Form 20-F
period 2002-12-31
DUNLOP STANDARD AEROSPACE HOLDINGS PLC
filed 2003-06-30
CIK 1095803

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                   FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended 31 December 2002

       Or
       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
       EXCHANGE ACT OF 1934 for the transition period from           to


                       Commission File number: 333-10886


                    DUNLOP STANDARD AEROSPACE HOLDINGS PLC
            (Exact name of Registrant as specified in its charter)


           N/A                                     England
(Translation of Registrant's              (Jurisdiction of incorporation
name into English)                            or organization)


                                 Holbrook Lane
                               Coventry CV6 4AA
                                United Kingdom
                   (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange
Title of each class:                              on which registered
-------------------                               ---------------------
None                                              None


Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                         11 7/8% Senior Notes due 2009

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   Ordinary Shares, nominal value (pound)1 per Share        (pound)160,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes X                              No

Indicate by check mark which financial statement item the registrant has elected to follow:

               Item 17_                           Item 18 X


                                            TABLE OF CONTENTS

                                                                                                       Page
Presentation of Information                                                                               3
Forward Looking Statements                                                                                4


PART I

Item 1          Identity of Directors, Senior Management, and Advisors                                    4
Item 2          Offer Statements and Expected Timetable                                                   4
Item 3          Key Information                                                                           4
Item 4          Information on the Company                                                               13
Item 5          Operating and Financial Review and Prospects                                             24
Item 6          Directors, Senior Management and Employees                                               34
Item 7          Major Shareholder and Related Party Transactions                                         38
Item 8          Financial Information                                                                    38
Item 9          The Offer and Listing                                                                    39
Item 10         Additional Information                                                                   39
Item 11         Quantitative and Qualitative Disclosures about Market Risk                               42
Item 12         Description of Securities Other than Equity Securities                                   43

PART II

Item 13        Defaults, Dividend Arrearages and Delinquencies                                           44
Item 14        Material Modification to the Rights of Security Holders and Use of Proceeds               44
Item 15        Controls and Procedures                                                                   44
Item 16        Reserved for Future Use                                                                   44

PART III

Item 17        Financial Statements                                                                      45
Item 18        Financial Statements                                                                      45
Item 19        Exhibits                                                                                  45


PRESENTATION OF INFORMATION

Dunlop Standard Aerospace Holdings plc (the "Company" or the "Group") conducts its operations primarily through subsidiaries. As used herein, except as the context otherwise requires, the term "Company" refers to the Company and its consolidated subsidiaries.

The Company publishes its financial statements in Pounds Sterling ("pounds" or "(pound)"). One pound consists of one hundred pence (100p). In this Report, currency amounts are expressed in pounds or in United States dollars ("dollars" or "$").

The term "subsidiary companies" as used herein refers to companies in which the Company has a majority interest.

In this Report, the term "Ordinary Shares" refers to Ordinary Shares of (pound)1 each in the Company.

The financial information set out in this Report does not constitute the Company's statutory accounts for the years ended December 31, 2002, 2001 and 2000, but is derived from those accounts. Statutory accounts for 2002, 2001 and 2000 have been delivered to the Registrar of Companies for England and Wales. The auditor, PricewaterhouseCoopers LLP, has reported on those accounts; its reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this annual report, in other filings with the U.S. Securities and Exchange Commission, in reports to security holders and in other communications. Examples of such forward-looking statements include, but are not limited to:

o projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

o statements of plans, our objectives or goals, including those related to products or services; or our management;

o    statements of future economic performance; and

o statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. The factors include:

o inflation, interest rates, exchange rates, market and monetary fluctuations;

o    the effect of, and changes in, regulation and government policy;

o the effects of competition in the geographic and business areas in which we conduct operations;

o changes in consumer preferences and spending in the countries in which we conduct operations;

o    the ability to increase market share and control expenses;

o the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by consumers;

o    technological changes and European Economic and Monetary Union;

o the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct operations; and

o    our success at managing the risks of the foregoing.

We caution that the foregoing lists of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


Item 1: Identity of Directors, Senior Management and Advisors

Not applicable

Item 2: Offer Statements and Expected Timetable

Not applicable

Item 3: Key Information

A.  Selected Financial Data

     The table below sets forth selected historical combined (predecessor) and consolidated financial data for the Company as of and for each of the periods indicated. This selected combined (predecessor) and consolidated financial data has been extracted, or derived from, and is qualified by reference to, the Company's historical combined (predecessor) and consolidated financial statements as of December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999 and for the three-month period ended December 31, 1998, which have been audited by PricewaterhouseCoopers LLP, our independent auditors. The historical combined (predecessor) and consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 25 to the Company's audited consolidated financial statements included elsewhere in this annual report. The following information should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements included elsewhere in this annual report.

In the current year the Company was required to adopt Financial Reporting Standard 19 ` Deferred tax' such that deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. A deferred tax asset is only recognized when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted. Accordingly all UK GAAP numbers have been restated to reflect this change in accounting policy. There is no impact on the reported US GAAP numbers as a result of this change.

Dunlop Standard Aerospace Holdings


                                                                                                                       Combined
                                                                                                                      Predecessor
                                                                                                       Three-Month     Nine-Month
                                               Year Ended     Year Ended    Year Ended    Year Ended   Period Ended   Period Ended
                                              December 31,   December 31,  December 31,  December 31,  December 31,  September 30,
               ((pound)in millions)                2002           2001          2000          1999          1998          1998

Profit and Loss Data:                                         (restated)    (restated)    (restated)    (restated)     (restated)

Amounts in accordance with U.K. GAAP
Revenues.................................... (pound)451.8  (pound)444.9  (pound)384.1  (pound)325.7  (pound)75.9    (pound)214.6
Cost of goods sold...........................       326.6         314.4         259.7         221.1          52.2          148.6
                                                    -----         -----         -----         -----          ----          -----
Gross margin.................................       125.2         130.5         124.4         104.6          23.7           66.0
Other operating expenses.....................        56.4          54.8          55.2          45.7          9.9            29.3
                                                     ----          ----          ----          ----          ---            ----
Operating profit pre-exceptional.............        68.9          75.7          69.2          58.9          13.8           36.7
Exceptional item1............................         3.8           -             -             -             -              -
Operating profit after-exceptional...........        65.1          75.7          69.2          58.9          13.8           36.7
Finance costs................................        43.2          41.9          40.7          39.5          10.4            3.9
                                                     ----          ----          ----          ----          ----            ---
Profit on ordinary activities before taxation..      21.9          33.7          28.5          19.4          3.4            32.8
Taxation ....................................        10.0          13.3          11.8           6.9           0.9            9.8
                                                     ----          ----          ----           ---           ---            ---
Profit for the financial period..............        11.9   (pound)20.5   (pound)16.8   (pound)12.6    (pound)2.5    (pound)23.0
                                                     ====          ====          ====          ====           ===           ====

Amounts in accordance with U.S. GAAP
Net income/(loss)2............................(pound)10.7    (pound)5.9    (pound)(4.5)  (pound)13.8  (pound)(16.0)   (pound)18.3
                                                     =====         ======         ====          ====         =====           ====

1.    The total exceptional item charge of(pound)3.8 million relates to costs incurred in relation to a proposed plan to seek a listing of the group's shares.

2.    Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 no
      longer permits the amortization of goodwill and indefinite-lived intangible assets. Had we adopted the non-amortization provisions of SFAS No. 142, beginning January 1, 2000.  It would have increased reported net income for 2002, 2001, 2000 by nil, (pound)6.4 million, and (pound)6.7 million, respectively, and consequently, net income would have been (pound)10.7 million, (6.4 pound)12.3 million  and (pound)2.2 million, respectively, under U.S. GAAP.



                                                                                                                    Combined
                                                                                                                    Predecessor
                                                                                                      Three-Month   Nine-Month
                                              Year Ended    Year Ended    Year Ended    Year Ended    Period Ended  Period Ended
                                             December 31,  December 31,  December 31,   December 31,  December 31,  September 30,
              ((pound)in millions)                2002        2001          2000           1999          1998          1998
                                                  ----        ----          ----           ----          ----          ----

Cash Flow Statement Data
Amounts in accordance with U.K.GAAP
Net cash inflow from operating activities..  (pound)62.7    (pound)80.6   (pound)81.3   (pound)80.7   (pound)13.0  (pound)24.2
Net cash (outflow) from returns on
investments and servicing of
finance...................................         (43.3)         (40.3)        (37.2)        (34.2)         (7.4)        (3.9)
Tax paid..................................          (7.7)          (8.9)        (11.2)         (1.8)         --          (16.7)
Net cash (outflow) from capital expenditure
and financial investment...................        (31.6)         (35.9)        (26.5)        (26.0)         (7.9)       (22.4)
Net cash (outflow) from acquisitions and
disposals..................................           --             --           --            --         (520.5)         --
Management of liquid resources - short term
deposits....................................          --          (11.4)          --            --            --           --
Net cash (outflow)/inflow from
financing...................................         8.3            8.4         (15.7)         (0.5)        547.3         56.6
                                                     ---            ---         -----          ----         -----         ----
Increase/(decrease) in cash.................(pound)(11.6)  (pound) (7.5) (pound) (9.3) (pound) 18.1  (pound) 24.5 (pound) 37.8
                                                   =====           ====          ====          ====          ====         ====

Amounts in accordance with U.S. GAAP
Net cash inflow/(outflow) from operating
activities.................................   (pound)9.4    (pound)22.1   (pound)28.3   (pound)38.5    (pound)4.6  (pound)(1.0)
Net cash used in investing activities......        (29.4)         (38.3)        (22.1)        (20.0)       (527.5)       (18.0)
Net cash (outflow)/inflow from
financing...................................        26.4            7.5         (20.3)          5.7         547.3         17.7
Net increase/(decrease) in cash under U.S.
GAAP......................................... (pound)4.5    ((pound)8.2) (pound)(12.5) (pound) 24.5   (pound) 25.2 (pound)(0.9)
                                                     ===            ===         =====          ====           ====        ====



                                                    As of              As of             As of            As of         As of
                                                December 31,       December 31,       December 31,    December 31,    December 31,
               ((pound)in millions)                 2002               2001               2000            1999           1998
                                                    ----               ----               ----            ----           ----

Balance Sheet Data
Amounts in accordance with U.K. GAAP                                (restated)         (restated)      (restated)      (restated)
Fixed assets
   Intangible fixed assets...................  (pound)341.9       (pound)355.7      (pound)346.4    (pound)333.6    (pound)329.7
   Tangible fixed assets.....................         178.6              174.7             159.2           141.8           130.0
Current assets
   Inventories...............................          69.4               68.5              64.5            50.3            53.5
   Debtors (as restated).....................         130.3              125.3             132.2           100.3            98.5
   Cash at bank and in hand..................          33.6               40.6              37.2            49.7            25.2
Creditors--due within one year-borrowings.....        (67.9)             (54.4)            (21.0)          (20.2)           (6.4)
Creditors--due within one year-other creditors        (85.0)             (92.1)           (111.9)          (57.4)          (55.0)
                                                      -----              -----            ------           -----           -----
Net current assets...........................          80.3               87.9             101.0           122.8           115.8
                                                       ----               ----             -----           -----           -----
Total assets less current liabilities........         600.9              618.3             606.6           598.2           575.5
Creditors--due after more than one year.......       (352.5)            (384.1)           (392.4)         (397.5)         (392.2)
Provisions for liabilities and charges.......         (22.6)             (18.7)            (19.2)          (24.9)          (26.1)
                                                      -----              -----             -----           -----           -----
                                               (pound)225.7       (pound)215.5      (pound)195.0    (pound)175.8    (pound)157.2
                                                      =====              =====             =====           =====           =====

Called up share capital......................  (pound)160.0       (pound)160.0      (pound)160.0    (pound)160.0    (pound)155.0
                                                                            --                --             --              --
Profit and loss account......................          65.7               55.5              35.0            15.8             2.2
                                                       ----               ----              ----                             ---
Total shareholders' funds....................  (pound)225.7       (pound)215.5      (pound)195.0    (pound)175.8    (pound)157.2
                                                      =====              =====             =====           =====           =====
Amounts in accordance with U.S. GAAP
Total assets.................................  (pound)760.8       (pound)791.7      (pound)779.6    (pound)735.2    (pound)700.3
Long-term debt...............................         401.2              435.4             417.4           412.5           406.7
Shareholders' equity.........................  (pound)172.9       (pound)163.6      (pound)157.0    (pound)154.0    (pound)139.6



                                                                                                                      Combined
                                                                                                                     Predecessor
                                                                                                      Three-Month    Nine-Month
                                            Year Ended     Year Ended    Year Ended    Year Ended    Period Ended   Period Ended
                                            December 31,   December 31,  December 31,  December 31,  December 31,   September 30,
               ((pound)in millions)             2002          2001          2000           1999          1998           1998
                                                ----          ----          ----           ----          ----           -----

Other Financial Data:
Amounts in accordance with U.K. GAAP
Depreciation and amortization................(pound)19.2   (pound)18.5   (pound)13.8   (pound)10.3    (pound)2.5    (pound)6.6
Capital expenditures.........................(pound)33.5   (pound)28.5   (pound)22.7   (pound)19.9    (pound)6.9   (pound)17.9






      Exchange rates

      Fluctuations in the exchange rate between the pound sterling and other currencies may affect our business. Our revenues, costs, assets and liabilities are denominated in multiple currencies, particularly the U.S. dollar, the pound sterling, and the Canadian dollar. This exposes us to fluctuations in various currencies, which may affect our financial condition and results of operations as reported in pounds sterling. For example, the pound sterling appreciated 4.2% against the U.S. dollar in 2002 but depreciated 5.3 % against the U.S. dollar in 2001 (based on average exchange rates for those years). These changes had a negative effect on our U.S. dollar-denominated revenues and earnings in 2002 but a positive effect on our U.S. dollar-denominated revenues and earnings in 2001 as reported on a pound sterling basis. In addition, these changes had a positive effect on the sterling value of our U.S. dollar denominated debt in 2002 and a negative effect on the sterling value of our U.S. dollar denominated debt in 2002.

      Although our revenues and costs are generally matched in each geographic region, changes in currency exchange rates could hurt our ability to make planned capital expenditures as well as payments to you. We also use currency hedging transactions to protect against transaction risk, including in respect of amounts owed under our credit agreement. However, we may not in all cases be able to manage our currency transaction risks through hedging, particularly given current volatility of exchange rates.

      The following table sets forth, for the periods indicated, certain information concerning the Noon Buying Rates for pounds sterling, expressed in U.S. dollars per pound sterling. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information of the Company appearing in this annual report. No representation is made that the pound sterling or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate or at all.



Year Ended December 31,                           High         Low         Average(a)        Period End
                                                               (US$ per (pound)1.00)

1998...........................................    1.72       1.61            1.66             1.66
1999 ..........................................    1.68       1.55            1.62             1.62
2000 ..........................................    1.65       1.40            1.52             1.50
2001...........................................    1.50       1.37            1.44             1.45
2002...........................................    1.61       1.41            1.50             1.61

2002 December..................................    1.61       1.56
2003 January...................................    1.64       1.60
2003 February..................................    1.65       1.57
2003 March.....................................    1.61       1.56
2003 April....................................     1.60       1.55
2003 May.....................................      1.65       1.59


As of 27th June 2003, the exchange rate was 1.66

(a) The average rate for each period is defined by using the average of the exchange rates of each day during the period.

B.    Capitalization and indebtedness

      Not applicable

C.    Reason for the offer and use of proceeds

      Not applicable


D.    Risk Factors


             Risks Relating to the Aerospace and Defense Industry

Risks Relating to Cyclicality--The cyclicality of the aerospace and defense industry may materially adversely affect our results of operations and financial condition in future periods.

      Downward trends in the aerospace and defense industry may reduce demand for our products and services, which could materially adversely affect our business, results of operations and financial condition in future periods. Those trends could include the following:

o any overall decrease in the growth of the aerospace and defence markets, whether resulting from any decrease in aircraft usage, aircraft production or otherwise; or

o any decrease in outsourcing by military and civilian aircraft operators or engine manufacturers.

The U.S. and other world markets are currently experiencing an economic downturn, and some of the market segments that we serve have been affected by this downturn. As a result, our business and financial results have been adversely affected. If this economic downturn were to continue for an extended period or if conditions were to worsen, there would be a further negative impact on our business and financial results. Further, the terrorist attacks of September 11, 2001 adversely affected the U.S. and world economies. These terrorist attacks, the coalition military response and subsequent developments may lead to future acts of terrorism or additional hostilities, as well as economic and political instability. While the precise effects of such instability on our industry and our business is difficult to determine, it may negatively impact our business, financial condition, results of operations and cash flows.

Commercial Airlines - Current conditions in the airline industry could adversely affect our business and financial results.

      The economic downturn, together with the terrorist attacks of September 11, 2001, has adversely affected the financial condition of many commercial airlines. Additionally, commercial airline travel has been adversely affected by health concerns related to Severe Acute Respiratory Syndrome, or SARS. In response, some airlines have reduced their aircraft fleet sizes, resulting in decreased aftermarket demand for some of our products. Several airlines recently have declared bankruptcy or indicated that bankruptcy may be imminent. In addition, Boeing and Airbus have both announced that new commercial aircraft deliveries for 2003 will be lower than 2002, as a result of reduced demand. We expect that this reduction in the active fleet, coupled with reduced commercial aircraft deliveries by Boeing and Airbus, could adversely affect our results of operations and cash flows.


Defense Spending or Military Outsourcing Reductions--Decreases in spending or outsourcing by military organizations, which are among our major customers, could materially reduce our revenues and adversely affect our financial condition.

      Defense spending by U.S., Canadian and European governments generally declined in real terms throughout the 1990s and may decline again in the future. In addition, the outsourcing by the U.S. military of certain repair and overhaul functions that has occurred over the last decade may cease or decrease in the future. U.S. federal law prevents the U.S. military from outsourcing more than 50% of its spending, and we believe that the military is approaching this threshold. We estimate that we generated 27% of our 2002 revenues from products and services provided directly or indirectly to military organizations. If military spending declines in the future or is refocused away from markets in which we operate or aircraft in which our products are used, or if military outsourcing decreases or ceases, our business, results of operations and financial condition could be materially adversely affected.

Competition--Competition in our industry could constrain our growth and cause us to lose market share.

      Our engine repair and overhaul operations currently compete against the service divisions of the original equipment manufacturers, or OEMs, of the engine platforms we service, other independent service organizations, the maintenance departments or divisions of airlines, some of which also offer services to others, and government and military maintenance facilities. Our design and manufacturing operations currently compete against other aerospace and defense systems and parts manufacturers and distributors. These competitors offer many similar products and services to the same customers we serve. Some of these competitors may have certain advantages over us, including:

o the ability to devote more resources to developing, promoting and selling their products and services;

o     the ability to adapt more quickly to changing customer requirements;

o     stronger and longer-term customer relationships;

o a more diverse product and/or service base, including products and/or services outside the aerospace and defence industry;

o     greater financial resources;

o     greater name recognition; and

o     better technical or marketing capabilities.

In addition, certain OEMs are attempting, or may in the future attempt, to perform all or a greater portion of the repair and overhaul services related to the engines they manufacture. Our business, results of operations and financial condition may be materially adversely affected by changes in the competitive environment, including any intensification of competition, which could lead to a loss of business and a decline in our margins.

Regulation--We will not be able to operate our business if we fail to comply with or obtain and maintain the necessary regulatory approvals.

      We operate in a highly regulated industry and need a number of regulatory approvals in connection with the products and services we provide. In addition, a majority of our contracts with OEMs terminate at the option of the OEM if we fail to obtain and maintain necessary approvals or fail to comply with applicable regulations. Failure to obtain or comply with regulatory approvals, or the costs associated with obtaining or complying with any such regulatory approvals, could have a material adverse effect on our business, results of operations and financial condition. Regulatory authorities monitoring our performance and products include the U.S. Federal Aviation Administration, or the FAA, a consortium of European regulatory authorities called the Joint Aviation Authorities, the U.K. Civil Aviation Authority, Transport Canada and others. These regulatory authorities require, among other things, that we:

o periodically undergo extensive inspections and audits of our facilities and practices;

o obtain and maintain certifications from regulatory authorities for all parts installed on an aircraft;

o obtain and maintain certifications from regulatory authorities to provide service for commercially operated aircraft engines; and

o obtain and maintain recognized quality approvals, such as ISO-9000 and ISO-9001.

      The U.S. Department of Defense, the Canadian military and most other military organizations to which we provide parts and services similarly require us to comply with all applicable government regulations when providing parts or servicing their equipment and may conduct reviews similar to those conducted by civil regulatory authorities. We are also subject to U.S. Commerce, Treasury and State Department and other governmental trade regulations that can increase costs and add to the complexity of doing business with aerospace and defense products. In addition, we may become subject to new governmental regulations if we expand our business into new countries or sell new products or services. The imposition of new, different or more stringent regulations could also materially adversely affect us because we might be unable to comply with them or compliance may require significant additional expenditures.

                         Risks Relating to Our Company

Reliance on Certain Engine Manufacturers -- If we fail to obtain or maintain engine service authorizations from OEMs, our revenues, cash flow and profitability could be materially adversely affected.

      We depend on authorizations provided by, or purchased from, engine manufacturers to service the engines made by them. These authorizations can provide important competitive advantages, such as discounts on parts and services purchased from the OEMs and access to OEM warranty programs and campaigns. If engine manufacturers fail to renew or extend existing service authorizations or if authorization fees or spare-part prices increased significantly, our revenues, cash flow and profitability may be materially adversely affected.

      We estimate that approximately 45% of our 2002 total revenues were generated from servicing engine platforms manufactured by Rolls-Royce, and approximately 18% of our 2002 total revenues were generated from servicing engine platforms manufactured by Pratt & Whitney. Our Rolls-Royce authorizations relating to the T56 and A250 engine platforms are scheduled to expire on December 31, 2003. We estimate that repair and overhaul services on the T56 and A250 engine platforms pursuant to those authorizations accounted for approximately 20% and 8%, respectively, of our 2002 total revenues. Our Pratt & Whitney authorizations relating to the PW100 and PT6 engine platforms are scheduled to expire on November 1, 2003. We estimate that repair and overhaul services on the PT6 and PW100 engine platforms pursuant to those authorizations accounted for approximately 9% and 9%, respectively, of our total 2002 revenues.

      A number of factors could cause us to lose existing or fail to obtain new or renewed OEM authorizations, including:

o our failure to comply with applicable specifications provided to us by OEMs;

o a material breach by us under our contracts with OEMs or termination or expiration of those contracts;

o a change of control of our company without consent or approval from OEMs where required;

o our failure to obtain or comply with applicable governmental regulatory approvals;

o a decision by OEMs to perform all or any part of the engine repair and overhaul services we provide in connection with their engine platforms; or

o     a significant product failure for which we are found to be responsible.

Dependence on Key Suppliers-- If we are unable to purchase component parts or raw materials from our key suppliers, our business and results of operations may be materially adversely affected.

      We depend on certain component and raw material suppliers for our engine repair and overhaul and design and manufacturing operations. In our engine and repair overhaul business, our authorizations from OEMs generally require that we purchase any component parts we need for the performance of our services from the OEMs or their designated distributors. We estimate that in 2002, we made 32% of our total material purchases from Rolls-Royce, 16% of our total material purchases from Pratt & Whitney and 15% of our total material purchases from Aviall Inc., a Rolls-Royce distributor. The loss of Rolls-Royce, Pratt & Whitney or Aviall as a supplier could have a material adverse effect on our business. In our design and manufacturing business, we tend to use sole source suppliers. We have at times experienced delays in receiving component parts and raw materials from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced. We produce the carbon used in the manufacture of our carbon brakes. If there were a significant disruption in our carbon manufacturing process, it would be very difficult for us to secure an alternative supply of carbon, which could lead to a prolonged disruption in our manufacture of carbon brakes and have a material adverse effect on our business, results of operations and financial condition.

Dependence on Key Customers-- Loss of any of our large customers could have a material adverse effect on our results of operations and financial condition.

      Our business depends on sales of parts and services to a few large customers. We estimate that sales to our top 10 customers comprised approximately 45% of our 2002 revenues. Our largest customer, Rolls-Royce, accounted for about 18% of total revenues in 2002. We estimate that revenues from Rolls-Royce include engine repair and overhaul services that accounted for approximately 10% of our total 2002 revenues which we provided to five end-users that maintain separate agreements with Rolls-Royce. In addition, we estimate that sales to the U.S. military, including sales through the Lockheed Martin/Kelly Air Force Base contract and sales to the U.S. Coast Guard, were approximately 15% of our total revenues in 2002. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues, profits and financial condition could be materially adversely affected.

Dependence on Engine and Aircraft Usage--A decline in the usage of aircraft for which we manufacture parts or engines we service could have a material adverse effect on our results of operations and financial condition.

      A decline in the usage of aircraft for which we manufacture parts or engines we service could have a material adverse effect on our results of operations and financial condition. Our results of operations and financial condition may also be adversely affected by changes in maintenance cycles and product life extensions.

      The long-term prospects of our engine repair and overhaul service business depend on the total number of engines in use among the engine platforms we service and the amount of use such engines receive. Of the primary types of engine platforms we service, the number of T56 engines and their usage is declining. In addition, the number of A250, 501K, PT6, PW100 and APU engines and their usage has matured, which means that production of those engine platforms has ended or is about to end or aftermarket revenues are close to peak levels.

      While service needs in relation to engine platforms characterized as mature or declining continue for many years after engine production is discontinued, the long-term prospects for our repair and overhaul service business depend on our becoming an authorized service provider on new or additional engine platforms, and no assurance can be given that these new authorizations will be obtained. Similarly, the long-term prospects for our design and manufacturing business depend on our products being chosen for use on new or additional aircraft platforms, and no assurance can be given that we will be successful in obtaining this new business.

Our revenue mix may vary and may negatively affect our profit margins.

      For fiscal years 2002 and 2001, our engine repair and overhaul revenue increased, while design and manufacturing revenue decreased, as a percentage of total revenue. On average, our profit margins on engine repair and overhaul revenue historically are less than our profit margin on design and manufacturing revenue. Any decrease in the percentage of our total revenue derived from design and manufacturing could have a material adverse effect on our business, financial position, results of operations or cash flows.

Control of the Company--Doughty Hanson controls all matters requiring a shareholders vote and certain other matters relating to our day-to-day operations, and its interests may conflict with your interests.

      Nominees of limited partnerships for which Doughty Hanson & Co. Limited acts as general partner, and certain employees and directors of Doughty Hanson & Co. Limited, collectively referred to as Doughty Hanson, own approximately 90% of the common stock of our parent, Dunlop Standard Aerospace Group Limited, or DSAG. Accordingly, Doughty Hanson effectively control all matters requiring a shareholders' vote, including the election of a majority of DSAG's board of directors. Doughty Hanson's concentrated share could also delay, discourage or preclude a change of control or the removal of management. In addition, if circumstances arise in which the interests of Doughty Hanson conflict with your interests, you could be disadvantaged by the actions Doughty Hanson takes.

Dependence on Key Personnel--Failure to retain certain of our executive officers or attract and retain the services of certain qualified employees may materially adversely affect our business and results of operations.

      Our continued success depends on the services of certain of our executive officers and on our ability to attract and retain qualified managerial and technical personnel experienced in the various operations of our businesses. Loss of the services of these employees could materially adversely affect our operations.

      Competition for qualified technical personnel is intense, and we have at times found it difficult to attract and retain skilled personnel for our repair, overhaul and manufacturing operations. Failure to attract or retain highly qualified personnel could have a material adverse effect on our business, results of operations and financial condition.

Risk of Foreign Exchange Rate Fluctuations--Changes in foreign exchange rates could have adverse effects on our results of operations and financial condition.

      Our revenues, costs, assets and liabilities are denominated in a variety of currencies, particularly the U.S. dollar, the pound sterling and the Canadian dollar. Our results of operations and financial condition, as reported in pound sterling, will be affected by fluctuations in exchange rates. Accordingly, our operating performance may not be fully or accurately reflected in our financial results.

      We enter into hedging agreements to protect against currency transaction risk, including in respect of amounts owed under our credit facilities. However, we may not in all cases be able to manage our currency transaction risks through hedging, particularly given the volatility of exchange rates.

International Operations--Our international operations are exposed to various risks which could have a material adverse effect on our results of operations and financial condition.

      We have a presence in 11 different countries with facilities in nine of those countries. Most of our operations are in the United Kingdom, the United States and Canada, but we also have operations in other markets, including limited operations in Mexico and China, and may in the future expand into additional markets. International operations are subject to many additional risks, including:

o the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements;

o     import and export restrictions and tariffs;

o additional expenses relating to the difficulties and costs of staffing and managing international operations;

o     potentially adverse tax consequences;

o     increased competition as a result of subsidies to local companies;

o     political instability or war;

o     cultural differences;

o     the impact of business cycles and economic instability; and

o     increased expenses as a result of inflation.

Any one of these factors could materially adversely affect our sales of products or services to international customers, which could materially adversely affect our business, results of operations and financial condition and curtail our expansion strategy.

Product and Service Liability Risks--We may in the future face large liability claims.

      A failure or malfunction of a part we designed or manufactured or an engine we repaired or overhauled could result in claims for personal injury, death or property damage. In addition, many factors beyond our control could lead to liability claims, including:

o the failure of an aircraft on which a part we manufactured or an engine we overhauled has been installed;

o     the reliability and skills of the operators of our customers' aircraft;
      and

o the type and amount of maintenance on aircraft and component systems performed by our customers.

      We have obtained insurance coverage with respect to these types of liabilities. We could, however, be required to pay a material amount if a claim is made against us that is not fully covered by insurance, if no third party is required to indemnify us or a third party fails to perform an indemnity. Some of our engine repair and overhaul service contracts with OEMs do not limit our liability or provide for indemnification by the OEMs against losses arising from parts or work provided to us by the OEMs. Furthermore, we may incur significant expenses in the course of defending against claims. In addition, adequate insurance may not be available in the future or may be available only on unacceptable terms. Following the September 11, 2001 terrorist attacks, aviation insurers significantly increased premiums. Liability claims could also cause damage to our reputation which could have a material adverse effect on our business, results of operations and financial condition.

Environmental Matters--Our operations may prove harmful to the environment, which could expose us to fines and damages and could require expensive remediation.

      Our operations are subject to various laws and regulations, including those relating to:

o the generation, storage, handling, use and transportation of hazardous materials;

o     emissions and discharges to air, soil and water;

o     the health and safety of our employees; and

o     other environmental matters.

      We are required to obtain environmental permits from governmental authorities. These authorities can modify or revoke such permits and can enforce compliance with laws, regulations and permits by issuing orders and assessing fines. We incur capital and operating costs to comply with laws, regulations and permits. We believe that we substantially comply with, and that material expenditures are not required in connection with, the applicable environmental and health and safety laws, regulations and permits, but we cannot assure you that regulators will not successfully challenge such compliance or require us to expend significant amounts.

      The requirements of environmental laws, regulations and permits continue to become more stringent. In addition, some of our facilities are located on land that has been used for industrial purposes for a long time. Under some circumstances, we could be held responsible for cleaning up contamination at our facilities, including facilities that we have sold or transferred to other companies, or at waste disposal sites we use. We could also be held liable for any damages from exposure to such contamination. For these reasons, we do not know the ultimate environmental liabilities and costs that we face. It is possible that such environmental liabilities and costs could materially adversely affect our business, results of operations and financial condition.

Substantial Debt--Our substantial amount of debt could materially adversely affect our financial health and imposes significant restrictions on our business.

      We have a substantial amount of debt. At December 31, 2002, we had (pound)393.3 million of long-term debt on a consolidated basis, and a consolidated debt to equity ratio of 1.74 to 1. Our obligations to make principal and interest payments in respect of our indebtedness could have important consequences, including the following:

o our debt repayment obligations reduce the money available for other purposes;

o some of our debt bears interest at variable rates of interest, which could expose us to the risk of increased interest rates;

o we may have more debt than our competitors, which may put us at a competitive disadvantage;

o our indebtedness may make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions, including increased competition; and

o our indebtedness may limit our ability to pursue other business opportunities, to borrow money for operations or capital investments in the future, to compete effectively and to implement our business strategies.

If our businesses do not perform satisfactorily, we may be not be able to pay principal and interest on or refinance our debt. Whether our businesses perform satisfactorily will depend on financial, business, economic and other factors affecting our engine repair and overhaul and design and manufacturing operations. Some of these factors, such as economic conditions in the different markets where we operate and pressure from existing and new competitors, are beyond our control. If we do not earn enough money, we may have to refinance all or some of our existing debt, sell assets or additional equity securities or borrow more money. We may not be able to do any of these things on acceptable terms.

Restrictions in Debt--Our operations are restricted by the terms of our debt instruments.

The indenture governing the senior notes and our credit agreement will limit our flexibility in operating our businesses, including our ability to:

o     borrow more money;                   o      merge or consolidate with
                                                  other companies; and

o     pay dividends;                       o      make capital expenditures.

o     make certain investments;

      The credit agreement also requires our operating subsidiaries to meet certain financial ratios and tests. They may not be able to meet these tests for reasons beyond their control. If they fail to comply with the obligations in the credit agreement, there could be an event of default under that agreement. In addition, the lenders under the credit agreement might declare the debt under that facility immediately due and payable which may also lead to the senior notes becoming due and payable. If there is a default under the credit agreement, the operating subsidiaries may not have sufficient assets to repay the debt under that facility and the notes.

      If we or our subsidiaries fail to comply with the obligations in the credit agreement or indenture, there could be an event of default under those debt instruments which could have a material adverse effect on our results of operations, liquidity and financial condition.

Risks Relating to Growth Strategy--Any expansion by acquisition may prove risky for us.

      Our ability to implement our expansion strategy will depend in part on whether any suitable businesses are available at acceptable valuations and our ability to finance the purchase price of any acquisitions. Any acquisition that we make could present a variety of risks, including:

o our failing to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator despite any investigation we make before the acquisition;

o our inability to integrate the operations and personnel of the acquired company;

o     our loss of key personnel of the acquired company; and

o our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights.


Item 4: Information on the Company

Description of the Business

A. History and development of the Company

      We trace our origins back to 1911. We were owned by BTR plc, now known as Invensys plc, from 1991 until 1998, when our business was acquired by certain partnerships, of which Doughty Hanson & Co. Limited is the sole general partner, and certain management shareholders. We have two primary businesses: we repair and overhaul small and mid-sized aircraft engines and we design and manufacture specialized aviation parts, including wheels, brakes, engine parts and rubber and polymer products. Our customers are primarily in the aviation aftermarket, including airlines, military organizations, and other aircraft operators, and also include original equipment manufacturers referred to as OEMs. See "Liquidity and Capital Resources" for a discussion of our capital expenditures.

      We are Dunlop Standard Aerospace Holdings plc, incorporated under the laws of England and Wales on July 16, 1998 as a holding company for the purpose of acquiring substantially all of the aerospace businesses of BTR in the acquisition. Our registered executive office is located at Holbrook Lane, Coventry CV6 4AA, England (telephone number +44-2476-668-707).


B. Business overview

      We are a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions:

o Our engine repair and overhaul business services a wide range of small- and medium-sized gas turbine engines and provides our customers with comprehensive, value-added maintenance solutions.

o Our design and manufacturing business produces aviation parts, sub-systems and systems that are precision-engineered and specialized, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber and polymer products.

      We estimate that more than 85% of our 2002 revenues were generated from aftermarket sales, and that approximately 83% of our design and manufacturing revenues related to aircraft or engines where we were the sole designated provider of the relevant parts. We believe we have a diverse customer base encompassing a variety of sectors of the aerospace and defense industry, including the regional, military and business sectors, which we estimate together accounted for approximately 76% of our 2002 revenues as well as the large commercial aviation and helicopter sectors, which we estimate accounted for approximately 9% and 10% of our 2002 revenues, respectively. We have become a leader in many of our products and services by investing in advanced technologies and by successfully applying those technologies to provide high quality parts and services at lower costs. We have presence in 11 different countries and facilities in nine of those countries, with our largest facilities located in the United Kingdom, Canada and the United States. See "Note 3 Segmental Analysis" in the F-pages for supplementary segment disclosures in respect of sales. We also have operations in other markets, including limited operations in Mexico and China. In 2002, we had revenues of (pound)451.8 million and operating income of (pound)65.1 million. See "Operating and Financial Review and Prospects" for additional information about our operating results.

      Engine Repair and Overhaul (71% of 2002 revenues). We provide comprehensive repair and overhaul services on a wide range of small- to medium-sized gas turbine engines to more than 1,400 customers worldwide. In addition, we offer our customers value-added maintenance solutions, including cost-saving component restoration services, logistic services, spare engine planning and proprietary diagnostic tools. Most of the engine platforms we repair and overhaul are used on regional, military and business aircraft, and helicopters rather than on large commercial aircraft. We also repair and overhaul engines in industrial operations related to pipelines, cogeneration and marine technologies and operations. We estimate that in 2002 we generated approximately 84% of our repair and overhaul service revenues from servicing engine platforms for which we believe we had the largest or second-largest market share among all service providers. We believe that the combination of our rapid turnaround times, proprietary engine rebuild and parts restoration capabilities and comprehensive service offerings enables our customers to reduce their inventory requirements and help lower their total operating costs.

      Design and Manufacturing (29% of 2002 revenues). We design and manufacture a wide variety of precision-engineered and specialized parts sub-systems and systems for use primarily in the aerospace and defense industry, including:

o      aircraft wheels, brakes and braking systems;

o      engine heat exchangers and bleed valves;

o      air/oil separators and actuators;

o      specialized aircraft seals; and

o      ice protection systems.


      We market and sell our manufactured products to approximately 1,200 customers worldwide, including regional, business and commercial aircraft and helicopter manufacturers and operators, military organizations and engine manufacturers. We believe that we are well-known within our industry for technologically sophisticated products, such as our advanced carbon braking systems and our precision-engineered heat exchangers.

      We use our technological strengths to offer our customers better quality products which can help lower our customers' operating costs. We believe that these practices enhance customer loyalty and, together with the sole-source nature of many of our products, provide us with recurring revenue opportunities during the operational lives of the aircraft and engine platforms using our products.

Products and Services

Engine Repair and Overhaul

      The primary reasons to remove an engine from an aircraft for servicing are that the number of engine hours since an engine's last overhaul has reached the engine's life limit or that the engine has been damaged or is not otherwise performing optimally. The cost of servicing an engine and the time required to complete such servicing varies with the age, size and model of engine, the extent of the repairs being performed and the parts being replaced.

      An overhaul of an engine can involve thousands of parts and numerous separate work orders. Each work order represents a specific step or process that must be completed during the course of the overhaul. For example, an overhaul of a Rolls-Royce T56 engine typically involves the inspection, replacement or refurbishment of 5,500 or more parts and approximately 170 separate work orders. We typically average between 30 and 60 days for a full overhaul on the majority of our engine programs. In order to overhaul engines quickly, we must perform many parallel processes and integrate numerous components just before final assembly.

      Engine Platforms Serviced. The following table sets forth key information with respect to the primary types of engine platforms that we service:


                           2002           Estimated       Date First          Estimated
                          Revenues        Number          Introduced/First    Product
                          (in millions)   Currently       Serviced by the     Life-Cycle
Engine and Engine Type    (and %) (1)     in Use (2)      Company             Stage (3)    Principal Applications
----------------------    -------------   ----------      ---------------     ----------   ---------------------

Rolls Royce
T56/501D (turboprop)  (pound)89.5           8,300         1955/1960           Declining(4) Used primarily in military
                            (19%)                                                          transport planes, including the
                                                                                           Lockheed C-130 Hercules; commercial
                                                                                           version is the 501D.

AE3007 (turbofan)     (pound)70.9           1,500         1996/1997           Growth       Used in the Cessna Citation X
                            (16%)                                                          business jet and the Embraer
                                                                                           135/140/145 regional jet.

A250  (turboshaft)    (pound)36.6          12,900         1967/1967           Mature       Helicopter engine used in many Bell
                            (8%)                                                           and McDonnell Douglas helicopters.

501K (industrial)     (pound)11.7           1,500         1954/1969           Mature       Developed from T56 for use in
                            (3%)                                                           marine and industrial applications,
                                                                                           generally power generation.

AE2100 (turboprop)    (pound)9.1              400         1991/1993           Growth       Used primarily in military
2100A                       (2%)                                                           transports, including the new
2100D3                                                                                     model C-130J Hercules, and also
                                                                                           in commercial aircraft.

Pratt & Whitney
PT6A (turboprop)      (pound)41.1          20,500         1964/1986           Mature       Used in several medium-sized
                            (9%)                                                           business and military aircraft such
                                                                                           as the Raytheon King Air Services
                                                                                           and JPATS.

PW100 (turboprop)     (pound)41.3 (9%)      3,600         1984/1995           Mature       Used in several medium-sized
                                                                                           regional aircraft including the ATR
                                                                                           and the Dash 8 Series.

Honeywell

APU (turboshaft)      (pound)5.5            6,000         1979/1997           Mature       Series of engines used in several
Includes series 36 &        (1%)                                                           business, regional, military
85 (5)                                                                                     commercial aircraft.

General Electric
LM1600 (industrial)   (pound)4.4              135         1991 (as            Growth       Used in marine and industrial
                            (1%)                          aircraft                         applications.
                                                          engine)/1994

CF34 (turbofan) (6)   (pound)4.2            2,500         1995/second         Growth       Used on Bombardier CRJ regional
                            (1%)                          half of 2002                     jets and Canadair Challenger
                                                                                           business jets.


-----------------------

(1)   Management's estimates. Percentages are based on our total revenues.

(2)   Management's approximate worldwide estimates.

(3)   By life-cycle stage, we mean whether the worldwide number of those engines is growing, has matured or is declining.
      We define growth programs as those where fleet expansion is ongoing as aircraft continue to be produced; mature programs as those where production has ended or is about to end or where aftermarket revenues are close to peak levels; and declining programs as those where aircraft are being retired or the rate of utilization is decreasing.

(4)   The T56/501D is in transition because, while the number of engines in service is declining, we believe that additional engines are likely to become available for servicing by independent service providers as the U.S.
      government outsources more of its maintenance operations.

(5)   Includes only auxiliary power units (APUs) currently installed on aircraft for which we have capabilities. Does not include spares or ground support units.

(6)   Contract with a General Electric affiliate signed in September 2001. First revenue received in the second half of
      2002.



      We believe that the customers and demand for each engine platform that we repair and overhaul are distinct. We have divided our engine repair and overhaul operations into three divisions which include eight business units, each of which serves a component of our market and three of which service a single engine platform. These repair and overhaul business units operate from various service centers and overhaul facilities based primarily in Canada, the United States, the Netherlands, Singapore and Australia.

      Repair and Overhaul Process. The stages of the overhaul process include the following:

o Disassembly, Cleaning and Inspection. After we receive an engine for overhaul, our technicians disassemble the unit into its parts, a process that requires special tooling and expertise. In the case of a complete flight engine, the unit is initially broken down into its three major modules: the turbine, the compressor and the gearbox. The modules are then disassembled further into their component parts. Each part is completely cleaned and permanently identified to allow for comprehensive inspection, testing and evaluation of part size, structural integrity and material tolerances. Each of the thousands of individual engine parts is subject to inspection. Our personnel use a detailed checklist and reporting procedure to create a report documenting the state of each part inspected and indicating the extent of repair or overhaul of the engine to be performed. Technicians tag all parts which need to be replaced or remanufactured and prepare work orders and bills of material and requisitions to be submitted to the repair and overhaul division's parts and production and re-manufacturing departments for inventory and scheduling purposes. We use our management information system throughout this process to reduce the amount of detailed inspection time required.

o The work completed in the disassembly and inspection process enables us to obtain detailed information concerning which parts can be reused or remanufactured and which must be replaced, as well as the approximate labour needed to complete the job. Our computer system identifies and tracks the parts and associated work orders from each engine in order to maintain the integrity of the engine throughout the overhaul process. Our personnel provide complete and detailed listings of all repair and overhaul work steps and processes to be completed. If additional work is deemed necessary, we negotiate resulting price and scheduling issues with the customer.

o Parts Remanufacturing and Replacement. The next phase of an overhaul involves remanufacturing existing parts to specifications set by our customers. This entails a combination of machining, parts coating, welding, heat treatment, metalizing, metal reshaping, surface finishing and restoration of its original finish. During this phase, we use procedures designed to ensure that parts are prioritized and tracked through the remanufacturing phase. Tight control is maintained over scheduling for each part, in order to enable us to remain within our required turnaround time. Although we subcontract a limited number of processes to third parties, the majority of the work is done in our facilities using proprietary or specialized manufacturing techniques. If a part cannot be remanufactured, we may install either a new part or a previously remanufactured part from inventory. We maintain an inventory of serviceable parts that have been remanufactured for this purpose. Overhauling parts or using serviceable parts from inventory in lieu of new parts generally lowers customer costs and increases our margins when compared to an engine overhaul that consists of exclusively new parts. In addition, these manufacturing and service capabilities are integral to our competitive position because they enable us to maintain or increase the quality of work we perform and significantly reduce costs and turnaround times relative to those of our competitors.

o Reassembly, Engine Testing and Shipping. The engine is then reassembled and submitted to an engine test unit. At the test unit, the engine is mounted on a stand and tested in accordance with OEM-defined specifications checking for oil or air leakage, fuel efficiency, operating temperature ranges and maximum output. At this stage, the engine must meet the OEM's original performance and safety specifications; if it does so, it is classified as a zero time engine, meaning that it has the same number of engine hours before the next overhaul as a new engine. Upon successfully completing these tests, the engine is rated for horsepower and fuel consumption and is then packaged and prepared for shipment or pickup. Engines are generally shipped via third party carriers.

      Engine Leasing Program. When a customer transfers an engine to us for repair and overhaul work, we may lease or rent an engine of the same type to the customer so that the customer can continue to operate their aircraft. We own engines for most of the engine platforms on which we perform repair and overhaul work. The net book value of our engines available for lease was approximately (pound)19 million at December 31, 2002. The cost of this lease or rental is generally included in the total overhaul costs charged to the customer.

      Repair and Overhaul Facilities. Our repair and overhaul facilities are located primarily in Canada and the United States, as well as the Netherlands. In Canada, we have 11 facilities in Winnipeg and facilities in Vancouver and Montreal. In the United States, our largest facilities are located in San Antonio and Knoxville, and we have numerous sales facilities throughout the country. We also have service facilities in Singapore, Australia, and Mexico. Each repair and overhaul facility generally focuses on a specific type of engine platform, although our Winnipeg facilities service a number of platforms. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures in the past few years and the redesign of our facilities.

      Design and Manufacturing

      Most of our parts sales are comprised of aftermarket sales, which consist of replacement parts sales, installation and technical services to customers worldwide. Some initial products are, however, provided to the OEM free of charge in exchange for securing sole- or dual-source orders for spare parts, as is generally done in the industry. Aftermarket customers generally purchase replacement parts from the original manufacturer, as the expense of recertification and the high costs in terms of time and capital for a competitor to develop and produce equivalent parts reduce the amount of potential suppliers.

      In 2002, we estimate that approximately 70% of our design and manufacturing revenues were attributable to the aftermarket. We estimate that we received 18% of our total 2002 revenues from sales of wheels, brakes and braking systems, 3% from sales of heat exchangers, 5% from sales of polymer and composite products and 2% from sales of bleed valves and actuation. The magnitude of these sales is determined by aircraft usage. The demand for our aftermarket parts and services is directly related to our extensive installed base. Generally, parts are replaced after a certain number of landings, at regular intervals based on aircraft flight hours or, in the case of engine or other parts, when the aircraft or engine is undergoing service and repair.

      Our products are used on a wide variety of aircraft worldwide. Our engine parts are generally sold to U.S. and European engine OEMs; for example, we estimate that approximately 67% of our 2002 sales of bleed valves and Solenoids were to Rolls-Royce, and approximately 12% of our 2002 sales of heat exchangers were supplied to Pratt & Whitney. We believe that such a large proportion of sales to one customer is typical among engine bleed valve manufacturers. We are generally a sole-source manufacturer for the products we manufacture, although we compete with respect to certain standardized parts. One notable exception is our participation on the Boeing 757 programs, where we compete with another manufacturer in respect of the initial wheels and brakes installed. Once an operator selects us as a source, however, our systems cannot be readily replaced as our parts are custom-designed and are generally not replaceable with another vendor's product. Even in the case of parts where another manufacturer might be available, we typically maintain sales of that product over the entire useful life of the platform on which the product is being used.

      We estimate that approximately 90% of our 2002 design and manufacturing revenues were derived from long-term programs. These include long-term supply contracts with the various OEMs, as well as long-term relationships and agreements with military organizations and certain major aircraft operators who have entered into contracts for the life of their fleet. The sole-source nature of many of our aviation parts results in more stable part sales for as long as they are operating aircraft fitted with equipment using those parts. Our contracts with OEMs are generally long-term arrangements containing pricing terms with built-in escalation formulae.

      Revenues for any particular one of our products over the useful life of an aircraft or engine will vary, but will generally be several times the value of the initially provided parts. For wheels and brakes we generally provide the initially installed products to the OEM free of charge, in order to secure a sole-source position in aftermarket parts sales. We expect that maintenance revenue to significantly exceed the cost of the initial system provided to the OEM. Although we estimate a typical useful life for an aircraft is approximately 25 years, this varies from aircraft to aircraft. Some aircraft, such as the Hawker 800, have useful lives exceeding 25 years, and other aircraft are continually refurbished or retrofitted with new equipment in order to extend their useful lives. Where we have provided our parts when an aircraft is first built, we expect sales relating to those parts to provide significant revenues in future years.

      The estimated percentage of our design and manufacturing division's revenues derived from each of its main product groups is set forth below.


                                                     Revenues          % of Design and
                                                      2002              Manufacturing          % of Total
Product                                       ((pound)in millions)(1)     Revenues             Revenues

Wheels, brakes and braking systems                        82.1                   63%                 18%
Polymer products                                          14.9                   11%                  3%
Heat exchangers                                           14.0                   11%                  3%
Bleed valves & actuation                                   9.1                    7%                  2%
Ice protection & composites                                5.6                    4%           Less than 2%
Other (including Combustion heaters)                       5.6                    4%           Less than 2%
                                                 --------------------- -------------------- --------------------
Total                                             (pound)131.3                  100%                 29%
                                                 ===================== ==================== ====================

(1)   Management estimates of revenues by product.



      Wheels, Brakes and Braking Systems. We design, manufacture and service wheels, brakes and brake management systems for the regional, military, business and large commercial aircraft markets. Wheels and brakes include the brake, main wheel and nose wheel assemblies. Brake management systems consist of digital and analog anti-skid systems, automatic braking systems, electronic brake-by-wire systems and brake temperature monitoring systems. A braking system consists of a combination of brakes and brake management systems. Generally, brakes are replaced after a certain number of landings., We manufacture wheels, brakes or brake management systems for 18 major programs and will provide such systems for five additional aircraft programs that are about to enter either production or service. Information relating to the ten largest programs, in terms of revenues we generated in 2002, is set out below.


                                                         Estimated
                                                         Number of                     Date of Initial  Estimated
                                        2002             Systems                       Investment/      Product
Braking System            Brake       Revenues           Currently                     First Serviced   Life-Cycle
Program                   Type     ((pound)millions)(1)  in Use (2)  Classification    by us             Stage (3)      Source
--------------            -----    --------------------  ----------  --------------    --------------   ----------      ------

Avro RJ (BAe 146)         Carbon    (pound)13.1         380           Regional          1981/1983       Mature (4)       Sole
Boeing 757-200            Carbon    (pound)11.0         947           Large             1982/1984       Growth           Dual (5)
                          and                                         Commercial
                          Steel
BAe Hawk                  Steel      (pound)6.2         427           Military          1972/1974       Growth           Sole
ATR 72                    Carbon     (pound)5.8         280           Regional          1989/1989       Growth           Sole
Hawker Program            Steel      (pound)3.1         750           Business          1963/1964       Growth           Sole
AV8B/Harrier              Carbon     (pound)2.9         432           Military          1974/1978       Mature           Sole
Concorde(6)               Carbon     (pound)2.8           9           Large Commercial  1973/1976       Mature           Sole

Gulfstream GIV/SP         Carbon     (pound)2.4         400 (7)       Business          1990/1992       Growth           Sole
Fairchild Dornier 328     Carbon     (pound)2.3          89           Regional          1997/1999       Mature  (8)      Sole

Gulfstream GV             Carbon     (pound)1.2         170           Business          1995/1997       Growth           Sole

-----------------
(1)   Management estimates of revenues per program.

(2)   Management's approximate estimate of the number of such systems that are currently in use worldwide.

(3)   Management's estimate as to whether the worldwide use of such systems is growing has matured or is declining. Some aircraft, such as the Hawker 800 and the BAe Hawk, are still being produced although they were initially introduced more than two decades ago.

(4)   Production of the Avro RJ (Bae 146 ) and development of the RJX ceased in 2001.

(5)   Approximately 247 of the Boeing 757-200 aircraft in service are fitted with our wheels and carbon brakes which represents 87% of those fitted with carbon brakes, and the remainder are fitted with BF Goodrich wheels and steel or carbon brakes.

(6)   British Airways has recently announced they will ground remaining aircraft in service effective October 2003.
      Concorde sales are less than 1% of our total revenues.

(7)   The Gulfstream GIV/SP aircraft is fitted with our equipment for current production but the original Gulfstream GIV was fitted with ABSC equipment and approximately 100 of the 448 total fleet have not been retrofitted to our wheels and brakes.

(8)   In April 2002, Fairchild Dornier filed for bankruptcy. In March 2003 it was formally announced that Fairchild
      Dornier had been acquired by Avcraft and management believes that production will recommence in late 2003


      Other major aircraft platforms to which we provide brake-related parts include Panavia Tornado, Jetstream 31, 41 and 61, CASA 295 and Fokker F27. In addition, our wheel and braking systems are being installed on the Nimrod 2000, and we have been selected as part of a team with Honeywell to provide wheels and carbon brakes for the Joint Strike Fighter and the Airbus A380. The first planes under the Joint Strike Fighter Program are expected to be delivered in 2008 and the first aircraft under the Airbus A380 program are scheduled to be delivered in 2006. With respect to the Joint Strike Fighter, we have entered into a binding memorandum of agreement which expires in February 2004, unless we have entered into a definitive agreement before then.

      Engine-related Aerospace and Defense Products and Related Applications. We design and manufacture engine heat exchangers, bleed valves, air/oil separators, actuators and related niche products for a broad range of engines, including those on a wide range of different large and medium-sized aircraft. Engine heat exchangers and bleed valves are precision mechanical components used for aerospace and defense engine applications. Engine heat exchangers control the temperature and pressure of fluids flowing in an engine, while bleed valves transfer surplus air out of the engine compressor to optimize engine stability and performance. We believe we are a leading supplier of large-and medium-sized aircraft engine heat exchangers. We make two types of aircraft heat exchangers: a tubular model and a plate and fin model. We also manufacture other niche products with engine and non engine related aerospace and defense applications, including air/oil separators and actuators. Our parts can be found on a wide variety of regional, business, military and commercial aircraft. In addition, we manufacture combustion heaters for armored and off-road military vehicles.

      Rubber and Polymer Products. We design and manufacture customized, complex, natural and synthetic rubber and polymer products for a wide range of aviation, engineering and other specific applications. These products are used for aircraft access points, wheel bays and aerodynamic seals on the wing, fairings, slats, flaps and other flight surfaces. Our primary rubber and polymer products include:

o aircraft seals, which are designed to maintain the differential pressure inside and outside the aircraft in the differing conditions created by velocity, altitude and weather;

o fire seals, which are designed to prevent fires spreading between aircraft compartments;

o polymer products, which include various valves, rings and seals for use in missiles and weapons, airframes and engines;

o     specialist hoses; and

o     silicone products.

      Our products are used by a broad range of customers, primarily in the aerospace and defense industry but also in various other industries, including automobile, pharmaceutical, medical, food, water, hydraulics, electronics, power and transportation. Rubber and polymer products are almost exclusively made to the design and specification of our customers.

      Ice Protection Systems and Other Composite Products. We manufacture electrothermal anti-icing and de-icing systems, which are designed to prevent ice buildup in locations such as engine air intakes. These systems consist of foil heater mats, which are set into the composite materials used to make airframe parts. Many of the systems which we manufacture are used on military aircraft and helicopters. We also manufacture certain niche components, such as composite materials and specialized flexible hoses.

      Manufacturing Facilities. Our manufacturing facilities are located primarily in North America and United Kingdom. In the United Kingdom, we have two facilities in each of Coventry and Leicestershire and a facility in Birmingham. We also have service facilities in Liege, Belgium and Singapore. In the United States, our largest facility is located in Troy, Indiana, and we also have a facility in Atlanta. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures in the past few years, including a significant upgrade of our main wheel and brake test facility in Birmingham.

      Manufacturing Processes. Our manufacturing processes differ for each product we manufacture. We produce carbon brakes using Carbon Vapour Deposition, or CVD, furnaces. CVD furnaces are large devices, costing approximately (pound)4 million to (pound)6 million each, and are used to produce carbon brake discs by impregnating carbon fibers with carbon-rich natural gas at extremely high temperatures. The process requires carbon fibers to be woven into sheets from which cut-outs are produced. These pieces are then bonded together in the carbon furnace. The rough product is then machined into the required shape and dimension. We also produce steel brakes, for example, using copper- or iron-based compounds that are sintered and riveted onto a plate. Our machining facilities are used to produce the mechanical components of wheels and brakes, which are specific to each model of aircraft. Our other manufacturing operations use similar machining techniques. Engine bleed valve and heat exchanger manufacturing, generally involves precision turning and machining of stainless steel alloys and aluminum-based alloys and assembly and testing of the manufactured product.

Sales and Marketing

      We market and sell our aerospace and defense products and services to more than 1,400 engine repair and overhaul customers and approximately 1,200 aviation parts customers worldwide, including OEMs; civilian, military, government and industrial end-users; commercial, regional, commuter and charter airlines; corporate fleets; helicopter operators; and third-party overhaul shops. Sales are made through a combination of direct marketing, sales personnel and independent representatives, distributors and various agents. Actual sales methods vary depending on the product or service we are offering, the customer and the market for that product or service. Sales methods include:

o competitive bids, where we will submit a bid in response to a tender solicitation and the customer will award the contract based on a competitive evaluation;

o direct sales, where customers are contacted directly by our sales and support network when engine service work is coming due or when we have developed new parts or repairs which we believe the customer may want;

o indirect sales, where we contract with a local aircraft service provider or with an agent or agency to represent us to a group of customers or in a geographic region on a commission basis; and

o contracts that incorporate customer amounts payable based on hourly rates and expected repair times, which generally cover larger numbers of engines or brakes and are of longer duration.

      We focus on meeting customer needs and building long-term relationships, which allow us to develop both products and processes to meet the specific requirements of those customers.

      We have entered into several long-term agreements which are expected to give us an ongoing revenue stream. Some of these contracts contain estimates of the services or the number of parts a customer will require over the term of the agreement and define the various responsibilities of the parties. These agreements are often terminable at will by the customer with respect to uncompleted portions of the contract or purchase order. However, we are often the sole source supplier, particularly with respect to parts we manufacture. In such cases, any new aircraft or engines manufactured must incorporate our parts unless the manufacturer is willing to go through the time and expense of obtaining certification for a different supplier.

      Prices for engine repair and overhaul services and for aviation parts are set in a number of different ways, generally depending on the service or product offered and the market. Types of contracts that we enter into include:

o time and material contracts, where labour and materials costs are marked up and, in the case of repair and overhaul contracts, parts are provided at a discount from the OEM new list price;

o market price contracts, generally used with respect to parts and services which the market believes are in the nature of a commodity;

o competitive bids, where pricing is determined based on the nature and risk of the contract which is being bid for; and

o flat rate contracts, where a single price is quoted for services or parts to be provided, varying on the amount of repair and overhaul work required or the number and type of parts to be delivered.

Backlog and Long-term Contracts

      The backlog for repair and overhaul services and manufactured parts consists of a combination of our customers' projected requirements and unfilled orders to be completed per year. It is represented largely by contracts and orders that may be canceled by customers. We estimate that as of December 31, 2002, we had unfilled but outstanding orders worth approximately (pound)90 million for manufactured parts for 2003 and beyond. Our engine repair and overhaul group generally does not have significant amounts of unfilled but outstanding orders, except under certain military contracts.

      We estimate that approximately (pound)145 million or 32% of our 2002 revenues were derived from long-term contracts, many of which are with military and government counterparties. We estimate that approximately (pound)10 million of those revenues was generated from contracts which will end or be terminated under their terms before December 31, 2003, and approximately (pound)8 million of those revenues was generated from contracts which will end or be terminated under their terms before December 31, 2004.

Seasonality

      Although we have secured several long-term agreements, we record revenues under these agreements as we actually perform a repair or overhaul or deliver a manufactured part or component. The work orders that we receive, the number of repairs or overhauls that we perform and the number of parts that we deliver in particular periods may vary significantly, causing our quarterly revenues and results of operations to fluctuate. In our design and manufacturing division, we receive orders regularly from our major customers and track our order backlog. In our engine repair and overhaul division, we are often unable to predict the precise timing of the actual receipt of such orders. Historically, the revenues of our engine repair and overhaul business tend to be lower in the first and fourth quarters of each year. For these reasons, results of operations for interim periods are not necessarily indicative of results for the full year.

Governmental and Environmental Regulation

      Regulation. The aerospace and defense industry is highly regulated to ensure that products and services meet stringent safety and performance standards. The repair and overhaul of aircraft engines and engine components is regulated by governmental and intergovernmental agencies worldwide, such as the FAA and equivalent government agencies in other countries, and by engine manufacturers' guidelines, both of which generally require that engines be overhauled and that identified engine components be replaced after a certain number of flight hours and/or takeoffs and landings. Inspection, maintenance and repair procedures for the various types of aircraft engines and components are prescribed by regulatory authorities and can be performed only by certified repair facilities and/or by certified technicians. Aircraft component manufacturers are also highly regulated, and must have all of the components they produce certified by the relevant civil airworthiness authority. In some cases, we must obtain certifications from individual OEMs as well, in order to engineer, sell and service parts and components used in specific aircraft platforms.

      We currently have all the material certifications we believe we need to conduct our operations. Our repair and overhaul operations have been certified by each relevant authority to service each engine that we currently repair and overhaul. Our manufacturing operations have also been approved by the FAA and other regulatory authorities. We believe that we already have all material licenses and certifications that are required by countries where we operate and that we comply with any required procedures in all material respects. However, we may cease to comply with applicable certification requirements or fail to obtain additional certifications we need.

      We are also regulated under various international, national and local environmental, occupational health and safety and other governmental laws and regulations. Our operations are subject to comprehensive and frequently changing laws and regulations relating to the generation, storage, handling, use and transportation of hazardous materials, to the emission and discharge of such materials into the environment, to the health and safety of our employees and to other environmental matters. Under environmental laws, permits are required for some of our operations, and the issuing authorities could modify, refuse to renew or revoke our permits. Although we have, from time to time, been required to pay fines in connection with violations of certain environmental requirements, we believe that we are currently in substantial compliance with environmental laws. We incur capital and operating costs relating to environmental compliance on an ongoing basis. We do not, however, believe that we will be required under existing environmental laws to expend amounts that would have a material adverse effect on our financial condition or results of operations as a whole.

      The requirements of environmental laws, however, continue to become more stringent. In addition, many of our manufacturing facilities are located on properties with a long history of industrial use, including the use, storage and disposal of hazardous materials. Historical practices may have resulted in contamination at these or other facilities which has not yet been detected. Under certain environmental laws, we could be held responsible for some or all of the costs of cleaning up contamination at our facilities, including facilities that we have sold or transferred to other companies, or at waste disposal sites that we use regardless of whether we know of or were responsible for such contamination. We could also be held liable for any personal injury or property damage resulting from such contamination or, more generally, from any releases of hazardous materials resulting from our activities. Although we have not incurred and currently do not anticipate any material liabilities in connection with environmental or occupational safety and health matters, there can be no assurance that future costs relating to these matters will not have a material adverse effect on our financial condition or results of operations as a whole.

      Authorizations. Authorizations by OEMs to perform repair and overhaul services on the engines they manufacture constitute a competitive advantage because of higher discounts on parts and access to technical information provided by the OEM. The OEMs tend to maintain a tight control on authorizations. In certain cases, very few authorizations have been granted; for example, we are currently one of only two independent service providers authorized to service the AE2100 and the only independent service provider in North America authorized to service the AE3007 and CF34 engines.

      We are currently authorized by the OEMs to service all the engine platforms we service other than those manufactured by Honeywell, which are not a significant part of our repair and overhaul activities and which we are currently exiting. Authorization agreements are in place for all Rolls-Royce, General Electric and Pratt & Whitney engine platforms we service. No authorization expires prior to 31 December 2003. Our Rolls-Royce authorizations relating to the T56 and A250 engine platforms currently expire on 31 December 2003. At expiry, our agreements have generally been renewed or extended.

      Generally, we have paid an authorization fee to each OEM that has currently authorized us, and in each case we have binding legal contracts. In certain cases, we also pay authorization fees or fulfill other conditions set by the OEM in order to renew our authorizations. Our authorizations may not be extended in the future, however, and we may not be able to obtain authorizations for different engine platforms.

Raw Materials

Engine Repair and Overhaul

      The primary sources of parts and components for our overhaul operations are the engine OEMs, who largely control the supply of new parts. Other suppliers include parts brokers, airlines and aircraft leasing companies. The supply of parts and components for our aftermarket sales is affected by the availability of excess inventories that typically become available for purchase as a result of new aircraft purchases by commercial airlines, which reduce the airlines' need for spares supporting the replaced aircraft. Aftermarket supply is also affected by the availability of older, surplus engines that can be purchased for the value of the major parts and components.

      Generally, supply needs are determined by the management of each local repair facility. Because of long supplier lead times and the lack of a contracted backlog of orders, local management estimates likely activity to determine the necessary level of inventory. Each major supplier has a price list, which is updated periodically, usually annually, from which we make our purchases. We estimate that in 2002 Rolls-Royce and Pratt & Whitney were our largest and second-largest suppliers, accounting for about (pound)67 million and (pound)33 million, respectively, or approximately 32% and 16%, respectively, of our total material purchases. We have signed supply agreements with all our major OEMs, including Rolls-Royce, which is one of the three largest aircraft engine manufacturers worldwide. We estimate that in 2002 an additional (pound)30 million of Rolls-Royce parts, or approximately 15% of our total material purchases, were purchased from Aviall Inc. of Dallas, Texas which has contracted with Rolls-Royce to distribute T56/501D and A250 spare parts. Rolls-Royce parts are generally not available other than from Rolls-Royce, Aviall Inc. or the surplus parts market. We have no reason to believe that such parts will not continue to be available from Rolls-Royce or Aviall Inc. We have a similar supply agreement with Pratt & Whitney. Our CF34 contract with General Electric is different from these arrangements as we purchase our parts on consignment from General Electric allowing us to reduce our inventory costs.

      We have developed procurement practices to ensure that all supplies we receive conform to contract specifications and are maintained on a qualified vendor list. For cost, quality control and efficiency reasons, we generally purchase supplies only from vendors with whom we have on-going relationships and/or whom our customers have previously approved. We have qualified second sources or have identified alternate sources for many of our engine repair and overhaul-related supplies. However, any inability or delay in obtaining needed parts on a timely basis could have a material adverse effect on us, and we have in the past experienced such delays. We choose our suppliers primarily based on the quality of the parts supplied, the record for on-time performance and OEM requirements.

Design and Manufacturing

      In selecting suppliers for our manufacturing operations, we consider the conformance of the materials to the required specifications, supplier quality approvals status, delivery lead times, price and supply logistics and performance. Each business unit follows a defined quality system procedure to assess the ability of suppliers to fulfill all certification requirements relating to the aviation parts we produce. Each of our business units is responsible for ordering and purchasing its own materials and has developed certain quality system procedures to control the procurement process and ensure it obtains the best possible material solutions.

      Our manufacturing operations, particularly those related to wheels, brakes and braking systems, generally have a mix of long-term supply contracts (with various commitment periods) for raw materials and individual purchase orders. These operations tend to use only single sources to supply raw materials, and we believe that those suppliers have proved reliable in terms of both quality and timeliness of deliveries. We also believe that alternative sources of supply could be developed if necessary, however this may involve initial production set-up costs and qualification costs which may be significant, dependent upon the component.

      We produce the carbon discs used in the manufacture of our carbon brakes. The raw materials used in this process include specially processed fibers. We do not foresee any reason why we would be unable to continue using our own proprietary process. If we were unable to continue producing carbon discs in sufficient quantity or at all, we believe it would be difficult to secure an alternative supply, due to the proprietary nature of our process.

      We have selectively entered into some longer term supply agreements with metal raw material and component parts suppliers for our manufacturing operations. A large proportion of these supply agreements are typically of three years duration and guarantee a fixed price committing to a rolling three month volume. Since we can use a number of raw material suppliers, and because suppliers are sometimes mandated by end customers, we typically do not enter into significant long-term purchase contracts with these suppliers. We do, however, plan for lead times and ensure forward order cover for major raw materials that we use.

Customers

      General We estimate that in 2002 sales to our top 10 customers comprised approximately 45% of our revenues. Our largest customer, Rolls-Royce, accounted for approximately 18% of our 2002 revenues. These revenues from Rolls-Royce include engine repair and overhaul services, that accounted for approximately 10% of our 2002 revenues, which we provide to five end-users that maintain separate servicing agreements with Rolls-Royce. In addition, we estimate that sales to the U.S. military including sales through the Lockheed Martin/Kelly U.S.A. contract and the U.S. Coast Guard, were approximately 16% of our revenues in 2002.

Engine Repair and Overhaul

      Civil. During the year ended December 31, 2002, we served a broad base of approximately 1,400 repair and overhaul customers in the civil aviation industry worldwide. The largest of those customers are Rolls-Royce, for whom we provide subcontracting services on a warranty, program or campaign basis, and Skywest Airlines. We have also recently contracted with General Electric to become the first authorized engine repair and overhaul service provider in North America on the General Electric CF34 engine. Corporate customers include both private individuals and company business aircraft and certain helicopter operators in the oil, timber and mining industries. Airline customers tend to be concentrated in North America and range from large regional fleets owned by or servicing major carriers to smaller regional commuter airlines, charter companies and freight and cargo operators.

      Military. During the year ended December 31, 2002, our repair and overhaul operations served various customers in the military sector worldwide. The U.S. Air Force through the Lockheed Martin/Kelly U.S.A. contract and the Canadian Air Force are currently two of our largest repair and overhaul customers. We estimate that in 2002 engine repair and overhaul sales to the U.S. military, including sales through the Lockheed Martin/Kelly U.S.A. contract and sales to the U.S. Coast Guard, accounted for approximately 15% of our total revenues, and sales to the Canadian military accounted for approximately 5% of our total revenues. Much of the work done for these two customers consists of repair and overhaul work on the Rolls-Royce T56 engine used on the C-130 military transport and P-3 maritime surveillance aircraft. We have exclusively performed all this work for the Canadian Air Force since the 1960s and have won a bid that will allow us to provide these services for a new five-year term with options to extend for a further five years. We signed a five year contract with the U.S. Air Force for overflow work in 1997, prior to winning the actual subcontract work at the former Kelly Air Force Base in February 1999. Other military customers for our products include the Royal Thai Air Force, Columbian Air Force, U.K. Ministry of Defense, and the Royal Dutch Navy. In addition, we have recently been awarded work from the Royal Saudi Air force and the Algerian Ministry of Defense.

Design and Manufacturing

      OEMs. OEM customers for our aerospace and defense products include some of the world's major aircraft and aircraft engine manufacturers, as well as the companies that supply those companies. Our products are installed on a variety of aircraft and engine platforms. OEM customers include Rolls-Royce, Pratt & Whitney, Snecma, BAe Systems, Airbus, Panavia, Gulfstream Aerospace, GKN Westland, Boeing, Dornier and Embraer.

      Military. We also supply components used on U.S. and European-designed military aircraft. Our products are used on a variety of fighter, training, transport and cargo aircraft, bombers and helicopters. Military aircraft using our products include the Hawk, the Goshawk, the Panavia Tornado, the AV8B Harrier and the Jaguar. In addition, we recently obtained contracts or have been selected to supply brakes or braking systems to the Eurofighter Typhoon program, the Nimrod 2000 program, and in partnership with Honeywell, we will provide carbon brakes for the Joint Strike Fighter program. Our military products are sold to the U.S. military, the U.K. Ministry of Defense, the Defence Logistics Agency, certain other military organizations and airframe OEMs, such as BAe Systems and GKN Westland.

      Aftermarket. Our aftermarket customers include all major aircraft and engine repair facilities and some major airlines worldwide, including Delta Airlines, British Airways and Air France, as well as certain military organizations.

C.    Organization structure

The following table sets forth selected subsidiaries, including significant subsidiaries, owned, directly or indirectly, by us. We are a wholly owned subsidiary of Dunlop Standard Aerospace Group Limited, which is the ultimate parent company of the Group.


                                                                        Country of               Percentage of
                                     Name                              Incorporation               Ownership
                                     ----                              --------------            -------------

Intermediate Holding and Management Services Companies
Dunlop Standard Aerospace (UK) Limited*                                       United Kingdom         100%
Dunlop Standard Aerospace Overseas Investments Limited*                       United Kingdom         100%
Dunlop Limited*                                                               United Kingdom         100%
Dunlop Holdings Limited*                                                      United Kingdom         100%
Dunlop Standard Aerospace Overseas Limited*                                   United Kingdom         100%
Dunlop Standard Aerospace (US) Inc.*                                United States of America         100%
Dunlop Standard Aerospace (Nederland) BV*                                        Netherlands         100%

Design and Manufacturing
Dunlop Aerospace Limited*                                                     United Kingdom         100%
Dunlop Aviation North America Inc.                                  United States of America         100%
Stewart Warner South Wind Corporation                               United States of America         100%
Dunlop Aviation (SE Asia) Pte Limited                                              Singapore         100%
Dunlop Aviation Canada Inc                                                            Canada         100%
Dunlop Aviation Services SA                                                          Belgium         100%

Engine Repair and Overhaul
Standard Aero Inc.*                                                 United States of America         100%
Standard Aero (San Antonio) Inc. *                                  United States of America         100%
Standard Aero (Alliance) Inc.*                                      United States of America         100%
Standard Aero Limited*                                                                Canada         100%
Standard Aero (Australia) Pty Limited                                              Australia         100%
Standard Aerospace BV*                                                           Netherlands         100%
Standard Aero BV*                                                                Netherlands         100%
Standard Aero (Asia) Pte Limited                                                   Singapore         100%
Standard Aero de Mexico S.A. de C.V.                                                  Mexico         100%
Dunlop Aerospace Parts Inc.                                         United States of America         100%
Standard Aero vof*                                                               Netherlands         100%

* Denotes "significant subsidiary," within the meaning of Regulation S-X, promulgated under the
Securities Act of 1933, as amended.


D.    Properties

      The following table sets forth certain information with respect to certain facilities. We have multiple facilities in certain of these locations.


                                             Approximate      Type of
                                             Area             Ownership
Location                                     (square feet)    Interest       Products / Function
--------                                     -------------    ---------      -------------------

Engine Repair and Overhaul
Winnipeg, Canada                               519,000    Owned/ Leased    Repair and overhaul

San Antonio, TX                                358,000    Leased           Repair and overhaul
Maryville, TN                                  117,000    Owned            Repair and overhaul

Tilburg, the Netherlands                        77,000    Owned            Repair and overhaul

Singapore                                       23,000    Leased           Repair and overhaul
Sydney, Australia                               32,000    Leased           Repair and overhaul
Salisbury, NC                                   15,000    Leased           Sales, repair and field service
Southlake, TX                                    7,000    Leased           Sales, repair and field service
Concord, NC                                      7,000    Leased           Sales, repair and field service
Vancouver, Canada                                7,000    Leased           Sales, repair and field service
Montreal, Canada                                 4,000    Leased           Sales, repair and field service
Black Diamond, WA                                1,000    Leased           Sales and field service
Van Nuys, CA                                       700    Leased           Sales and field service
Allentown, PA                                      300    Leased           Sales and field service
Lafayette, LA                                      300    Leased           Sales
Manila, Philippines1                             3,000    Leased           Repair and field service
Minneapolis, MN                                  1,200    Leased           Administration
Mexico City, Mexico                              4,700    Leased           Sales and field service
Design and Manufacturing
Coventry, U.K.                                 824,000    Owned            Manufacturing and sales
Shepshed, U.K.                                 101,000    Owned            Manufacturing and sales
Bagworth, U.K.                                  78,000    Owned            Manufacturing and sales
Birmingham, U.K.                                70,000    Owned/ Leased    Manufacturing and sales

London (Heathrow), U.K.                         15,000    Leased           Sales
Troy, IN                                       130,000    Owned            Manufacturing
Indianapolis, IN                                20,000    Leased           Engineering and sales
Atlanta, GA                                      5,000    Leased           Sales
Singapore                                       10,000    Leased           Sales
Liege, Belgium                                   4,000    Owned            Repairs

---------------------

(1)  The Manila, Philippines lease was terminated on December 31, 2002.


      We believe that our facilities meet our present needs and that our properties are generally well-maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products and services in the foreseeable future. In 2001, we commenced the building of a purpose-built 40,000 square foot facility in Winnipeg, Canada to house the new CF34 program. The facility was occupied in March 2002 and became operational in the summer of 2002, along with the correlation of the engine test facility with General Electric. In January 2001, we commenced work to expand our engine repair and overhaul facility in Tilburg, The Netherlands. The expanded facility became fully operational during the summer of 2002. The expansion in Maryville, Tennessee was completed in early 2002.


Environmental Expenditures

      Our operations are subject to various environmental laws and regulations, and we are required to obtain environmental permits from governmental authorities to engage in certain of our operations. We believe that we substantially comply with, and that material expenditures are not required in connection with, the applicable environmental and health and safety laws, regulations and permits. No material expenditures in connection with applicable environmental laws or regulations have been made within the past three years.

Item 5: Operating and Financial Review and Prospects

A. Operating results

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Item 8: Financial Information," and the Financial Statements included elsewhere in this Annual Report.

General

      We are a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions:

o Our engine repair and overhaul business services a wide range of small- and medium-sized aircraft engine platforms and provides our customers with comprehensive, value-added maintenance solutions.

o Our design and manufacturing business produces aviation parts, sub-systems and systems that are precision-engineered and specialized, including wheel and braking systems, heat exchangers, engine parts and rubber and polymer products.

      We operate principally in North America and Western Europe. In 2002, we generated total revenues of (pound)451.8 million. Approximately 71% of our 2002 revenues were derived from sales of engine repair and overhaul services, while design and manufacturing sales accounted for approximately 29% of our 2002 revenues. Approximately 76% of our 2002 revenues were derived from the regional, military and business aviation sectors. More than 85% of our 2002 revenues were derived from aftermarket customers.

New Business Initiatives

      Lockheed Martin/Kelly U.S.A. Contract. In February 1999, the U.S. Department of Defense announced that a combined Oklahoma Air Logistic Center and Lockheed Martin Kelly Aircraft Center team won a competitive tender for the outsourcing of engine repair and overhaul operations at the former Kelly Air Force Base in San Antonio, Texas. Kelly USA, formerly Kelly Air Force Base, is one of the U.S. Air Force's largest aircraft repair and overhaul centers, and the contract was the largest single engine repair and overhaul contract ever awarded by the U.S. Air Force. Under the terms of the winning proposal, we are the sole subcontractor to Lockheed Martin for the servicing of the Rolls-Royce T56 engines repaired at the facility. We have serviced Rolls-Royce T56 engines for various military and commercial customers since 1960 and have been performing overflow work for U.S. Air Force with respect to this engine platform since 1997. We effectively manage what we believe is the largest servicing facility for the Rolls-Royce T56 engine, and services provided under this contract represented approximately 15% of our total revenues in 2002. We believe our contract with Lockheed Martin mirrors the contract between Lockheed Martin and the U.S. Air Force and has a seven-year initial term with eight one-year options to extend, exercisable by the U.S. Air Force. The price terms in our contract with Lockheed Martin are based on fixed rates per engine component subject to an inflation-adjusted formula. In addition, we have entered into a contract with Rolls-Royce to supply us with component parts in connection with our services under our contract with Lockheed Martin. The Rolls-Royce contract has the same duration as the contract with Lockheed Martin.

      Upon initiation of the contract, we comprehensively redesigned the former Kelly Air Force Base operations into a cellular production facility. In doing so, we believe we have significantly improved the efficiency and turnaround times of repair and overhaul servicing of the U.S. Air Force's T56 engines. For example, we have reduced the number of engines in production by substantially decreasing the engine turnaround time from 90 days to 35 days, improving component material management and consequently increasing monthly capacity output from nine units to sixteen units. As a result, we have successfully met the delivery requirements set by the U.S. Air Force. With our service program now in place, we have now met the Department of Defense's War Readiness Engine, or WRE, requirements, which is a measure of the minimum number of operation-ready spare engines needed in the event of a wartime operation.

      In September 2002, using lessons learned from the Kelly AFB cellular production facility redesign, coupled with the experience gained in the redesign of other Standard Aero facilities world wide, we launched a new business venture named Affordable Readiness and Transformation, or ART. This new business venture was designed to sell these redesign services to other military and commercial aerospace Maintenance Repair/Overhaul, or MRO, installations and derive remuneration through the sharing of benefits gained from these redesign efforts. The first contract we signed was with Oklahoma City - Air Logistics Center, or OC-ALC, to develop a Process Improvement Master Plan for the comprehensive redesign of the entire Maintenance Directorate of that facility. As this contract now nears completion, we await the funding needed to comprehensively redesign OC-ALC and will compete for that workload as it materializes. In addition, we have recently submitted a competitive bid to provide similar services for Ogden - Air Logistics Center, and will also provide unsolicited proposals for redesign services at other military and commercial installations.

      General Electric CF34 Authorization : In September 2001, we entered into an agreement with GE Engine Services Inc. to become an Authorized CF34 TM Service Provider. The Agreement allowed us to become the first GE authorized independent MRO company in North America to provide service to the CF34 engine market.

      Since the signing in September 2001, we have built a new 40,000 square-foot production facility in Winnipeg dedicated to the CF34 business that houses five production and two support cells. In addition, a new 10,000 square-foot thrust test cell was erected and commissioned for operation in September 2002 and the operation has been given full Transport Canada approval for the CF34 Series 1 and 3 models. Through December 31, 2002, we have invested a total of (pound)22.5 million in connection with the applicable OEM authorization, facilities construction plus manufacture and implementation of unique tooling and equipment. We expect to invest an additional (pound)6.5 million by the end of 2004 to complete the set-up for the Series 1 and 3 engines and to establish Series 8 capabilities. During 2002, (pound)4.2 million of revenue was recognized on production engines processed through the facility.

      Brake Programs: We recently began supplying wheels, brakes and braking systems for the Eurofighter Typhoon program. We expect to generate significant revenues from the Eurofighter Typhoon in coming years as initial production units continue to increase over each of the next several years. In addition, in partnership with Honeywell, we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. We expect to generate significant revenues from these programs in coming years. We currently expect initial revenues from the Airbus A380 program in 2006 and from the Joint Strike Fighter program in 2008.

      Recent Developments: On 28 June 2002 a new company, Dunlop Standard Limited, or DSL, filed a registration statement on Form F-1 with the Securities and Exchange Commission, or SEC, relating to a proposed initial public offering and listing, or IPO, on the New York Stock Exchange. The prospectus proposed amongst other things, and subject to completion of the IPO, that immediately prior to the closing of the proposed offering, DSL would acquire all the outstanding shares of Dunlop Standard Aerospace Group Limited, our parent. A portion of the funds received from this proposed transaction would have been made available to repurchase the outstanding Senior Notes of the company. On 1 July 2002 an offer was made to purchase up to $112,500,000 of the outstanding Senior Notes at a price between $1,055 to $1,100 per $1,000 principal plus accrued interest, subject to completion of the IPO. On 24 July 2002, DSL postponed the IPO due to market conditions and the company terminated its tender offer for the Senior Notes. On April 29, 2003 the company began to market its engine repair and overhaul capabilities in industrial engines under the tradename Dunlop Standard Energy. In addition to transactional engine repair and overhaul the company will also offer long term maintenance agreements and cogeneration powerplant management services. These services extend naturally from our operating and technical competencies.

Effect of currency movements on results of operations

      We conduct business in the United States, the United Kingdom, Canada and in various other countries around the world. Accordingly, our results of operations are subject to currency translation and transaction risks. Our revenues and costs are primarily denominated in three currencies: U.S. dollars, pounds sterling and Canadian dollars. The table below shows the percentage of our revenues that each currency accounted for in 2000, 2001 and 2002.

                                                 % Revenues
                                           Years Ended December 31,
                                      -----------------------------------
          Currency                     2002          2001         2000
                                      -----------------------------------
U.S. dollars                           72%           72%           66%
Pounds sterling                        19%           20%           25%
Canadian dollars                        9%            8%            9%


      Currency Translation Risk. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant payment currency and then translated into pounds sterling for inclusion in our financial statements. We translate profits and losses from overseas businesses into pounds sterling at average rates of exchange during the relevant financial period. Any difference arising from their retranslation at exchange rates at the end of the relevant period is treated as a movement in reserves and is included in the statement of total recognized gains and losses.

      Currency differences arising from the translation at period end rates of the net investment in overseas businesses are also taken to reserves, together with related exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments (the latter, however, cannot exceed the former under U.K. GAAP). These exchange differences are also included in the statement of total recognized gains and losses.

      Assets and liabilities in foreign currencies which are to be settled at a contracted rate are translated at the appropriate contract rate. All other assets and liabilities in foreign currencies are translated at the period end rate. Exchange differences arising from this translation are recorded in the profit and loss account. All other exchange differences are also included in the profit and loss account for the relevant periods.

      The effect of currency translation on our financial statements arising from the appreciation of the pound sterling against the U.S. dollar shows a negative impact on our revenues and net income as reported in pounds sterling in our financial statements. Conversely, depreciation of the pound against the U.S. dollar shows a positive impact on our revenues and net income. For example, the pound sterling appreciated 4.2% against the U.S. dollar in 2002 when compared to 2001 (based on average exchange rates for that year), which had a negative effect on our U.S. dollar revenues when reported on a pounds sterling basis. In 2001, the pound sterling depreciated 5.3% against the U.S. dollar when compared to 2000 (based on average exchange rates for that year), which had a positive effect on our U.S. dollar revenues when reported on a pounds sterling basis. The appreciation of the pound against the U.S. dollar in 2002, however, has decreased our costs denominated in U.S. dollars when reported on a pound sterling basis. The net effect of the appreciation of the pound sterling against the U.S. dollar was a negative (pound)1.4 million on operating profit when reported on a pound sterling basis in 2002; and the net effect of the depreciation of the pound sterling against the U.S. dollar was a positive (pound)1.5 million on operating profit in 2001. However, there was a positive impact on our financing costs for our U.S. dollar denominated debt as a result of the appreciation of the pound sterling of (pound)0.3 million for 2002 and a negative effect of (pound)1.0 million for 2001.

      Currency Transaction Risk. In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in our industry given the percentage of contracts that are denominated in either U.S. dollars or pounds sterling. Currency hedging is generally used by businesses to protect against transaction risk. We currently have a series of outside currency hedging contracts, as the surplus U.S. dollar funds generated by our manufacturing operations in the United Kingdom are hedged and used to fund our U.S. dollar interest and debt repayment requirements. In the past we have also hedged our exposure to revenues in U.S. dollars when we did not have U.S. dollar-denominated interest and debt repayment requirements to fund. See ``Risk Factors--Risks Relating to the Company--Risk of Foreign Exchange Rate Fluctuations."

Results of operations

      The following discussion should be read in conjunction with our historical consolidated financial statements. The following table sets forth selected financial data for the last three years.

      These historical financial statements were prepared in accordance with U.K. GAAP.


                                                         Consolidated    Consolidated    Consolidated
                                                        -------------    ------------    ------------
                                                           Year ended     Year ended      Year ended
                                                          December 31,   December 31,    December 31,
                                                              2002           2001            2000
                                                              ----           ----            ----
                                                                        ((pound) in millions)
                                                                         (restated)      (restated)

Revenues
   Engine Repair and Overhaul...............           (pound)320.5    (pound)291.7   (pound)243.4
   Design and Manufacturing.................                  131.3           153.2          140.7
                                                              -----           -----          -----
   Total ...................................                  451.8           444.9          384.1

Gross Profit
   Engine Repair and Overhaul...............                   60.3            52.7           50.7
   Design and Manufacturing.................                   65.0            77.7           73.7
                                                               ----            ----           ----
   Total ...................................                  125.2           130.5          124.4

Selling, General & Administrative
   Engine Repair and Overhaul...............                   29.2            30.1           28.7
   Design and Manufacturing.................                   27.4            25.5           24.3
                                                               ----            ----           ----
   Total ...................................                   56.6            55.6           52.9

Research and Development
   Engine Repair and Overhaul...............                   (0.3)           (0.2)          (0.4)
   Design and Manufacturing.................                    0.2            (0.7)          (0.8)
                                                                ---            ----           ----
   Total ...................................                   (0.1)           (0.9)          (1.2)

Other Operating Items
   Engine Repair and Overhaul...............                   (0.1)           --              1.3
   Design and Manufacturing.................                    --              0.1            2.1
   Total ...................................                   (0.1)            0.1            3.4

Operating Income (pre-exceptional)
   Engine Repair and Overhaul...............                   31.5            22.8           21.1
   Design and Manufacturing.................                   37.4            52.9           48.1
                                                               ----            ----           ----
   Total ...................................                   68.9            75.7           69.2

Net Income..................................            (pound)11.9     (pound)20.5    (pound)16.8
                                                               ====            ====           ====

Critical Accounting Policies

      The accounting policies discussed below are important to the presentation of our results of operations and financial condition and require the application of judgement by our management in determining the appropriate assumptions to be used in the preparation of our financial statements. These assumptions are based on our previous experience, trends in the industry, the terms of existing contracts and information available from other outside sources and factors. Adjustments are recorded when our actual experience differs from the expected experience underlying these assumptions. These adjustments could be material if our experience is significantly different from that assumed.

      Revenue Recognition. Within our engine repair and overhaul division, we use the percentage of completion method to recognize revenues and costs. Under this method of accounting, we expense all costs as they are incurred and simultaneously recognize estimated revenues based upon revenues which we typically achieve from similar service work. Costs include direct labor, direct materials and subcontract costs, as well as an allocated share of our overhead and general and administrative costs. Assumptions used for recording revenues and costs may be adjusted over the course of the work period to reflect revisions in estimated revenues and estimated costs. In the period in which we determine that a loss would be incurred on a particular work order, we apply the entire amount of the estimated loss to income. Revenues within our design and manufacturing division are generally recognized when the finished goods are shipped.

     Amortization of Goodwill and Related Impairment Testing. Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalised. Goodwill is amortised over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. The directors have considered the durability of goodwill arising on the acquisition of the group's businesses on 1 October 1998. Taking into account the significant investment costs of entering these businesses; the regulatory barriers imposed; the stability and long term prospects of the aerospace industry; the long life span of individual models of aircraft for which the business has exclusive licences to repair and overhaul or for which it manufactures certain parts as sole or principal supplier; and the group's strong reputation and technological leadership, the directors believe that this goodwill has an indefinite life and consequently amortisation is not being provided. Goodwill that is amortised over a period exceeding 20 years, or where not amortised at all (as is the case at 31 December 2002 and 31 December 2001), is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company. In the absence of any charge for impairment, net income recorded in any period will be higher than might otherwise be the case in light of the elimination of periodic goodwill amortization charges.

      Capitalization and Amortization of Deferred and Intangible Costs. Deferred costs comprise of costs associated with OEMs including required OEM licensing and authorization fees necessary incurred in obtaining principal supplier status and the provision of initial manufactured parts onto new aircraft. Deferred costs are amortized over the periods expected to benefit from receiving the status of "principal supplier," generally over terms ranging from three to 10 years, except OEM licensing fees which are amortized over the license periods ranging from five to 25 years. Deferred costs are reviewed annually for impairment. Deferred cost for `initial manufactured parts provided' are included within debtors. Licensing and OEM authorization fees are included with intangible fixed assets. Research and development expenditure is expensed as incurred, with the exception of development expenditure on major projects that are undertaken where the related expenditure is separately identifiable and management are satisfied as to the ultimate commercial viability of the project based on all relevant available information. In such cases, the expenditure is included in development costs within intangible fixed assets and written off over the periods expected to benefit commencing with the launch of the product. Research and development expenditure recovered from customers is accounted for on a receivable basis where contractually committed otherwise on a receipts basis.

      Accounting Estimates. The preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates. In particular, estimates are used when determining appropriate amounts for certain items such as allowance for doubtful accounts, inventory provisions, depreciation of fixed assets, employee benefit plans, taxes and other contingencies.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The economic challenges experienced in the aerospace industry have impacted our results in 2002. Low commercial aircraft production and lower commercial aftermarket sales affected our products linked to these market segments. Military volumes increased in 2002 as activity in this segment was not affected by the economic challenges faced by the commercial aerospace segment.

      Revenues. Our 2002 revenues increased 1.6% to (pound)451.8 million from (pound)444.9 million in 2001. This increase was primarily attributable to a 9.9% increase in engine repair and overhaul revenues to (pound)320.5 million in 2002 from (pound)291.7 million in 2001. As a percentage of our total revenues, engine repair and overhaul revenues increased to 70.9% in 2002 from 65.6% in 2001. Revenues from our design and manufacturing operations decreased 14.3% to (pound)131.3 million in 2002 from (pound)153.2 million in 2001.

      The (pound)28.8 million revenue increase in engine repair and overhaul reflected growth across our base engine platforms. Military volumes, including work at Kelly U.S.A., showed strong growth during 2002. Regional jet engine inputs remained strong although revenue has been affected by lower revenue per unit as the breadth of event work scopes declined. Turboprop, helicopter and industrial revenues also increased.

      The (pound)21.9 million decrease in our design and manufacturing revenues was principally due to reduced OEM part sales and a reduction of our wheel and brake business, reflecting reduced stock and build levels at most of our customers. In addition, the cancellation of the RJ70 and Dornier 328 programs caused the revenues from OEM brakes to decrease further. Orders for large commercial aircraft engine and airframe parts have fallen as build rates are significantly down from 2001.

      Our engine repair and overhaul revenues and approximately 10% of our design and manufacturing revenues are denominated in U.S. dollars. The 4.2% average increase in the value of the pound sterling against the U.S. dollar during 2002 negatively affected our revenues by (pound)14.6 million.

      Gross Profit. Gross profit for 2002 decreased 4.1% to (pound)125.2 million from (pound)130.5 million in 2001. The decrease of (pound)5.2 million was primarily attributable to the decrease in our design and manufacturing revenues. Gross profit as a percentage of revenues decreased to 27.7% for 2002 from 29.3% for 2001, as a result of the increase to 70.9% in 2002 from 65.6% in 2001 in the percentage of our revenues derived from our lower margin engine repair and overhaul business.

      Gross profit as a percentage in engine repair and overhaul increased from 18.1% in 2001 to 18.8% in 2002 reflecting improved operating efficiency. Facility expansions and redesigns in Knoxville, Tilburg and San Antonio were completed and contributed to operating efficiency gains. These gains were offset, somewhat, by decreased turbo prop gross margins. Design and manufacturing gross profit fell (pound)12.7 million in 2002. Design and manufacturing gross profit as a percentage of revenues decreased from 50.7% in 2001 to 49.5% in 2002 reflecting changes in product mix, composite production challenges and reduced revenues.

      Selling, General and Administrative Expense. SG&A expense increased 1.8% to (pound)56.6 million in 2002 from (pound)55.6 million in 2001. SG&A expenses as a percentage of revenues remained constant at 12.5% in 2002 and 2001.

      SG&A expense decreased in engine repair and overhaul to (pound)29.2 million in 2002 from (pound)30.1 million in 2001. Engine repair and overhaul SG&A expenses benefited from occupancy efficiencies in San Antonio, reduced reliance on third party sales agents and positive impact of US dollar to pound sterling translation. SG&A expense increased in design and manufacturing to (pound)27.4 million in 2002 from (pound)25.5 million in 2001. Design and manufacturing SG&A expenses include costs related to a redundancy program undertaken in 2002. SG&A expenses as a percentage of revenue decreased to 9.1% in 2002 from 10.3% in 2001 in engine repair and overhaul and increased to 20.8% in 2002 from 16.6% in 2001 in design and manufacturing.

      Research and Development Expense. Net research and development expenses decreased from (pound)0.9 million in 2001 to (pound)0.1 million in 2002. Major program spending in 2002 related to the Airbus A380, metal matrix composites and electric brake programs. In connection with certain new programs, we are reimbursed for all or a portion of research and development expenses incurred in relation to such programs. Reimbursements of research and development expenses decreased in 2002 to (pound)1.6 million from (pound)2.6 million in 2001.

      Operating Income . Operating income in 2002 decreased 8.9% to (pound)68.9 million from (pound)75.7 million in 2001. Engine repair and overhaul income increased 38.1% from (pound)22.8 million in 2001 to (pound)31.5 million in 2002, reflecting the strong revenue growth and improved operating efficiency. Design and manufacturing income decreased 29.2% from (pound)52.9 million in 2001 to (pound)37.4 million in 2002, primarily attributable to lost variable margin on declining volumes.

      Total currency effects resulting from appreciation of the pound sterling against the U.S. dollar in 2002 compared to 2001 decreased 2002 operating income by approximately (pound)1.4 million. In constant currency terms, operating income decreased by 7.1% in 2002 over 2001.

      The total exceptional item charge relates to costs incurred in relation to a proposed plan to seek a listing by DSL on the New York Stock Exchange and amend our credit facility. As these efforts are currently on hold, the costs have been expensed as an exceptional item.

      Finance Costs. Finance costs in 2002 increased 3.1% to (pound)43.2 million from (pound)41.9 million in 2001. This increase is the result of increased borrowing rates. In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program. As a result, our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points in February 2002.

      Income Taxes. Income taxes decreased 24.4% in 2002 to (pound)10.0 million from (pound)13.3 million in 2001. The (pound)3.2 million decrease reflects the tax on the (pound)11.8 million decrease in income before income taxes.

      Net Income. Net income decreased to (pound)11.9 million in 2002 from(pound)20.5 million in 2001.

      Unless otherwise indicated, financial information in this annual report has been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 25 to the Company's audited consolidated financial statements included elsewhere in this annual report. The following information should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements included elsewhere in this annual report.

      For a list of recently issued accounting standards refer to page F-45 elsewhere in this report.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenues. Our 2001 revenues increased 15.8% to (pound)444.9 million from (pound)384.1 million in 2000. This increase was primarily attributable to a 19.9% increase in engine repair and overhaul revenues to (pound)291.7 million in 2001 from (pound)243.4 million in 2000. As a percentage of total revenues, engine repair and overhaul revenues increased to 65.6% in 2001 from 63.4% in 2000. Revenues from our design and manufacturing operations increased 8.9% to (pound)153.2 million in 2001 from (pound)140.7 million in 2000.

      The (pound)48.3 million increase in engine repair and overhaul was principally due to an increase in revenues generated from servicing regional jet engines and military transport engines. The majority of this growth related to regional jet engine servicing as more of these aircraft entered service and more engines accumulated the number of flying hours at which an overhaul or repair is required by regulatory authorities. The growth in military transport service revenues was principally due to increased volumes under our Lockheed Martin / Kelly U.S.A. contract. These increases were partially offset by a revenue reduction in commercial turboprop servicing resulting from the reduction in flying hours of turboprops, as a number of U.S. based carriers switched to regional jets for many of their short-haul routes.

      The (pound)12.5 million increase in our design and manufacturing revenues was principally due to revenue increases from our wheel and brake business. In particular, we experienced a (pound)5.5 million increase in wheel and brake spares sales relating to the Avro RJ, Hawker 800 and Gulfstream programs.

      Our engine repair and overhaul revenues and approximately 10% of our design and manufacturing revenues are denominated in U.S. dollars. The 5.3% average reduction in the value of the pound sterling against the U.S. dollar during 2001 positively affected our revenues by (pound)17.2 million.

      Gross Profit. Gross profit for 2001 increased 4.9% to (pound)130.5 million from (pound)124.4 million in 2000. The increase of (pound)6.1 million was primarily attributable to the increase in engine repair and overhaul related revenues. Gross profit as a percentage of revenues decreased to 29.3% for 2001 from 32.4% for 2000 as a result of the increase to 65.6% in 2001 from 63.4% in 2000 in the percentage of our revenues derived from our lower margin engine repair and overhaul business.

      Gross profit as a percentage in engine repair and overhaul decreased from 20.8% in 2000 to 18.1% in 2001 as a result of the rapid growth in lower margin regional jet work. Design and manufacturing gross profit grew (pound)4.0 million in 2001. Design and manufacturing gross profit as a percentage decreased from 52.4% in 2000 to 50.7% in 2001 reflecting higher pension costs included in costs of sales as a result of the reduced value of our pension plan assets in the United Kingdom, changes in product mix, and increased amortization associated with the supply of free-of-charge ship-sets.

      Selling, General and Administrative Expense. SG&A expense increased 5.0% to (pound)55.6 million in 2001 from (pound)52.9 million in 2000. SG&A expenses as a percentage of revenues decreased to 12.5% in 2001 from 13.8% in 2000.

      SG&A expense increased in engine repair and overhaul to (pound)30.1 million in 2001 from (pound)28.7 million in 2000. SG&A expense increased in design and manufacturing to (pound)25.5 million in 2001 from (pound)24.3 million in 2000. The increases in SG&A expenses were primarily due to increased employee costs associated with a restructuring of selling functions to better serve specific market segments. SG&A expenses as a percentage of revenue decreased to 10.3% in 2001 from 11.8% in 2000 in engine repair and overhaul and to 16.6% in 2001 from 17.2% in 2000 in design and manufacturing.

      Research and Development Expense. Net research and development expenses remained broadly the same in 2001 as 2000. Major program spending in 2001 related to Eurofighter Typhoon, Nimrod and rapid carbon brake programs. In connection with certain new programs, customers reimburse us for all or a portion of research and development expenses incurred in relation to such programs. Reimbursements of research and development expenses decreased in 2001 to (pound)2.6 million from (pound)3.4 million in 2000.

      Operating Income. Operating income in 2001 increased 9.3% to (pound)75.7 million from (pound)69.2 million in 2000. This increase was a result of the increase in 2001 revenues offset by the increase in SG&A expenses and the reduction in the gross profit percentage.

      Total currency effects resulting from depreciation of the pound sterling against the U.S. dollar in 2001 compared to 2000 increased 2001 operating income by approximately (pound)1.5 million. In constant currency terms, operating income increased by 7.0% in 2001 over 2000.

      Finance Costs. Finance costs in 2001 increased 3.1% to (pound)41.9 million from (pound)40.7 million in 2000. This increase was primarily due to a (pound)2.5 million increase in interest charges on increased short-term bank borrowings. This increase was partially offset by a (pound)0.2 million decrease in amortization of finance costs.

      Income Taxes Income taxes increased 12.3% in 2001 to (pound)13.3 million from (pound)11.8 million in 2000. The (pound)1.5 million increase reflects the tax on the (pound)5.2 million increase in income before income taxes.

      Net Income. Net income increased to(pound)20.5 million in 2001 from(pound)16.8 million in 2000.


B. Liquidity and capital resources

      Net cash decreased (pound)11.6 million to (pound)15.4 million at December 31, 2002 from (pound)29.1 million (excluding (pound)11.5 million of restricted cash) million at December 31, 2001. Net cash decreased by (pound)7.5 million to (pound)29.1million (excluding (pound)11.5 million of restricted cash) million at December 31, 2001 from (pound)36.0 million at December 31, 2000. These movements are stated before the impact of foreign exchange adjustments.

      The 2002 cash flow from operating activities decreased by (pound)17.9 million compared to 2001. This reflects a decrease in earnings before interest, taxes, depreciation and amortization and an increase in the use of cash for working capital needs to fund growth in engine repair and overhaul. This was offset by a (pound)9.6 million decrease in expenditures on free-of-charge brake ship sets and OEM authorization costs. The (pound)11.5 million of restricted cash was applied against the outstanding indebtedness under the credit facility on January 31, 2002 after we entered into the fourth credit facility amendment. The 2001 cash flow from operating activities decreased by (pound)0.6 million compared to 2000 driven by increased earnings before interest, taxes, depreciation and amortization,. There were no cash outflows related to acquisitions in 2000, 2001, or 2002.

      We made capital expenditures to acquire tangible fixed assets of (pound)33.5 million in 2002, (pound)28.5 million in 2001 and (pound)22.7 million in 2000. Of these amounts, capital expenditures in respect of the engine repair and overhaul business were (pound)25.6 million, (pound)21.4 million, and (pound)12.9 million respectively, and capital expenditures in respect of the design and manufacturing business were (pound)7.9 million, (pound)7.1 million, and (pound)9.8 million, respectively. Capital expenditures in 2002 reflect expenditures in connection with building the CF34 building, the expansion and redesign of our facilities in Knoxville, San Antonio, and Tilburg,the Netherlands, as well as the completion of the dynamometer and purchase of a Mark II Furnace at our Coventry, England facility.

      We currently anticipate that our capital expenditures for 2003 and 2004 will be approximately (pound)18 million and (pound)21 million, respectively, primarily for the maintenance of our facilities, further expansion of our production facilities, the purchase of additional equipment and various cost reduction projects. We currently expect to fund our projected future capital expenditure needs from our existing bank credit commitments and cash from operations.

      We also anticipate that expenditures on free-of-charge brake ship-sets and other deferred development and OEM authorization costs will be approximately (pound)8 million for 2003 and approximately (pound)7 million for 2004, which compares to equivalent expenditure of (pound)6 million for 2002 and (pound)15 million for 2001. We expect to fund these and our other future cash requirements from operating cash flow and existing borrowing facilities. We will also evaluate opportunities to expand our production facilities in order to meet anticipated growth in demand. If our capital investment needs exceed expected levels, we may seek additional financing to fund longer-term growth. Our ability to obtain any such additional financing may be restricted by the credit agreement and the indenture governing the senior notes.

      In recent years, our primary sources of short-term and long-term funding have been our operating cash flows, borrowings under our credit agreement, proceeds from the issuance of Senior Notes and proceeds from the issuance of preference shares by our parent company. As of December 31, 2002, we had (pound)401.2 million in total debt outstanding and (pound)27.0 million available in undrawn commitments under our credit agreement with The Mizuho Corporate Bank, Limited.

      Total short-term borrowings amounted to (pound)51.6 million as of December 31, 2002, which consisted of the current portion of bank loan repayments scheduled under the credit agreement and (pound)28.1 million outstanding under our Tranche D revolving credit facility, discussed below. The credit agreement contains a (pound)50 million revolving credit facility, designated as the Tranche D facility. At December 31, 2002, in addition to the (pound)28.1 million outstanding borrowing discussed above, approximately (pound)11.4 million of our Tranche D commitments were unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units.

      Our long-term debt consists in part of senior term debt facilities provided under our credit agreement. The facilities under this agreement include three separate Tranches, Tranches A, B and C, which provide approximately (pound)196.0 million in borrowings all of which were drawn at December 31, 2002. These loans have maturities ranging from April 2006 to October 2007 and bear interest rates based on the London Interbank Offered Rate ("LIBOR"). These bank loans, along with the Tranche D revolving credit facility described above and the capital expenditure facility described below are secured by substantially all the shares of our direct and indirect subsidiaries, as well as security interests in certain assets of these subsidiaries except for our subsidiaries located in the Netherlands, Singapore and Australia.

      The Tranche E facility provides funding for our CF34 capital expenditure requirements. At December 31, 2002, we had (pound)37.3 million of borrowings outstanding under the Tranche E facility and a further (pound)11.8 million committed but undrawn at that date. In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the tranche E facility would be available exclusively to finance the CF34 service program. The total facility was reduced from (pound)75.0 million to (pound)49.1 million as a result. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points. We also paid the banks a one-time fee of (pound)0.35 million in connection with the amendment.

      Our long-term debt also includes US $225 million aggregate principal amount of 11?% Senior Notes due in 2009.

      Our liquidity requirements arise primarily from the need to:

o     fund capital expenditures for the maintenance of our facilities;

o purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;

o expand our business, including the construction of the facility to service the General Electric CF34 engine;

o     fund debt service requirements;

o     fund research and development;

o     fund new program bids;

o     fund working capital requirements;

o     fund expenditures on free-of-charge brake ship-sets;

o     fund costs of obtaining OEM authorizations; and

o     fund potential acquisitions consistent with our business strategy.


      The following is a summary of our contractual cash obligations at December 31, 2002.


                                                            Less than
Contractual Obligations                     Total            1 Year         1-3 Years         4-5 Years        After 5 Yrs
-----------------------                     -----           ----------      ---------         ----------       -----------
                                                                          (in thousands)
Long-term debt
           Tranche A ((pound))      (pound)93,920    (pound)22,400       (pound)55,200           16,320              --
           Tranche B ($)                   51,017              531               1,063           49,423              --
           Tranche C ($)                   51,022              537               1,063           49,422              --
           Tranche D ((pound))             12,000           12,000               --                --                --
           Tranche D ($)                   16,149           16,149               --                --                --
           Tranche E ($)                   37,347              --                --              37,347              --
           Senior Notes ($)               139,752              --                --                --            139,752
                        --                -------          --------           --------          --------        --------
           Total                          401,207           51,617              57,326          152,512          139,752
Capital lease obligations                    --                --                --                --                --
Unconditional purchase obligations           --                --                --                --                --

Other long-term obligations         (pound)24,502     (pound)5,098        (pound)8,948     (pound)8,109     (pound)2,347
                                           ======            =====               =====            =====            =====

Total contractual cost obligations (pound)425,709    (pound)56,715       (pound)66,274     (pound)160,621 (pound)142,099
                                          =======           ======              ======            =======        =======


      Financing Activities Relating to the Acquisition

      We incurred substantial indebtedness in connection with our acquisition from BTR and, as a result, we are highly leveraged. Our ability to incur additional indebtedness in the future is restricted by the credit agreement and is further restricted by the Indenture.

      Scheduled payments under the credit agreement will significantly impact liquidity. Loans under the Credit Agreement were issued under five Tranches, designated Tranche A through Tranche E. Repayment on these facilities is provided for as follows:

o The Tranche A Facility provides for repayments beginning in 1999 and generally increasing until the loan is fully repaid in 2006;

o The Tranche B Facility and the Tranche C Facility provide for annual repayments equal to 1% of the amount outstanding under the facility, beginning in 1999, and a final balloon payment of principal when the loans are repaid in 2006 and 2007, respectively;

o The Tranche D Facility, a(pound)50 million revolving line of credit, does not have any scheduled reductions in availability prior to maturity in 2006; and

o The Tranche E Facility for capital expenditures related to our CF34 program provides for repayments in 2006 and 2007, based on the dates the initial funds were drawn.


      Under the credit agreement, we must make mandatory prepayments in certain circumstances from the proceeds of certain material asset disposals and insurance claims or any adjustments on the purchase price or any other claims recovered or received from BTR (now Invensys plc). We are also permitted to make voluntary prepayments on the loans under the credit agreement. Borrowings under the credit agreement bear interest at LIBOR-based floating rates for varying interest periods. The credit agreement and the Indenture restrict us in various ways described elsewhere in this annual report. We must also comply with certain financial covenants, including minimum debt-service and interest-coverage ratios and a minimum net worth test. As of the date on the cover of this annual report, we believe we are in compliance with the covenants in the Indenture and the credit agreement.

      The Senior Notes are scheduled to be repaid in one installment in 2009. However, noteholders may require us to repurchase the Senior Notes in the event of a change of control. We may not be able to do so without the consent of our lenders under our credit agreement. At the Company's discretion, the Senior Notes may be redeemed on or after May 15, 2004 at specified redemption prices.


C. Research and development, patents, licenses, etc.

Engine Repair and Overhaul

      Most of our research and development relating to repair and overhaul focuses on developing new and innovative component repairs for the engines that we service. In particular, we have invested significant resources in developing internal remanufacturing technologies which can deliver more efficient production processes at lower costs and high quality. We have established dedicated facilities with specialized equipment and highly trained engineers to achieve these objectives. An important element of this capability is our Design Approval Authority as authorized by Transport Canada and under bilateral agreements, recognized by the FAA which simplifies the approvals of our component repairs in the North American market and with several other allied nations. We may choose to work with engine OEMs on selected component repairs to gain official recognition, commercial support and wider market access. The primary objectives of our component repair development are to provide market differentiation, by means of lower cost part replacement options, and to increase the value-added content of our engine repair and overhaul projects. Our ability to remanufacture components has also enabled us to minimize the use of subcontractors, which we believe has helped us to enhance delivery, quality control and revenues of our work.

      We have developed patented coating technologies for gas turbine engine components which further the life of repaired components. These repair technologies are used in conjunction with specialized equipment such as our patented sonic flow rig to enable improved performance for overhauled and repaired gas turbine engines. We have utilized engine monitoring systems such as our patented Engine Doctor(TM) to help diagnose engine condition and Trendcheck(TM) to extend engine time between overhauls.

Design and Manufacturing

      Our design and manufacturing operations are engaged in research and development programs aimed at developing new products and technologies that improve performance through reduced weight, reduced component size, improved quality assurance, and improved field reliability. Our focus in achieving industry competitive advantage encompasses the advancement of materials technology; product design and analytical methods development; integrated systems and software development; and continuous improvement manufacturing programs. While research and development programs are generally conducted at the business unit level, management processes and tools are in place to support the identification and group wide awareness of strategically important technologies across Dunlop Standard Aerospace divisions.

      Our advancements in materials technology is currently an area of industry competitive advantage. Our achievements in metal matrix composites have resulted in our ability to potentially reduce aircraft wheel and brake component weights by as much as 15 to 20%. Further advancements are also being made in our carbon friction materials development programs in which high density and low wear rates provide the ability for greater energy absorption and improved aircraft stopping performance. These weight saving benefits are currently being incorporated into a major wide-body aircraft program in which our intention is to reduce the overall aircraft ship-set wheel and brake weight.

      We are also well advanced in the development of electrically actuated brakes and have achieved full rejected takeoff performance on test. Electric brakes are viewed as the future of aircraft braking technology and offer substantial system weight savings along with improved maintainability, reliability, and safety. We are a lead participant in electric brake development activity working in conjunction with two major aircraft OEMs, defining the standards to be used in future aircraft electric brake architectures and evaluating current product performance and endurance capabilities. The combined wheel and brake package incorporating our electric brake actuation capabilities and advancements in lightweight materials technology is unequalled by any of our industry competitors.

      Underpinning our advancements in electric brake technology are further developments in sensor technology and information management intended for use with our wheels and brakes to provide total landing system performance monitoring and prognostics. The objective of these development programs are to enhance our customer support capabilities to the extent that we can more actively conduct in-service repair and overhaul planning and provide tools to support better operator spares inventory management.

      Our valve design capability has been extended to include flow management and acoustic control techniques which have applications in both aerospace and non-aerospace markets.

      As an OEM, we have a strong focus on capturing and retaining the intellectual property resulting from our research and development investments. To this end, we are active in protecting our inventions through patents, trademarks, licensing, and retention of know-how. We are also active in development programs with leading research organizations and universities and exploit available technologies through license arrangements both in and out of the company. Of similar importance to patents and trademarks in protecting our intellectual property is our ability to retain design rights for our products and hence retain exclusivity in manufacturing and supply.


D. Trend Information

      A number of trends in the commercial aviation industry affect our operating results. Prior to 2001, for example, increased air travel had driven the demand for new aircraft and engines and had also increased rates of aircraft utilization. Overall, the increase in the size of the commercial aircraft fleet has increased the size of our installed base and has positively impacted both our engine repair and overhaul business and our design and manufacturing business. In particular, the recent increase in deliveries of regional jet aircraft is a positive trend, as we service certain of the engines used on such aircraft and also provide brake parts to some of these aircraft. Conversely, as a result of the current economic downturn, the terrorist attacks of September 11, 2001, recent military actions, and SARS health concerns demand for air travel has declined. This has resulted in airline bankruptcies, reduced build rates for certain aircraft and engines and increases in aircraft placed out of service. This trend has negatively affected our design and manufacturing business and engine repair and overhaul business on aircraft and engine models that have been impacted by the negative trend and for which we provide service or parts.

      In addition, airlines, governments, particularly military organizations, and some OEMs are increasingly outsourcing repair and overhaul and some manufacturing work. This has enabled us to obtain more engine repair and overhaul work and may in the future provide additional opportunities. For example, in February 1999, we were awarded the subcontract to provide engine repair and overhaul services for Rolls Royce T56 engines at Kelly U.S.A., and we are currently managing T56 MRO operations at that facility. The contract expires in 2006, after which it is renewable through 2013.

      Our manufacturing operations are also well positioned to take advantage of expected changes in the aircraft market. For example, our expertise relating to carbon braking systems should permit us to grow our revenues as carbon brakes continue to supersede steel brakes. We currently provide such systems for 12 existing aircraft platforms. Of those platforms, seven are in the regional aircraft market. We have also entered into agreements to provide carbon brakes for other aircraft programs and, in partnership with Honeywell, we will provide carbon brakes for the Joint Strike Fighter and the Airbus A380.

Item 6: Directors, Senior Management, and Employees

Directors

      Dunlop Standard Aerospace Group Limited and the Company have related but independent management structures. Dunlop Standard Aerospace Group Limited beneficially owns 100% of our shares. Pursuant to the memorandum and articles of association of Dunlop Standard Aerospace Group Limited, Doughty Hanson has the right to appoint an unlimited number of non-executive directors to that company's board of directors. See ``Risk Factors--Risks Relating to the Company--Control of the Company''.

      Dunlop Standard Aerospace Group Limited currently has five directors, three of whom are with Doughty Hanson (Nigel Doughty, Ken Terry and Kevin Luzak- resigned 4 February 2003) and two of whom are with Dunlop Standard Aerospace Group Limited (David Shaw and David Unruh). Kevin Luzak was replaced on 12 March 2003 by Harry Green, of Doughty Hanson.

      Directors of the Company

      As of the date of this report, we have six directors. B. Piet Walton-Knight retired from the company effective July 1, 2003. All directors have the same responsibilities, which include certain executive duties. Set forth below is certain information with respect to our directors.


      Name                    Age         Position

      David Shaw               45         Director
      David Unruh              50         Director
      Piet Walton-Knight       61         Director (retired March 31, 2003)
      David Johnson            41         Director
      Steven Walker            40         Director and Secretary
      John Whelan              53         Director


      Executive Officers

      Our key executives (who are the same as the key executives of Dunlop Standard Aerospace Group Limited) are:


Name                                Age         Position
--------------------------------  ---------     ----------------------------------------------

David Shaw                           45         Chief Executive Officer and Director
David Unruh                          50         Chief Financial Officer and Director
B. Piet Walton-Knight                61         Senior Vice-President, Strategic Growth Projects
                                                (retired March 31, 2003)
David G. Johnson                     41         Managing Director, Design and Manufacturing
Paul Soubry, Jr.                     40         President, Standard Aero Canadian Operations
Lee G. Beaumont                      45         President, Standard Aero U.S. Operations
Rene M. van Doorn                    48         President, Standard Aero International Operations
Bruce Clarke                         55         Senior Vice-President, Human Resources
Bradley Bertouille                   40         Senior Vice-President, Finance and Administration
Edward S. Richmond                   47         Senior Vice-President, Strategy and Business
                                                Development
Brian Lanoway                        52         Senior Vice-President, Strategic Projects
Verna Taylor                         38         Senior Vice-President, Operations
John W. Wright                       40         Senior Vice-President, Technology


Our directors and executive officers are briefly described below:

David Shaw. Mr. Shaw joined Standard Aero Limited in 1989 as Director of Engineering and Quality Assurance. After a series of promotions, he became the President of Standard Aero Limited in 1994. In March 2001, Mr. Shaw was appointed our Chief Operating Officer, and in December 2001, Mr. Shaw became our Chief Executive Officer. Before joining us, Mr. Shaw worked with Pratt & Whitney Canada and Garrett Canada, now part of Honeywell International Inc. Mr. Shaw is a professional engineer with a Bachelor of Science degree in Engineering and a Diploma in Management.

David Unruh. Mr. Unruh began his career with us in 1986 as Director of Finance of Standard Aero Limited. He was promoted to Vice-President of Finance of Standard Aero Limited in 1987, and to Chief Financial Officer of BTR Aerospace Group in 1995. Mr. Unruh became our Chief Financial Officer in 1998, when our business was acquired by Doughty Hanson and certain management shareholders. He is a Chartered Accountant with a Bachelor of Commerce (Honors) degree and worked for thirteen years with international accounting firms in the United Kingdom, United States and Canada prior to working at Standard Aero Limited.

David G. Johnson. Mr. Johnson joined BTR in 1995 as the General Manager of BTR Insumat Ltd. He was promoted to Managing Director of the Aero Equipment division of BTR Aerospace Group in 1996 and became our Managing Director, Design and Manufacturing in March 2002. Prior to joining BTR, Mr. Johnson was a consultant with Lucas Engineering and Systems, and a cell process engineer with Jaguar Cars Ltd. Mr. Johnson holds a Bachelor of Science degree with honors in production engineering and business studies, and a Marketing Diploma. He is a Chartered Engineer and a member of the Institute of Mechanical Engineers.

Paul Soubry, Jr. Mr. Soubry joined Standard Aero Limited in 1985 as manager. In 1989 Mr. Soubry was appointed Vice-President Sales and Marketing of Standard Aero Limited. Mr. Soubry became our President, Standard Aero Canadian Operations in March 2001. He has a Bachelor of Commerce (Honors) degree from the University of Manitoba, and has attended the Executive program at Harvard School of Business.

Lee G. Beaumont. Mr. Beaumont joined Standard Aero Limited in 1987 as Director of Special Projects. He was promoted to Director, T56 Engine Program in 1989 and transferred to San Antonio to oversee the new Kelly Air Force Base contract in 1999. Mr. Beaumont became our President, Standard Aero U.S. Operations in March 2001. He has a Bachelor of Science and Bachelor of Commerce (Honors) degree from the University of Manitoba and has attended the Executive program at Stanford School of Business.

Rene M. van Doorn. Mr. van Doorn joined Standard Aero vof based in Tilburg, the Netherlands in 1997 as Executive Director of PW100 Operations. He became our President, Standard Aero International operations in March 2001. Mr. van Doorn has a Bachelor degree in Electronic and Electrical Engineering and a Master of Business Administration degree from Brunel University in the United Kingdom. He has worked in the aerospace industry for over 18 years, including tenures with Fokker Aircraft and United Technologies (Hamilton Standard, Pratt & Whitney) from 1983 to 1997.

Bruce Clarke. Mr. Clarke commenced employment with Standard Aero Limited in June 1984. Hired initially as Standard Aero Limited's Training and Development Coordinator, he was promoted to Manager of Employee Relations in 1985, Manager of Human Resources in 1987, and Director of Human Resources in 1989. He was appointed Vice-President of Human Resources in 1990 and became our Senior Vice-President of Human Resources in March 2001. Mr. Clarke is a graduate of the University of Manitoba Master of Business Administration program majoring in Human Resources and Marketing with an undergraduate degree in Arts and Education. Prior to joining Standard Aero Limited, he worked for 10 years in public education in Manitoba.

Bradley Bertouille. Mr. Bertouille commenced employment with Standard Aero Limited in October, 1985. Mr. Bertouille was promoted to Assistant Controller in 1988 and Corporate Controller in 1990. In 1995, he was appointed Executive Vice-President of Finance and Administration of Standard Aero Limited and became our Senior Vice-President of Finance and Administration in 2001. Mr. Bertouille is a Certified Management Accountant with a Diploma in Business Administration from Red River Community College. Prior to joining Standard Aero Limited, Mr. Bertouille worked in retail accounting.

Edward S. Richmond. Mr. Richmond commenced employment with Standard Aero Limited in January, 1993 as Director of the PT6A Business Unit. He was subsequently promoted to Executive Vice- President of the PT6A Business Unit in 1997, and assumed his current role as our Senior Vice- President of Strategy and Business Development in March 2001. Prior to joining us, Mr. Richmond held management positions with UTL Corporation, European Helicopters and General Electric Aerospace. Mr. Richmond is a graduate of the Royal Military College of Canada with a Bachelor of Engineering degree. He is also a graduate of the General Electric Management Institute (Crotonville) and the Wharton Advanced Management Program.

Brian Lanoway. Mr. Lanoway commenced employment with Standard Aero Limited in April 1983 as Staff Engineer He was appointed as Director of the Accessories Product Line in 1986 and Director of Information Systems in 1987. In 1990, he was appointed Director of The Change Program at Standard Aero Limited where he was responsible for managing the operational redesign projects throughout Standard Aero Limited. In 1993, he accepted a position with Motor Coach Industries responsible for managing their business process redesign and returned to Standard Aero Limited in 1997 as Executive Vice-President, Strategic Projects. Mr. Lanoway became our Senior Vice-President of Strategic Projects in March 2001. Mr. Lanoway is a Professional Engineer with a Master of Science degree in Mechanical Engineering from the University of Manitoba. After graduation, he worked as a Project Engineer in the automotive industry and ultimately was Chief Engineer for K-Cycle Engines.

Verna Taylor. Ms. Taylor commenced employment with Standard Aero Limited in June 1987. She began her career at Standard Aero Limited as Staff Engineer. In 1990, she was involved in the redesign of the existing rework facility. Upon completion of the redesign in 1992, Ms. Taylor assumed the role of Operations Engineer and later was promoted to Director of Reworks of Standard Aero Limited in 1993. In 1997, she was promoted to Executive Vice-President, Operations in March 2002. Ms. Taylor is a Professional Engineer with a Bachelor of Science degree in Industrial Engineering from the University of Manitoba and a graduate of the Master of Business Administration program from the University of Manitoba.

John Wright. Mr. Wright commenced employment with Standard Aero Limited in May 1993. Mr. Wright is a Professional Engineer with a Bachelor of Science degree in Mechanical Engineering and Master of Business Administration, both from the University of Manitoba. After five years in the precision manufacturing industry, he began his career at Standard Aero Limited as an Operations Engineer. Mr. Wright was appointed Director of Reworks in 1995 and Executive Vice-President, Engineering and Quality of Standard Aero Limited in 1997. Mr. Wright became our Senior Vice-President, Technology, in March 2002.

Steven Walker. Mr. Walker joined Dunlop Aviation as Financial Director in 1993 after serving as an accountant with Mirrlees Blackstone Limited and as the Financial Director of Pilkington's Tiles Limited. He holds a BA degree in Business Studies and is a member of the Chartered Institute of Management Accountants.

John Whelan. Mr. Whelan has spent all of his working life with BTR\Dunlop, joining as a Commercial Apprentice in the U.K. Tyre Division in 1968 and working with Dunlop Group Purchasing before joining Dunlop Aviation in 1985. He has been Director and General Manager of our Wheel and Brake Programs since 1991 and was appointed the Director of Marketing and Business Development for our Manufacturing Division in March 2002. Mr. Whelan holds a Masters degree of Business Administration.


B. Compensation

      Total salaries, bonuses, pension payments and other amounts paid by Dunlop Standard Aerospace Group Limited, us and our subsidiaries or their predecessor operations to the current members of our board of directors and the key executives who were employed by us as key executives in 2002 were approximately (pound)1.92 million (2001: (pound)3.08 million). We expect to compensate our directors and executive officers in accordance with their respective positions with us, and their performance against agreed business objectives.

      At December 31, 2002 our board of directors and key executives held options available to be exercised of 320,846 Ordinary Shares (2001: 421,846). The total number of all classes of Ordinary Shares held by our board of directors and key executives was 692,754 (2001: 591,754).

      Management Incentive Compensation Scheme: A group of management employees, selected each year by our chief executive officer on the basis of their significant contributions to our performance, participate in a management incentive compensation scheme. Pursuant to this scheme, these management employees may receive payments generally equal to up to 30% of their annual base salary if we, as a whole, reach, or the individual management employee's relevant division reaches, certain financial targets measured against our business plan for that year.

      Retirement Plans: Our executive officers in Canada and the United States participate in tax-advantaged defined contribution pension plans in which we match the individual employee's contributions up to 5% of that employee's salary, subject to government-mandated limits on employee contributions. Our executive officers in the United Kingdom participate in a defined benefit pension plan, which we believe has terms consistent with those offered by comparable employers in the United Kingdom.

      Employment Agreements: We have entered into employment agreements with all of our executive officers, including Messrs. Shaw and Unruh who serve as members of the board of directors. These agreements are generally for a period of twelve to eighteen months with automatic renewal in absence of notice of termination. Each of the employment agreements contains a non-competition provision which prevents the executive officer from working for one of our competitors for at least one year after a voluntary termination of employment. We do not have any contracts with our directors, other than the aforementioned employment agreements of Messrs. Shaw and Unruh, whose agreements provide for the payment of one year's salary upon termination without cause.

C. Board practices

The Board

      As at December 31, 2002, the Board was comprised of six directors. In addition to the Chairman, David Shaw, there were five other Executive Directors. The Board meets when required. The Board does not have an audit or compensation committee.

Internal Controls

      The Executive Directors acknowledge that they have overall responsibility for the Group's systems of internal control. The systems are designed to manage rather than eliminate the risk of failure to achieve the Group's objectives, safeguard the Group's assets against loss, fairly report the Group's financial performance and position and to ensure compliance with relevant legislation, regulation and best practice. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the Board to deal with changing circumstances. For a summary of key financial risks inherent in the Group's business, see "Key Information - Risk Factors".

D. Employees

      As of December 31, 2002 we had approximately 4,000 employees worldwide. Of our employees, approximately 34% work in the United Kingdom, 33% in Canada, 27% in the United States, 4% in The Netherlands and 2% in other offices around the world, including Belgium, Australia, Mexico, France and China. Approximately 61% of our employees are involved in engine repair and overhaul, and approximately 38% of our employees are involved in design and manufacturing. Approximately 7% of our employees are involved in the marketing and distribution of our products and services. Approximately 20% of our employees are members of labour unions. We negotiate contracts with our employee unions generally at a business unit level, and most contracts are reviewed annually. We believe that our relations with employees and unions are good. None of our operating divisions has suffered a material work stoppage or strike for the last five years.

Average Employee Numbers                 2000           2001          2002
Sales & Administration                   1,071         1,109         1,124
Manufacturing                            2,609         2,668         2,572
Research & Development                     214           242           268
                                         -----         -----         -----
Total Average Employees                  3,894         4,019         3,964
                                         =====         =====         =====


E. Share ownership

      Our board of directors and executive officers at December 31, 2002 owned shares in Dunlop Standard Aerospace Group Limited, the Parent Company, and had options to acquire shares which in aggregate would mean they would have approximately 67.6% of the total Ordinary and "A" Ordinary shares. The Management Shareholders currently own 607,054 Regular Ordinary Shares and 524,014 "A" Ordinary Shares and have options to acquire 10,932 Regular Ordinary Shares and 358,000 "A" Ordinary Shares.

      The options lapse on September 29, 2008. On September 28, 2000 the terms of the share option agreement were modified to permit share options to be exercised at any time. Prior to that date, the options could only be exercised upon the earlier of the date of either a listing or admission to trading of the Regular Ordinary Shares or a sale which results in a transfer of the voting control of Dunlop Standard Aerospace Group Limited. As a result, 366,561 Regular Ordinary Share options and 25,507 "A" Ordinary Share options were exercised. The remaining outstanding options expire on September 29, 2008. The directors and executive officers do not hold any "B" Ordinary Shares or 10% Cumulative redeemable preference shares of our parent company.

      On March 8, 2002 a further 101,000 "A" Ordinary Shares were issued at (pound)1.00 each pursuant to the exercise of share options under the Company's existing share option scheme. As a result, effective March 8, 2002, Management Shareholders own 607,054 Regular Ordinary Shares and 524,014 "A" Ordinary Shares and have options to acquire 10,932 Regular Ordinary Shares and 358,000 "A" Ordinary Shares.


Item 7: Major Shareholder and Related Party Transactions

A. Major shareholders

Share Structure and Principal Shareholders--The Company

      All the share capital of Dunlop Standard Aerospace Holdings plc is legally and beneficially owned by Dunlop Standard Aerospace Group Limited except for one ordinary share which is held by Dunlop Holdings Limited in trust for Dunlop Standard Aerospace Group Limited.


Share Structure and Principal Shareholders--The Parent Company

      Dunlop Standard Aerospace Group Limited's authorized share capital comprises ordinary and preference shares being: 617,986 ordinary shares, par value 50 pence per share (``Regular Ordinary Shares''), 882,014 ``A'' ordinary shares, par value 50 pence per share (``A Ordinary Shares''), and 15,545,455 ``B'' ordinary shares, par value 50 pence per share (``B Ordinary Shares''), 155,862,000 10% cumulative redeemable preference shares, par value 50 pence per share (``Preference Shares''), and 10,000,000 10% cumulative redeemable preference shares, par value (pound)1 per share ("Preference Shares"). Together the Regular Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares are collectively the "Ordinary Shares". In respect of issued share capital at December 31, 2002, Doughty Hanson owned 13,500,000 B Ordinary Shares and 150,862,000 Preference Shares, and Management Shareholders owned 607,054 Regular Ordinary Shares and 524,014 A Ordinary Shares and have options to acquire a further 10,932 Regular Ordinary Shares and 358,000 A Ordinary Shares. As a result, and assuming the Management Shareholders exercise such options, Doughty Hanson and Management Shareholders hold approximately 90% and 10%, respectively, of the total voting rights of Dunlop Standard Aerospace Group Limited, which in turn holds 100% of the voting rights in the Company. Prior to the exercise of such remaining options, Doughty Hanson owns approximately 92% of the voting rights. These options expire on September 29, 2008.


B. Related party transactions

      The shareholders of Dunlop Standard Aerospace Group Limited have entered into the Investment Agreement, which governs certain rights of, and voting restrictions among, the parties. The Investment Agreement gives Doughty Hanson enhanced rights over our operations and control of both us and our parent company. In particular, Doughty Hanson will be able to prevent us or our parent company from engaging in certain transactions outside the ordinary course of business. In addition, although the members of our board of directors and the boards of directors of our subsidiaries control the operations of those entities, Doughty Hanson has the right to appoint (1) a special director (the ``Special Director'') with additional powers and (2) an unlimited number of non-executive directors to the board of Dunlop Standard Aerospace Group Limited (of which three have been so appointed) regardless of the number of directors on that board. Doughty Hanson is entitled to appoint an unlimited number of non-executive directors so long as it continues to hold 75% of the "B" Ordinary Shares. The Management Shareholders are entitled to appoint one director, who is expected to be the chief executive officer. The Special Director and the non-executive directors will be appointed or removed by Doughty Hanson following written notice to us and subject to the prior written consent of the Special Director.

      Doughty Hanson may receive fees should any public offering of our equity or the equity of Dunlop Standard Aerospace Group Limited occur or if Doughty Hanson provides advice to us in connection with another transaction, such as an acquisition. In addition, we may provide compensation to certain employees of Doughty Hanson in their individual capacities as our employees or directors or as employees or directors of Dunlop Standard Aerospace Group Limited; the amount of such compensation is not material to our business.


B. Interest of Experts/ Council

      Not applicable


Item 8: Financial Information

See item 18 and pages F-1 through F-45.

Legal Proceedings

We are involved in certain legal proceedings arising in the normal course of our business. We believe that none of the proceedings, either individually or in the aggregate, is likely to have a material adverse effect on the business or our consolidated financial position.

Significant Changes

No significant changes have occurred since the dates of the annual financial statements included in this annual report on Form 20-F.

Item 9: The Offer and Listing

A. Price History                                      High          Low

1999 ......................................          $103.0        $100.5
2000 ......................................          $102.875      $ 97.5
2001 ......................................          $107.0        $ 93.0
2002 ......................................          $106.5        $ 98.0

Fourth Quarter 2001 .......................          $102.0        $ 93.0
First Quarter 2002 ........................          $102.0        $100.0
Second Quarter 2002 .......................          $106.5        $102.0
Third Quarter 2002 ........................          $105.5        $101.5
Fourth Quarter 2002 .......................          $102.5        $ 98.00

December 2002 .............................          $102.5        $102.00
January 2003 ..............................          $104.5        $102.00
February 2003 .............................          $102.75       $ 98.50
March 2003 ................................          $100.5        $ 98.0
April 2003 ................................          $104.0        $100.0
May 2003 ..................................          $106.0        $104.0
June 2003 (to 25th June) ..................          $108.0        $106.0

Data according to the Financial Times Business Research Center.

B. Plan of distribution

      Not applicable

C. Markets

      The Notes are listed on the Luxembourg Stock Exchange. The Notes are also listed on an automated inter-dealer quotation system in the United States. Certain of the Notes are held by brokers and other nominees. The Group is not an active participant in the market for the Notes.


Item 10: Additional Information

A. Share capital

      Not applicable

B. Memorandum and Articles of Association

      Dunlop Standard Aerospace Holdings plc is a public limited company registered in the Register of Companies in England and Wales with registered number 3599235. Our memorandum of association states that the objects of the Company are, among other things, to carry on the business of a property and investment holding company in all its branches and for that purpose, in particular to acquire by purchase, lease, exchange or otherwise and hold by way of investment, land, buildings or other structures and shares, stock, securities or obligations issued or guaranteed by any person, firm, company or trust. Our articles authorize us to take all actions that serve the attainment of our business purposes.

All of our shares are owned by our parent, Dunlop Standard Aerospace Group Limited.

      Ordinary Shares

      Each of the Management Shareholders holds either A Ordinary Shares or Regular Ordinary Shares. Regular Ordinary Shares were issued to U.K.-resident Management Shareholders, while the A Ordinary Shares were issued to all other Management Shareholders. All of the B Ordinary Shares were issued to Doughty Hanson.

      The Regular Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares in aggregate carry the right to vote as a single class (except with regard to matters that would vary the rights of holders of that class) and have pari passu rights to receive dividends once dividends have been paid on the Preference Shares. Each class of Ordinary Shares also carries the right to vote as a class with respect to certain matters that would vary the rights of holders of that class of shares, and the B Ordinary Shares have certain additional class rights relating to Doughty Hanson's control of Dunlop Standard Aerospace Group Limited. See ``Risk Factors--Risks Relating to the Company--Control of the Company.'' Upon dissolution or liquidation of Dunlop Standard Aerospace Group Limited, any assets remaining following payment of amounts owed to creditors and to the holders of the Preference Shares are distributable among the holders of Ordinary Shares pro rata by the par value of Ordinary Shares held.

      The A Ordinary Shares and the B Ordinary Shares are convertible into Regular Ordinary Shares on the business day immediately prior to a sale or listing of Dunlop Standard Aerospace Group Limited. Each A Ordinary Share or B Ordinary Share so converted into a Regular Ordinary Share will rank pari passu with the existing Regular Ordinary Shares, and all of such shares together will constitute a single class of shares.

      Preference Shares

      The Preference Shares do not carry voting rights other than with regard to resolutions to wind up Dunlop Standard Aerospace Group Limited, to reduce its share capital or which otherwise adversely affect the rights of holders of Preference Shares, unless no dividend payment has been made on the Preference Shares and they have not been redeemed within six months from the date fixed for their redemption as described below. The Preference Shares shall remain outstanding until such redemption payment has been made. Holders of the Preference Shares are entitled to receive a cumulative preferred dividend of 10% of the nominal value of the Preference Shares and premium paid-up thereon. Dunlop Standard Aerospace Group Limited is not required to make payments on the Preference Shares until they are redeemed, but dividends will accrue until that time. The Preference Shares must be redeemed at a redemption price equal to the total subscription price paid to Dunlop Standard Aerospace Group Limited plus any unpaid amounts thereon, subject to certain restrictions under the Credit Agreement and the Indenture, upon the occurrence of a listing or sale of Dunlop Standard Aerospace Group Limited or, if no such listing or sale has taken place, by December 31, 2008. There are no conversion rights attaching to the Preference Shares.

      On 5 June 2002, the company passed a special resolution under which its issued share capital was reduced from (pound)164,384,727.50 to (pound)91,453,727.50. This reduction was confirmed by court order on 26 June 2002 pursuant to section 138 of the Companies Act 1985. As a result the nominal value of each of the issued 10% cumulative redeemable preference shares was reduced form (pound)1 to 50 pence, thus creating a distributable reserve of (pound)72,931,000. There was no change to the (pound)1 nominal value of each of the remaining authorised but unissued 10% cumulative redeemable preference shares.

      On 30 September 2002, the company passed an ordinary resolution under which its share capital was increased from (pound)91,453,727.50 to (pound)96,453,727.50 by the creation of 10,000,000 cumulative preference shares of 50 pence each.

      At the time of our acquisition from BTR, Doughty Hanson undertook to subscribe for an aggregate additional 15,000,000 Preference Shares at (pound)1 per Preference Share, of which 5,000,000 were subscribed for in January 1999. In accordance with the amended credit agreement, 5,000,000 preference shares were subscribed on 30 September, 2002 and 5,000,000 will be subscribed for 30 June, 2003. Once these Preference Shares have been issued and paid up, the total equity investment of Doughty Hanson and the Management Shareholders in the Company's parent, Dunlop Standard Aerospace Group Limited (assuming no further exercise of share options) will be (pound)170.5 million.

C. Material contracts

      None.

D. Exchange controls

      There are currently no decrees or regulations in the United Kingdom restraining the import or export of capital or affecting the remittance of interest or other payments to holders of the Senior Notes who are not residents of the United Kingdom.

      There are no limitations relating only to non residents of the United Kingdom under law in the United Kingdom or the Articles of Incorporation of the Company on the right to be a holder of the Group's Notes.

E. Taxation

United States Tax Considerations

      A holder that is generally subject to U.S. federal income taxation by reason of its residence, place of organization or similar factors will be required to take account of income and gain realized in respect of the Notes to the same extent, and subject to the same rules, as would apply to income derived from other debt obligations with comparable terms.

      A holder that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding taxes on income received in respect of the Notes or gain realized on the sale, exchange or other disposition of the Notes, unless (1) the income or gain is effectively connected with the conduct by the holder of a trade or business in the United States or (2) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. A non-U.S. holder that receives payments within the United States or through certain U.S.-related financial intermediaries may be required to provide a certification as to its non-U.S. status in order to avoid the application of information reporting and backup withholding rules.

United Kingdom Taxation

      The following summary describes certain United Kingdom tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of United Kingdom tax law in force and Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in United Kingdom tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the Notes should consult their own tax advisers concerning United Kingdom tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the Notes are made hereby.

      Interest on the Global Notes

      The Global Notes will constitute "quoted Eurobonds" within the meaning of section 124 of the Income and Corporation Taxes Act 1998 ("ICTA") provided they continue to be in bearer form and are listed on a "recognized stock exchange" within the meaning of section 841 ICTA. The Luxembourg Stock Exchange is currently recognized for these purposes. Accordingly, once the notes were listed on the Luxembourg Stock Exchange, payments of interest on the Global Notes are being made without withholding any tax on account of United Kingdom income tax as long as a non-U.K. paying agent is appointed for such payments and the other requirements of section 124 ICTA are complied with.

      In other cases, there will be an amount withheld from interest on account of income tax at the lower rate (currently 20%), subject to a direction to the contrary by the Inland Revenue in accordance with an applicable double taxation treaty.

      Where a United Kingdom collecting agent either (a) acts as custodian of the Global Notes and receives interest on those Global Notes or directs that interest on the Global Notes be paid to another person or consents to such payment; or (b) collects or secures payment of or receives interest on the Global Notes for a noteholder (except by means solely of clearing a check or arranging for a clearing of a check); or (c) otherwise acts in the course of a trade or profession for another person in arranging to collect or secure payment of interest on the Global Notes, the collecting agent will be liable to account for a sum representing income tax at the lower rate on payments of interest on the Global Notes and will deduct such a sum unless an exemption is available including, for example, where the person beneficially entitled to the interest and who beneficially owns the relevant Global Notes is not resident in the United Kingdom and applicable administrative and procedural requirements are satisfied including the making of declarations as to status and eligibility.

      In the case of each of the above exceptions, further administrative conditions imposed by the regulations referred to above may have to be satisfied for the relevant exception to be available.

      Interest on the Notes constitutes United Kingdom source income for United Kingdom tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding any tax except in the hands of a noteholder who is exempt from United Kingdom income tax under the terms of an applicable double taxation treaty or otherwise. However, interest with a United Kingdom source received without deduction or withholding on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agent (such as brokers and investment managers).

      Interest on the Definitive Registered Notes

      Payments of interest on the Definitive Registered Notes will be made under deduction of United Kingdom income tax at the lower rate by us unless we have previously been directed by the Inland Revenue, in relation to a particular holding of Definitive Registered Notes, to make payment free of deduction or subject to a reduced deduction by virtue of relief available to the holder of such Definitive Registered Notes under an applicable double taxation treaty. Such directions will be issued only on prior application to the relevant tax authorities by the noteholder in question.

      Notwithstanding that interest is received subject to deduction of income tax, holders of Definitive Registered Notes who are resident in the United Kingdom for tax purposes or holders who are non-resident and carrying on a trade, profession or vocation in the United Kingdom through a branch or agency, may be liable to pay further United Kingdom tax on the interest received. Certain holders may be entitled to a refund of all or part of the tax deducted depending on their individual circumstances.

      United Kingdom Corporation Tax Payers

      In general, holders of Notes that are within the charge to United Kingdom corporation tax will be charged tax on returns on and fluctuations in value of the Notes as income broadly in accordance with their statutory accounting treatment. Such noteholders will generally be charged tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such noteholders' authorized accounting method, is applicable to that period.

      Other United Kingdom Tax Payers

      Taxation of Chargeable Gains. A disposal by, or redemption of a Note held by, a noteholder who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the Notes for the purposes of such trade, profession or vocation, or such branch or agency, may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains (Capital Gains Tax). To the extent it is subject to United Kingdom income tax, a gain will not be subject to taxation on chargeable gains.

      Accrued Income Scheme. Under rules known as the Accrued Income Scheme, a disposal by a noteholder who is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the notes are attributable, may result in any interest which has accrued since the last interest payment date (or where no interest payment date has occurred, the issue of the Notes) being chargeable to tax as income.

      Stamp Duty and SDRT

      No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue or transfer by delivery of the Global Notes. Transfers of Book-Entry Interests and interests therein should not attract United Kingdom stamp duty or stamp duty reserve tax.

      Proposed European Union Withholding Tax Directive

      The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important considerations being met, it proposed that member states of the European Union will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state, subject to the right of other member states to opt instead for a withholding system for a transitional period in relation to such payments. Holders of notes should consult their own tax advisers regarding the potential adoption and application of this directive or any similar directive.

Noteholders who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions should seek independent advice.

F. Dividends and paying agents

      Not applicable


G. Statement by experts

      Not applicable

H. Documents on display

      We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the Commission at 1-800-732-0330 for further information on the public reference rooms. In addition, certain filings have been made through the SEC's EDGAR system electronically, and are available to the public over the Internet at the Commission's web site at http://www.sec.gov.


Item 11: Quantitative and Qualitative Disclosures about Market Risk

      Interest Rate Risks. Interest rate management is performed by our central treasury function which manages cash and reduces risk through the use of financial instruments. We borrow in U.S. dollars and pounds sterling at variable rates and are subject to fluctuations in interest rates on our borrowings and surplus cash. Our banking agreement required us to hedge at least 75% of borrowings against future movements in interest rates until November 2002, which we effected by using derivatives, such as interest rate swaps and collars where appropriate. We do not use derivatives for speculative purposes. Since this requirement expired in November 2002, we have not yet fixed our future interest rate requirements. We monitor interest rate trends and will likely fix future interest rates during 2003.

      At 31 December, 2002 we did not have any fixed rate liabilities denominated in pound sterling. Our U.S. dollar-denominated fixed rate liability was 11.875% with a weighted average life for which the rate is fixed at 6.4 years. Effective February 28, 2002 we agreed to an increase in the margin above LIBOR by 0.25% for each of our tranches of bank debt under our credit agreement.

      Currency Risks. We use derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. Foreign currency forward exchange contracts are used to offset changes in the fair value of certain assets and liabilities resulting from intercompany loans and transactions with third parties denominated in foreign currencies. It is our policy to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. All foreign currency forward exchange contracts are denominated in currencies of major industrial countries. All of the foreign currency forward exchange contracts entered into by us, although effective hedges from an economic perspective, have not been designated as hedges for accounting purposes.

Sensitivity Analysis

      Management estimates that a 10% change in the value of the U.S. dollar against the pound sterling would cause a (pound)3.1 million change in our income from operations offset by a (pound)2.9 million change in our interest expense based on operations comparable to the year ended December 31, 2002.

Debt instruments

The following table details the gross debt owed by the Company at December 31, 2002, by maturity date.


--------------------------------------------------------------------------------------------------------------------
                                      TOTAL GROSS BORROWINGS BY MATURITY DATE
--------------------------------------------------------------------------------------------------------------------
                                                        (pound) M
--------------------------------------------------------------------------------------------------------------------
             Tranche    Tranche    Tranche    Tranche     Tranche     Total Bank     Senior            Total
Year           A          B          C           D           E          Loans        Notes           Borrowings
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2003      (pound)22.4   (pound).5  (pound).5 (pound)28.1          -   (pound)51.5              -        (pound)51.5
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2004             28.0          .5         .5           -          -          29.0              -               29.0
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2005             27.2          .5         .5           -          -          28.2              -               28.2
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2006             16.3        49.5         .5            (pound)18.7          85.0              -               85.0
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2007                -           -       49.0                   18.7          67.7              -               67.7
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2008                -           -          -           -          -             -              -                  -
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
2009                -           -          -           -          -             -   (pound)139.8              139.8
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------

---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------
Total     (pound)93.9 (pound)51.0(pound)51.0 (pound)28.1(pound)37.4  (pound)261.4   (pound)139.8       (pound)401.2
---------- ----------- ----------- ---------- ----------- ---------- ------------- -------------- ------------------


Interest rates are disclosed in 'Note 14 Borrowings' on page F22.

Foreign currency hedging arrangements

      The operations of the Company are conducted by entities in many countries, and accordingly, the results of operations of the Company are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is measured and recorded in the relevant local currency and then translated into pounds sterling for inclusion in the consolidated financial statements. The entities translate the balance sheets of the respective non-pound sterling denominated operations into pound sterling at the prevailing exchange rates on the balance sheet date. Income and cash flow statements are translated at the average exchange rate for the period.

      Approximately 72% (2001-72%) of the Company's sales are denominated in United States dollars, with another 19% (2001-20%) denominated in pounds sterling, and approximately 9% (2001-8%) in Canadian dollars.

      The Company generally attempts to hedge its currency translation risk by financing its investments in overseas operations through borrowings denominated in local currencies.

      The Company has several forward foreign exchange contracts held for hedging operating cash flows in U.S. dollars.

Item 12: Description of Securities Other than Equity Securities

Not applicable.

                                    Part II


Item 13: Defaults, Dividend Arrearages and Delinquencies

None


Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None


Item 15:  Controls and Procedures

      David W. Shaw, our chief executive officer and David E. Unruh, our chief financial officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-14(c ) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

      There were not significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.


Item 16: Reserved for Future Use by SEC

                                   Part III

Item 17: Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.


Item 18: Financial Statements

See pages F-1 though F-46, incorporated herein by reference.


Item 19: Exhibits

Documents filed as exhibits to this registration statement:

1.1*     Articles of Association of the Company.

2.1* Indenture, dated as of May 13, 2000, between the Company and The Bank of New York, as trustee, in respect of the 11-7/8% Senior Notes due 2009.

2.2* Notes Depositary Agreement, dated as of May 13, 2000, between the Company and The Bank of New York Trust Company (Cayman) Limited.

3.1* Investment Agreement relating to Dunlop Standard Aerospace Group Limited, dated July 31, 1998, between The Managers, the Investors, Dunlop Standard Aerospace Group Limited and Doughty Hanson & Co. Managers Limited.

4.1* Credit Agreement, dated July 31, 1998, between Dunlop Standard Aerospace Group Limited and others as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.2 Supplemental Credit Agreement, dated September 28, 1998, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.3 Supplemental Credit Agreement, dated May 7, 1999, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.4 Supplemental Credit Agreement, dated February 15, 2002, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.5 Supplemental Credit Agreement, dated January 17, 2003, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

8.1      Included in Item 4.C of this Annual Report

99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

* - Incorporated by reference from our Registration Statement on Form F-4 (File No. 333-10886)


                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS PLC.


By:  /s/ DAVID E. UNRUH                    By:  /s/ DAVID W. SHAW
     ------------------------                   --------------------------
     Name:   D. E. Unruh                        Name:  D. W. Shaw
     Title:  Director                           Title: Director
Dated:   June 30, 2003                     Dated:  June 30, 2003

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Unruh, certify that:

1. I have reviewed this annual report on Form 20-F of Dunlop Standard Aerospace Holding plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:   June 30, 2003                      By:  /s/ DAVID E. UNRUH
                                                -----------------------------
                                                     David E. Unruh
                                                Chief Financial Officer

CERTIFICATION PURSUANT TO SECTIO 302 OF THE SARBANES-OXLEY ACT OF 2002 I, David Shaw, certify that:

1. I have reviewed this annual report on Form 20-F of Dunlop Standard Aerospace Holding plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:   June 30, 2003                      By:  /s/ DAVID W. SHAW
                                                ------------------------------
                                                        David W. Shaw
                                                  Chief Executive Officer

                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Dunlop Standard Aerospace Holdings plc (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), David W. Shaw, as Chief Executive Officer of the Company, and David E. Unruh, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ DAVID W. SHAW
-------------------------------
Name:  David W. Shaw
Title: Chief Executive Officer
Date:  June 30, 2003


/s/ DAVID E. UNRUH
-------------------------------
Name:  David E. Unruh
Title: Chief Financial Officer
Date:  June 30, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.