Form 20-F/A
period 2002-12-31
DUNLOP STANDARD AEROSPACE HOLDINGS PLC
filed 2003-07-03
CIK 1095803

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  FORM 20-F/A

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

               Yes X                              No

Indicate by check mark which financial statement item the registrant has elected to follow:

               Item 17_                           Item 18 X

This amended annual report on Form 20-F/A dated July 3, 2003 is being filed to:

(1) add the financial statements incorporated by reference and attached hereto on pages F-1 through F-46 which were inadvertently omitted from our Annual Report on Form 20-F filed on June 30, 2003; and

(2) attach exhibits 4.2, 4.3, 4.4, 4.5 and 99.1 which were inadvertently omitted from our Annual Report on Form 20-F filed on June 30, 2003.

Other than the foregoing items, no part of our Annual Report on Form 20-F filed on June 30, 2003 is being amended.


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

DUNLOP STANDARD AEROSPACE HOLDINGS PLC.


By:  /s/ DAVID E. UNRUH                    By:  /s/ DAVID W. SHAW
     ------------------------                   --------------------------
     Name:   D. E. Unruh                        Name:  D. W. Shaw
     Title:  Director                           Title: Director
Dated:  July 3, 2003                       Dated:  July 3, 2003

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


Date:   July 3, 2003                       By:  /s/ DAVID E. UNRUH
                                                -----------------------------
                                                     David E. Unruh
                                                Chief Financial Officer

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



Date:   July 3, 2003                       By:  /s/ DAVID W. SHAW
                                                ------------------------------
                                                        David W. Shaw
                                                  Chief Executive Officer





                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent  Auditors..............................................................................    F-2
Consolidated Profit and Loss Accounts for the years ended 31 December 2000, 2001 and 2002 ...................    F-3
Consolidated Statements of Total Recognized Gains and Losses for the years ended 31 December 2000, 2001 and
   2002......................................................................................................    F-4
Reconciliations of Movements in Shareholders' Funds for the years ended 31 December 2000, 2001 and 2002......    F-4
Consolidated Balance Sheets as at 31 December 2001 and 2002..................................................    F-5
Consolidated Cash Flow Statements for the years ended 31 December 2000, 2001 and 2002 .......................    F-5
Notes to the Consolidated Financial Statements...............................................................    F-6

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors of Dunlop Standard Aerospace Holdings plc.

     In our opinion, the accompanying consolidated balance sheets and the related profit and loss accounts, statements of total recognized gains and losses, reconciliations of movements in shareholders' funds, and cash flow statements present fairly, in all materials respects, the financial position of Dunlop Standard Aerospace Holdings plc (the "Group") and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit expressed in pounds sterling for each of the three years in the period ended December 31, 2002, and the determination of consolidated shareholders' funds and consolidated financial position, also expressed in pounds sterling, at December 31, 2002 and 2001 to the extent summarized in Note 25 to these financial statements.


         As discussed in Note 2 to the consolidated financial statements, the Group changed its method of accounting for deferred taxes in 2002 in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at and for the years ended December 31, 2001 and 2000.


PricewaterhouseCoopers LLP
Castle Donington, East Midlands
June 27, 2003

                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                  Year ended       Year ended       Year ended
                                                                  31 December      31 December      31 December
                                                                     2000             2001             2002
                                                                ---------------  ---------------  ---------------
                                                                 (pound)'000      (pound)'000      (pound)'000
                                                                 (restated)       (restated)

Sales (note 3) ..........................................         384,114           444,904           451,848
Operating costs less other operating income
        -normal (notes 3 and 4) .........................        (314,880)         (369,248)         (382,957)
        -exceptional (notes 3 and 4) ....................            --                --              (3,778)
                                                                 --------          --------          --------

Operating profit ........................................          69,234            75,656            65,113

Finance costs (note 5) ..................................         (40,685)          (41,930)          (43,235)
                                                                 --------          --------          --------

Profit on ordinary activities before taxation
   (note 4) .............................................          28,549            33,726            21,878

Taxation (note 6) .......................................         (10,018)          (11,797)          (13,252)
                                                                 --------          --------          --------



Profit for the financial period (note 16) ...............          16,752            20,474            11,860
                                                                 ========          ========          ========

The accompanying notes are an integral part of these consolidated financial statements.











                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES




                                                       Year ended 31      Year ended          Year ended
                                                       December 2000    31 December 2001   31 December 2002
                                                       -------------    ----------------   ----------------
                                                        (pound)'000       (pound)'000        (pound)'000
                                                         (restated)       (restated)

Profit for the financial period ...................    16,752                 20,474             11,860

Foreign exchange adjustments ......................     2,424                     62             (1,629)
                                                      -------                -------            -------
Total recognized gains and losses .................    19,176                 20,536             10,231

Prior year adjustment .............................    (1,242)

Total recognized gains and losses since last annual
report ............................................                                               8,989
                                                                                                =======




               RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                           Year ended    Year ended        Year Ended-
                                                           31 December   31 December       31 December
                                                              2000          2001              2002
                                                          -------------  --------------  -------------
                                                          (pound)'000     (pound)'000     (pound)'000
                                                           (restated)      (restated)
Profit for the financial period ........................     16,752          20,474          11,860
Foreign exchange adjustments ...........................      2,424              62          (1,629)
                                                           --------        --------        --------
Net change in shareholders' funds ......................     19,176          20,536          10,231
                                                           --------        --------        --------
Equity Shareholders' funds-beginning of period .........    175,776         194,952         215,488
                                                           --------        --------        --------
Equity Shareholders' funds-end of period ...............    194,952         215,488         225,719
                                                           ========        ========        ========






The accompanying notes are an integral part of these consolidated financial statements.













                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                           CONSOLIDATED BALANCE SHEETS




                                                                              At 31 December        At 31 December
                                                                                   2001                  2002
                                                                             -----------------     -----------------
                                                                               (pound)'000           (pound)'000
                                                                                (restated)
Fixed assets
Intangible fixed assets (note 8) ...........................................        355,706              341,945
Tangible fixed assets (note 9) .............................................        174,697              178,643
                                                                                   --------             --------
                                                                                    530,403              520,588
Current assets
Inventories (note 10) ......................................................         68,496               69,352
Debtors (note 11) ..........................................................        125,273              130,279
Cash at bank and in hand (note 23) .........................................         40,598               33,585
                                                                                   --------             --------
                                                                                    234,367              233,216
Creditors-- Amounts falling due within one year (note 12) ..................       (146,447)            (152,948)


Net current assets .........................................................         87,920               80,268

Total assets less current liabilities ......................................        618,323              600,856

Creditors-- Amounts falling due after more than one year (note 13) .........       (384,087)            (352,522)

Provisions for liabilities and charges (note 15) ...........................        (18,748)             (22,615)

                                                                                    215,488              225,719
                                                                                   --------             --------

Share capital and reserves
Called up share capital (note 16) ..........................................        160,000              160,000
Profit and loss account (note 16) ..........................................         55,488               65,719


Total equity shareholders' funds ...........................................        215,488              225,719
                                                                                   ========             ========








The accompanying notes are an integral part of these consolidated financial statements.




                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                        CONSOLIDATED CASH FLOW STATEMENTS


                                                                  Year ended         Year ended         Year ended
                                                                  31 December            31                 31
                                                                     2000             December           December
                                                                                        2001               2002
                                                                 -------------      ------------       ------------
                                                                 (pound)'000       (pound)'000          (pound)'000
Net cash inflow from operating activities
   (note 22) ................................................        81,268             80,632             62,723
                                                                    -------            -------            -------
Returns on investments and servicing of finance
Interest paid (net of received) .............................       (37,138)           (40,265)           (43,282)
Finance lease interest paid .................................           (39)               (12)              --
                                                                    -------            -------            -------
Net cash (outflow) from returns on investments and
   servicing of finance .....................................       (37,177)           (40,277)           (43,282)
                                                                    -------            -------            -------
Taxation
Tax paid ....................................................       (11,225)            (8,927)            (7,724)
                                                                    -------            -------            -------
                                                                    (11,225)            (8,927)            (7,724)

Capital expenditure
(Payments) to acquire tangible fixed assets .................       (22,738)           (28,513)           (33,537)
Proceeds from sale of tangible fixed assets .................           835              1,909              4,183
Development costs and licensing and OEM authorization
   fees .....................................................        (4,575)            (9,319)            (2,268)
                                                                    -------            -------            -------
Net cash (outflow) from capital expenditure .................       (26,478)           (35,923)           (31,622)
                                                                    -------            -------            -------

Net cash (Inflow/outflow) before use of liquid resources and
   financing ................................................         6,388             (4,495)           (19,905)
                                                                    -------            -------            -------


Management of liquid resources
Short term bank deposits ....................................          --              (11,381)              --
                                                                    -------            -------            -------
                                                                       --              (11,381)              --


Financing
Issue of equity shares ......................................          --                 --                 --
Bank loans (repaid)/drawn (note 23) .........................       (15,525)             8,760              8,294
Capital element of finance lease repayments (note 23) .......          --                 --                 --
                                                                       (209)              (352)              --
                                                                    -------            -------            -------
Net cash (outflow)/inflow from financing ....................       (15,734)             8,408              8,294
                                                                    -------            -------            -------
 (Decrease) in cash (note 23) ...............................        (9,346)            (7,468)           (11,611)
                                                                    =======            =======            =======



The accompanying notes are an integral part of these consolidated financial statements.
                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.    Nature of Operations

     Dunlop Standard Aerospace Holdings plc (the ``Group'') is primarily involved in the design and manufacture of component parts for the aerospace and defense industry together with the service and accessory maintenance of gas turbine engines. Prior to 30 September 1998 the Group represented a combination of several subsidiaries and divisions of BTR plc and was not a separate legal entity. On 1 October 1998, these subsidiaries and divisions were acquired by the Group, a newly formed holding company owned 100% by Dunlop Standard Aerospace Group Limited. The acquisition was effected through an intermediate holding company Dunlop Standard Aerospace (UK) Limited, a private limited company incorporated in England and Wales.

     As at 31 December 2002 the subsidiaries of Dunlop Standard Aerospace Holdings plc were as follows:

Name                                                                       Country of           Percentage of
                                                                         Incorporation/           Ownership
                                                                          Registration
Intermediate Holding and Management Services Companies
Dunlop Standard Aerospace (UK) Limited                                        England & Wales        100%
Dunlop Standard Aerospace Overseas Investments Limited                        England & Wales        100%
Dunlop Limited                                                                England & Wales        100%
Dunlop Holdings Limited                                                       England & Wales        100%
Dunlop Standard Aerospace Overseas Limited                                    England & Wales        100%
Dunlop Standard Aerospace (US) Inc.                                  United States of America        100%
Dunlop Standard Aerospace (US) Legal, Inc.                           United States of America        100%
Dunlop Standard Aerospace (Nederland) BV                                          Netherlands        100%
Dunlop Standard Aerospace Trustee Limited                                     England & Wales        100%

Design and Manufacturing
Dunlop Aerospace Limited                                                      England & Wales        100%
Dunlop Aviation North America Inc.                                   United States of America        100%
Stewart Warner South Wind Corporation                                United States of America        100%
Dunlop Aviation Canada Inc.                                                            Canada        100%
Dunlop Aviation (SE Asia) Pte Limited                                               Singapore        100%
Dunlop Aviation Services S.A.                                                         Belgium        100%

Engine Repair and Overhaul
Standard Aero, Inc.                                                  United States of America        100%
Standard Aero (San Antonio) Inc.                                     United States of America        100%
Standard Aero (Alliance) Inc.                                        United States of America        100%
Standard Aero de Mexico S.A. de C.V.                                                   Mexico        100%
Standard Aero Limited                                                                  Canada        100%
Standard Aero (Australia) Pty Limited                                               Australia        100%
Standard Aerospace BV                                                             Netherlands        100%
Standard Aero BV                                                                  Netherlands        100%
Standard Aero (Asia) Pte Limited                                                    Singapore        100%
Dunlop Aerospace Parts Inc.                                          United States of America        100%

Dormant
Serck Aviation Limited                                                        England & Wales        100%
Standard Aero International Pty Limited                                             Australia        100%
Not FM Canada Inc                                                                      Canada        100%


2.   Accounting Policies

     The financial statements of the Group are prepared under the historical cost convention, and have been prepared in accordance with applicable United Kingdom generally accepted accounting principles ("U.K." GAAP). The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied. FRS 19 `Deferred Tax' has been adopted in the current year as set out below in notes 6 and 15. The transitional arrangements of FRS 17 `Retirement Benefits' have been adopted which require additional disclosures in respect of retirement benefits, as set out in note 18. Where changes in presentation have been made, comparisons are adjusted accordingly.


     Basis of preparation

     The consolidated financial statements comprise the financial statements of the Company and all its subsidiary undertakings. The financial statements of all subsidiaries are made up to the same date as those of the Company and are prepared in accordance with group accounting policies. All material intra-group balances and transactions have been eliminated in the consolidation. These financial statements do not represent the statutory accounts of the Group within the meaning of the Companies Act 1985 but have been prepared in accordance with U.K. GAAP.


     Accounting estimates

     The preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, estimates are used when determining appropriate amounts for certain items such as long-term contracts, allowance for obsolete and slow moving inventories, allowance for doubtful accounts, depreciation, amortization, employee benefit plans, taxes, reorganization charges and contingencies.


     Goodwill arising on acquisitions

     Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalized. Goodwill is amortized over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. Goodwill being amortized over a period exceeding 20 years, or where not amortized at all as is the case at 31 December 2002 and 31 December 2001, is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the Group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company.


     Revenue recognition policies

         Revenues in the design and manufacturing segment represent the invoiced value of goods supplied to external customers. Revenue is recognised when the earnings process is complete which occurs when the products are shipped to the customer, title and risk of loss have been transferred, collection is probable, and pricing is fixed and determinable.

     Revenues in the engine repair and overhaul segment are recorded on a percentage of completion basis of accounting by relating costs incurred to date with total estimated costs of the maintenance work order at completion. Costs incurred include both direct and indirect costs. Contract losses are recognised in their entirety in the period the loss becomes known, without regard to the percentage of completion.

     On contracts with customers where maintenance income is earned on the basis of time incurred (i.e., on the number of hours flown), income is recognised only when the maintenance event takes place. Amounts received from customers in excess of maintenance work completed are included as a liability within our balance sheet. Typically on each contract's expiration the difference between revenue recorded and amounts received from the customer is remitted or invoiced as part of the final invoice.

     Warranty provisions

      Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date. The amounts provided are calculated using a best estimate, based on past experience, of the cost of making good products sold under warranty, which are subject to a claim or a known problem.


     Inventories

      Inventories and work in progress are valued using the first-in first-out ("FIFO") principle at the lower of cost or net realizable value. Cost comprises the actual cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Provision is made for obsolete and slow moving items (principally formulae driven based on usage or activity levels) and for unrealized profits on items of intra-group manufacture.


      Deferred costs, licences and OEM authorization fees

      Deferred costs comprise costs associated with Original Equipment Manufacturers ("OEM"), including OEM licensing and authorization fees necessarily incurred in obtaining principal supplier status and the provision of initial manufactured parts onto new aircraft. Deferred costs are amortized over the periods expected to benefit from receiving the status of "principal supplier", generally over terms ranging from 3 to 10 years, except OEM licensing fees which are amortized over the license periods ranging from 5 to 25 years.


      Deferred costs are reviewed annually for impairment.

      Deferred costs for 'initial manufactured parts provided' are included within debtors. Deferred licensing and OEM authorization fees are included within intangible fixed assets.


      Tangible fixed assets and depreciation

      Capital additions are recorded at their purchased cost and do not include the capitalization of any purchase related interest expense. Capital assets, other than freehold land, are depreciated on a straight-line basis over the following estimated useful lives:


Buildings                                           20-50 years
Leasehold improvements                              Over shorter of the remaining useful life
                                                    or unexpired term of the lease
Within plant and machinery:
     Plant and machinery                            13 years
     Fork lift trucks                               3 - 7 years
     Moulds and tools                               3 - 20 years
     Rental engines                                 Based on hours of use
     Office equipment                               5 years
     Furniture and fixtures                         5 years
     Computer hardware and software                 3 - 5 years
     Motor vehicles                                 4 years


      Research and development


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


      Pension costs

      The Group contributes to a number of defined benefit and defined contribution pension schemes including, in the United States, 401k plans. The most significant pension arrangement is the Dunlop Aerospace Limited U.K. Pension Scheme in the UK, which is a funded and defined benefit in nature providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the Group, in an independently administered fund.

      The contributions related to the expected costs of providing pensions under the defined benefit schemes are charged to the profit and loss account so as to spread the costs of pensions over the service lives of the participating employees with the Group. The regular cost is attributed to individual years using the projected unit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortized over the average expected working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. The defined benefit pension charge is determined by a qualified actuary.

      Pension contributions to the defined contribution pension schemes are charged to the profit and loss account as incurred.


      Foreign currency translation

      Profits and losses from overseas businesses are translated into pounds sterling at average rates of exchange during the period. The re-translation of the retained earnings of overseas operations to period end rates is dealt with as a movement in reserves and is included in the Statement of Total Recognized Gains and Losses.

      Currency differences arising from the translation at period end rates of the net investment in overseas businesses are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments. These gains and losses are also included in the Statement of Total Recognized Gains and Losses.

      Assets and liabilities in foreign currency, which are to be settled at a contracted rate, are translated at the appropriate contract rate. All other assets and liabilities in foreign currency are translated at the period end rate. Exchange differences arising are taken to the profit and loss account.

      All other exchange differences are included in the profit and loss account for the period.

Liquid resources

      Liquid resources comprise short-term deposits of less than one year and investments which are readily realizable and held on a short-term basis.

For the purposes of the cash flow statement cash includes cash in hand and deposits repayable on demand (defined as those which can be withdrawn at any time without notice and without penalty or of a maturity or period of notice of not more than 24 hours).

     Grants

     Capital grants are treated as deferred income and released to the profit and loss account over the life of the asset to which they relate. The unamortized portions of such grants are included within accruals and deferred income. Revenue grants are credited to operating profit in the same period in which the expenditure to which they relate is charged.

     Leases

     Assets held under finance leases are capitalized as tangible fixed assets and depreciated over the shorter of the lease term or the appropriate useful economic life if owned outright. Interest is charged to the profit and loss account over the primary period of the lease using a constant rate of charge. Operating lease rentals are charged to the profit and loss account as incurred.

     Deferred taxation

      Previously deferred taxation was provided on the liability method on all timing differences to the extent that it was probable that a liability would crystallise, calculated at the rate at which it was estimated that tax would be payable. Deferred tax assets were not recognised.

The company has now adopted Financial Reporting Standard 19 `Deferred tax' such that deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

The effect of the change in accounting policy to adopt FRS 19 was to increase tax on profit on ordinary activities by (pound)1,404,000 (2001: (pound)247,000, 2000: (pound)564,000) and to decrease profit for the financial year by (pound)1,404,000 (2001: (pound)280,000, 2000: (pound)593,000). The adjustments to opening reserves are shown in note 19.


     Share option awards

     Share options have been awarded to employees of the Group. The difference between the market value of the option on the date of the grant of rights to shares and the cost to the employee is charged to the profit and loss account over the period from the date of award to the date at which the employee becomes unconditionally entitled to the shares.

     Capital instruments

     Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognized in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate of charge based on the carrying amount.

     The Group participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

     Derivative instruments

     Derivative instruments are taken out to hedge against interest rate exposure. The cash flows arising from payments or receipts relating to such instruments are accounted for as incurred. Derivative instruments are marked to market for disclosure purposes only; such amounts are not reflected in the balance sheet.


3.    Segmental Analysis

     The Group reports the results of its business divisions in two segments, Engine Repair & Overhaul and Design and Manufacturing. The Engine Repair & Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, air/oil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.


     Sales

                                               Year ended        Year ended         Year ended
                                              31 December        31 December       31 December
                                                  2000              2001               2002
                                              -----------        -----------       -----------
                                              (pound)'000        (pound)'000       (pound)'000
Design and Manufacturing.................       140,709            153,177           131,314
Engine Repair & Overhaul.................       243,405            291,727           320,534
                                              -----------          ---------        ----------
                                                384,114            444,904           451,848



     Operating Costs Less Other Operating Income

                                               Year ended        Year ended        Year ended
                                              31 December       31 December        31 December
                                                  2000              2001              2002
                                              -----------        -----------       -----------
                                              (pound)'000        (pound)'000       (pound)'000
Design and Manufacturing.................       (92,573)         (100,305)          (93,878)
Engine Repair & Overhaul.................      (222,307)         (268,943)          (289,079)
                                              -----------        ---------        ----------
                                               (314,880)          (369,248)          (382,957)
                                              ===========         =========          =========



     Operating Profit (pre-exceptional item)

                                               Year ended        Year ended        Year ended
                                              31 December       31 December        31 December
                                                  2000              2001              2002
                                              -----------        -----------       -----------
                                              (pound)'000       (pound)'000        (pound)'000
                                               (restated)        (restated)
Design and Manufacturing...............          48,136            52,872            37,436
Engine Repair & Overhaul...............          21,098            22,784            31,455
                                              -----------          ---------        ----------
                                                 69,234            75,656            68,891
                                              ===========          =========         =========


     Supplementary segment disclosures in respect of sales:

                                                               Sales by Origin
                                               Year ended        Year ended        Year ended
                                              31 December       31 December        31 December
                                                  2000              2001              2002
                                              -----------        -----------       -----------
                                              (pound)'000       (pound)'000        (pound)'000
                                               (restated)        (restated)

United Kingdom.........................               112,896         115,554            97,748
Other Europe...........................                41,343          44,823            47,586
USA....................................                99,491         165,760           170,326
Canada.................................               116,543         102,597           116,709
Rest of the World......................                13,841          16,170            19,479
                                                     --------         -------           -------
                                                      384,114         444,904           451,848
                                                     ========         =======           =======


                                               Year ended        Year ended        Year ended
                                              31 December       31 December        31 December
                                                  2000              2001              2002
                                              -----------        -----------       -----------
                                              (pound)'000       (pound)'000       (pound)'000
United Kingdom.........................            58,265          58,411            55,225
Other Europe...........................            54,426          55,949            54,315
USA....................................           184,605         248,299           250,595
Canada.................................            46,347          45,309            45,884
Rest of the World......................            40,471          36,936            45,829
                                                  -------         -------           -------
                                                  384,114         444,904           451,848
                                                  =======         =======           =======


     The Company has two customers, Rolls Royce plc, and Lockheed Martin/Kelly USA that, individually are more than 10% but less than 20% of sales. Sales made to Rolls Royce plc group of companies were as follows: year ended 31 December 2000:(pound)49.8 million; year ended 31 December 2001:(pound)80.2 million and year ended 31 December 2002:(pound)81.8 million. Sales made to Lockheed Martin/Kelly USA were as follows: year ended 31 December 2000:(pound)61.8 million; year ended 31 December 2001:(pound)55.7 million and year ended 31 December 2002: (pound)66.6 million. In the year ended 31 December 2002, sales made to the United States Government of(pound)71.8 million also exceeded 15% of total sales (31 December 2001:(pound)62.2). This includes sales to the U.S. military and other non-military organizations such as the U.S. Coast Guard and sales through the Lockheed Martin/Kelly USA contract.

     Supplementary segment disclosures in respect of other operating costs less other operating income:

                                                           Design and Manufacturing
                                                 Year ended        Year ended       Year ended
                                                 31 December       31 December     31 December
                                                    2000              2001             2002
                                                 -----------       -----------     ------------
                                               (pound)'000       (pound)'000      (pound)'000
                                               (restated)        (restated)
Cost of goods sold .......................      66,970               75,447           66,332
Selling general and administrative .......      24,255               25,495           27,369
 expenses
Provision for doubtful debts .............          62                   94               58
Research and development expenditure .....        (752)                (748)             173
Other operating items, net ...............       2,038                   17              (54)
                                              --------             --------         --------
                                                92,573              100,305           93,878
                                              ========             ========         ========


                                                           Engine Repair & Overhaul
                                                 Year ended        Year ended       Year ended
                                                 31 December       31 December     31 December
                                                    2000              2001             2002
                                               (pound)'000       (pound)'000      (pound)'000
                                              -----------------  ---------------  --------------
                                               (restated)         (restated)
Cost of goods sold..........................          192,730        238,986            260,267
Selling general and administrative                     28,685         30,112             29,218
 expenses...................................
Provision for doubtful debts................              (34)          --                  11
Research and development expenditure........             (409)          (171)              (320)
Other operating items, net..................            1,335             16              (97)
                                                      -------        -------            -------
                                                      222,307        268,943            289,079
                                                      =======        =======            =======



     Supplementary segment disclosures in respect of the balance sheet information:

                                                                                        Operating Net Assets
                                                                                    31 December      31 December
                                                                                       2001              2002
                                                                                  ---------------  ----------------
                                                                                   (pound)'000       (pound)'000
                                                                                    (restated)
Design and Manufacturing......................................................         134,638          137,129
Engine Repair & Overhaul......................................................         173,302          189,979
                                                                                       307,940          327,108
Unallocated net liabilities...................................................          (6,569)          (9,307)
Goodwill......................................................................         325,097          313,856
Taxation......................................................................         (26,083)         (28,042)
Net debt......................................................................        (384,897)        (377,896)
                                                                                      --------         --------
Net assets....................................................................         215,488          225,719
                                                                                       =======          =======


       Unallocated net liabilities principally relate to accrued interest and accrued head office expenses.

                                                        Engine Repair & Overhaul       Design and Manufacturing
                                                        ------------------------       ------------------------
                                                      31 December     31 December     31 December     31 December
                                                         2001            2002             2001            2002
                                                     --------------  --------------  --------------  --------------
                                                      (pound)'000     (pound)'000     (pound)'000     (pound)'000
Long-lived assets by location
     United Kingdom ........................            --                 --            73,826           75,185
     Other Europe ..........................          15,710             14,043            --               --
     USA ...................................          27,477             23,708           4,573            4,389
     Canada ................................          50,003             58,761            --               --
     Rest of the World .....................           2,960              2,416             148              139
                                                      ------             ------          ------           ------
                                                      96,150             98,928          78,547           79,713
                                                      ======             ======          ======           ======

Capital expenditure in the year ended 31 December 2002 was (pound)25.6 million in Engine Repair & Overhaul (year ended 31 December 2001: (pound)21.4 million) and (pound)7.9 million in Design and Manufacturing (year ended 31 December 2001:
(pound)7.1 million).



4    Operating Costs Less Other Operating Income

     Operating costs less other operating income may be analyzed as follows:

                                                       Year ended      Year ended      Year ended
                                                       31 December     31 December     31 December
                                                          2000           2001              2002
                                                        ----------     -----------     ------------
                                                      (pound)'000     (pound)'000     (pound)'000
                                                      (restated)       (restated)

Changes in inventories of finished goods
and work in progress............................              4,305           2,817         (1,895)
Raw materials and consumables...................            162,501         195,626         212,721
Employee costs..................................             96,994         109,058         115,245
Depreciation and amortization...................             13,757          18,486          19,241
Other operating charges less other operating income         37,323           43,261          37,645
                                                            ------           ------          ------
                                                            314,880         369,248         382,957
                                                            =======         =======         =======


     Profit on ordinary activities before taxation is stated after charging/(crediting):

                                                       Year ended      Year ended      Year ended
                                                       31 December     31 December     31 December
                                                          2000           2001              2002
                                                        ----------     -----------     ------------
                                                      (pound)'000     (pound)'000     (pound)'000
                                                      (restated)       (restated)

Depreciation ...................................          9,842           12,875           14,540
Amortization of development costs ..............          1,364            2,223            2,018
Amortization of deferred costs .................          2,075            2,643            1,622
Amortization of license and OEM fees ...........            476              745            1,061
Loss on sale of fixed assets ...................            179               79              469
Operating lease rentals - land and buildings ...          2,496            4,682            4,409
                        - plant and equipment ..            403              529            1,820
Capital grant release ..........................           --
                                                                            (264)            (290)
Foreign exchange differences ...................         (1,423)            (909)            (358)
Goodwill impairment charge .....................           --                199             --
Exceptional item - aborted IPO costs ...........           --               --              3,778


The total exceptional item charge of (pound)3,778,000 relates to costs incurred in relation to a proposed plan to seek a listing of the group's shares on the New York Stock Exchange.

5.        Finance Costs

                                                       Year ended      Year ended      Year ended
                                                       31 December     31 December     31 December
                                                          2000           2001              2002
                                                        ----------     -----------     ------------
                                                      (pound)'000     (pound)'000     (pound)'000
                                                      (restated)       (restated)

Interest payable on bank loans and
overdrafts net of interest received ...............      19,933            21,979            23,486
Interest payable on Senior Notes ..................      18,404            17,813            17,699
Finance lease interest ............................          39                12              --
Amortization of finance costs .....................       2,309             2,126             2,050
                                                         ------            ------            ------
                                                         40,685            41,930            43,235
                                                         ======            ======            ======



6.    Taxation

                                                        Year ended      Year ended      Year ended
                                                     ----------------  -------------  --------------
                                                       31 December      31 December    31 December
                                                           2000            2001            2002
                                                       (pound)'000     (pound)'000     (pound)'000
Analysis of the tax charge for the year:

United Kingdom:
Corporation tax at 30% (2001:30%, 2000:30%)                 (485)          5,036         (1,001)
Adjustments in respect of prior periods............         1,154            509              -
Double tax relief..................................            -              -               -
----------------------------------------------------------------------------------------------------
                                                              669          5,545         (1,001)
Foreign Tax:
Corporation taxes - current period.................        10,277          8,319           8,222
Adjustment in respect of prior periods.............         4,927          (467)           (662)
----------------------------------------------------------------------------------------------------
                                                           15,204          7,852           7,560

----------------------------------------------------------------------------------------------------

Total current tax...................................       15,873         13,397           6,559
----------------------------------------------------------------------------------------------------


Deferred taxation (note 15)
Origination and reversal of timing differences             (4,076)          (145)           3,459
----------------------------------------------------------------------------------------------------
Representing:
    United Kingdom..................................          640            946            (89)
    Foreign tax.....................................       (4,716)        (1,091)           3,548
----------------------------------------------------------------------------------------------------



Total deferred tax.................................        (4,076)          (145)           3,459

----------------------------------------------------------------------------------------------------

Tax on profit on ordinary activities...............        11,797         13,252          10,018
====================================================================================================


     Tax on recognised gains and losses not included in the profit and loss account:



                                                         Year ended        Year ended      Year ended
                                                         31 December      31 December      31 December
                                                            2000              2001            2002
                                                      -----------------  --------------  ---------------
                                                         (pound)'000      (pound)'000      (pound)'000

UK Corporation tax at 30% (2001:30%)...............
Current tax charge/(credit) on exchange movements
offset in reserves.................................         (2,321)           (127)              684
--------------------------------------------------------------------------------------------------------

                                                            (2,321)           (127)              684
========================================================================================================




     The tax for the period is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

                                                         Year ended        Year ended      Year ended
                                                         31 December      31 December      31 December
                                                            2000              2001            2002
                                                      -----------------  --------------  ---------------
                                                         (pound)'000      (pound)'000      (pound)'000

Profit on ordinary activities before tax...........            28,549        33,726         21,878
Profit on ordinary activities multiplied by
standard rate of corporation tax in the UK of 30%
(2001:30%,2000:30%)................................            10,118         6,563          8,565
Effects of:

Adjustment to tax in respect of prior period.......             6,081            42          (662)
Adjustment in respect of foreign tax rates.........             1,610         2,536          2,691
Expenses not deductible for tax purposes...........               652           671          1,192
Capital allowances in excess of depreciation.......                99        (1,526)          (572)
Other timing differences...........................              (340)        1,811         (2,874)
Losses.............................................              (794)         (255)           221
                                                      ---------------   --------------  ---------------
                                                               15,873         13,397          6,559
                                                      ===============   ==============  ===============


     The foreign tax rate adjustments reflect the fact that the majority of our taxable profits arise in North America where tax rates are significantly higher.



7.    Employee Share Option Plans and Share Incentive Schemes

          At 31 December 2001 and 31 December 2002 share options had been granted to employees (including directors) of the Group to subscribe for shares in the ultimate parent undertaking, Dunlop Standard Aerospace Group Limited, as detailed in the table below. In all cases the subscription price is (pound)1 per share. All of the options were granted on 1 October 1998 and no options have expired. The market value of the options at the date of grant was (pound)1, which was equivalent to the exercise price at that date. There was consequently no cost to the Group arising from the issue of the share options.

         On 28 September 2000 the share option agreements were modified to permit share options to be exercised at any time. As a result, 366,561 Ordinary share options and 25,507 'A' Ordinary share options were exercised.

         Details of changes in the number of share options for ordinary shares in the ultimate parent undertaking, Dunlop Standard Aerospace Group Limited, are as follows:


                                                       Options          Options          Options
                                                    outstanding at     Exercised      outstanding at
                                                      1 January       During the       31 December
                                                        2002             year             2002
                                                    --------------    -----------    ---------------
                                                       Number           Number           Number
Ordinary shares of 50 pence each .ce each.........      10,932            --              10,932
'A' Ordinary shares of 50 pence each pence each...     459,000        (101,000)          358,000
                                                    --------------    -----------    ---------------
                                                       469,932        (101,000)          368,932
                                                    ==============    ===========    ===============



8    Intangible Fixed Assets



                                                                           Licenses
                                                                           and OEM
                                                        Development      authorization
                                                           costs             fees           Goodwill         Total
                                                        -----------      -------------    -----------    ------------
Cost                                                    (pound)'000       (pound)'000     (pound)'000     (pound)'000
At 31 December 2000.................................       19,259           10,978          321,510         351,747
Exchange adjustments................................          102              326            3,786           4,214
Additions...........................................        1,749            7,570               --           9,319
Reclassifications and other adjustments.............         (922)                                             (922)
                                                        -----------      -------------    -----------    ------------
                                                                                --               --
At 31 December 2001.................................       20,188           18,874          325,296         364,358
                                                        ===========      =============    ===========    ============
Exchange adjustments................................         (421)          (1,885)         (11,241)        (13,547)
Additions...........................................        2,135              133               --           2,268
Reclassifications and other adjustments.............          (15)              --               --             (15)
                                                        -----------      -------------    -----------    ------------
At 31 December 2002.................................       21,887           17,122          314,055         353,064
                                                        ===========      =============    ===========    ============
Amortization
At 31 December 2000 ................................        3,304            2,058               --           5,362
Exchange adjustments................................           30               64               --              94
Charge for period...................................        2,223              745               --           2,968
Provision for impairment............................           --               --              199             199
Reclassifications and other adjustments.............           29               --               --              29
                                                        -----------      -------------    -----------    ------------
At 31 December 2001 ................................        5,586            2,867              199           8,652
                                                        ===========      =============    ===========    ============
Exchange adjustments................................         (239)            (357)              --            (596)
Charge for period...................................        2,018            1,061               --           3,079
Provision for impairment............................           --               --               --              --
Reclassifications and other adjustments.............          (16)              --               --             (16)
                                                        -----------      -------------    -----------    ------------
At 31 December 2002.................................        7,349            3,571              199          11,119
                                                        ===========      =============    ===========    ============


Net Book Amount

At 31 December 2000 ................................       15,955            8,920          321,510         346,385
                                                        ===========      =============    ===========    ============
At 31 December 2001...........................             14,602           16,007          325,097         355,706
                                                        ===========      =============    ===========    ============
At 31 December 2002.................................       14,538           13,551          313,856         341,945
                                                        ===========      =============    ===========    ============


The directors have considered the durability of goodwill arising on acquisition of the Group's businesses on 1 October 1998. Taking into account the significant investment costs of entering these businesses; the regulatory barriers imposed; the stability and long term prospects of the aerospace and defence industry; the long life span of individual models of aircraft for which the business has exclusive licences to repair and overhaul or for which it manufactures certain parts as sole or principal supplier; and the Group's strong reputation and technological leadership, the directors believe that this goodwill has an indefinite life and consequently amortisation is not being provided.

The non-amortisation of goodwill represents a departure from the Companies Act 1985, Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group's results, for the reasons outlined above. If the goodwill arising on the acquisition of the Group's businesses had been amortized over a period of 20 years, operating profit would have decreased by approximately (pound)16.1 million in 2002 (year ended 31 December 2001:
(pound)16.3 million and year ended 31 December 2000: (pound)16.0 million).



9.    Tangible Fixed Assets


                                                   Freehold     Short leasehold
                                                   land and         land and         Plant and
                                                  buildings        buildings         machinery          Total
                                                 -----------    ---------------     -----------      -----------
                                                 (pound)'000      (pound)'000       (pound)'000      (pound)'000
Cost
At 31 December 2000....................              50,130            2,359           121,121          173,610
Exchange adjustments...................                 611               72             2,416            3,099
Transfers..............................                (367)             367               526              526
Additions..............................               2,082              117            24,930           27,129
                                                 -----------    ---------------     -----------      -----------
Disposals..............................                 --               --             (2,318)          (2,318)
At 31 December 2001....................              52,456            2,915           146,675          202,046
                                                 ===========    ===============     ===========      ===========
Exchange adjustments...................              (2,503)            (269)          (10,306)         (13,078)
Transfers..............................                 443              136               860            1,439
Additions..............................               6,844               56            27,177           34,077
Disposals..............................                 --              (217)           (5,669)          (5,886)
                                                 -----------    ---------------     -----------      -----------
At 31 December 2002....................              57,240            2,621           158,737          218,598
                                                 ===========    ===============     ===========      ===========

Depreciation
At 31 December 2000....................               1,049              476            12,925           14,450
Exchange adjustments...................                  20               16               201              237
Transfers..............................                (121)             149               498              526
Charge for the period..................                 811              160            11,904           12,875
Disposals..............................                 --               --               (739)            (739)
                                                 -----------    ---------------     -----------      -----------
At 31 December 2001....................               1,759              801            24,789           27,349
                                                 ===========    ===============     ===========      ===========
Exchange adjustments...................                (123)             (86)           (1,930)          (2,139)
Transfers..............................                 (11)              17             1,433            1,439
Charge for the period..................                 880              167            13,493           14,540
Disposals..............................                 --               (98)           (1,136)         (1,234)
                                                 -----------    ---------------     -----------      -----------
At 31 December 2002....................               2,505              801            36,649           39,955
                                                 ===========    ===============     ===========      ===========
Net Book Amount

At 31 December 2000....................              49,081            1,883           108,196          159,160
                                                 ===========    ===============     ===========      ===========
At 31 December 2001....................              50,697            2,114           121,886          174,697
                                                 ===========    ===============     ===========      ===========
At 31 December 2002....................              54,735            1,820           122,088          178,643
                                                 ===========    ===============     ===========      ===========


     Plant and machinery at 31 December 2002 and 31 December 2001 includes no assets held under finance leases. At 31 December 2000, plant and machinery included leased assets that had a cost of (pound)786,000, and accumulated depreciation of (pound)281,000.

10   Inventories

                                                                               31 December         31 December
                                                                                   2001                2002
                                                                               -----------        ------------
                                                                               (pound)'000        (pound)'000
Raw materials and consumables...........................................           36,225            37,204
Work in progress........................................................           22,252            19,631
Finished goods..........................................................           10,019            12,517
                                                                               -----------        ------------
                                                                                   68,496            69,352
                                                                               ===========        ============


     Inventories are stated after provisions of(pound)8,457,000 (31 December 2001:(pound)8,591,000).

11.    Debtors


                                                                               31 December         31 December
                                                                                   2001                2002
                                                                               -----------         -----------
                                                                               (pound)'000         (pound)'000
Amounts due within one year
Trade debtors..........................................................             90,634              95,809
Other debtors..........................................................              9,681               5,612
Prepayments and accrued income.........................................              1,848               3,282
Deferred costs  - Initial manufactured parts provided..................              1,935               2,796
                                                                               -----------         -----------
                                                                                   104,098             107,499

Amounts due after more than one year
Other debtors..........................................................               --                   574
Deferred costs - initial manufactured parts provided...................             21,175              22,206
                                                                               -----------         -----------
                                                                                   125,273             130,279
                                                                               ===========         ===========


     Trade debtors at 31 December 2002 are stated after allowances for doubtful accounts of(pound)2,595,000 (31 December 2001: (pound)1,795,000).

     Trade debtors at 31 December 2002 includes unbilled revenue of (pound)41,395,000 (31 December 2001: (pound)32,964,000), which represents amounts earned and recognized in the period for which billings are issued in the following period.



12.   Creditors--Amounts falling due within one year

                                                                               31 December         31 December
                                                                                   2001                2002
                                                                               -----------         -----------
                                                                               (pound)'000         (pound)'000
Bank overdraft.........................................................               --                18,148
Bank loans (note 14)...................................................             54,394              49,762
Trade creditors........................................................             59,253              46,935
Other creditors........................................................              4,252               7,673
Amounts owed to parent undertaking ....................................                392               5,493
Taxation and social security...........................................              1,324               1,652
Corporation tax........................................................              8,871               7,837
Accruals and deferred income...........................................             17,823              15,389
Payments on account....................................................                138                  59
                                                                               -----------         -----------
                                                                                   146,447             152,948
                                                                               ===========         ===========


     The bank overdraft facilities are repayable on demand and are secured as part of the Ancilliary Facilities Agreement to the main banking facilities described in note 14. The available overdraft facilities at 31 December 2002 were (pound)5 million, and Cdn$14.1 million.


13.   Creditors--Amounts falling due after more than one year

                                                                               31 December         31 December
                                                                                   2001                2002
                                                                               -----------         -----------
                                                                               (pound)'000         (pound)'000
Accruals and deferred income...........................................             12,986               8,951
Senior Notes (note 14).................................................            151,290             136,479
Bank loans (note 14)...................................................            219,811             207,092
                                                                               -----------         -----------
                                                                                   384,087             352,522
                                                                               ===========         ===========


14.   Borrowings

The movement in gross borrowing obligations (ie- before deduction of deferred debt issue costs) is as follows:

                                                                                           Finance
                                                        Bank Loans      Senior Notes        Leases           Total
                                                       -----------      ------------     -----------      -----------
                                                       (pound)'000      (pound)'000      (pound)'000      (pound)'000

At 31 December 2000                                       267,084         150,000             338          417,422
Principal repayments - scheduled................          (10,240)            --             (352)         (10,592)
New loans drawn.................................           19,000             --              --            19,000
Exchange adjustments............................            4,403           5,172              14            9,589
                                                       -----------      ------------     -----------      -----------
At 31 December 2001.......................                280,247         155,172             --           435,419
                                                       ===========      ============     ===========      ===========
Principal repayments - scheduled................          (15,615)            --              --           (15,615)
New loans drawn.................................           23,909             --              --            23,909
Exchange adjustments............................          (27,086)        (15,420)            --           (42,506)
                                                       -----------      ------------     -----------      -----------
At 31 December 2002.......................                261,455         139,752             --           401,207
                                                       ===========      ============     ===========      ===========



     Total gross borrowings, excluding unsecured bank overdrafts, are repayable from the balance sheet date as follows:

                                                                     31 December 2002

                                                     Bank Loans       Senior Notes          Total
                                                    -----------       ------------       -----------
                                                    (pound)'000        (pound)'000       (pound)'000

Year one........................................       51,617               --               51,617
Year two........................................       29,063               --               29,063
Year three......................................       28,262               --               28,262
Year four.......................................       84,948               --               84,948
Year five.......................................       67,565               --               67,565
After five years................................         --               139,752           139,752
                                                    -----------       ------------       -----------
                                                      261,455             139,752           401,207
                                                    ===========       ============       ===========



Borrowings include the following variable                                           31 December        31 December
rate 31 December 31 December collateralized                                             2001               2002
bank loans repayable by:                                                            -----------        -----------
                                                   Currency     Interest rate       (pound)'000        (pound)'000
2006 (Tranche A)..............................        Sterling  LIBOR + 2.00%           128,960             93,920
2006 (Tranche B)..............................    U.S. dollars  LIBOR + 2.50%            57,827             51,017
2007 (Tranche C)..............................    U.S. dollars  LIBOR + 2.75%            57,820             51,022
2006 (Tranche D)..............................        Sterling  LIBOR + 2.00%            19,000             12,000
2006 (Tranche D)..............................    U.S. dollars  LIBOR + 2.00%              --               16,149
2007 (Tranche E)..............................    U.S. dollars  LIBOR + 2.75%            16,640             37,347
2009 (Senior Notes) ..........................    U.S. dollars        11.875%           155,172            139,752
                                                                                    -----------        -----------
Gross borrowings payable......................                                          435,419            401,207
Less debt issue costs to be amortized.........                                           (9,924)            (7,874)
                                                                                    -----------        -----------
Borrowings payable net of debt issue costs ...                                          425,495            393,333
                                                                                    ===========        ===========

Repayable within one year.....................                                           54,394             49,762
Repayable after more than one year............                                          371,101            343,571
                                                                                    -----------        -----------
                                                                                        425,495            393,333
                                                                                    ===========        ===========


     The above bank loans bear interest rates based on the London Interbank Offered Rate ("LIBOR"). These rates are fixed in advance normally for periods ranging from one to six months. The bank loans are secured by substantially all of the shares of the direct and indirect subsidiary undertakings and a security interest in certain assets of these subsidiaries excluding those in The Netherlands, Singapore and Australia.

     The Company and certain of its subsidiaries entered into credit agreements with the Company's principal banks. The facilities provided under the credit agreements are described below.

     The senior term debt facilities consist of a (pound)160 million 7 1/2 year amortising loan facility (the `Tranche A' facility), two (pound)50 million term loan facilities (the `Tranche B' and `Tranche C' facilities), a (pound)49.1 million term loan facility (the `Tranche E' facility) and a revolving credit facility (the `Tranche D' facility) for (pound)50 million. At the option of the Group, borrowings under Tranches B, C and E were drawn down in U.S. dollars.

     The Tranche A facility was fully drawn by the Group in five separate advances during 1998 and is repayable by instalment, with final maturity on 1 April 2006.

     The Tranche B facility was fully drawn by the Group in two separate advances during 1998 and is repayable by instalment, with final maturity on 1 October 2006.

     The Tranche C facility was fully drawn by the Group in two separate advances during 1998 and is payable by instalment, with final maturity on 1 October 2007.

     The Tranche D facility of (pound)50 million is a revolving credit facility. At 31 December 2002 (pound)28.149 million had been drawn down under this facility (31 December 2001: (pound)19.0 million). The Group's ability to draw down this facility is restricted by the level of any bank overdrafts or available credit facilities existing in the UK and North America at any point in time. At 31 December 2002, (pound)11.389 million of this facility had been committed in respect of overdraft facilities in the UK ((pound)5 million) and Canada (Cdn$14.1 million). Accordingly, the available facility at 31 December 2002 was (pound)10.462 million (31 December 2001: (pound)19.611 million).

     The Tranche E facility is a term loan facility. The aggregate amount to be repaid, on each of 1 October 2006 and 1 October 2007, shall be 50% of the aggregate borrowings under the Tranche E facility outstanding on the seventh anniversary of the first date on which a draw down under Tranche E was made. During the period ended 31 December 1998, $24.128 million ((pound)14.1 million sterling equivalent) was drawn down under this facility.

     Final repayment is due on all amounts under these facilities in 2007.

     The Senior Notes ("the Notes") are unsecured and mature on 15 May 2009. Interest at 11.875% is paid semi-annually. At the Company's discretion, the Notes may be redeemed on or after 15 May 2004. In addition, prior to 15 May 2002, the Company may redeem up to 35% of the Notes with the net proceeds of an equity sale and may also redeem all, but not fewer than all, of the Notes if certain additional taxes become payable.

     Certain of these facilities contain covenants that limit the Group's ability to raise additional finance in the future.

     The undrawn committed facilities available in respect of which all conditions precedent had been met at the balance sheet date were as follows:

                                                                             31 December             31 December
                                                                                 2001                    2002
                                                                             -----------             -----------
                                                                             (pound)'000             (pound)'000
Expiring in one year or less..........................................             --                      --
Expiring in more than one year but not more than two years............             --                      --
Expiring in more than two years.......................................          80,511                  27,021
                                                                             -----------             -----------
                                                                                80,511                  27,021
                                                                             ===========             ===========

     All of the above committed borrowing facilities incur commitment fees at market rates.

     The weighted average interest rate of borrowings (excluding the amortization of debt issue costs) at 31 December 2002, after taking into account the various interest rate swaps and collars as described in note 17, was 9.8% (31 December 2001: 9.4%).

15.  Provisions for Liabilities and Charges

                                              Deferred tax         Warranty           Total
                                              ------------       -----------      -----------
                                              (pound)'000        (pound)'000      (pound)'000
At 31 December 2000....................          16,324              1,908            18,232
Prior year adjustment.....................          964                 --               964
                                              ------------       -----------      -----------
At 31 December 2000 as restated........          17,288              1,908            19,196

Exchange adjustments...................              69                 35               104
Charged / (credited) ..................            (145)             4,000             3,855
Utilized...............................              --             (4,407)           (4,407)
                                              ------------       -----------      -----------
At 31 December 2001....................          17,212              1,536            18,748

Exchange adjustments...................            (466)              (111)             (577)
Charged / (credited) ..................           3,459              5,861             9,320
Utilized...............................              --             (4,876)           (4,876)
                                              ------------       -----------      -----------
At 31 December 2002....................          20,205              2,410            22,615
                                              ============       ===========      ===========


     Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date, with the amounts provided expected to be utilized within eighteen months of the balance sheet date.


     The net deferred tax provision included within the financial statements is analyzed as follows:

                                                                                   31 December        31 December
                                                                                      2001               2002
                                                                                   -----------        -----------
                                                                                   (pound)'000        (pound)'000
Deferred taxation provided                                                         (restated)
Accelerated capital allowances and other timing differences relating to
tangible fixed assets ...................................................             15,398             15,518

Deferred taxation on other short term timing differences:
   Deferred costs and other intangible assets............................              7,358              7,704
   Other short term timing differences...................................             (5,544)            (3,017)
Losses  .................................................................                 --                 --
                                                                                ------------------    ------------
                                                                                      17,212             20,205
                                                                                ==================    ============
At 1 January 2001 as previously reported                                              16,324
Prior year adjustment - FRS 19                                                           964
                                                                                ------------------
At 1 January 2001 as restated                                                         17,288

Amount charged to the profit and loss account                                           (145)
Exchange adjustments                                                                      69
                                                                                ------------------
                                                                                      17,212
                                                                                ==================



Factors that may affect future tax charges

            Based on current capital investment plans, the group expects to continue to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current year.

            No provision has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is (pound)3.0 million. At present it is not envisaged that any such tax will become payable in the foreseeable future.

            Deferred tax (net of any double taxation relief) is not provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas subsidiary undertakings where there is no intention to remit such profits. As the earnings are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future.


            Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on the tax rates and laws substantively enacted at the balance sheet date.


16.   Share Capital and Reserves

                                                                                                   Profit and Loss
                                                                               Share Capital          Account
                                                                               -------------       ---------------
                                                                                (pound)'000           (pound)'000
At 31 December 2000.....................................................            160,000               35,916
Retained profit for the year ended 31 December 2001.....................                 --               20,754
Exchange adjustments - retained earnings................................                 --                  (67)
                                     - net assets.......................                 --                5,979
                                     - borrowings.......................                 --               (5,979)
                                     - tax effect of above..............                 --                  127
                                                                               -------------       ---------------
At 31 December 2001.....................................................            160,000               56,730

Prior year adjustment - FRS 19..........................................                 --               (1,242)
                                                                               -------------       ---------------
At 31 December 2001 as restated.........................................            160,000               55,488

Retained profit for the year ended 31 December 2002.....................                 --               11,860
Exchange adjustments - retained earnings................................                 --
                                                                                                            (945)
                                     - net assets.......................                 --              (18,693)
                                     - borrowings.......................                 --               18,693
                                     - tax effect of above..............                 --                 (684)
                                                                               -------------       ---------------
At 31 December 2002.....................................................            160,000               65,719
                                                                               =============       ===============

     The share capital of the Company comprised:



Ordinary shares of(pound)1 each                                Authorized                  Allotted and Fully Paid
                                                      Number          (pound)'000           Number       (pound)'000
At 31 December 2001                                  160,000,000          160,000       160,000,000          160,000
                                                    ============       ==========       ===========      ============
At 31 December 2002                                  160,000,000          160,000       160,000,000          160,000
                                                    ============       ==========       ===========      ============

            The Company's authorized share capital on incorporation was 100 ordinary shares of (pound)1 each. This was subsequently increased to 155,000,000 ordinary shares of (pound)1 each on 30 September 1998, and to 160,000,000 ordinary shares of (pound)1 each on 30 March 1999. The Company issued 2 ordinary shares at par on incorporation. A further 154,999,998 ordinary shares were issued at par on 1 October 1998, and a further 5,000,000 ordinary shares were issued at par on 30 March 1999.


17.   Foreign Exchange and Interest Rate Disclosures

            The Group holds and issues financial instruments in order to finance its operations and to manage interest and foreign currency risks arising from its operations. The Group does not hold financial instruments for trading purposes. The Group's major financial risks relate to movements in exchange rates and interest rates. The Group's treasury policies are reviewed on a regular basis and approved by the Board.

            The Group borrows principally in U.S. dollars and pound sterling (with the credit agreement also making available overdraft facilities in Canadian dollars) at variable rates, and is subject to fluctuations in interest rates on its borrowings and surplus cash. The Group was required, until November 2002, under the terms of the credit agreement, to hedge as a minimum approximately 75% of borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and collars where appropriate. Following the issue of the Senior Notes the level of fixed interest liabilities rose significantly.

            The Group had a number of swap contracts to hedge its interest rate risk which all expired in November 2002 (details below). As DSL was to acquire, indirectly, all the Company's shares, the Group planned to seek a listing of the shares of a new company, Dunlop Standard Limited, or DSL, on the New York Stock Exchange the directors considered it inappropriate to commit to new derivative contracts pending the outcome of these plans. Given the significant fall in LIBOR rates since the original swaps were taken out, the directors intend to further consider their hedging strategy during 2003.

            The following summarizes the Group's outstanding swap contracts at 31 December 2001 and substantially all of December 2002, representing agreements to swap out of floating rates and into fixed rate payments:

                                                                                Fixed
           Notional                                        Floating             LIBOR
            Amount                     Term               LIBOR Rate            Rate
     (pound)55 million            Nov 98-Nov 02          (pound) LIBOR         6.19%
     (pound)55 million            Nov 98-Nov 02          (pound) LIBOR         6.19%
         US$20 million            Nov 00-Nov 02              US$ LIBOR         5.28%
        US$225 million            Nov 00-Nov 02              US$ LIBOR         5.32%

     Additionally, the Group was committed under a U.S.dollar LIBOR interest rate contract on notional amounts of $161 million maturing November 2002. The contract specified a cap rate of 7.00% and a floor of 3.81%.

     Surplus cash is deposited with highly rated banks on maturities ranging from overnight up to three months. It is the Group's objective to maintain undrawn committed borrowing facilities of at least 5% of borrowings in order to provide flexibility in managing the Group's liquidity.

     The Group has significant operations in the United States and Canada, as well as other countries outside of the United Kingdom and consequently the balance sheet can be significantly affected by movements in Sterling exchange rates. In addition, currency exposures can arise from sales and purchases transactions denominated in foreign currencies. The Group's policy is to use foreign currency loans to hedge foreign currency assets and liabilities. Transactional currency exposures are in the main naturally hedged, but where appropriate, are covered using forward exchange contracts.

     Analyses of the currency exposures of assets and liabilities, and interest rate exposure, showing the effects of the financial instruments are detailed below. For the purposes of the following disclosure, short term debtors and creditors have been excluded.

     Currency and interest rate risk profile of financial liabilities

     After taking into account the Group's floating into fixed interest rate swaps and forward foreign currency contracts (but before consideration of interest rate collars) the interest rate profile of the financial liabilities of the Group as at 31 December 2002 and 31 December 2001 was:


                                                                       Year ended 31 December 2002
                                                                            Floating rate           Fixed rate
                                                           Total        Financial liabilities  Financial liabilities
Currency                                               (pound)'000           (pound)'000            (pound)'000
Sterling.........................................          105,920               105,920                      -
U.S. dollar......................................          295,287               155,535                139,752
                                                         ---------              --------              ---------
Total............................................          401,207               261,455                139,752
                                                         =========              ========              =========


                                                                          Year ended 31 December 2002
                                                                       Fixed Rate Financial Liabilities
                                                                 ---------------------------------------------
                                                                 Weighted average      Weighted average period
                                                                  Interest rate        for which rate is fixed
Currency                                                                %                       Years
Sterling..........................................                      -                         -
U.S. dollar.......................................                    11.875                     6.4
                                                                 ---------------            ---------------
Total.............................................                    11.875                     6.4
                                                                 ===============            ===============



                                                                    Year ended 31 December 2001
                                                                         Floating rate           Fixed rate
                                                           Total      Financial liabilities  Financial liabilities
Currency                                               (pound)'000          (pound)'000            (pound)'000
Sterling.........................................         147,960              37,960                110,000
U.S. dollar......................................         287,459                  --                287,459
                                                        ----------          ----------             -----------
Total............................................         435,419              37,960                397,459
                                                        ==========          ==========             ===========



                                                                          Year ended 31 December 2001
                                                                        Fixed Rate Financial Liabilities
                                                                 ----------------------------------------------
                                                                 Weighted average      Weighted average period
                                                                  Interest rate        for which rate is fixed
Currency                                                                %                       Years
Sterling..........................................                     8.1                       0.9
U.S. dollar.......................................                    11.5                       6.7
                                                                   -----------               ------------
Total.............................................                    11.2                       6.3
                                                                   ===========               ============




       With the exception of excluded items there are no financial liabilities on which no interest is paid.


       Currency and interest rate risk profile of financial assets

      The Group held the following financial assets at 31 December 2002 and 31 December 2001:

                                                                               Year ended 31 December 2002
                                                                               Fixed rate Financial assets
                                                                          -------------------------------------
                                                                                            Fixed interest rate
Assets held as part of the financing arrangements of the Group:           (pound)'000                 %
Sterling cash deposits...........................                                  -                4.0
U.S. dollar cash deposits........................                                  -                1.6
                                                                         -------------       ----------------
Total ...........................................                                  -                 -
                                                                         =============       ================



                                                                               Year ended 31 December 2001
                                                                               Fixed rate Financial assets
                                                                          -------------------------------------
                                                                                            Fixed interest rate
Assets held as part of the financing arrangements of the Group:           (pound)'000                %
Sterling cash deposits............................                            10,388                4.0
U.S. dollar cash deposits........................                              1,147                1.6
                                                                          -------------        --------------
Total ............................................                            11,535                 -
                                                                          =============        ==============

      The cash deposits comprised of deposits placed on money markets at monthly rates.


Fair values of financial assets and financial liabilities
     Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Group's financial instruments. There is no difference between the book values and fair values of any other financial assets or financial liabilities as at 31 December 2002:



                                                                  31 December 2001                31 December 2002
                                                             Book value      Fair value      Book value      Fair value
                                                           --------------  ---------------  -------------  --------------
                                                            (pound)'000     (pound)'000      (pound)'000    (pound)'000
Primary financial instruments held or issued to finance
the Group's operations:

Cash at bank and on hand.................................        29,063           29,063         33,585          33,585
Short-term deposits......................................        11,535           11,535              -               -
Short-term borrowings and current portion of long-term
borrowings...............................................        56,393           56,393         69,765          69,765
Long-term borrowings.....................................       379,026          380,578        349,590         352,385
Preference shares........................................            --               --             --              --
Derivative financial instruments held to manage the
interest rate profile:
Interest rate collar--unrealized gain/(loss).............             --         (1,666)             --              --
Interest rate swaps--unrealized gain/(loss)..............             --         (7,304)             --              --

         For cash at bank and in hand, short-term deposits and short-term borrowings, the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. For medium and long-term borrowings, the fair value is based on market values (eg. for the Senior Notes) or, where not available, on the quoted market prices of comparable debt issued by other companies. Market rates have been used to determine the fair values of the interest rate collar and interest rate swap derivatives.

     Hedges

      Unrecognized gains and losses on instruments used for hedging (all interest rate hedges), and the movements therein, are as follows:


                                                                                                         Total net
                                                                             Gains         Losses      gains/(losses)
                                                                          ------------  ------------   -------------
                                                                           (pound)'000   (pound)'000     (pound)'000
Unrecognized gains and losses on hedges at 31 December 2000.............           --        (1,476)         (1,476)
Gains and losses arising in previous period that were recognized in the
year ended 31 December 2001.............................................           --          (802)           (802)
                                                                          ------------  ------------   ------------
Gains and losses arising before 1 January 2001 that were not recognized
in the year ended 31 December 2001......................................           --          (674)           (674)
Gains and losses arising in 2001 that were not recognized in the year
ended 31 December 2001..................................................           --        (8,296)         (8,296)
                                                                          ------------  ------------   ------------
Unrecognized gains and losses on hedges at 31 December 2001.............           --        (8,970)         (8,970)
                                                                          ============  ============   ============
Gains and losses arising in previous period that were recognized in the
year ended 31 December 2002.............................................           --          8,970          8,970
                                                                          ------------  ------------   ------------
Gains and losses arising before 1 January 2002 that were not recognized
in the year ended 31 December 2002......................................           --             --             --

Gains and losses arising in 2002 that were not recognized in the year
ended 31 December 2002..................................................           --             --             --
                                                                          ------------  ------------   ------------
 Unrecognized gains and losses on hedges at 31 December 2002............           --             --             --
                                                                          ============  ============   ============


      Currency exposures


      The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

                                                                             31 December 2002
                                                                  Net foreign monetary assets/(liabilities)
                                                             Sterling      U.S. Dollar        Other          Total
                                                           -----------    ------------    -----------     -----------
                                                           (pound)'000     (pound)'000    (pound)'000     (pound)'000
Functional currency of entity:
Sterling..................................................        --         18,800               88         18,888
U.S. Dollar..............................................    (1,373)             --           (4,922)        (6,295)
Other.....................................................        --            (19)             598            579
                                                           -----------    ------------    -----------     -----------
                                                             (1,373)         18,781           (4,236)        13,172
                                                           ===========    ============    ===========     ===========

                                                                             31 December 2002
                                                                  Net foreign monetary assets/(liabilities)
                                                             Sterling      U.S. Dollar        Other          Total
                                                           -----------    ------------    -----------     -----------
                                                           (pound)'000     (pound)'000    (pound)'000     (pound)'000
Functional currency of entity:
Sterling..................................................       --          19,306            (153)        19,153
U.S. Dollar...............................................    2,076              --          (2,073)             3
Other.....................................................   (1,008)             77             147           (784)
                                                           -----------    ------------    -----------     -----------
                                                              1,068          19,383          (2,079)        18,372
                                                           ===========    ============    ===========     ===========

18.   Pensions

      The principal pension arrangements are provided for UK employees through the Dunlop Aerospace Limited UK Pension Scheme ("the Scheme"), which is a defined benefit scheme providing benefits based on final pensionable pay, and was opened in July 1999. The assets of the Scheme are held separately from those of the Company, in an independently administered fund. Effective 31 July 2002, the Scheme was closed to new members.


      Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of defined benefit pensions over employees' working lives with the Group. The pension charge is determined by a qualified actuary using the projected unit method. The assumptions, which have the most significant effect on the results of the valuation, are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 7% per annum pre-retirement and 5.5% per annum post-retirement, that salary increases would average 4.5% per annum and that pensions accrued since the scheme commenced would increase at the rate of 3% per annum.

      The most recent actuarial valuation was undertaken as at 5 April 2000. It showed that the market value of the Scheme's assets, excluding the bulk transfer payment (from the previous pension arrangements) of (pound)58,757,000 subsequently received in September 2000, was (pound)3,177,000. Allowing for the bulk transfer payment, the assets represented 132% of the benefits that had accrued to members, (including liabilities represented by the bulk transfer amount) after allowing for expected future increases in earnings. After the valuation, benefits accrued up to April 2000 were increased by 5%. This reduced the surplus in the Scheme.

      The pension charge for the Scheme for the current year was (pound)2,595,000 (year ended 31 December 2001: (pound)2,503,000). This charge included the benefit of a reduction of (pound)1,752,000 (year ended 31 December 2001: (pound)1,408,000) due to the amortisation of experience surpluses that are being recognised over 12 years, the average remaining service lifetime of the employees.

      Following the introduction of the Scheme, contributions were payable at the rate of 15% for the employer and 5% for employees. This was also the rate at which the Scheme was initially being funded. An actuarial valuation of this scheme was completed during 2000, which resulted in a change in the contribution rates payable to 10% for the employer and 4% for employees. These are now the rates at which the Scheme is being funded. As a result of this change in funding rate, there was a small prepayment included in the balance sheet at 31 December 2000 of (pound)411,000. There is no such balance at 31 December 2001 and 31 December 2002.

Details of the current year SSAP24 charge is as follows:

                                                                        Year ended         Year ended
                                                                     ----------------- ----------------
                                                                       31 December         31 December
                                                                           2001               2002
                                                                       (pound)'000         (pound)'000
Regular service cost ................................................     3,916               4,347
Variation credit.....................................................    (1,408)             (1,752)
Interest credit......................................................        (5)                 --
                                                                     ----------------- ----------------
Total charge in respect of UK defined benefit pension scheme.........     2,503               2,595
                                                                     ================= ================


     A full actuarial valuation of the Scheme is due in 2003.

      A new defined contribution scheme (the Dunlop Aerospace Group Personal Pension Plan) has been established for new employees who joined the group after 1 August 2002. The assets of this scheme are held separately from those of the group, in independently administered funds. The minimum level of employee contributions is 3% with matching contributions from the employer up to a maximum of 7%.

      In addition to the principal U.K. defined benefit plan, defined contribution schemes (401k or equivalent in the United States) have been established for the Group's U.S. and Canadian employees.

      Certain employees in the Netherlands participate in a collectively-bargained multi-employer plan. In addition to the collectively-bargained plan, employees in the Netherlands also participate in a supplementary defined contribution scheme.

      Employees in Singapore participate in a state sponsored multi-employer plan.

      The total pension charge in the profit and loss account may be summarised as follows:



                                                                               Year ended          Year ended
                                                                           ------------------- ------------------
                                                                               31 December        31 December
                                                                                  2001                2002
                                                                               (pound)'000         (pound)'000
Defined benefit schemes:
U.K. only..............................................................            2,503               2,595
Defined contribution schemes:
U.K., U.S., Canada, Singapore and the Netherlands......................            2,747               2,556
                                                                           ------------------- ------------------
                                                                                   5,250               5,151



     Additional disclosures required under the transitional arrangements of FRS 17 in respect of the U.K. defined benefit plan are set out below.

Financial assumptions                                                           Year ended          Year ended
                                                                            ------------------  ----------------
                                                                               31 December         31 December
                                                                                   2001                2002
                                                                            ------------------  ----------------
                                                                                  (pound)'000    (pound)'000
Salary increases.......................................................               3.50%          3.25%
Pension increases (on pensions now being accrued)......................               2.50%          2.25%
Discount rate..........................................................               5.75%          5.75%
RPI....................................................................               2.50%          2.25%
Expected return on equities ...........................................               7.50%          7.50%
Expected return on bonds...............................................               5.75%          5.50%

The market value of the assets of the Scheme and the long-term expected rates of return on those assets are as follows:


                                                           31 December        31 December       31 December      31 December
                                                               2001               2001             2002              2002
                                                                %             (pound)'000             %          (pound)'000
Equities..............................................          7.5                   40,683        7.5                  31,966
Bonds.................................................         5.75                   18,324        5.5                  22,397
Others................................................          -                          -        4.0                     361
                                                                            -----------------                  -----------------
                                                                                      59,007                             54,724
Present value of scheme liabilities...................                               (55,688)                           (61,916)
                                                                            -----------------                  -----------------

(Deficit)/surplus in the scheme.......................                                 3,319                             (7,192)

Related deferred tax asset /(liability)...............
                                                                                        (996)                             2,158
                                                                            -----------------                  -----------------

Net pension asset.....................................                                 2,323                             (5,034)
                                                                            -----------------                  -----------------

      If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2002 would be as follows:

                                                                               31 December         31 December
                                                                                   2001                2002
                                                                               (pound)'000         (pound)'000
                                                                                (Restated)          (Restated)
Net assets excluding pension (liability)/ asset........................            215,488             225,719
Pension (liability) /asset.............................................              2,323              (5,034)
                                                                               -----------          -----------
Net assets including pension (liability) / asset.......................            217,811             220,685
                                                                               ===========          ===========
Profit and loss account excluding pension (liability) /asset...........             55,488              65,719
Pension (liability)/asset..............................................              2,323             (5,034)
                                                                               -----------          -----------
Profit and loss account................................................             57,811              60,685
                                                                               ===========          ===========


                                                                                 31 December
                                                                                        2002
Analysis of amount charged to operating profit in                                (pound)'000
respect of defined benefit schemes

Current service...........................................                            3,866
Past service cost.........................................                               -
--------------------------------------------------------------------------------------------
Total operating charge                                                                3,866
============================================================================================



Movement in surplus/(deficit) during the year

Surplus in the scheme at the beginning of the
year....................................................                                     3,319
Movement:
Current service cost (from above).......................                                    (3,866)
Contributions...........................................                                     2,595
Past service cost (from above)..........................                                        -
Other finance income (from below).......................                                      (842)
Actuarial (loss) (from below)...........................                                    (8,398)
Other...................................................                                        -
---------------------------------------------------------------------------------------------------
(Deficit) in the scheme at the end of the year                                              (7,192)
===================================================================================================

Analysis of the amount credited to other finance income

Expected return on pension scheme assets...............                                      4,190
Interest on pension scheme liabilities.................                                     (3,348)
---------------------------------------------------------------------------------------------------

Net return                                                                                     842
===================================================================================================

                                                                                        31 December
                                                                                              2002
                                                                                       (pound)'000
Analysis of amount recognised in STRGL

Actual return less expected return on pension
scheme assets.......................................                                        (8,474)
Experience gains and losses arising on the scheme
liabilities...................................                                              (2,088)
Changes in the assumptions underlying the present
value of the scheme liabilities...........                                                   2,164
---------------------------------------------------------------------------------------------------

Actuarial (loss) recognised in STRGL                                                        (8,398)
===================================================================================================


                                                                                        31 December
                                                                                               2002

History of experience gains and losses

Differences between the actual and expected return on scheme assets:
Amount ((pound)'000).....................................                                   (8,474)
Percentage of scheme assets..............................                                       15.5%

Experience gains and losses on scheme liabilities:
Amount ((pound)'000).....................................                                   (2,088)
Percentage of the present value of the scheme                                                    3.4%
liabilities.............................................


Total amount recognised in statement of total recognised gains and losses:
Amount ((pound)'000).....................................                                   (8,398)
Percentage of the present value of the scheme                                                   13.6%
liabilities.............................................



19.    Commitments

     Capital commitments

                                                                    31 December        31 December
                                                                       2001               2002
                                                                    -----------        -----------
                                                                    (pound)'000        (pound)'000
Authorized and contracted.......................................       8,621               2,253
                                                                    ===========        ===========


     Lease commitments

     The Group had the following annual commitments under non-cancelable operating leases as follows:


                                                31 December 2001                  31 December 2002
                                       --------------------------------    --------------------------------
                                       Land and Buildings       Other      Land and Buildings      Other
                                           (pound)'000      (pound)'000       (pound)'000       (pound)'000
Within one year.......................          92               293                137               363
Between two and five years............        4,350              677              4,167               386
After five years......................          286               --                585                 4
                                           ------------     -----------       -----------       -----------
                                              4,728              970              4,889               753
                                           ============     ===========       ===========       ===========



     The future minimum lease payments under non-cancelable operating leases at 31 December 2002 were as follows:


                                                     Operating Leases
                                                     ----------------
                                           Land and Buildings           Other
                                              (pound)'000            (pound)'000

2003......................................       4,342                     756
2004......................................       4,320                     327
2005......................................       4,112                     189
2006......................................       4,039                      94
Thereafter................................       3,948                     28



20   Contingent Liabilities

     Litigation
     The Group is involved, from time to time, in legal actions and claims arising in the ordinary course of business. While the ultimate result of these claims cannot presently be determined, the directors do not expect that these matters will have a material adverse effect on the financial position, profits and losses or cash flows of the Group.

     Environmental
     The Group has facilities which are located on land that has been used for industrial purposes for an extended period of time. The Group has not been named as a potentially responsible party to any environmental sites. While it is not presently possible for the directors to determine the extent, if any, of the Group's exposure to this matter or the impact on the financial position or profits and losses and cash flows of the Group, the directors do not believe potential liabilities for such sites are material.

     Purchase Commitments
     The Company enters into supply contracts in the ordinary course of business. These contracts typically do not include incentives or unconditional purchase commitments. Where inventory is purchased at a discount to the published list price, the related inventory is recorded in the Group's financial statements at the discounted price paid.

     Other matters
     The Group's bankers have provided guarantees in the ordinary course of business amounting to (pound)420,500 at 31 December 2002 (31 December 2001; (pound)172,000).


21   Related Party Transactions

        The Company and Group have taken advantage of the exemption provided by FRS 8 (Related Party Disclosures) in not disclosing transactions with other group companies where there is a common ownership interest in excess of 90% and where such transactions are fully eliminated on consolidation.

      There were no amounts outstanding with the Dunlop Aerospace Limited UK Pension Scheme at 31 December 2002.

22   Reconciliation of Operating Profit to Net Cash Inflow from Operating
     Activities


                                                     Year ended      Year ended    Year ended
                                                     31 December    31 December   31 December
                                                        2000            2001          2002
                                                     -----------    -----------   -----------
                                                     (pound)'000    (pound)'000   (pound)'000
                                                                     (Restated)
Operating profit..................................      69,263           75,656        65,113
Depreciation......................................       9,842           12,875        14,540
Amortization of intangibles.......................       1,840            2,968         3,079
Amortization of deferred costs....................       2,075            2,643         1,622
Loss on disposal of fixed assets..................         179               79           469
Goodwill impairment charge........................          --              199            --
Capital grant release.............................          --             (264)         (290)
Exchange differences..............................          --              (47)         (338)
Change in stocks..................................     (11,561)          (2,327)       (6,071)
Change in debtors.................................     (28,705)           8,541       (15,701)
Change in creditors and provisions................      38,335          (19,691)          300
                                                     -----------    -----------   -----------
Net cash inflow from operating
   activities.....................................      81,268           80,632        62,723
                                                     ===========    ===========   ===========


23   Analysis of Changes in Net Debt


                                                                                                         At
                                       At 1 January        Cash        Exchange                      31 December
                                           2000            Flow       Adjustments       Other            2000
                                       ------------    -----------    -----------    -----------     -----------
                                        (pound)'000    (pound)'000    (pound)'000    (pound)'000     (pound)'000
Cash at bank and in hand............       (49,705)       14,532        (2,046)              --        (37,219)
Overdrafts..........................         6,021        (5,186)          413               --           1,248
                                       ------------    -----------    -----------    -----------     -----------
                                           (43,684)        9,346        (1,633)             --         (35,971)
Debt due within one year............        13,972       (15,525)           69          20,879          19,395
Debt due after one year.............       384,942            --        20,584         (19,887)        385,639

Finance leases......................           509          (209)           38               --            338
                                       ------------    -----------    -----------    -----------     -----------
Total...............................       355,739        (6,388)       19,058             992         369,401
                                       ============    ===========    ===========    ===========     ===========

                                                                                                         At
                                       At 1 January        Cash        Exchange                      31 December
                                           2001            Flow       Adjustments       Other            2001
                                       ------------    -----------    -----------    -----------     -----------
                                        (pound)'000    (pound)'000    (pound)'000    (pound)'000     (pound)'000
Cash at bank and in hand............      (37,219)         8,768           (612)              --        (29,063)
Overdrafts..........................        1,248         (1,300)            52               --             --
                                       ------------    -----------    -----------    -----------     -----------
                                          (35,971)         7,468           (560)            --          (29,063)
Short-term deposits.................           --        (11,381)           (39)           (115)        (11,535)
Debt due within one year............       19,395          8,760             32          26,207          54,394
Debt due after one year.............      385,639             --          9,543         (24,081)        371,101
Finance leases......................          338           (352)            14             --               --
                                       ------------    -----------    -----------    -----------     -----------
Total...............................      369,401          4,495          8,990           2,011         384,897
                                       ============    ===========    ===========    ===========     ===========



                                                                                                         At
                                       At 1 January        Cash        Exchange                      31 December
                                           2002            Flow       Adjustments       Other            2002
                                       ------------    -----------    -----------    -----------     -----------
                                        (pound)'000    (pound)'000    (pound)'000    (pound)'000     (pound)'000
Cash at bank and in hand...........       (29,063)        (6,537)         2,015             --          (33,585)
Overdrafts.........................            --         18,148             --             --           18,148
                                          (29,063)        11,611          2,015             --          (15,437)
Short-term deposits................       (11,535)            --             39          11,496              --
Debt due within one year...........        54,394        (15,615)        (1,112)         12,095          49,762
Debt due after one year............       371,101         23,909        (30,013)        (21,426)        343,571
                                       ------------    -----------    -----------    -----------     -----------
Total..............................       384,897         19,905        (29,071)          2,165         377,896
                                       ============    ===========    ===========    ===========     ===========




Total cash at bank and in hand included in the balance sheet at 31 December 2002 is (pound)15,437,000, being overdraft of (pound)18,148,000 and the operational cash at bank and in hand balances of (pound)33,585,000.


Other includes the net change in deferred finance costs, accrued interest on bank deposits and reclassifications for debt that now falls due for repayment within one year of the balance sheet date. Additionally included within other is the application of the short-term bank deposit to set off against existing loan liabilities by the company's bankers during January 2002. The value of this non-cash transfer was (pound)11,381,000.



24   Reconciliation of Net Cash Flow to Movement in Net Debt


                                                   -------------------  ------------------  ------------------
                                                       Year ended           Year ended           Year ended
                                                       31 December         31 December          31 December
                                                   -------------------  ------------------  ------------------
                                                          2000                 2001                 2002
                                                       (pound)'000         (pound)'000          (pound)'000
Decrease/(increase) in cash for the period.......          9,346               7,468              11,611
Exchange adjustments.............................         19,058               8,990             (29,071)
Repayment of bank loans..........................        (15,525)            (10,240)            (15,615)
Decrease in net debt from management of liquid
resources........................................             --             (11,381)                 --
Repayment of finance lease obligations...........           (209)               (352)                 --
Movement in debt issue costs.....................            992               2,126               2,050
New bank loans...................................             --              19,000              23,909
Other non cash items.............................             --                (115)                115
Issue of Senior Notes............................             --                  --                  --
                                                   -------------------  ------------------  ------------------
Movement in net debt during the period...........         13,662              15,496              (7,001)
Net debt at beginning of period..................        355,739             369,401             384,897
                                                   -------------------  ------------------  ------------------
Net debt at end of period........................        369,401             384,897             377,896
                                                   ===================  ==================  ==================




25 Summary of Differences Between U.K. and U.S. Generally Accepted Accounting Principles (GAAP)


     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (`U.K. GAAP'), which differ in certain material respects from generally accepted accounting principles in the United States (`U.S. GAAP').

     The following is a summary of the material adjustments to profit for the financial year and shareholders' funds, which would have been required, if U.S. GAAP had been applied instead of U.K. GAAP.

     Effect on net profit of differences between U.K. GAAP and U.S. GAAP:


                                                    Year ended     Year ended      Year ended
                                                    31 December    31 December    31 December
                                                       2000            2001           2002
                                                    -----------   ------------    -----------
                                                    (pound)'000   (pound)'000     (pound)'000
                                                     (restated)    (restated)
Profit of the Group under U.K. GAAP                     16,752         20,474          11,860
Adjustments:
Deferred charges and development costs...........       (3,917)        (1,789)         (3,062)
Goodwill amortization............................       (5,672)        (5,350)             --
Amortization  and impairment of other  intangible
assets...........................................       (4,912)        (4,925)         (5,616)

Pensions.........................................          716           (621)         (1,449)
Interest rate swap contracts.....................      (11,041)        (7,494)          8,970
Deferred taxes...................................        3,595          5,556             (37)
                                                    -----------   ------------    -----------
Net income under U.S. GAAP.......................       (4,479)         5,851          10,666
                                                    ===========   ============    ===========


      Effect on equity shareholders' funds of difference between U.K. GAAP and U.S. GAAP:

                                                              31 December         31 December
                                                                  2001                2002
                                                           ----------------    ---------------
                                                              (pound)'000         (pound)'000
                                                               (restated)
Equity shareholders' funds under U.K. GAAP...............       215,488             225,719
Adjustments:
Deferred charges and development costs...................       (38,923)            (41,985)
Goodwill.................................................      (134,324)           (127,659)
Other intangible assets..................................       180,421             165,797
Pensions.................................................          (348)             (1,797)
Interest rate swap contracts.............................        (8,970)                 --
Deferred taxes...........................................       (49,723)            (47,223)
                                                           ----------------    ---------------
Equity shareholders' funds under U.S. GAAP...............       163,621             172,852
                                                           ================    ===============


A summary of the principal differences applicable to the Group is set out below:


Deferred Costs and Development Costs

            Under U.K. GAAP, the Group capitalizes certain up-front costs related to service contracts (e.g. initial wheel and ship-sets that are provided to OEMs free of charge or at a significant price discount) and the purchase of certain distributor authorization licenses. For U.K. GAAP purposes, these costs are typically amortized over two life cycles (with each life cycle ranging from 2 to 5 years) for the costs associated with service contracts or over the life of the specific program for the distributor authorization licenses (which are typically 5 to 25 years in duration).

         Also under U.K. GAAP, certain development costs can be capitalized provided they meet stringent criteria, and subsequently amortized over the expected economic useful life of the related product. The Group capitalizes certain research and development costs related to certain major projects and also capitalizes certain regulatory certification charges for its parts development.

         Under U.S. GAAP, costs associated with the installation of initial braking and wheel systems are amortized over the shorter of the initial braking and wheel life cycle or three years, and distributor authorization licenses are amortized over 5 to 10 years, the original legal life of the licenses or related authorization agreements. Furthermore, under U.S. GAAP, all research and development costs are expensed as incurred


     Acquisition Accounting

         Under U.K. GAAP, the purchase price of a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net tangible assets acquired is then allocated to identifiable intangible assets to the extent that their value can be measured reliably on initial recognition, the asset can be separately disposed of, and the asset is controlled through custody or legal rights; otherwise the values associated therewith should be included within the purchase price attributable to goodwill. Any remaining excess should then be recorded as acquisition goodwill and amortized over a period not to exceed 20 years unless (as the group has considered) such goodwill is regarded as having an indefinite useful life, whereupon it is not amortized and then subject to an annual impairment review. Additionally, under U.K. GAAP, certain deferred costs of the acquired business are carried forward on acquisition at their net book amount. Finally, under U.K. GAAP, the recording of the net assets acquired and the acquisition goodwill may be done at the holding company level without any `push down' accounting being applied.

         Under U.S. GAAP, for acquisitions prior to June 30, 2001, APB No. 16 `Business Combinations' required the application of the purchase method of accounting to the company's acquisition transactions, in which the cost of an investment is assigned to the tangible and identifiable intangible assets acquired and liabilities (representing principally fixed assets, inventories or stock, pensions and intangible assets) assumed on the basis of their fair values at the date of acquisition. Any excess of cost over fair value of net assets acquired is recorded as goodwill, which is then amortized over the expected useful economic life, not to exceed 40 years. Additionally, deferred costs of an acquired business are set to zero at the opening balance sheet date. Finally, the results of the acquisition accounting (i.e. the step-up or step-down to fair market value and the recording of goodwill) must be allocated (i.e. pushed down) to the respective business units to which it relates.


         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Business Combinations," effective for business combinations initiated after 30 June 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after 15 December 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. SFAS 142 requires that goodwill and certain other intangible assets acquired after 30 June 2001 and having indefinite lives no longer be amortized, but rather tested for impairment at least annually. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. During the transition period from 1 July 2001 through 31 December 2001, the Group continued to amortize goodwill associated with business combinations completed prior to 1 July 2001 over their useful lives. At 31 December 2001, the Group's unamortized goodwill balance under U.S.GAAP was (pound)191.3 million. Effective 1 January 2002, all amortization of goodwill was discontinued under U.S. GAAP. Upon adoption of SFAS 142, the Group completed its transitional impairment testing, effective 1 January 2002 and determined there was no impairment. However, after completing the annual impairment test, calculated as at 31 December 2002, the Group determined that the carrying value of certain trademarks were impaired and recorded a related charge of (pound)2.8 million. With the adoption of SFAS No. 142, management of the Group also reassessed the remaining useful lives of all depreciable intangible assets and determined certain trademarks to be indefinite-life intangible assets.

         The following table reflects net income/(loss) for the comparative periods prior to adoption of SFAS 142 as if the standard's non-amortization provisions had been adopted as of the beginning of the respective periods:


                                                        Year ended            Year ended           Year ended
SFAS 142                                             31 December 2000      31 December 2001     31 December 2002
                                                     ----------------      ----------------     ----------------
                                                        (pound)000's         (pound)000's         (pound)000's
                                                        ------------         ------------         ------------
Reported net income /(loss)                              (4,479)                5,851                11,214
add back goodwill amortization                            5,672                 5,350                 --
add back indefinite life trademark amortization
- net of tax                                               981                   981                  --
                                                     ----------------      ----------------     ----------------
Adjusted income/(loss)                                    2,174                 12,182               11,214
                                                     ================      ================     ================



     Intangible Assets


                                               As of 31 December 2002
                                         Gross Carrying        Accumulated
                                             Amount            Amortization       Weighted-Average
                                          (pound)000's         (pound)000's      Amortization Period
                                         ------------------------------------------------------------
Amortized intangible assets

Trademarks                                  129,414              (16,578)             40 years
                                         ----------------------------------
Total                                       129,414              (16,578)
                                         ==================================

Unamortized intangible assets
Goodwill                                    186,197
Trademarks                                   52,961
                                      ---------------------
Total                                       239,158
                                      =====================

Aggregate Amortization Expense:                       (pound)000's
For year ended 31 December 2002                             3,336

Estimated Amortization Expense:                       (pound)000's
For year ending 31 December 2003                            3,336
For year ending 31 December 2004                            3,336
For year ending 31 December 2005                            3,336
For year ending 31 December 2006                            3,336
For year ending 31 December 2007                            3,336




     Goodwill

     The changes in the carrying amount of goodwill for the year ended 31December 2002 are as follows:


                                                          Engine Repair &
                                         Manufacturing       Overhaul          Total
                                          (pound)000's     (pound)000's     (pound)000's
                                       ----------------------------------------------------
Balance as of 1 January 2002                146,991           44,328          191,319
Goodwill acquired during year                  -                -                -
Impairment losses                              -                -                -
Foreign exchange                               -             (5,122)          (5,122)
                                       ----------------------------------------------------
Balance as of 31 December 2002              146,991           39,206          186,197
                                       ====================================================


     Pension and Post-retirement Benefits

            Under U.K. GAAP, the cost of providing pension benefits is currently expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aimed to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, funding deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

            This year under U.K. GAAP, it is a requirement to disclose balance sheet and revenue account figures in accordance with the provisions of FRS 17. Over time FRS 17 will fully replace SSAP 24. FRS 17 works from the premise that a surplus or deficit in a pension arrangement (measured with reference to the fair values of the pension assets and liabilities) should be shown on the employer's balance sheet. The overall figures in the performance statements reflect the changes in those fair values year on year.

            Under U.S. GAAP, employee pension costs are recognized in accordance with SFAS No. 87 `Employers' Accounting for Pensions.' SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from the transition and requires disclosure of the components of period pension cost and the funded status of the pension plans.

            By far the largest pension plan in the Group is the U.K. plan, which is funded and defined benefit in nature. The company also sponsors a funded defined benefit arrangement for employees in Canada and small defined contribution arrangements in other countries.

            As at 1 April 2000, the accrued benefits for all members of the UK plan were increased by 5%. This gave rise to a prior service cost of (pound)2,148,000, which is being amortised under US GAAP over the average future working lifetimes of employees.

     The change in benefit obligation during the year is as follows:

                                                                                        31 December     31 December
                                                                                            2001           2002
                                                                                        -----------     -----------
                                                                                        (pound)'000     (pound)'000
   Benefit obligation at beginning of year.....................................           55,302          59,133
   Service cost................................................................            4,654           4,350
   Interest cost...............................................................            3,483           3,567
   Plan participants' contributions............................................            1,131           1,292
   Other actuarial (losses)....................................................           (5,052)         (2,712)
   Benefits paid...............................................................             (360)           (169)
   Exchange rate adjustment....................................................              (25)             (8)
                                                                                        -----------     -----------
   Benefit obligation at 31 December...........................................           59,133          65,453
                                                                                        ===========     ===========


     The change in plan assets during the year is as follows:

                                                                                        31 December     31 December
                                                                                            2001           2002
                                                                                        -----------     -----------
                                                                                        (pound)'000     (pound)'000
    Fair value of plan assets at beginning of year..............................          61,734          59,675
   Estimated actual return on plan assets ......................................          (5,039)         (8,127)
   Employer contribution........................................................           2,233           2,706
   Plan participants' contributions.............................................           1,131           1,292
   Benefits paid................................................................            (360)           (169)
   Exchange rate adjustment....................................................              (24)             (9)
                                                                                        -----------     -----------
   Fair value of plan assets at end of year......................................         59,675          55,368
                                                                                        ===========     ===========


   Funded /(unfunded) status....................................................             541         (10,085)
   Unrecognized prior service cost..............................................           1,897           1,754
   Unrecognized net gain/(loss) ................................................          (2,450)          6,980
                                                                                        -----------     -----------
    Net amount recognized ......................................................             (12)         (1,351)
                                                                                        ===========     ===========


     Assumptions used to determine the pension cost for the defined benefit plans were:



                                                                                          Average         Average
                                                                                        weighted by     weighted by
                                                                                            PBO             PBO
                                                                                       --------------  -------------
                                                                                        31 December     31 December
                                                                                       --------------  -------------
                                                                                            2001           2002
                                                                                            (%)             (%)
   Discount rate..........................................................                  5.75            5.75
   Rate of return on assets...............................................                  6.75            6.75
   Salary growth..........................................................                  3.5             3.25
   Pension increases......................................................                  2.5             2.25
                                                                                        ===========     ===========


     The net periodic pension cost, in accordance with SFAS No. 87, for the Group's estimated portion of the defined benefit pension plan is summarized as follows:

                                                                                        Year ended      Year ended
                                                                                        31 December     31 December
                                                                                           2001             2002
                                                                                        -----------     -----------
                                                                                        (pound)'000     (pound)'000
Components of pension expense:
   Service costs (net of employee                                                            4,654          4,350
    contributions)........................................
   Interest cost..........................................                                   3,483          3,567
   Expected return on plan assets.........................                                  (5,059)        (4,243)
   Amortization of unrecognized prior service
       cost...............................................                                     143            143
   Amortization of unrecognized net gain/(loss)...........                                     (97)           227
                                                                                        -----------     -----------
Net periodic pension cost.................................                                   3,124          4,044
                                                                                        ===========     ===========
Exchange rate adjustment                                                                         1             --


            In addition to the defined benefit plan, the U.S. and Canadian companies sponsor defined contribution plans. Employer contributions to the Canadian defined contribution arrangements in the year ended 31 December 2002 amounted to(pound)1,048,000 (2001: (pound)977,000; 2000:(pound)755,000).
Employer contributions paid to the US plans in 2002 amounted to(pound)1,173,000 (2001:(pound)1,317,000; 2000: (pound)804,000).

            Certain employees in the Netherlands participate in a collectively-bargained multi-employer plan. In addition to the collectively-bargained plan, employees in the Netherlands also participated in a defined contribution plan. Employer contributions to these plans for 2002 were(pound)324,000 (2001:(pound)272,000; 2000:(pound)104,000).

            In Australia, employees participate in an arrangement which is essentially a defined contribution plan. Employer contributions in 2002 were(pound)35,000 (2001:(pound)235,000).

            In Singapore a national defined contribution plan is operated. Employer contributions for 2002 were(pound)nil (2001:(pound)23,000).

Interest Rate Swap Contracts

            Under U.K. GAAP, interest rate swap contracts undertaken for the purpose of hedging outstanding or potential borrowings are accounted for on an off-balance sheet accruals basis with net payments or receipts recorded as a component of interest expense.

            The requirements for hedge accounting under U.S. GAAP are more prescriptive than those under U.K. GAAP. Under U.S. GAAP, to qualify for hedge accounting, interest rate swaps must not only be designated as hedges, but at inception and throughout the term of the swap there must be a high correlation between the market values of the swap contract and the outstanding balance of the underlying debt being hedged. The principle amounts and maturities of the Group's outstanding debt balances do not correlate sufficiently with the notional amounts and maturities of the outstanding swap contracts to qualify for hedge accounting under U.S. GAAP. Accordingly, these contracts are reflected on a mark-to-market basis with changes in fair value being reflected in net income currently.


     Income and Deferred Taxes

            Under U.K. GAAP tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future.

            Under U.S. GAAP, deferred taxes are accounted for on all temporary differences, including those resulting from other U.S. GAAP adjustments, and a valuation allowance is established to reduce deferred tax assets to the amount which `more likely than not' will be realized in future periods based on current estimates of future taxable income, along with proper tax planning strategies.

            The components of the net deferred tax assets and liabilities as of 31 December 2001 and 2002 are as follows:


                                                                                  2001         2002
                                                                              -----------   -----------
                                                                              (pound)'000   (pound)'000
Current deferred tax assets consist of the following:
   Operating losses.........................................................        497          985
   Advance tax paid on cash accounting basis................................      6,044        3,458
   Debtors..................................................................        131           44
   Inventory................................................................        410          439
                                                                                     --            --
   Other provisions.........................................................      2,339        1,571
                                                                              -----------   -----------
   Total deferred tax assets................................................      9,421        6,497
   Less: Valuation allowance................................................       (497)        (985)
                                                                              -----------   -----------
Current deferred tax assets.................................................      8,924        5,512
                                                                              ===========   ===========

Current deferred tax liabilities consist of the following:
    Gain on plant deferred through reinvestment.............................        961          961
    Cost per brake landing program deferrals................................        407          366
    Warranty differences....................................................         --           --
                                                                              -----------   -----------
Current deferred tax liabilities............................................      1,368        1,327
                                                                              ===========   ===========

Non-current deferred tax liabilities consist of the following:
   Fixed assets.............................................................     21,046       19,375
   Deferred charges and development costs...................................      6,718        8,011
                                                                              -----------   -----------
Non-current deferred tax liabilities........................................     27,764       27,386
                                                                              ===========   ===========


            The Group operates in a number of countries and in most of those jurisdictions profits are taxed at rates exceeding those of the UK. Deferred tax liabilities have not been recognized for these undistributed earnings as it is management's intention to indefinitely reinvest such earnings in the country of origin, while it is anticipated that Double Tax Relief would substantially eliminate any UK tax liability on such dividends.


     Cash Flow Statements

            The financial statements include Statements of Cash Flows presented in accordance with UK Financial Reporting Standard 1, `Cash Flow Statements' (`FRS 1 (Revised 1996)'). The statements prepared under FRS 1 present substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 (SFAS 95), except that FRS 1 reflects changes in cash (which is defined as cash in hand and deposits repayable on demand less any bank loans or bank overdrafts repayable on demand), whereas SFAS 95 reflects changes in the total of cash and cash equivalents.

            Under FRS 1 cash flows are presented separately for (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; and (vi) financing activities. SFAS 95 only requires presentation of cash flows from (i) operating, (ii) investing and (iii) financing activities.

            Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalized), interest on finance leases and taxation would be included within operating activities under SFAS 95. Capitalized interest would be included in investing activities under U.S. GAAP. Under SFAS 95 all short-term borrowings and bank overdrafts are included in financing activities.

            Cash flows under FRS 1 in respect of expenditure on intangible assets would be included within operating activities under U.S. GAAP.

            The following statements summarize the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP and include the adjustments which reconcile cash and cash equivalents under U.S. GAAP to cash and cash equivalents reported under U.K. GAAP.

                                                       Year ended     Year ended   Year ended
                                                       31 December   31 December   31 December
                                                          2000           2001          2002
                                                      -------------  ------------  ------------
                                                       (pound)'000   (pound)'000   (pound)'000

Net cash inflow from operating activities ..........     28,291         22,109         9,449
Net cash used in investing activities...............    (22,112)       (38,337)      (29,354)
Net cash outflow/inflow from financing activities ..    (20,298)         7,512        26,442
Effect of exchange rates on cash and cash
   equivalents......................................      1,633            560        (2,015)
                                                      -------------  ------------  ------------
Net (decrease)/increase in cash and cash
   equivalents under U.S. GAAP......................    (12,486)        (8,156)        4,522
                                                      -------------  ------------  ------------
Cash and cash equivalents under U.S. GAAP at
   beginning of year................................     49,705         37,219        29,063
                                                      -------------  ------------  ------------
Cash and cash equivalents under U.S. GAAP at end of
   year.............................................     37,219         29,063        33,585
Bank (overdrafts) under U.K. GAAP at end of year....     (1,248)           --        (18,148)
                                                      -------------  ------------  ------------
Cash and bank balances, net of overdrafts, under
   U.K. GAAP at end of year.........................     35,971         29,063        15,437
                                                      =============  ============  ============

     Other Differences

     Other minor differences exist between U.K. GAAP and U.S. GAAP in respect of certain items reflected in the consolidated financial statements, such as:

         Under U.K. GAAP, interest expense incurred during the construction of productive assets is not capitalized. However, under U.S. GAAP, SFAS No. 34, requires the capitalization of the interest related to the construction of long lived assets. The Company has determined that the application of this statement would not have a material effect on the Company's reported net income or reported net assets.

     Such differences are immaterial to the reconciliation of net income/(loss) and equity shareholders' funds and have been excluded accordingly.


     Recently Issued Accounting Standards

      In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This standard rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30", which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. We do not expect the adoption of SFAS 145 will have a significant impact on our financial position and results of operations.

      In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS 146 will have a significant impact on our financial position and results of operations.

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This standard amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. We do not expect the adoption of SFAS 148 will have a significant impact on our financial position and results of operations.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. We do not expect the adoption of SFAS 149 will have a significant impact on our financial position and results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is in the process of assessing the impact of adopting SFAS 150.

      In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and
(2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 will have a significant impact on our financial position and results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46 or "the Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

     The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.


     Concentrations of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents. Management believes the concentration of credit risk associated with accounts receivable is minimal because it has only two customers that accounted for more than ten % but less than twenty % of the Company's total sales in years ended 31 December 2000, 2001, and 2002. Cash and liquid resources are invested in bank deposit accounts callable on no more than one months notice. The risk associated with the Company's cash and liquid resources is mitigated by the fact that these amounts are placed in what it believes to be high quality financial institutions.


     Presentation Differences

      Under U.K. GAAP, assets in the balance sheet are presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under U.S. GAAP assets are presented in descending order of liquidity. Under U.S. GAAP, the analysis is between total assets and liabilities and shareholders' funds and certain items which are disclosed in the notes; under U.K. GAAP, this would be disclosed on the face of the balance sheet.

      Under SFAS No. 130 the Company is required to present a statement of Comprehensive Income. The Company has determined that this statement would not have a significant impact on its results or disclosures.

      Under SFAS No. 131, the Company is required to present segment information based upon the `management approach' which is different than the previous U.S. GAAP guidance regarding segments, SFAS No.14, which used the `industry segment' approach. U.K. GAAP is less prescriptive than U.S. GAAP in determining the segments of a business.