Form 20-F
period 2003-12-31
DUNLOP STANDARD AEROSPACE HOLDINGS PLC
filed 2004-04-14
CIK 1095803

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2003

OR TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE TRANSITION PERIOD FROM            TO

                       COMMISSION FILE NUMBER: 333-10886

                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        N/A                                       ENGLAND
 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH) (JURISDICTION OF INCORPORATION OR ORGANIZATION)

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

                    ITEM 17                      ITEM 18 X

                                          TABLE OF CONTENTS

                                                                                                           PAGE

PRESENTATION OF INFORMATION                                                                                   3
FORWARD LOOKING STATEMENTS                                                                                    4

PART I

ITEM 1        Identity of Directors, Senior Management, and Advisors                                          5
ITEM 2        Offer Statements and Expected Timetable                                                         5
ITEM 3        Key Information                                                                                 5
ITEM 4        Information on the Company                                                                     17
ITEM 5        Operating and Financial Review and Prospects                                                   32
ITEM 6        Directors, Senior Management and Employees                                                     45
ITEM 7        Major Shareholder and Related Party Transactions                                               50
ITEM 8        Financial Information                                                                          51
ITEM 9        The Offer and Listing                                                                          52
ITEM 10       Additional Information                                                                         52
ITEM 11       Quantitative and Qualitative Disclosures about Market Risk                                     56
ITEM 12       Description of Securities Other than Equity Securities                                         58

PART II

ITEM 13       Defaults, Dividend Arrearages and Delinquencies                                               58
ITEM 14       Material Modification to the Rights of Security Holders and Use of Proceeds                   58
ITEM 15       Controls and Procedures                                                                       58
ITEM 16A      Audit Committee Financial Expert                                                              58
ITEM 16B      Code of Ethics                                                                                59
ITEM 16C      Principal Accountant Fees and Services                                                        59

PART III

ITEM 17      Financial Statements                                                                             60
ITEM 18      Financial Statements                                                                             60
ITEM 19      Exhibits                                                                                         60


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

The term "subsidiary companies" as used herein refers to companies in which the Company has a majority voting interest.

In this Report, the term "Ordinary Shares" refers to Ordinary Shares of (pound)1 each in the Company.

The financial information set out in this Report does not constitute the Company's statutory accounts for the years ended December 31, 2003, 2002 and 2001, but is derived from those accounts. The statutory accounts of the Company for the year ended 31 December 2003 were approved by the Board of Directors on 17 March 2004, and will be delivered to the Registrar of Companies when due. However, statutory accounts for 2002 and 2001 have been delivered to the Registrar of Companies for England and Wales. The auditor, PricewaterhouseCoopers LLP, has reported on those accounts; its reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

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

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2: OFFER STATEMENTS AND EXPECTED TIMETABLE

Not applicable

ITEM 3: KEY INFORMATION

A.  SELECTED FINANCIAL DATA
     The table below sets forth selected consolidated financial data for the Company as of and for each of the periods indicated. This selected consolidated financial data has been extracted, or derived from, and is qualified by reference to, the Company's consolidated financial statements as of December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, which have been audited by PricewaterhouseCoopers LLP, our independent auditors. The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in
Note 27 to the Company's audited consolidated financial statements included elsewhere in this annual report. The following information should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements included elsewhere in this annual report.



                                      DUNLOP STANDARD AEROSPACE HOLDINGS


                                        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED
                                       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
            ((POUND)IN MILLIONS)           2003              2002              2001              2000             1999

PROFIT AND LOSS DATA:
Amounts in accordance with U.K. GAAP
Revenues...............................(pound)456.6      (pound)451.8      (pound)444.9      (pound)384.1   (pound)325.7
Cost of goods sold.....................       339.3             326.6             314.4             259.7          221.1
Gross profit...........................       117.3             125.2             130.5             124.4          104.6
Other operating expenses...............        55.4              56.4              54.8              55.2           45.7
Operating profit pre-exceptional.......        61.8              68.9              75.7              69.2           58.9
Exceptional item1......................         3.7               3.8               -                 -              -
Operating profit after-exceptional.....        58.1              65.1              75.7              69.2           58.9
Finance costs..........................        32.0              43.2              41.9              40.7           39.5
Profit on ordinary activities before           26.2              21.9              33.7              28.5           19.4
taxation...............................
Taxation ..............................        13.1              10.0              13.3              11.8            6.9
Profit for the financial period........        13.0              11.9       (pound)20.5       (pound)16.8    (pound)12.6

Amounts in accordance with U.S. GAAP
Income from operations under U.S. GAAP  (pound)44.3       (pound)55.0       (pound)63.0       (pound)55.4    (pound)45.5
Net income/(loss)........................(pound)2.7       (pound)10.7        (pound)5.9       (pound)(4.5)   (pound)13.8

1.   The total exceptional item charge in 2003 of(pound)3.7 million relates to our efforts to acquire a business that was ultimately purchased by another company, and the total 2002 exception item charge of (pound)3.8 million related to costs incurred in relation to a proposed plan to seek a listing of the group's shares on the New York Stock
     Exchange.


                                        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED
                                       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
            ((POUND)IN MILLIONS)           2003              2002              2001              2000             1999

CASH FLOW STATEMENT DATA
Amounts in accordance with U.K.GAAP
Net cash inflow from operating          (pound)85.5       (pound)62.7       (pound)80.6       (pound)81.3    (pound)80.7
activities..
Net cash (outflow) from returns on
investments and servicing of
finance................................       (31.0)            (43.3)            (40.3)            (37.2)         (34.2)
Tax paid...............................        (8.1)             (7.7)             (8.9)            (11.2)          (1.8)
Net cash (outflow) from capital
expenditure and financial                     (18.9)            (31.6)            (35.9)            (26.5)         (26.0)
investment.....................
Net cash (outflow) from acquisitions
and disposals..........................          --                --                --                --             --
Management of liquid resources -
short term deposits....................          --                --             (11.4)               --             --
Net cash (outflow)/inflow from
financing..............................       (23.9)              8.3               8.4             (15.7)          (0.5)
Increase/(decrease) in cash............  (pound)3.7      (pound)(11.6)      (pound)(7.5)      (pound)(9.3)   (pound)18.1


Amounts in accordance with U.S. GAAP
Net cash inflow/(outflow) from
operating activities................... (pound)37.4        (pound)9.4       (pound)22.1       (pound)28.3    (pound)38.5
Net cash used in investing                     (6.2)            (29.4)            (38.3)            (22.1)         (20.0)
activities......
Net cash (outflow)/inflow from
financing..............................       (45.7)             26.4               7.5             (20.3)           5.7
Net increase/(decrease) in cash under
U.S. GAAP..............................(pound)(16.0)       (pound)4.5       ((pound)8.2)     (pound)(12.5)   (pound)24.5


                                          AS OF             AS OF             AS OF             AS OF             AS OF
                                       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
            ((POUND)IN MILLIONS)           2003              2002              2001              2000             1999
BALANCE SHEET DATA
Amounts in accordance with U.K. GAAP
Fixed assets
remove      s sold.....................       339.3             326.6             314.4             259.7          221.1
  Intangible fixed assets............. (pound)336.9      (pound)341.9      (pound)355.7      (pound)346.4   (pound)333.6

  Tangible fixed assets...............        160.9             178.6             174.7             159.2          141.8
Current assets
  Inventories.........................         67.2              69.4              68.5              64.5           50.3
  Investments.........................          0.1                 -                 -                 -              -
  Debtors (as restated)...............        132.3             130.3             125.3                            100.3
                                                                                                   132.2
  Cash at bank and in hand............         17.6              33.6              40.6              37.2           49.7
Creditors--due within one                     (50.3)            (67.9)            (54.4)            (21.0)         (20.2)
year-borrowings.......................
Creditors--due within one year-other          (98.3)            (85.0)            (92.1)           (111.9)         (57.4)
creditors.............................
Net current assets....................         68.5              80.3              87.9             101.0          122.8
Total assets less current liabilities.        566.3             600.9             618.3             606.6          598.2
Creditors--due after more than one year      (298.5)           (352.5)           (384.1)           (392.4)        (397.5)
Provisions for liabilities and charges        (31.7)            (22.6)            (18.7)            (19.2)         (24.9)
                                       (pound)236.2      (pound)225.7      (pound)215.5      (pound)195.0   (pound)175.8

Called up share capital............... (pound)160.0      (pound)160.0      (pound)160.0      (pound)160.0   (pound)160.0
                                                                                     --                --             --
Profit and loss account...............         76.2              65.7              55.5              35.0           15.8
Total shareholders' funds............. (pound)236.2      (pound)225.7      (pound)215.5      (pound)195.0   (pound)175.8
Amounts in accordance with U.S. GAAP
Total assets.......................... (pound)704.6      (pound)760.8      (pound)791.7      (pound)779.6   (pound)735.2
Long-term debt........................        346.8             401.2             435.4             417.4          412.5
Shareholders' equity..................        170.9      (pound)172.9      (pound)163.6      (pound)157.0   (pound)154.0



                                        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED
                                       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
            ((POUND)IN MILLIONS)           2003              2002              2001              2000             1999

OTHER FINANCIAL DATA:
Amounts in accordance with U.K. GAAP
Depreciation and amortization.......... (pound)18.9       (pound)19.2       (pound)18.5       (pound)13.8    (pound)10.3
Capital expenditures................... (pound)10.3       (pound)33.5       (pound)28.5       (pound)22.7    (pound)19.9

    EXCHANGE RATES

     Fluctuations in the exchange rate between the pound sterling and other currencies may affect our business. Our revenues, costs, assets and liabilities are denominated in multiple currencies, particularly the U.S. dollar, the pound sterling, and the Canadian dollar. This exposes us to fluctuations in various currencies, which may affect our financial condition and results of operations as reported in pounds sterling. For example, the pound sterling appreciated 8.7% against the U.S. dollar in 2003 and appreciated 4.2% against the U.S. dollar in 2002 (based on average exchange rates for those years). These changes had a negative effect on our U.S. dollar-denominated revenues and earnings in 2003 and 2002 as reported on a pound sterling basis. In addition, these changes had a positive effect on the sterling value of our U.S. dollar denominated debt in 2003 and a positive effect on the sterling value of our U.S. dollar denominated debt in 2002.

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

YEAR ENDED DECEMBER 31,                          HIGH             LOW        AVERAGE(A)     PERIOD END
                                                              (US$ PER (POUND)1.00)

1999 ....................................         1.68             1.55         1.62          1.62
2000 ....................................         1.65             1.40         1.52          1.50
2001.....................................         1.50             1.37         1.44          1.45

2002.....................................         1.61             1.41         1.50          1.61
2003.....................................         1.78             1.55         1.63          1.78

2003 October.............................         1.70             1.66
2003 November............................         1.72             1.67
2003 December............................         1.78             1.72
2004 January.............................         1.85             1.78
2004 February..............................       1.90             1.82
2004 March....................................    1.87             1.79


As of 12th April 2004, the exchange rate was 1.84

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

         Downward trends in the aerospace and defense industry may reduce demand for our products and services, which could materially adversely affect our business, results of operations and financial condition in future periods. Those trends could include the following:

o any overall decrease in the growth of the aerospace and defense markets, whether resulting from any decrease in aircraft usage, aircraft production or otherwise; or

o any decrease in outsourcing by military and civilian aircraft operators or engine manufacturers.

The U.S. and other world markets have recently experienced an economic downturn, and some of the market segments that we serve have been affected by this downturn. As a result, our business and financial results have been adversely affected. If this economic downturn were to continue for an extended period or if conditions were to worsen, there would be a further negative impact on our business and financial results. Further, concerns about the possibility of terrorist attacks and uncertainty relating to the ongoing occupation of Iraq have adversely affected the U.S. and world economies. Subsequent developments may lead to future acts of terrorism or additional hostilities, as well as economic and political instability. While the precise effects of such instability on our industry and our business is difficult to determine, it may negatively impact our business, financial condition, results of operations and cash flows.

COMMERCIAL AIRLINES - CURRENT CONDITIONS IN THE AIRLINE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

         The economic downturn, together with terrorist attacks and conflicts in the Middle East, has adversely affected the financial condition of many commercial airlines. Additionally, commercial airline travel has been adversely affected by health concerns related to Severe Acute Respiratory Syndrome, or SARS. In response, some airlines have reduced their aircraft fleet sizes, resulting in decreased aftermarket demand for some of our products. Several airlines recently have declared bankruptcy or indicated that bankruptcy may be imminent. Additionally, in 2003 both Boeing and Airbus delivered fewer aircraft than in 2002, reducing deliveries from approximately 370 in 2002 to approximately 280 in 2003, while Airbus deliveries were approximately the same in 2002 and 2003. In the event that these trends should continue, they would adversely affect our results of operations and cash flows.

DEFENSE SPENDING OR MILITARY OUTSOURCING REDUCTIONS--DECREASES IN SPENDING OR OUTSOURCING BY MILITARY ORGANIZATIONS, WHICH ARE AMONG OUR MAJOR CUSTOMERS, COULD MATERIALLY REDUCE OUR REVENUES AND ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         Defense spending by U.S., Canadian and European governments generally declined throughout the 1990s and may decline again in the future. In addition, the outsourcing by the U.S. military of certain repair and overhaul functions that has occurred over the last decade may cease or decrease in the future. U.S. federal law prevents the U.S. military from outsourcing more than 50% of its spending, and we believe that the military is approaching this threshold. We estimate that we generate approximately one-third of our revenues from products and services provided directly or indirectly to military organizations. If military spending declines in the future or is refocused away from markets in which we operate or aircraft in which our products are used, or if military outsourcing decreases or ceases, our business, results of operations and financial condition could be materially adversely affected.

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

o a more diverse product and/or service base, including products and/or services outside the aerospace and defense industry;

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

         The U.S. Department of Defense, the Canadian military and most other military organizations to which we provide parts and services similarly require us to comply with all applicable government regulations when providing parts or servicing their equipment and may conduct reviews similar to those conducted by civil regulatory authorities. We are also subject to U.S. Commerce, Treasury and State Department regulations and other governmental trade regulations that can increase costs and add to the complexity of doing business with aerospace and defense products. In addition, we may become subject to new governmental regulations if we expand our business into new countries or sell new products or services. The imposition of new, different or more stringent regulations could also materially adversely affect us because we might be unable to comply with them or compliance may require significant additional expenditures.

                         RISKS RELATING TO OUR COMPANY

RELIANCE ON CERTAIN ENGINE MANUFACTURERS -- IF WE FAIL TO OBTAIN OR MAINTAIN ENGINE SERVICE AUTHORIZATIONS FROM OEMS, OUR REVENUES, CASH FLOW AND PROFITABILITY COULD BE MATERIALLY ADVERSELY AFFECTED.

         We depend on authorizations provided by, or purchased from, engine manufacturers to service the engines made by them. These authorizations can provide important competitive advantages, such as discounts on parts and services purchased from the OEMs and access to OEM warranty programs and campaigns. If engine manufacturers fail to renew or extend existing service authorizations or if authorization fees or spare-part prices increase significantly, our revenues, cash flow and profitability may be materially adversely affected.

         We estimate that approximately 49% of our fiscal 2003 revenues were generated from servicing engine platforms manufactured by Rolls-Royce, and approximately 17% of our fiscal 2003 revenues were generated from servicing engine platforms manufactured by Pratt & Whitney. Our Rolls-Royce authorizations relating to the T56, 501K and A250 engine platforms were successfully renewed in 2003 for further five to eight year periods. We estimate that repair and overhaul services on the T56 and A250 engine platforms pursuant to those authorizations accounted for approximately 8% and 7%, respectively, of our fiscal 2003 revenues. Our Pratt & Whitney authorizations relating to the PW100 and PT6 engine platforms were successfully renewed in 2003 for a further five-year period. We estimate that repair and overhaul services on the PT6 and PW100 engine platforms pursuant to those authorizations accounted for approximately 8% and 9%, respectively, of our fiscal 2003 revenues.

         A number of factors could cause us to lose existing authorizations, including:

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

         We depend on certain component and raw material suppliers for our engine repair and overhaul and design and manufacturing operations. In our engine repair and overhaul business, our authorizations from OEMs generally require that we purchase any component parts we need for the performance of our services from the OEMs or their designated distributors. We estimate that in fiscal 2003, we made 34% of our total material purchases from Rolls-Royce, 15% of our total material purchases from Pratt & Whitney, 8% of our total material purchases from General Electric and 6% of our total material purchases from Aviall Inc., a Rolls-Royce distributor. The loss of Rolls-Royce, Pratt & Whitney, General Electric or Aviall as a supplier could have a material adverse effect on our business. In our design and manufacturing business, we tend to use sole source suppliers. We have at times experienced delays in receiving component parts and raw materials from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced. We produce the carbon used in the manufacture of our carbon brakes. If there were a significant disruption in our carbon manufacturing process, it would be very difficult for us to secure an alternative supply of carbon, which could lead to a prolonged disruption in our manufacture of carbon brakes and have a material adverse effect on our business, results of operations and financial condition.

DEPENDENCE ON KEY CUSTOMERS-- LOSS OF ANY OF OUR LARGE CUSTOMERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Our business depends on revenues of parts and services to a few large customers. We estimate that revenues to our top 10 customers comprised approximately 48% of our fiscal 2003 revenues. Our largest customer, Lockheed Martin, including revenues through the Lockheed Martin/Kelly USA contract, accounted for approximately 19% of revenues in fiscal 2003. In addition, we estimate that revenues to Rolls-Royce were approximately 18% of our revenues in fiscal 2003. Revenues from Rolls-Royce include engine repair and overhaul services, that accounted for approximately 11% of our fiscal 2003 revenues, which we provide to six end-users that maintain separate agreements with Rolls-Royce. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues, profits and financial condition could be materially adversely affected.

DEPENDENCE ON ENGINE AND AIRCRAFT USAGE--A DECLINE IN THE USAGE OF AIRCRAFT FOR WHICH WE MANUFACTURE PARTS OR ENGINES WE SERVICE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         A decline in the usage of aircraft for which we manufacture parts or service engines could have a material adverse effect on our results of operations and financial condition. Our results of operations and financial condition may also be adversely affected by changes in maintenance cycles and product life extensions. Both increases in the number of parked aircraft and decreases in aircraft utilization adversely affected the operating results of our design and manufacturing business in fiscal 2003.

         The long-term prospects of our engine repair and overhaul business depend on the total number of engines in use among the engine platforms we service and the amount of use such engines receive. Of the primary types of engine platforms we service, the number of T56 engines and their usage is declining. In addition, the number of A250, 501K, PT6, PW100 and APU engines and their usage has matured, which means that production of those engine platforms has ended or is about to end or aftermarket revenues are close to peak levels.

         While service needs in relation to engine platforms characterized as mature or declining continue for many years after engine production is discontinued, the long-term prospects for our repair and overhaul business depend on our becoming an authorized service provider on new or additional engine platforms, and no assurance can be given that these new authorizations will be obtained. Similarly, the long-term prospects for our design and manufacturing business depend on our products being chosen for use on new or additional aircraft platforms, and no assurance can be given that we will be successful in obtaining this new business.

REVENUE MIX - OUR REVENUE MIX MAY VARY AND MAY NEGATIVELY AFFECT OUR PROFIT MARGINS.

         For fiscal year 2003, our engine repair and overhaul revenues increased, while design and manufacturing revenues decreased, as a percentage of total revenues. On average, our profit margins on engine repair and overhaul revenues historically are less than our profit margin on design and manufacturing revenues. Any additional decreases in the percentage of our total revenues derived from design and manufacturing could have a material adverse effect on our business, financial position, results of operations or cash flows.

CONTROL OF THE COMPANY--DOUGHTY HANSON CONTROLS ALL MATTERS REQUIRING A SHAREHOLDERS VOTE AND CERTAIN OTHER MATTERS RELATING TO OUR DAY-TO-DAY OPERATIONS, AND ITS INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

         Nominees of limited partnerships for which Doughty Hanson & Co. Limited acts as general partner, and certain employees and directors of Doughty Hanson & Co. Limited, collectively referred to as Doughty Hanson, own approximately 90% of the common stock of our parent, Dunlop Standard Aerospace Group Limited, or DSAG. Accordingly, Doughty Hanson effectively controls all matters requiring a shareholders' vote, including the election of a majority of DSAG's board of directors. If circumstances arise in which the interests of Doughty Hanson conflict with your interests, such as if we are unable to pay our debts, you could be disadvantaged by the actions Doughty Hanson takes. Doughty Hanson's concentrated share ownership could also delay, discourage or preclude a change of control or the removal of management.

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

         Our revenues, costs, assets and liabilities are denominated in a variety of currencies, particularly the U.S. dollar, the pound sterling and the Canadian dollar. Our results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates. Accordingly, our operating performance may not be fully or accurately reflected in our financial results.

         We enter into hedging agreements to protect against currency transaction risk, including in respect of amounts owed under the Credit Agreement. However, we may not in all cases be able to manage our currency transaction risks through hedging, particularly given the volatility of exchange rates.

INTERNATIONAL OPERATIONS--OUR INTERNATIONAL OPERATIONS ARE EXPOSED TO VARIOUS RISKS WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We have a presence in 11 different countries with facilities in 7 of those countries. Most of our operations are in the United Kingdom, the United States and Canada, but we also have operations in other markets, including limited operations in China, and may in the future expand into additional markets. International operations are subject to many additional risks, including:

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

o political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

o    unstable economic, financial and market conditions;

o    cultural differences; and

o    increased expenses as a result of inflation.

     Any one of these factors could materially adversely affect our revenues of products or services to international customers, which could materially adversely affect our business, results of operations and financial condition.

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

         We have a substantial amount of debt. As of December 31, 2003, we had (pound)340 million of total indebtedness outstanding on a consolidated basis.

         Our obligation to make principal and interest payments could have important consequences, including the following:

o we will need to use a large portion of the money we earn to pay principal and interest on the Notes and other debt, which will reduce the funds available to us for other purposes;

o some of our debt has and will continue to have a variable rate of interest, which could result in higher interest expense in the event of increased interest rates despite our efforts to remove some of that exposure through hedging contracts;

o debt under the Credit Agreement will mature before the Notes do, even if the Notes have to be repaid in full for any reason; and

o we may have relatively more debt than our competitors, which may put us at a competitive disadvantage.

Our large amount of debt and our costs may:

o    make us more vulnerable to economic and industry downturns;

o reduce our flexibility in responding to changing business and economic conditions, including increasing competition in both the repair and overhaul and manufacturing businesses; and

o limit our ability to pursue other business opportunities, borrow more money for operations or capital expenditures in the future, compete effectively and implement our business strategies.

         For example, we will need money to maintain and expand our repair and overhaul and manufacturing businesses. Although we believe that the money we earn, together with the proceeds from this offering and the money we can borrow under the Credit Agreement, will be enough for these purposes, we may be wrong or our plans may change in the future. In that case, we may need to find money from other sources, which may not be available or may be available only on onerous terms.

RISK OF INSUFFICIENT CASH FLOW--WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS, INCLUDING PAYMENTS ON THE NOTES.

         Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are beyond our control, affecting our engine repair and overhaul and design and manufacturing operations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the revenues and the amount of proceeds realized from those revenues, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the Notes.

RESTRICTIONS IN DEBT--OUR CURRENT AND FUTURE OPERATIONS PARTICULARLY OUR ABILITY TO RESPOND TO CHANGES IN OUR BUSINESS OR TO TAKE CERTAIN ACTIONS ARE RESTRICTED BY THE TERMS OF THE DEBT WE HAVE INCURRED.

         The terms of the indenture governing the Notes and the Credit Agreement contain, and future indebtedness of ours would likely contain, a number of restrictive covenants that will significantly limit our flexibility in operating our businesses. In particular, these agreements limit our ability to:

o    incur additional debt;

o    pay dividends and make other restricted payments;

o    make certain investments or buy assets;

o    use assets as security for borrowing money or in other transactions;

o    sell our assets;

o    enter into certain transactions with affiliates;

o transfer all or substantially all of our assets or merge or consolidate with other companies;

o    sell or issue preferred stock of certain of our subsidiaries;

o    enter into sale and leaseback transactions;

o    make capital expenditures;

o    prepay junior debt; and

o    repay other debt.

         The Credit Agreement also requires our operating subsidiaries to meet certain financial ratios and tests. They may not be able to meet these tests for reasons beyond their control. If they fail to comply with the obligations in the Credit Agreement, there could be an event of default under that agreement. In addition, the lenders under the Credit Agreement might declare the debt under that agreement immediately due and payable and seek to foreclose on our assets which secure that debt. If there is a default under the Credit Agreement, the operating subsidiaries may not have sufficient assets to repay the debt under that agreement and other debt, including the Notes.

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


         We estimate that more than 90% of our fiscal 2003 revenues were generated from aftermarket revenues, and that approximately 80% of our design and manufacturing fiscal 2003 revenues related to aircraft or engines where we were the sole designated provider of the relevant parts. We believe we have a diverse customer base encompassing a variety of sectors of the aerospace and defense industry, including the regional, military and business sectors, which we estimate together accounted for approximately 82% of our fiscal 2003 revenues as well as the large commercial aviation and helicopter sectors, which we estimate accounted for approximately 7% and 8% of our fiscal 2003 revenues, respectively. We have become a leader in many of our products and services by investing in advanced technologies and by successfully applying those technologies to provide high quality parts and services at lower costs. We have a presence in 11 different countries and facilities in seven of those countries, with our largest facilities located in the United Kingdom, Canada and the United States. For the year ended December 31, 2003, we had revenues of (pound)456.6 million and operating profit before exceptional item of (pound)61.8 million.

         Engine Repair and Overhaul. We provide comprehensive repair and overhaul services on a wide range of small to medium-sized gas turbine engines to more than 1,400 customers worldwide. In addition, we offer our customers value-added maintenance solutions, including cost-saving component restoration services, logistic services, spare engine planning and proprietary diagnostic tools. Most of the engine platforms we repair and overhaul are used on regional, military and business aircraft, and helicopters rather than on large commercial aircraft. We also repair and overhaul engines in industrial operations related to pipelines, cogeneration and marine technologies and operations. We estimate that we generated approximately 74% of our repair and overhaul service revenues in fiscal 2003 from servicing engine platforms with respect to which we believe we had the largest or second-largest market share among all service providers. We believe that the combination of our rapid turnaround times, proprietary engine rebuild and parts restoration capabilities and comprehensive service offerings enables our customers to reduce their inventory requirements and help lower their total operating costs. The engine repair and overhaul division accounted for approximately 73% of our revenues for the year ended December 31, 2003.

         Design and Manufacturing. We design and manufacture a wide variety of precision-engineered and specialized parts sub-systems and systems for use primarily in the aerospace and defense industry, including:

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

         We use our technological strengths to offer our customers better quality products which can help lower our customers' operating costs. We believe that these practices enhance customer loyalty and, together with the sole-source nature of many of our products, provide us with recurring revenues opportunities during the operational lives of the aircraft and engine platforms using our products. We estimate that approximately 80% of our design and manufacturing revenues for fiscal 2003 related to aircraft or engines where we were the sole designated provider of the relevant parts. The design and manufacturing division accounted for approximately 27% of our revenues for the year ended December 31, 2003.

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

         Engine Platforms Serviced. The following table sets forth key information with respect to the primary types of engine platforms that we service:

                              FISCAL
                               2003       ESTIMATED     DATE FIRST     ESTIMATED
                             REVENUES      NUMBER     INTRODUCED/FIRST  PRODUCT
                                (IN       CURRENTLY    SERVICED BY    LIFE-CYCLE
 ENGINE AND ENGINE TYPE     MILLIONS)(1)  IN USE(2)    THE COMPANY      STAGE(3)   PRINCIPAL APPLICATIONS
ROLLS-ROYCE
T56/501D (turboprop)    (pound)105.2        8,300       1954/1960      Declining   Used primarily in milItary transport
                               (23%)                                               planes, including the Lockheed C-130
                                                                                   Hercules; commercial version is the
                                                                                   501D.

AE3007 (turbofan)        (pound)67.4        1,500       1996/1997       Growth     Used in the Cessna Citation X
                               (15%)                                               business jet and the Embraer
                                                                                   135/140/145 regional jet.

A250  (turboshaft)       (pound)29.9       12,900       1967/1967       Mature     Helicopter engine used in many
                               (7%)                                                Bell and McDonnell Douglas
                                                                                   helicopters.

AE2100 (turboprop) 2100A (pound)12.5         460        1991/1993       Growth     Used primarily in military
--------------------------     (3%)                                                transports, including the new
2100D3                                                                             model C-130J Hercules, and also
                                                                                   in commercial aircraft.

501K (industrial)        (pound)9.0         1,500       1963/1969       Mature     Developed from T56 for use in
                               (2%)                                                marine and industrial
                                                                                   applications, generally power
                                                                                   generation.
PRATT & WHITNEY

PW100 (turboprop)        (pound)38.6        3,500       1984/1995       Mature     Used in several medium-sized
                               (8%)                                                regional aircraft including the
                                                                                   ATR and the Dash 8 Series.

PT6A (turboprop)         (pound)36.7       19,590       1964/1986       Mature     Used in several medium-sized
                               (8%)                                                business and military aircraft
                                                                                   such as the Raytheon King Air
                                                                                   Services and JPATS.
HONEYWELL

APU (turboshaft)         (pound)8.3         6,500       1979/1997       Mature     Series of engines used in several
Includes series 36 and         (2%)                                                business, regional, military
85(4) commercial aircraft.

GENERAL ELECTRIC

CF34 (turbofan)          (pound)14.4        2,900      1995/second      Growth     Used on Bombardier CRJ regional
                               (3%)                    half of 2002                jets and Canadian Challenger
                                                                                   business jets.

LM1600 (industrial)      (pound)5.4          135         1991 (as       Growth     Used in marine and industrial
                               (1%)                      aircraft                  applications.
                                                       engine)/1994
_______________

(1)     Management's estimates. Percentages are based on our revenues for fiscal 2003.

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

(4)     Includes only auxiliary power units (APUs) currently installed on aircraft for which we have capabilities. Does not include spares or ground support units.

         We believe that the customers and demand for each engine platform that we repair and overhaul are distinct. We have divided our engine repair and overhaul operations into three divisions which include nine business units, each of which serves a component of our market and four of which service a single engine platform. These repair and overhaul business units operate from various service centers and overhaul facilities based primarily in Canada, the United States, the Netherlands, Singapore and Australia.

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

o The work completed in the disassembly and inspection process enables us to obtain detailed information concerning which parts can be reused or remanufactured and which must be replaced, as well as the approximate labor needed to complete the job. Our computer system identifies and tracks the parts and associated work orders from each engine in order to maintain the integrity of the engine throughout the overhaul process. Our personnel provide complete and detailed listings of all repair and overhaul work steps and processes to be completed. If additional work is deemed necessary, we negotiate resulting price and scheduling issues with the customer.

o Parts Remanufacturing and Replacement.. The next phase of an overhaul involves remanufacturing existing parts to specifications set by our customers. This entails a combination of machining, parts coating, welding, heat treatment, metalizing, metal reshaping, surface finishing and restoration of its original finish. During this phase, we use procedures designed to ensure that parts are prioritized and tracked through the remanufacturing phase. Tight control is maintained over scheduling for each part, in order to enable us to remain within our required turnaround time. Although we subcontract a limited number of processes to third parties, the majority of the work is done in our facilities using proprietary or specialized manufacturing techniques. If a part cannot be remanufactured, we may install either a new part or a previously remanufactured part from inventory. We maintain an inventory of serviceable parts that have been remanufactured for this purpose. Overhauling parts or using serviceable parts from inventory in lieu of new parts generally lowers customer costs and increases our margins when compared to an engine overhaul that consists of exclusively new parts. In addition, these manufacturing and service capabilities are integral to our competitive position because they enable us to maintain or increase the quality of work we perform and significantly reduce costs and turnaround times relative to those of our competitors.

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

         Engine Leasing Program. When a customer transfers an engine to us for repair and overhaul work, we may lease or rent an engine of the same type to the customer so that the customer can continue to operate their aircraft. We own engines for most of the engine platforms on which we perform repair and overhaul work. The net book value of our engines available for lease was approximately (pound)16.5 million at December 31, 2003. The cost of this lease or rental is generally included in the total overhaul costs charged to the customer.

         Repair and Overhaul Facilities. Our repair and overhaul facilities are located primarily in Canada and the United States, as well as the Netherlands. In Canada, we have 10 facilities in Winnipeg and facilities in Vancouver and Montreal. In the United States, our largest facilities are located in San Antonio and Knoxville, and we have numerous sales facilities throughout the country. We also have service facilities in Singapore and Australia. Each repair and overhaul facility generally focuses on a specific type of engine platform, although our Winnipeg facilities service a number of platforms. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures in the past few years and the redesign of our facilities.

o        Design and Manufacturing

         Most of our parts revenues are comprised of aftermarket revenues, which consist of replacement parts revenues, installation and technical services to customers worldwide. Some initial products are, however, provided to the OEM free of charge in exchange for securing sole- or dual-source orders for spare parts, as is generally done in the industry. Aftermarket customers generally purchase replacement parts from the original manufacturer, as the expense of recertification and the high costs in terms of time and capital for a competitor to develop and produce equivalent parts reduce the amount of potential suppliers.

         In fiscal 2003, we estimate that approximately 69% of our design and manufacturing revenues were attributable to the aftermarket. We estimate that we received 16% of our fiscal 2003 revenues from revenues of wheels, brakes and braking systems, 6% from revenues of engine components such as heat exchangers, coolers, bleed valves and actuation, and 4% from revenues of polymer and composite products. The magnitude of these revenues is determined by aircraft usage. The demand for our aftermarket parts and services is directly related to our extensive installed base. Generally, parts are replaced after a certain number of landings, at regular intervals based on aircraft flight hours or, in the case of engine or other parts, when the aircraft or engine is undergoing service and repair.

         Our products are used on a wide variety of aircraft worldwide. Our engine parts are generally sold to U.S. and European engine OEMs; for example, we estimate that approximately 26% of our fiscal 2003 revenues of engine components were to Rolls-Royce, and approximately 9% of our fiscal 2003 revenues of engine components were supplied to Pratt & Whitney. We believe that such a large proportion of revenues to one customer is typical among engine component manufacturers.

         We are generally a sole-source manufacturer for the products we manufacture, although we compete with respect to certain standardized parts. One notable exception is our participation on the Boeing 757 programs, where we were competing with another manufacturer in respect of the initial wheels and brakes installed. This competition will be now be confined to the aftermarket with the announcement from Boeing in 2003 that they would no longer produce the B757 aircraft commencing in 2004. Once an operator selects us as a source, however, our systems cannot be readily replaced as our parts are custom-designed and are generally not replaceable with another vendor's product. Even in the case of parts where another manufacturer might be available, we typically maintain revenues of that product over the entire useful life of the platform on which the product is being used.

         We estimate that approximately 90% of our fiscal 2003 design and manufacturing revenues were derived from long-term programs. These include long-term supply contracts with the various OEMs, as well as long-term relationships and agreements with military organizations and certain major aircraft operators who have entered into contracts for the life of their fleet. The sole-source nature of many of our aviation parts results in more stable part revenues for as long as they are operating aircraft fitted with equipment using those parts. Our contracts with OEMs are generally long-term arrangements containing pricing terms with built-in escalation formulae.

         Revenues for any particular one of our products over the useful life of an aircraft or engine will vary, but will generally be several times the value of the initially provided parts. For wheels and brakes we generally provide the initially installed products to the OEM free of charge, in order to secure a sole-source position in aftermarket parts revenues. We expect that aftermarket revenues to significantly exceed the cost of the initial system provided to the OEM. Although we estimate a typical useful life for an aircraft is approximately 25 years, this varies from aircraft to aircraft. Some aircraft, such as the Hawker 800, have useful lives exceeding 25 years, and other aircraft are continually refurbished or retrofitted with new equipment in order to extend their useful lives. Where we have provided our parts when an aircraft is first built, we expect revenues relating to those parts to provide significant revenues in future years.

         The estimated percentage of our design and manufacturing division's revenues derived from each of its main product groups is set forth below.

                                                                   % OF DESIGN AND
                                                  FISCAL            MANUFACTURING
PRODUCT                                       2003 REVENUES (1)        REVENUES       % OF TOTAL REVENUES
-----------------                             -----------------    ---------------    -------------------
                                              ((POUND) IN MILLIONS)
Wheels, brakes and braking systems             (pound)73.3                60%                 16%
Engine components                                     28.5                23%                  6%
Ice protection, composites and seals                  19.6                16%                  4%

Total                                         (pound)121.4               100%                 27%

 (1) Management estimates of revenues by product.

         Wheels, Brakes and Braking Systems. We design, manufacture and service wheels, brakes and brake management systems for the regional, military, business and large commercial aircraft markets. Wheels and brakes include the brake, main wheel and nose wheel assemblies. Brake management systems consist of digital and analog anti-skid systems, automatic braking systems, electronic brake-by-wire systems and brake temperature monitoring systems. A braking system consists of a combination of brakes and brake management systems. Generally, brakes are replaced after a certain number of landings., We manufacture wheels, brakes or brake management systems for 22 major programs and will provide such systems for two additional aircraft programs that are about to enter either production or service. Information relating to the ten largest programs, in terms of revenues we generated in 2003, is set out below.

                                                                               DATE OF
                                                 ESTIMATED                     INITIAL
                                    2003         NUMBER OF                     INVESTMENT/   ESTIMATED
                                    REVENUES     SYSTEMS                       FIRST         PRODUCT
                          BRAKE    ((POUND)      CURRENTLY                     SERVICED      LIFE-CYCLE
BRAKING SYSTEM PROGRAM    TYPE     MILLIONS)1    IN USE (2)    CLASSIFICATION  BY US         STAGE (3)     SOURCE
----------------------    ------   -----------   ------------  --------------  ----------    ----------    ------
Avro RJ (BAe 146)         Carbon  (pound)10.4      380         Regional        1981/1983     Mature (4)    Sole
Boeing 757-200            Carbon  (pound)9.3       980         Large           1982/1984     Mature        Dual (5)
                          and                                  Commercial
                          Steel
ATR 72                    Carbon  (pound)6.3       280         Regional        1989/1989     Growth        Sole
Eurofighter               Carbon  (pound)5.5        35         Military        1989/2003     Growth        Sole
Bae Hawk                  Steel   (pound)4.6       430         Military        1972/1974     Growth        Sole
Hawker 800 Program        Steel   (pound)4.1       800         Business        1963/1964     Growth        Sole
AV8B/Harrier              Carbon  (pound)3.4       430         Military        1974/1978     Mature        Sole
Gulfstream GIV/SP(6)      Carbon  (pound)2.9       400         Business        1990/1992     Growth        Sole
Fairchild Dornier 328     Carbon  (pound)2.0        90         Regional        1997/1999     Mature6)      Sole
Tornado                   Steel   (pound)1.3       500         Military        1970/1975     Mature        Sole
_____________

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

(4)  Production of the Avro RJ (Bae 146) and development of the RJX ceased in 2001.

(5)  Approximately 250 of the Boeing 757-200 aircraft in service are fitted with our wheels and carbon brakes which represents 87% of those fitted with carbon brakes, and the remainder are fitted with BF Goodrich wheels and steel or carbon brakes.

(6)  The Gulfstream GIV/SP aircraft is fitted with our equipment for current production but the original Gulfstream GIV was fitted with ABSC equipment and approximately 100 of the 450 total fleet have not been retrofitted to our wheels and brakes.

(7)  In April 2002, Fairchild Dornier filed for bankruptcy. In March 2003 it was formally announced that Fairchild
     Dornier had been acquired by Avcraft and management believes that production will recommence in early 2005.


         Other major aircraft platforms to which we provide brake-related parts include Panavia Tornado, Jetstream 31, 41 and 61, CASA 295 and Fokker F27. In addition, our wheel and braking systems are being installed on the Nimrod 2000, and we have been selected as part of a team with Honeywell to provide wheels and carbon brakes for the Joint Strike Fighter and the Airbus A380. The first planes under the Joint Strike Fighter Program are expected to be delivered in 2008 and the first aircraft under the Airbus A380 program are scheduled to be delivered in 2006. With respect to the Joint Strike Fighter, we have entered into a binding memorandum of agreement which ultimately will be replaced by a sub contract between Honeywell Inc. and Dunlop Aerospace Limited.

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

         Manufacturing Facilities. Our manufacturing facilities are located primarily in the United Kingdom and North America. In the United Kingdom, we have two facilities in each of Coventry and Leicestershire and a facility in Birmingham. We also have service facilities in Liege, Belgium and Singapore. In the United States, our largest facility is located in Troy, Indiana, and we also have a facility in Atlanta. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures in the past few years, including a significant upgrade of our main wheel and brake test facility in Birmingham.

         Manufacturing Processes. Our manufacturing processes differ for each product we manufacture. We produce carbon brakes using Chemical Vapor Deposition, or CVD furnaces. CVD furnaces are large devices, costing approximately (pound)4 million to (pound)6 million each, and are used to produce carbon brake discs by impregnating carbon fibers with carbon-rich natural gas at extremely high temperatures. The process requires carbon fibers to be woven into sheets from which cut-outs are produced. These pieces are then bonded together in the carbon furnace. The rough product is then machined into the required shape and dimension. We also produce steel brakes, for example, using copper- or iron-based compounds that are sintered and riveted onto a plate. Our machining facilities are used to produce the mechanical components of wheels and brakes, which are specific to each model of aircraft. Our other manufacturing operations use similar machining techniques. Engine bleed valve and heat exchanger manufacturing, generally involves precision turning and machining of stainless steel alloys and aluminum-based alloys and assembly and testing of the manufactured product. A new manufacturing facility was commissioned in 2003 to produce Aluminum MMC material for the A380 wheels and brakes program. This light weight material offers significant weight savings over more traditional metal alloys currently employed in the Aerospace industry.

SALES AND MARKETING

         We market and sell our aerospace and defense products and services to more than 1,400 engine repair and overhaul customers and approximately 1,200 aviation parts customers worldwide, including OEMs; civilian, military, government and industrial end-users; commercial, regional, commuter and charter airlines; corporate fleets; helicopter operators; and third-party overhaul shops. Sales are made through a combination of direct marketing, revenues personnel and independent representatives, distributors and various agents. Actual revenues methods vary depending on the product or service we are offering, the customer and the market for that product or service. Sales methods include:

o competitive bids, where we will submit a bid in response to a tender solicitation and the customer will award the contract based on a competitive evaluation;

o direct revenues, where customers are contacted directly by our revenues and support network when engine service work is coming due or when we have developed new parts or repairs which we believe the customer may want;

o indirect revenues, where we contract with a local aircraft service provider or with an agent or agency to represent us to a group of customers or in a geographic region on a commission basis; and

o contracts that incorporate customer amounts payable based on hourly or usage rates and expected repair times, which generally cover larger numbers of engines or brakes and are of longer duration.

         We focus on meeting customer needs and building long-term relationships, which allow us to develop both products and processes to meet the specific requirements of those customers.

         We have entered into several long-term agreements which are expected to give us an ongoing sales stream. Some of these contracts contain estimates of the services or the number of parts a customer will require over the term of the agreement and define the various responsibilities of the parties. These agreements are often terminable at will by the customer with respect to uncompleted portions of the contract or purchase order. However, we are often the sole source supplier, particularly with respect to parts we manufacture. In such cases, any new aircraft or engines manufactured must incorporate our parts unless the manufacturer is willing to go through the time and expense of obtaining certification for a different supplier.

         Prices for engine repair and overhaul services and for aviation parts are set in a number of different ways, generally depending on the service or product offered and the market. Types of contracts that we enter into include:

o time and material contracts, where labor and materials costs are marked up and, in the case of repair and overhaul contracts, parts are provided at a discount from the OEM new list price;

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

BACKLOG AND LONG-TERM CONTRACTS

         The backlog for repair and overhaul services and manufactured parts consists of a combination of our customers' projected requirements and unfilled orders to be completed per year. It is represented largely by contracts and orders that may be canceled by customers. We estimate that as of December 31, 2003, we had unfilled but outstanding orders worth approximately (pound)60 million for manufactured parts for 2004 and beyond. Our engine repair and overhaul group generally does not have significant amounts of unfilled but outstanding orders, except under certain military contracts.

         We estimate that approximately (pound)184 million or 40% of our fiscal 2003 revenues were derived from long-term contracts, many of which are with military and government counterparties. We estimate that approximately (pound)13 million of those revenues was generated from contracts which will end or be terminated under their terms before December 31, 2004, and approximately (pound)15 million of those revenues were generated from contracts which will end or be terminated under their terms before December 31, 2005.

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

GOVERNMENTAL REGULATION

         The aerospace and defense industry is highly regulated to ensure that products and services meet stringent safety and performance standards. Both of our divisions are regulated by governmental and intergovernmental agencies worldwide, such as the FAA and equivalent government agencies in other countries, and by both aircraft and engine manufacturers' guidelines, both of which generally require that engines be overhauled and that identified engine components be replaced after a certain number of flight hours and/or takeoffs and landings. All aircraft, engines and associated components are subject to stipulated maintenance, repair, overhaul and replacement criteria based on certain numbers of flight hours and/or takeoffs and landings. Inspection, maintenance and repair procedures for the various types of aircraft engines and components are prescribed by regulatory authorities and can be performed only by certified repair facilities and/or by certified technicians. Aircraft component manufacturers are also highly regulated, and must have all of the components they produce certified by the relevant civil airworthiness authority. In some cases, we must obtain certifications from individual OEMs as well, in order to engineer, sell and service parts and components used in specific aircraft platforms.

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

OEM AUTHORIZATIONS

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

         We are currently authorized by the OEMs to service all the engine platforms we service other than those manufactured by Honeywell, which are confined to APUs which are generally not considered flight critical elements of aircraft operation. Authorization agreements are in place for all Rolls-Royce, General Electric and Pratt & Whitney engine platforms we service. No material authorization expires prior to November 1, 2008. In the past, our agreements have generally been renewed or extended at their expiration.

         Generally, we have paid an authorization fee to each OEM that has currently authorized us, and in each case we have binding legal contracts. In certain cases, we also pay authorization fees and royalties, or fulfill other conditions set by the OEM in order to renew our authorizations. Our authorizations may not be extended in the future, however, and we may not be able to obtain authorizations for different engine platforms.

ENVIRONMENTAL REGULATION

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

RAW MATERIALS

Engine Repair and Overhaul

         The primary sources of parts and components for our overhaul operations are the engine OEMs, who largely control the supply of new parts. Other suppliers include parts brokers, airlines and aircraft leasing companies. The supply of parts and components for our aftermarket revenues is affected by the availability of excess inventories that typically become available for purchase as a result of new aircraft purchases by commercial airlines, which reduce the airlines' need for spares supporting the replaced aircraft. Aftermarket supply is also affected by the availability of older, surplus engines that can be purchased for the value of the major parts and components.

         Generally, supply needs are determined by the management of each local repair facility. Because of long supplier lead times and the lack of a contracted backlog of orders, local management estimates likely activity to determine the necessary level of inventory. Each major supplier has a price list, which is updated periodically, usually annually, from which we make our purchases. We estimate that in 2003 Rolls-Royce and Pratt & Whitney were our largest and second-largest suppliers, accounting for about (pound)75 million and (pound)32 million, respectively, or approximately 34% and 15%, respectively, of our total material purchases. We have signed supply agreements with all our major OEMs, including Rolls-Royce, which is one of the three largest aircraft engine manufacturers worldwide. We estimate that in 2003 an additional (pound)13 million of Rolls-Royce parts, or approximately 6% of our total material purchases, were purchased from Aviall Inc. of Dallas, Texas which has contracted with Rolls-Royce to distribute T56/501D and A250 spare parts. Rolls-Royce parts are generally not available other than from Rolls-Royce, Aviall Inc. or the surplus parts market. We have no reason to believe that such parts will not continue to be available from Rolls-Royce or Aviall Inc. We have a similar supply agreement with Pratt & Whitney. Our CF34 contract with General Electric is different from these arrangements as we purchase our parts on consignment from General Electric allowing us to reduce our inventory costs.

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

         Our manufacturing operations, particularly those related to wheels, brakes and braking systems, generally have a mix of long-term supply contracts (with various commitment periods) for raw materials and individual purchase orders. These operations tend to use only single sources to supply raw materials, and we believe that those suppliers have proven reliable in terms of both quality and timeliness of deliveries. We also believe that alternative sources of supply could be developed if necessary, however this may involve initial production set-up costs and qualification costs which may be significant, depending upon the component.

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

CUSTOMERS

General
          We estimate that revenues to our top 10 customers comprised approximately 48% of our fiscal 2003 revenues. Our largest customer, Lockheed Martin, accounted for 19% of revenues in fiscal 2003, including revenues through the Lockheed Martin/Kelly USA contract. In addition, we estimate that revenues to Rolls-Royce were approximately 18% of our fiscal 2003 revenues. Revenues from Rolls-Royce include engine repair and overhaul services, that accounted for approximately 11% of our fiscal 2003 revenues, which we provide to six end-users that maintain separate agreements with Rolls-Royce.

Engine Repair and Overhaul

          Civil. During fiscal 2003, we served a broad base of approximately 1,400 repair and overhaul customers in the civil aviation industry worldwide. The largest of those customers are Rolls-Royce, for whom we provide subcontracting services on a warranty, program or campaign basis, and Skywest Airlines. Corporate customers include both private individuals and company business aircraft and certain helicopter operators in the oil, timber and mining industries. Airline customers tend to be concentrated in North America and range from large regional fleets owned by or servicing major carriers to smaller regional commuter airlines, charter companies and freight and cargo operators.

         Military. During fiscal 2003, our repair and overhaul operations served various customers in the military sector worldwide. The U.S. Air Force, including revenues through the Lockheed Martin/Kelly USA contract and the Canadian Air Force are currently two of our largest repair and overhaul military customers. We estimate that in fiscal 2003, engine repair and overhaul revenues to the U.S. military, including revenues through the Lockheed Martin/Kelly USA contract and revenues to the U.S. Coast Guard, accounted for approximately 19% of our total revenues, and revenues to the Canadian military accounted for approximately 3% of our total revenues. Much of the work done for these two customers consists of repair and overhaul work on the Rolls-Royce T56 engine used on the C-130 military transport and P-3 maritime surveillance aircraft. We have exclusively performed all this work for the Canadian Air Force since the 1960s and have won a bid that will allow us to provide these services for a new five-year term with options to extend for a further five years. We signed a five year contract with the U.S. Air Force for overflow work in 1997, prior to winning the actual subcontract work at the former Kelly Air Force Base in February 1999. In December of 2003, we were awarded the U.S. Navy T56 contract, which is for one year, with four optional renewal years. The U.S. Navy is the single largest operator of T56 powered aircraft. Other military customers for our products include the Royal Thai Air Force, Columbian Air Force, U.K. Ministry of Defense, and the Royal Dutch Navy. In addition, we have recently been awarded work from the Royal Saudi Air force and the Algerian Ministry of Defense.

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

         Military. We also supply components used on U.S. and European-designed military aircraft. Our products are used on a variety of fighter, training, transport and cargo aircraft, bombers and helicopters. Military aircraft using our products include the Hawk, the Goshawk, the Panavia Tornado, the AV8B Harrier and the Jaguar. In addition, we also supply brakes or braking systems to the Eurofighter Typhoon program, the Nimrod 2000 program, and in partnership with Honeywell, we provide carbon brakes for the Joint Strike Fighter program. Our military products are sold to the U.S. military, the U.K. Ministry of Defense, the Defence Logistics Agency, certain other military organizations and airframe OEMs, such as BAe Systems and GKN Westland.

         Aftermarket. Our aftermarket customers include all major aircraft and engine repair facilities and some major airlines worldwide, including Delta Air Lines, British Airways and China Southern Airlines, as well as certain military organizations.


C.   Organization structure

The following table sets forth selected subsidiaries, including significant subsidiaries, owned, directly or indirectly, by us. We are a wholly owned subsidiary of Dunlop Standard Aerospace Group Limited, which is the ultimate parent company of the Group.


                                                                           Country of           Percentage of
                               Name                                       Incorporation           Ownership
                               ----                                       --------------          ---------
Intermediate Holding and Management Services Companies

Dunlop Standard Aerospace (UK) Limited*                                        United Kingdom        100%
Dunlop Standard Aerospace Overseas Investments Limited*                        United Kingdom        100%
Dunlop Limited*                                                                United Kingdom        100%
Dunlop Holdings Limited*                                                       United Kingdom        100%
Dunlop Standard Aerospace Overseas Limited*                                    United Kingdom        100%
Dunlop Standard Aerospace (US) Inc.*                                 United States of America        100%
Dunlop Standard Aerospace (Nederland) BV*                                         Netherlands        100%

Design and Manufacturing
Dunlop Aerospace Limited*                                                      United Kingdom        100%
Dunlop Aviation North America Inc.                                   United States of America        100%
Stewart Warner South Wind Corporation                                United States of America        100%
Dunlop Aviation (SE Asia) Pte Limited                                               Singapore        100%
Dunlop Aviation Canada Inc                                                             Canada        100%
Dunlop Aviation Services SA                                                           Belgium        100%

Engine Repair and Overhaul
Standard Aero Inc.*                                                  United States of America        100%
Standard Aero (San Antonio) Inc. *                                   United States of America        100%
Standard Aero (Alliance) Inc.*                                       United States of America        100%
Standard Aero Limited*                                                                 Canada        100%
Standard Aero (Australia) Pty Limited                                               Australia        100%
Standard Aerospace BV*                                                            Netherlands        100%
Standard Aero BV*                                                                 Netherlands        100%
Standard Aero (Asia) Pte Limited                                                    Singapore        100%
Standard Aero de Mexico S.A. de C.V.                                                   Mexico        100%
Dunlop Aerospace Parts Inc.                                          United States of America        100%
Standard Aero vof*                                                                Netherlands        100%

* Denotes "significant subsidiary," within the meaning of Regulation S-X, promulgated under the Securities Act of 1933, as amended.


         All the share capital of the Company is legally and beneficially owned by Dunlop Standard Aerospace Group Limited except for one ordinary share which is held by Dunlop Holdings Limited in trust for Dunlop Standard Aerospace Group Limited.

         Dunlop Standard Aerospace Group Limited's authorized share capital comprises ordinary and preference shares being: 617,986 ordinary shares, par value 50 pence per share ("Regular Ordinary Shares"), 882,014 "A" ordinary shares, par value 50 pence per share ("A Ordinary Shares"), and 15,545,455 "B" ordinary shares, par value 50 pence per share ("B Ordinary Shares"), 155,862,000 10% cumulative redeemable preference shares, par value 50 pence per share ("Preference Shares"), and 10,000,000 10% cumulative redeemable preference shares, par value (pound)1 per share (the "Preference Shares"). Together the Regular Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares are collectively the "Ordinary Shares." In respect of issued share capital at December 31, 2003, Doughty Hanson owned 13,500,000 B Ordinary Shares, 50,000 A Ordinary Shares, and 155,862,000 Preference Share, and management shareholders owned 607,054 Regular Ordinary Shares and 489,091 A Ordinary Shares and have options to acquire a further 10,932 Regular Ordinary Shares and 342,923 A Ordinary Shares. As a result, and assuming the management shareholders exercise such options, Doughty Hanson and management shareholders hold approximately 90% and 10%, respectively, of the total voting rights of Dunlop Standard Aerospace Group Limited, which in turn holds 100% of the voting rights in the Company. Prior to the exercise of such remaining options, Doughty Hanson owns approximately 93% of the voting rights. These options expire on September 29, 2008.

D.  Properties

         The following table sets forth certain information with respect to certain facilities. We have multiple facilities in certain of these locations.


                                    Approximate       Type of
                                    Area              Ownership
Location                            (square feet)     Interest      Products / Function
--------                            -------------     ----------    -------------------

Engine Repair and Overhaul

Winnipeg, Canada                            519,000   Owned/        Repair and overhaul
                                                      Leased
San Antonio, TX                            358,000    Leased        Repair and overhaul
Maryville, TN                              117,000    Owned         Repair and overhaul
Tilburg, the Netherlands                    77,000    Owned         Repair and overhaul

Singapore                                   23,000    Leased        Repair and overhaul
Sydney, Australia                           32,000    Leased        Repair and overhaul
Salisbury, NC                               15,000    Leased        Sales, repair and field service
Southlake, TX                                7,000    Leased        Sales, repair and field service
Concord, NC                                  7,000    Leased        Sales, repair and field service
Vancouver, Canada                            7,000    Leased        Sales, repair and field service
Montreal, Canada                             4,000    Leased        Sales, repair and field service
Oklahoma City, OK                            2,500    Leased        ART
Godstone, UK                                 1,800    Leased        Sales
Black Diamond, WA                            1,000    Leased        Sales and field service
Van Nuys, CA                                   700    Leased        Sales and field service
Allentown, PA                                  300    Leased        Sales and field service
Lafayette, LA                                  300    Leased        Sales


Design and Manufacturing
Coventry, U.K.                             824,000    Owned         Manufacturing and sales
Shepshed, U.K.                             101,000    Owned         Manufacturing and sales
Bagworth, U.K.                              78,000    Owned         Manufacturing and sales
Birmingham, U.K.                            70,000    Owned/        Manufacturing and sales
                                                      Leased
London (Heathrow), U.K.                     15,000    Leased        Sales
Troy, IN                                   130,000    Owned         Manufacturing
Indianapolis, IN                            20,000    Leased        Engineering and sales
Atlanta, GA                                  5,000    Leased        Sales
Singapore                                   10,000    Leased        Sales
Liege, Belgium                               4,000    Owned         Repairs


________________

         We believe that our facilities meet our present needs and that our properties are generally well-maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products and services in the foreseeable future. In 2001, we commenced the building of a purpose-built 40,000 square foot facility in Winnipeg, Canada to house the new CF34 program. The facility was occupied in March 2002 and became operational in the summer of 2002, along with the correlation of the engine test facility with General Electric. Facility expansion in Tilburg, the Netherlands and Maryville, TN were completed in 2002. We are currently constructing a metal matrix composite facility within our Coventry owned facilities which will allow us to produce new technology lightweight components, and expect to complete this facility in 2004 at an estimated cost of (pound)5.6 million including (pound)2.6 million that has already been invested.

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

         We operate principally in North America and Western Europe. In fiscal 2003, we generated total revenues of (pound)456.6 million. Approximately 73% of our fiscal 2003 revenues were derived from revenues of engine repair and overhaul services, while design and manufacturing revenues accounted for approximately 27% of our fiscal 2003 revenues. Approximately 82% of our fiscal 2003 revenues were derived from the regional, military and business aviation sectors. More than 90% of our fiscal 2003 revenues were derived from aftermarket customers.

         Unless otherwise indicated, financial information in this annual report has been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 27 to the Company's audited consolidated financial statements included elsewhere in this Annual Report. The following information should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements included elsewhere in this annual report.

NEW BUSINESS INITIATIVES

         Lockheed Martin/Kelly USA Contract: In February 1999, the U.S. Department of Defense announced that a combined Oklahoma Air Logistic Center and Lockheed Martin Kelly Aircraft Center team won a competitive tender for the outsourcing of engine repair and overhaul operations at the former Kelly Air Force Base in San Antonio, Texas. Kelly USA, formerly Kelly Air Force Base, is one of the U.S. Air Force's largest aircraft repair and overhaul centers, and the contract was the largest single engine repair and overhaul contract ever awarded by the U.S. Air Force. Under the terms of the winning proposal, we are the sole subcontractor to Lockheed Martin for the servicing of the Rolls-Royce T56 engines repaired at the facility.

         We effectively manage what we believe is the largest servicing facility for the Rolls-Royce T56 engine, and services provided under this contract represented approximately 19% of our total revenues in fiscal 2003. We believe our contract with Lockheed Martin mirrors the contract between Lockheed Martin and the U.S. Air Force and has a seven-year initial term with eight one-year options to extend, exercisable by the U.S. Air Force. The price terms in our contract with Lockheed Martin are based on fixed rates per engine component subject to an inflation-adjusted formula. In addition, we have entered into a contract with Rolls-Royce to supply us with component parts in connection with our services under our contract with Lockheed Martin. The Rolls-Royce contract has the same duration as the contract with Lockheed Martin.

         Upon initiation of the U.S. Air Force contract, we comprehensively redesigned the former Kelly Air Force Base operations into a cellular production facility. In doing so, we believe we have significantly improved the efficiency and turnaround times of repair and overhaul servicing of the U.S. Air Force's T56 engines. For example, we have reduced the number of engines in production by substantially decreasing the engine turnaround time from 90 days to 35 days, improving component material management and consequently increasing monthly capacity output from nine units to sixteen units. As a result, we have successfully met the delivery requirements set by the U.S. Air Force. With our service program now in place, we have now met the Department of Defense's War Readiness Engine, or WRE, requirements, which is a measure of the minimum number of operation-ready spare engines needed in the event of a wartime operation.

         Affordable Readiness and Transformation: In September 2002, using lessons learned from the Kelly USA cellular production facility redesign, coupled with the experience gained in the redesign of our facilities worldwide, we launched a new business venture named Affordable Readiness and Transformation, or ART. This new business venture was designed to sell these redesign services to other military and commercial aerospace Maintenance Repair/Overhaul, or MRO, installations and derive revenues through the sharing of benefits gained from these redesign efforts, In 2003, we provided services to Oklahoma City - Air Logistics Center, or OC-ALC, and Ogden-Air Logistics Center, or OO-ALC, that amounted to approximately $3 million in revenues. In 2004, we will continue to provide service to OC-ALC and OO-ALC and will provide unsolicited proposals for redesign services to other military and commercial installation.

         Kelly USA CFM: On October 1, 2003, the U.S. Air Force, through the Lockheed Martin/Kelly USA contract, awarded us a contract to supply materials for the Kelly USA contract which, assuming all options are exercised, expires in 2014. We estimate that the annual revenues related to this contract will exceed $125 million annually through 2007, the initial term of the contract. This contract is renewable annually at the U.S. Government's option through 2014.

         U.S. Navy Contract: On December 22, 2003, we were awarded a five year contract (one year firm with four renewal years) to support the U.S. Navy's fleet of T56 engines from both our San Antonio and Winnipeg facilities. We estimate the revenues from this new service work will exceed $250 million during the life of the contract, assuming all renewal options are exercised by the U.S. Navy. We are the prime contractor on the U.S. Navy contract.

         General Electric CF34 Authorization: In September 2001, we entered into an agreement with GE Engine Services Inc. to become an Authorized CF34TM Service Provider. The agreement allowed us to become the first GE authorized independent MRO company in North America to provide service to the CF34 engine market. In the year ended December 31, 2002, we recognized $6.24 million of revenues relating to our provision of maintenance services for the CF34 Series 1 and 3 engines and we recognized a further (pound)14 million in the year ended December 31, 2003. Through the end of 2003, we have invested a total of $38 million in connection with the completion of the CF34 Series 1 and 3 engine maintenance capability and the required license payments. In June 2003, we obtained Transport Canada limited authorization for Model CF34-8 Series modules. We expect to invest an additional $5.4 million by the end of 2004 with respect to CF34 Series 8 engine maintenance capability.

         Brake Programs: We began supplying wheels, brakes and braking systems for the Eurofighter Typhoon program in 2001. We expect to generate significant revenues from the Eurofighter Typhoon in coming years as the number of Typhoons manufactured continues to increase over each of the next several years. In addition, in partnership with Honeywell, we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. We expect to generate significant revenues from these programs in coming years. We currently expect initial revenues from the Airbus A380 program in 2006 and from the Joint Strike Fighter program in 2006.

EFFECT OF CURRENCY MOVEMENTS ON RESULTS OF OPERATIONS

         We conduct business in the United States, the United Kingdom, Canada and in various other countries around the world. Accordingly, our results of operations are subject to currency translation and transaction risks. Our revenues and costs are primarily denominated in three currencies: U.S. dollars, pounds sterling and Canadian dollars. The table below shows the percentage of our revenues that each currency accounted for in 2001, 2002 and 2003.

                                        % Revenues
                                  Years Ended December 31,
                            -------------------------------------------------
          Currency            2003                2002              2001
                            ---------          ----------         -----------
U.S. dollars                  75%                 72%                72%
Pounds sterling               17%                 19%                20%
Canadian dollars               8%                  9%                 8%


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

         We generally attempt to hedge our currency translation risk by financing our investments in overseas operations through borrowings denominated in local currencies. We have several forward foreign exchange contracts held for hedging operating cash flows in U.S. dollars.

         The effect of currency translation on our financial statements arising from the appreciation of the pound sterling against the U.S. dollar shows a negative impact on our revenues and profit as reported in pounds sterling in our financial statements. Conversely, depreciation of the pound sterling against the U.S. dollar shows a positive impact on our revenues and profit. For example, the pound sterling appreciated 8.7% against the U.S. dollar in fiscal 2003 when compared to 2002 (based on average exchange rates for that year), which had a negative effect on our U.S. dollar revenues when reported on a pounds sterling basis. In fiscal 2002, the pound sterling appreciated 4.2% against the U.S. dollar when compared to 2001 (based on average exchange rates for that year), which had a negative effect on our U.S. dollar revenues when reported on a pounds sterling basis. The appreciation of the sterling pound against the U.S. dollar in fiscal 2003, however, has decreased our costs denominated in U.S. dollars when reported on a pound sterling basis. The net effect of the appreciation of the pound sterling against the U.S. dollar was a negative (pound)2.7 million on operating profit when reported on a pound sterling basis in fiscal 2003; and the net effect of the appreciation of the pound sterling against the U.S. dollar was a negative (pound)1.4 million on operating profit in fiscal 2002. However, there was a positive impact on our financing costs for our U.S. dollar denominated debt as a result of the appreciation of the pound sterling of (pound)1.3 million for fiscal 2003 and (pound)0.3 million for fiscal 2002.

         Currency Transaction Risk. In addition to currency translation risk, we are exposed to currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or revenues transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching revenues and costs in the same currency, which is generally the practice in our industry given the percentage of contracts that are denominated in either U.S. dollars or pounds sterling. Currency hedging is generally used by businesses to protect against transaction risk. We currently have a series of outside currency hedging contracts, as the surplus U.S. dollar funds generated by our manufacturing operations in the United Kingdom are hedged and used to fund our U.S. dollar interest and debt repayment requirements. In the past we have also hedged our exposure to revenues in U.S. dollars when we did not have U.S. dollar-denominated interest and debt repayment requirements to fund. See "Risk Factors--Risks Relating to the Company--Risk of Foreign Exchange Rate Fluctuations."

         In fiscal 2003, approximately 75% (2002: 72%) of our revenues were transacted in U.S. dollars, with another 17% (2002: 19%) transacted in pounds sterling, and approximately 8% (2002: 9%) in Canadian dollars.

RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our historical consolidated financial statements. The following table sets forth selected financial data for the last three years.

         These historical financial statements were prepared in accordance with U.K. GAAP.


                                               Consolidated  Consolidated   Consolidated
                                               ------------  ------------   ------------

                                               Year Ended     Year Ended     Year Ended
                                              December 31,    December 31,  December 31,
                                                 2003            2002          2001
                                                 ----            ----          ----
                                                         ((Pound) in millions)

Revenues
   Engine Repair and Overhaul.........        (pound)335.2 (pound)320.5  (pound)291.7
   Design and Manufacturing...........               121.4        131.3         153.2
                                                     -----        -----         -----
   Total..............................               456.6        451.8         444.9

Gross Profit
   Engine Repair and Overhaul.........                60.6         60.3          52.7
   Design and Manufacturing...........                56.7         65.0          77.7
                                                     -----        -----         -----
   Total..............................               117.3        125.2         130.5

Selling, General & Administrative and Other
Expenses
   Engine Repair and Overhaul.........                31.0         28.8          29.9
   Design and Manufacturing...........                24.4         27.6          24.9
                                                     -----        -----         -----
   Total..............................                55.4         56.4          54.8

Operating Profit (pre-exceptional)
   Engine Repair and Overhaul.........                29.6         31.5          22.8
   Design and Manufacturing...........                32.2         37.4          52.9
                                                     -----        -----         -----
   Total..............................                61.8         68.9          75.7

Profit for the Financial Period.......         (pound)13.0  (pound)11.9   (pound)20.5
                                                      ====         ====          ====



Critical Accounting Policies

         The accounting policies discussed below are important to the presentation of our results of operations and financial condition and require the application of judgment by our management in determining the appropriate assumptions to be used in the preparation of our financial statements. These assumptions are based on our previous experience, trends in the industry, the terms of existing contracts and information available from other outside sources and factors. Adjustments are recorded when our actual experience differs from the expected experience underlying these assumptions. These adjustments could be material if our experience is significantly different from that assumed.

         Revenue Recognition. Within our engine repair and overhaul division, we use the percentage of completion method to recognize revenues and costs. Under this method of accounting, we expense all costs as they are incurred and simultaneously recognize estimated revenues based upon revenues which we typically achieve from similar service work. Costs include direct labor, direct materials and subcontract costs, as well as an allocated share of our overhead and general and administrative costs. Assumptions used for recording revenues and costs may be adjusted over the course of the work period to reflect revisions in estimated revenues and estimated costs. In the period in which we determine that a loss would be incurred on a particular work order, we apply the entire amount of the estimated loss to profit. Revenues within our design and manufacturing division are generally recognized when the finished goods are shipped.

         Amortization of Goodwill and Related Impairment Testing. Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalized. Goodwill is amortized over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. The directors have considered the durability of goodwill arising on the acquisition of the group's businesses on October 1, 1998. Taking into account the significant investment costs of entering these businesses; the regulatory barriers imposed; the stability and long term prospects of the aerospace industry; the long life span of individual models of aircraft for which the business has exclusive licenses to repair and overhaul or for which it manufactures certain parts as sole or principal supplier; and the group's strong reputation and technological leadership, the directors believe that this goodwill has an indefinite life and consequently amortization is not being provided. Goodwill that is amortized over a period exceeding 20 years, or where not amortized at all (as is the case at December 31, 2003, December 31, 2002 and December 31,
2001), is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company. In the absence of any charge for impairment, profit for the financial period recorded in any period will be higher than might otherwise be the case in light of the elimination of periodic goodwill amortization charges. At December 31, 2003 the Company had goodwill balances that were not amortized of (pound)304.1 million (2002:(pound)313.9 million).

         Capitalization and Amortization of Deferred and Intangible Costs. Deferred costs are comprised of costs associated with OEMs, including required OEM licensing and authorization fees incurred in obtaining principal supplier status and the provision of initial manufactured parts onto new aircraft. Deferred costs are amortized over the periods expected to benefit from receiving the status of "principal supplier," generally over terms ranging from three to 10 years, except OEM licensing fees which are amortized over the license periods ranging from five to 25 years. Deferred costs are reviewed annually for impairment. Deferred costs for `initial manufactured parts provided' are included within debtors. Licensing and OEM authorization fees are included within intangible fixed assets. Research and development expenditure is expensed as incurred, with the exception of development expenditure on major projects that are undertaken where the related expenditure is separately identifiable and management are satisfied as to the ultimate commercial viability of the project based on all relevant available information. In such cases, the expenditure is included in development costs within intangible fixed assets and written off over the periods expected to benefit commencing with the launch of the product. Research and development expenditure recovered from customers is accounted for on a receivable basis where contractually committed otherwise on a receipts basis. At December 31, 2003 the Company had deferred costs of (pound)12.4 million (2002: (pound)5.8 million).

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


Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         Revenues. Our 2003 revenues increased 1.1% to (pound)456.6 million from (pound)451.8 million in 2002. This increase was primarily attributable to a 4.6% increase in engine repair and overhaul revenues to (pound)335.3 million in 2003 from (pound)320.5 million in 2002. As a percentage of total revenues, engine repair and overhaul revenues increased to 73.4% in 2003 from 70.9% in 2002. Revenues from our design and manufacturing operations decreased 7.6% to (pound)121.4 million in 2003 from (pound)131.3 million in 2002.

         Engine repair and overhaul revenues increased by 13.7% in terms of their U.S. dollar functional currency. Military volumes, including work at Kelly USA, grew 15.2% compared to the same period of 2002. AE3007 regional jet engine inputs remained strong although revenues were essentially flat due to the effects of lower revenues per unit as the breadth of event work scopes declined. Turboprop and industrial revenues declined reflecting difficult market conditions in 2003. Our T56 engine repair and overhaul revenues were affected by some large long term contracts signings being delayed well into 2003 despite being awarded in late 2002. The Canadian Air Force also extended its T56 TBO (time between overhaul) which reduced our 2003 revenues. Our new CF34 operations generated approximately $23 million in revenues 2003.

         The (pound)10 million decrease in our design and manufacturing revenues was principally due to reduced OEM part revenues and a reduction of our wheel and brake business, reflecting reduced flying hours by many of our customers. In addition, the cancellation of the RJ146 and Dornier 328 programs caused the revenues from OEM brakes to decrease further. The cancellation of the Concorde program in 2003 also reduced our spares revenues. Market pressures continued in certain design and manufacturing and engine repair and overhaul sectors again in 2003. In particular, our design and manufacturing OEM build activities (Fluid Dynamics and Polymers and Composite units) were negatively affected by civil aircraft production remaining suppressed. Our design and manufacturing wheel and brake operation Boeing 757 and RJ146 spares revenues have been reduced due to lower flying rates, with approximately 300 RJ146 currently parked.

         Our engine repair and overhaul revenues and approximately 15% of our design and manufacturing revenues are denominated in U.S. dollars. The 8.7% average increase in the value of the pound sterling against the U.S. dollar during the year ended December 31, 2003 negatively affected our revenues by (pound)31.3 million.

         Gross Profit. Gross profit for 2003 decreased 6.4% to (pound)117.3 million from (pound)125.2 million in 2002. The decrease of (pound)8.0 million was attributable to the decrease in our design and manufacturing revenues. Gross profit as a percentage of revenues decreased to 25.7% for 2003 from 27.7% for 2002, as a result of the increase to 73.4% in the percentage of our revenues derived from our lower margin engine repair and overhaul business for 2003 from 70.9% in 2002.

         Gross profit as a percentage of revenues in engine repair and overhaul decreased from 18.8% in 2002 to 18.1% in 2003. Efficiency gains in several product units were offset by challenges experienced in our turbo prop gross margins reflecting continued difficult conditions in these markets. Design and manufacturing gross profit as a percentage of revenues decreased from 49.5% in 2002 to 46.7% in 2003 reflecting changes in product mix, composite production challenges and reduced revenues.

         Selling, General and Administrative Expense and Other Expenses. SG&A and other expenses decreased 1.6% to (pound)55.4 million in 2003 from (pound)56.4 million in 2002. SG&A and other expenses as a percentage of revenues decreased from 12.5% in 2002 to 12.1% in 2003.

         SG&A and other expenses increased 7.7% in engine repair and overhaul to (pound)31.0 million in 2003 from (pound)28.8 million in 2002. This rise reflects insurance premiums, increased depreciation and amortization related to the recent plant expansion of the new CF34 program and the negative impact of the strengthening Canadian dollar. SG&A and other expenses decreased in design and manufacturing 11.4% to (pound)24.4 million in 2003 from (pound)27.5 million in 2002 as a result of reduced revenues resulting in payroll savings and reduced overheads. Design and manufacturing SG&A and other expenses in 2002 included costs related to a redundancy program completed in 2003. Major program spending for the year ended December 31, 2003 related to Airbus A380, metal matrix composites, the Joint Strike Fighter and electric brake programs. SG&A and other expenses as a percentage of revenues increased to 9.3% in 2003 from 9.0% in 2002 in engine repair and overhaul and decreased to 20.1% in 2003 from 21.0% in 2002 in design and manufacturing.

         Operating Profit (before exceptional items). Operating profit in 2003 decreased 10.2% to (pound)61.8 million from (pound)68.9 million in 2002. Engine repair and overhaul operating profit decreased 5.9% from (pound)31.5 million in 2002 to (pound)29.6 million in 2003, reflecting the impact of the appreciation of the pound sterling. Design and manufacturing operating profit decreased 13.9% from (pound)37.4 million in 2002 to (pound)32.2 million in 2003, primarily attributable to lost variable margin on declining volumes.

         Total currency effects resulting from appreciation of the pound sterling against the U.S. dollar in 2003 compared to 2002 decreased 2003 operating profit by approximately (pound)2.6 million. In constant currency terms, operating profit decreased by 6.5% in 2003 over 2002.

         The current year exceptional item charge of (pound)3.7 million relates to our efforts to acquire a business that was ultimately purchased by another company. These costs have been expensed as an exceptional item.

         Finance Costs. Finance costs in 2003 decreased 26.1% to (pound)32.0 million from (pound)43.2 million in 2002. This decrease was caused by reduced borrowing rates as a result of the expiration in November 2002 of the interest rate derivatives we previously had in place and reduced interest rates in 2003. Accordingly, the interest rates on our senior bank debt for 2003 were substantially lower than in 2002.

         Income Taxes. Income taxes increased 31.0% in 2003 to (pound)13.1 million from (pound)10.0 million in 2002. The (pound)3.1 million increase reflects the tax on the (pound)4.3 million increase in profit before income taxes, and the impact of changes in foreign exchange rates.

         Net Income. Net income increased 10.0% to (pound)13.0 million in 2003 from (pound)11.9 million in 2002, reflecting the reduction in finance costs which more than offset the reduction in operating profit for 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         The economic challenges experienced in the aerospace industry impacted our results in 2002. Low commercial aircraft production and lower commercial aftermarket revenues affected our products linked to these market segments. Military volumes increased in 2002 as activity in this segment was not affected by the economic challenges faced by the commercial aerospace segment.

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

         The (pound)21.9 million decrease in our design and manufacturing revenues was principally due to reduced OEM part revenues and a reduction of our wheel and brake business, reflecting reduced stock and build levels at most of our customers. In addition, the cancellation of the RJ70 and Dornier 328 programs caused the revenues from OEM brakes to decrease further. Orders for large commercial aircraft engine and airframe parts have fallen as build rates are significantly down from 2001.

         Our engine repair and overhaul revenues and approximately 15% of our design and manufacturing revenues are denominated in U.S. dollars. The 4.2% average increase in the value of the pound sterling against the U.S. dollar during 2002 negatively affected our revenues by (pound)14.6 million.

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

         Gross profit as a percentage in engine repair and overhaul increased from 18.1% in 2001 to 18.8% in 2002 reflecting improved operating efficiency. Facility expansions and redesigns in Knoxville, Tilburg and San Antonio were completed and contributed to operating efficiency gains. These gains were offset, somewhat, by decreased turbo prop gross margins. Design and manufacturing gross profit fell (pound)12.7million in 2002. Design and manufacturing gross profit as a percentage of revenues decreased from 50.7% in 2001 to 49.5% in 2002 reflecting changes in product mix, composite production challenges and reduced revenues.

         Selling, General and Administrative Expense and Other Expenses. SG&A and other expenses increased 2.8% to (pound)56.4 million in 2002 from (pound)54.8 million in 2001. SG&A and other expenses as a percentage of revenues increased slightly to 12.5% in 2002 from 12.3% in 2001.

         SG&A and other expenses decreased in engine repair and overhaul to (pound)28.8 million in 2002 from (pound)29.9 million in 2001. Engine repair and overhaul SG&A expenses benefited from occupancy efficiencies in San Antonio, reduced reliance on third party revenues agents and positive impact of US dollar to pound sterling translation. SG&A and other expenses increased in design and manufacturing to (pound)27.6 million in 2002 from (pound)24.9 million in 2001. Design and manufacturing SG&A and other expenses include costs related to a redundancy program undertaken in 2002. Major program spending in 2002 related to the Airbus A380, metal matrix composites and electric brake programs. In connection with certain new programs, we are reimbursed for all or a portion of research and development expenses incurred in relation to such programs. SG&A and other expenses as a percentage of revenue decreased to 9.0% in 2002 from 10.3% in 2001 in engine repair and overhaul and increased to 21.0% in 2002 from 16.2% in 2001 in design and manufacturing.

         Operating Profit (before exceptional items). Operating profit in 2002 decreased 8.9% to (pound)68.9 million from (pound)75.7 million in 2001. Engine repair and overhaul profit increased 38.1% from (pound)22.8 million in 2001 to (pound)31.5 million in 2002, reflecting the strong revenue growth and improved operating efficiency. Design and manufacturing profit decreased 29.2% from (pound)52.9 million in 2001 to (pound)37.4 million in 2002, primarily attributable to lost variable margin on declining volumes.

         Total currency effects resulting from appreciation of the pound sterling against the U.S. dollar in 2002 compared to 2001 decreased 2002 operating profit by approximately (pound)1.4 million. In constant currency terms, operating profit decreased by 7.1% in 2002 over 2001.

         The total exceptional item charge relates to costs incurred in relation to a proposed initial public offering of Dunlop Standard Limited, a Bermuda company incorporated to acquire the assets of our parent, Dunlop Standard Aerospace Group Limited and a proposed amendment to our credit facility. As these efforts were placed on hold, the costs have been expensed as an exceptional item.

         Finance Costs. Finance costs in 2002 increased 3.1% to (pound)43.2 million from (pound)41.9 million in 2001. This increase is the result of increased borrowing rates. In connection with our obtaining the CF34 engine service authorization, we renegotiated our Credit Agreement to provide that the capital expenditure facility would be available exclusively to finance a new facility dedicated to the CF34 service program. As a result, our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points in February 2002.

         Income Taxes. Income taxes decreased 24.4% in 2002 to (pound)10.0 million from (pound)13.3 million in 2001. The (pound)3.2 million decrease reflects the tax on the (pound)11.8 million decrease in income before income taxes.

         Net Income. Net income decreased to(pound)11.9 million in 2002 from(pound)20.5 million in 2001.

         For a list of recently issued accounting standards refer to page F-46 elsewhere in this report.


B. LIQUIDITY AND CAPITAL RESOURCES

         Gross cash decreased (pound)16.0 million to (pound)17.6 million at December 31, 2003 from (pound)33.6 million at December 31, 2002. Gross cash increased by (pound)4.5 million to (pound)33.6 million at December 31, 2002 from (pound)29.1 million at December 31, 2001 (excluding (pound)11.5 million of restricted cash). Cash overdrafts were (pound)nil in 2003, (pound)18.1 in 2002 and (pound)nil in 2001. Our cash flow from operating activities in the 2003 increased by (pound)22.8 million over 2002. This reflects an improvement in the use of cash for working capital in 2003, compared to 2002. This improvement offset a (pound)7.3 million reduction in earnings before interest, taxes, depreciation and amortization for 2003 compared to the same period in 2002. Our interest and finance charges for 2003 were reduced by (pound)11.3 million as the derivatives we previously had in place until November 4, 2002 expired and we financed our bank debt on the basis of much lower current interest rates in 2003. We also reduced our capital expenditures for tangible fixed assets and development expenditure, licensing and OEM fees by (pound)12.8 million during 2003 compared to the same period in 2002.

         The 2002 cash flow from operating activities decreased by (pound)17.9 million compared to 2001. This reflects a decrease in earnings before interest, taxes, depreciation and amortization and an increase in the use of cash for working capital needs to fund growth in engine repair and overhaul. This was offset by a (pound)9.6 million decrease in expenditures on free-of-charge brake ship sets and OEM authorization costs. The (pound)11.5 million of restricted cash was applied against the outstanding indebtedness under the credit facility on January 31, 2002 after we entered into the fourth credit facility amendment There were no cash outflows related to acquisitions in 2001, 2002 or 2003.

         We believe the funds available from these and other sources will be sufficient to satisfy our debt in the foreseeable future.

         We made capital expenditures to acquire tangible fixed assets of (pound)10.3 million in 2003, (pound)33.5 million in 2002, (pound)28.5 million in 2001 and (pound)22.7 million in 2000. Of these amounts, capital expenditures in respect of the engine repair and overhaul business were (pound)5.2 million, (pound)25.6 million, (pound)21.4 million, and (pound)12.9 million respectively, and capital expenditures in respect of the design and manufacturing business were (pound)5.1 million, (pound)7.9 million, (pound)7.1 million, and (pound)9.8 million, respectively. The increased capital expenditures in 2002 reflect expenditures in connection with building the CF34 building, the expansion and redesign of our facilities in Knoxville, San Antonio, and Tilburg, the Netherlands, as well as the completion of the dynamometer and purchase of a Mark II Furnace at our Coventry, England facility. Capital expenditures in fiscal 2003 predominately reflect expenditures on establishing metal matrix composite manufacturing and equipment for our CF34 and military engine repair and overhaul operations.

         We currently anticipate that our capital expenditures for fiscal year 2004 will be approximately (pound)26 million. The 2004 expenses will primarily be for the maintenance of our facilities, further expansion of our production facilities, the purchase of additional equipment and various cost reduction projects. We currently expect to fund our projected future capital expenditure needs from our existing bank credit commitments and cash from operations.

         We made expenditures on free-of-charge brake ship-sets and other deferred development and OEM authorization costs of approximately (pound)12 million for 2003 and anticipate that expenditures will be approximately (pound)12 million for 2004, which compares to equivalent expenditure of (pound)6 million for 2002 and (pound)15 million for 2001. We expect to fund these and our other future cash requirements from operating cash flow and existing borrowing facilities. We will also evaluate opportunities to expand our production facilities in order to meet anticipated growth in demand. If our capital investment needs exceed expected levels, we may seek additional financing to fund longer-term growth. Our ability to obtain any such additional financing may be restricted by the credit agreement and the indenture governing the senior notes.

         In recent years, our primary sources of short-term and long-term funding have been our operating cash flows, borrowings under our Credit Agreement, proceeds from the issuance of Senior Notes and proceeds from the issuance of preference shares by our parent company. As of December 31, 2003, we had (pound)346.8 million in total debt outstanding and (pound)25.3 million available in undrawn commitments under our credit agreement with The Mizuho Corporate Bank, Limited.

         Total short-term borrowings amounted to (pound)50.3 million as of December 31, 2003, which consisted of the current portion of bank loan repayments scheduled under the Credit Agreement and (pound)23.0 million outstanding under our Tranche D revolving credit facility, discussed below. The Credit Agreement contains a (pound)50 million revolving credit facility, designated as the Tranche D facility. At December 31, 2003, in addition to the (pound)23.0 million outstanding borrowing discussed above, approximately (pound)11.4 million of our Tranche D commitments were unavailable as a result of offsets required by the Credit Agreement for any outstanding bank overdraft lines established for our local operating units. The Tranche D Facility does not have any scheduled reductions in availability prior to maturity in 2006

         Our long-term debt consists in part of senior term debt facilities provided under the Credit Agreement. The facilities under this agreement include three separate Tranches, Tranches A, B and C, which bear interest rates based on the London Interbank Offered Rate ("LIBOR") and provide approximately (pound)162.9 million in borrowings all of which were fully drawn at December 31, 2003. The Tranche A Facility provides for repayments beginning in 1999 and generally increasing until the loan is fully repaid in 2006. The Tranche B and C Facilities provide for annual repayments equal to 1% of the amount outstanding under the facility, beginning in 1999, and a final balloon payment of principal when the facilities are repaid in 2006 and 2007, respectively. These bank loans, along with the Tranche D revolving credit facility described above and the capital expenditure facility described below are secured by substantially all the shares of our direct and indirect subsidiaries, as well as security interests in certain assets of these subsidiaries except for our subsidiaries located in the Netherlands, Singapore and Australia.

         The Tranche E facility provides funding for our CF34 capital expenditure requirements and is scheduled to be repaid in 2006 and 2007, based on the dates the initial funds were drawn. At December 31, 2003, we had (pound)34.6 million of borrowings outstanding under the Tranche E facility and a further (pound)14.5 million committed but undrawn at that date. In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the Tranche E facility would be available exclusively to finance the CF34 service program. The total facility was reduced from (pound)75.0 million to (pound)49.1 million as a result. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points. We also paid the banks a one-time fee of (pound)0.35 million in connection with the amendment.

         Under the Credit Agreement, we must make mandatory prepayments in certain circumstances from the proceeds of certain material asset disposals and insurance claims or any adjustments on the purchase price or any other claims recovered or received from BTR plc (now Invensys plc). We are also permitted to make voluntary prepayments on the loans under the Credit Agreement. We must also comply with certain financial covenants, including minimum debt-service and interest-coverage ratios and a minimum net worth test.

         Our long-term debt at December 31, 2003 also includes $225 million aggregate principal amount of 11?% Senior Notes due 2009.

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


         On February 10, 2004, we incurred $120.0 million of additional indebtedness with the issuance of the New Senior Notes with the same terms as the current notes hereby and have paid (pound)23 million of outstanding indebtedness under our Tranche D revolving credit facility with a portion of the proceeds therefrom.

         The Notes are scheduled to be repaid in one installment in 2009. However, noteholders may require us to repurchase the Notes in the event of a change of control. We may not be able to do so without the consent of our lenders under the Credit Agreement. At our discretion, the Notes may be redeemed on or after May 15, 2004 at specified redemption prices. The Credit Agreement was amended on January 29, 2004 to, among other things, enable us to complete a potential acquisition currently under negotiation. Pursuant to that amendment, $25.0 million of the proceeds from the New Senior Notes will be placed into an account secured in favour of the lenders to be used as partial payment for the potential acquisition. If we do not close the acquisition by May 31, 2004, we have agreed with the lenders under the Credit Agreement to use the proceeds in the escrow account to redeem $25.0 million of the Notes (which includes both the Initial Notes and the New Notes) pursuant to the optional redemption provision of the indenture.

Commitments and contingencies

         The following is a summary of our contractual cash obligations at December 31, 2003.


                                                   Less than
Contractual Obligations               Total         1 Year         1-3 Years       4-5 Years     After 5 Yrs
-----------------------               -----        ----------     ----------       ---------     -----------
                                                                 (in thousands)

Long-term debt
         Tranche A ((pound))      (pound)71,520  (pound)28,000   (pound)43,520          --             --

         Tranche B ($)                   45,664            481          45,183          --             --

         Tranche C ($)                   45,672            488             962        44,222           --

         Tranche D ((pound))             23,000         23,000           --             --             --

         Tranche D ($)                     --             --             --             --             --

         Tranche E ($)                   33,780           --            16,890        16,890           --

         Tranche E ((pound))                800           --               400           400

         Senior Notes ($)               126,404           --                                        126,404
                                        -------         ------                                      -------

         Total                          346,840         51,969         106,955        61,512        126,404

Other long-term obligations       (pound)17,867   (pound)4,768    (pound)8,166  (pound)4,051

Finance lease obligations                 3,823            997           2,826          --       (pound)882
                                                                                                       --

Total contractual cost
obligations                      (pound)368,530  (pound)57,734  (pound)117,947 (pound)65,563 (pound)127,286
                                 ==============  =============  ============== ============= ==============


         On 10 February, 2004, we issued $120.0 million ((pound)64.5 million) of additional indebtedness with the issuance of New Senior Notes that have the same terms as the current Senior Notes (repayable in one installment 2009), and repaid (pound)23 million of outstanding indebtedness under our Tranche D revolving credit facility (which is reflected as due in less than one year in the above table) with a portion of the proceeds.

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

o The Tranche D Facility, a (pound)50 million revolving line of credit, does not have any scheduled reductions in availability prior to maturity in 2006; and

o The Tranche E Facility for capital expenditures related to our CF34 program provides for repayments in 2006 and 2007, based on the dates the initial funds were drawn.

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

Engine Repair and Overhaul

         We have invested (pound)0.5 million, (pound)0.5 million and (pound)0.1 million in 2001, 2002 and 2003 on research and development activities related to our engine repair and overhaul division. Most of our research and development relating to repair and overhaul focuses on developing new and innovative component repairs for the engines that we service. In particular, we have invested significant resources in developing internal remanufacturing technologies which can deliver more efficient production processes at lower costs and high quality. We have established dedicated facilities with specialized equipment and highly trained engineers to achieve these objectives. An important element of this capability is our designation as a Design Approval Organization as authorized by Transport Canada. This status, which is recognized by the FAA under bilateral agreements, simplifies the approvals of our component repairs in the North American market and with several other allied nations. We work closely with engine OEMs on selected component repairs to gain official recognition, commercial support and wider market access. The primary objectives of our component repair development are to provide market differentiation, by means of lower cost part replacement options, and to increase the value-added content of our engine repair and overhaul projects. Our ability to remanufacture components has also enabled us to minimize the use of subcontractors, which we believe has helped us to enhance delivery, quality control and sales of our work.

Design and Manufacturing

         We have invested (pound)10.2 million, (pound)11.7 million and (pound)10.3 million in 2001,2002 and 2003 on research and development activities related to our design and manufacturing division. Our design and manufacturing operations are engaged in research and development aimed to develop new products and technologies which improve product performance across a wide range of parameters including operating conditions, weight, size, quality and reliability. Our design and manufacturing operations focus on advanced materials, product design, manufacturing processes, systems and software development and include use of advanced analysis techniques. Research is conducted at the business unit level enabling rapid response to customer and market demands.

         We are well advanced in the development of electrically actuated brakes and have achieved full compliance with one of the most stringent of the required tests. Electric brakes are expected to yield substantial system weight savings, improved maintainability and safety with greatly enhanced battlefield survivability. We are a lead participant in electric brake development activity working in conjunction with a major aircraft OEM, defining the standards to be used by that OEM for electric brake architecture and are also researching carbon disc wear phenomena to improve brake life. Sensor technology has been developed for use with our wheels and brakes to include total landing system performance monitoring and diagnostics, where the object is to reduce customer operating costs and spares inventory. Metal matrix composites have been developed for use in new aircraft programs. Our valve capability has been extended to include flow management and acoustic control techniques which we believe have applications in both aerospace and non-aerospace markets.

         We have a strong focus on capturing and retaining the intellectual property resulting from our research and development investment. To that end, we are active in protecting our inventions through patents, trademarks, licensing and retention of our know-how. Where we do not own the intellectual property, we may seek to license the technology. Of similar importance to patents and trademarks in protecting our intellectual property is our ability to retain design rights for our products through ownership and control of higher assembly drawings.

D.    Trend Information

         A number of trends in the commercial aviation industry affect our operating results. Prior to 2001, for example, increased air travel had driven the demand for new aircraft and engines and had also increased rates of aircraft utilization. Overall, the increase in the size of the commercial aircraft fleet has increased the size of our installed base and has positively impacted both our engine repair and overhaul business and our design and manufacturing business. In particular, the increase in deliveries of regional jet aircraft is a positive trend, as we service certain of the engines used on such aircraft and also provide brake parts to some of these aircraft. Conversely, due to economic downturn, terrorist threats, recent military actions, and health concerns demand for air travel has declined. This has resulted in airline bankruptcies and restructuring, reduced build rates for certain aircraft and engines and increases in aircraft placed out of service. This trend has negatively affected our design and manufacturing business and engine repair and overhaul business on aircraft and engine models that have been impacted by the negative trend and for which we provide service or parts.

         In addition, airlines, governments, particularly military organizations, and some OEMs are increasingly outsourcing repair and overhaul and some manufacturing work. This has enabled us to obtain more engine repair and overhaul work and may in the future provide additional opportunities. For example, in October 2003 we were awarded a contract to supply materials for our T56 service contract at Kelly USA. The contract expires in 2007, after which it is renewable through 2014.

         Our manufacturing operations are also well positioned to take advantage of expected changes in the aircraft market. For example, our expertise relating to carbon braking systems should permit us to grow our revenues as carbon brakes continue to supersede steel brakes. We currently provide such systems for 15 existing aircraft platforms. Of those platforms, six are in the regional aircraft market. We have also entered into agreements to provide carbon brakes for other aircraft programs and, in partnership with Honeywell, we will provide carbon brakes for the Joint Strike Fighter and the Airbus A380.

E.    Off Balance Sheet Arrangements

Not applicable

F.    Contractual Obligations

See Section 5.B, "Liquidity and Capital Resources - Commitments and Contingencies."


ITEM 6: DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

DIRECTORS
---------

         Dunlop Standard Aerospace Group Limited and the Company have related but independent management structures. Dunlop Standard Aerospace Group Limited beneficially owns 100% of our shares and has appointed each of the members of our board of directors. Pursuant to the memorandum and articles of association of Dunlop Standard Aerospace Group Limited, Doughty Hanson has the right to appoint an unlimited number of non-executive directors to that company's board of directors. See "Risk Factors--Risks Relating to the Company--Control of the Company".

         Dunlop Standard Aerospace Group Limited currently has five directors, three of whom are with Doughty Hanson (Nigel Doughty, Ken Terry and Harry Green) and two of whom are with Dunlop Standard Aerospace Group Limited (David Shaw and David Unruh). Kevin Luzak was replaced on 12 March 2003 by Harry Green, of Doughty Hanson.

         DIRECTORS OF THE COMPANY

         As of the date of this report, we have five directors. B. Piet Walton-Knight retired from the company effective July 1, 2003. All directors have the same responsibilities, which include certain executive duties. Set forth below is certain information with respect to our directors.

 NAME                      AGE          POSITION
 ------------------------------------------------------------------------------
 David Shaw                46           Director (appointed December 31, 2001)
 David Unruh               51           Director (appointed July 27, 1998)
 David Johnson             42           Director (appointed October 1, 1998)
 Steven Walker             41           Director and Secretary (appointed
                                        October 1, 1998)
 John Whelan               54           Director (appointed October 1, 1998)


     EXECUTIVE OFFICERS

         Our key executives (who are the same as the key executives of Dunlop Standard Aerospace Group Limited) are:

  NAME                     AGE          POSITION
  David Shaw               46           Chief Executive Officer and Director
  David Unruh              51           Chief Financial Officer and Director
  David G. Johnson         42           Managing Director, Dunlop Aerospace
  Paul Soubry, Jr.         41           President, Standard Aero Commercial
                                        Services
  Lee G. Beaumont          46           President, Standard Aero Government
                                        Services
  Rene M. van Doorn        49           President, Dunlop Standard Energy
  Bruce Clarke             55           Senior Vice-President, Human Resources
  Bradley Bertouille       41           Senior Vice-President, Finance and
                                        Administration
  Edward S. Richmond       48           Senior Vice-President, Strategy and
                                        Business Development
  Brian Lanoway            52           Senior Vice-President, Strategic
                                        Projects
  Verna Taylor             39           Senior Vice-President, Operations
  Chris Allen              38           Senior Vice-President, Technology


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

DAVID G. JOHNSON. Mr. Johnson joined BTR in 1995 as the General Manager of BTR Insumat Ltd. He was promoted to Managing Director of the Aero Equipment division of BTR Aerospace Group in 1996 and became our Managing Director, Dunlop Aerospace in March 2002. Prior to joining BTR, Mr. Johnson was a consultant with Lucas Engineering and Systems, and a cell process engineer with Jaguar Cars Ltd. Mr. Johnson holds a Bachelor of Science degree with honors in production engineering and business studies, and a Marketing Diploma. He is a Chartered Engineer and a member of the Institute of Mechanical Engineers.

STEVEN WALKER. Mr. Walker joined Dunlop Aviation as Financial Director in 1993 after serving as an accountant with Mirrlees Blackstone Limited and as the Financial Director of Pilkington's Tiles Limited. He holds a BA degree in Business Studies and is a member of the Chartered Institute of Management Accountants.

JOHN WHELAN. Mr. Whelan has spent all of his working career with BTR/Dunlop, joining as a Commercial Apprentice in the U.K. Tyre Division in 1968 and working with Dunlop Group Purchasing before joining Dunlop Aviation in 1985. He has been Director and General Manager of our Wheel and Brake Programs since 1991 and was appointed the Director of Marketing and Business Development for our Manufacturing Division in March 2002. Mr. Whelan holds a Masters of Business Administration degree.

PAUL SOUBRY, JR. Mr. Soubry joined Standard Aero Limited in 1985 as manager. In 1989 Mr. Soubry was appointed Vice-President Sales and Marketing of Standard Aero Limited. Mr. Soubry became our President, Standard Aero Canadian Operations in March 2001 and was appointed President, Standard Aero Commercial Services in January 2004. He has a Bachelor of Commerce (Honors) degree from the University of Manitoba, and has attended the Executive program at Harvard School of Business.

LEE G. BEAUMONT. Mr. Beaumont joined Standard Aero Limited in 1987 as Director of Special Projects. He was promoted to Director, T56 Engine Program in 1989 and transferred to San Antonio to oversee the new Kelly Air Force Base contract in 1999. Mr. Beaumont became our President, Standard Aero U.S. Operations in March 2001 and was appointed President, Standard Aero Government Services in January 2004. He has a Bachelor of Science and Bachelor of Commerce (Honors) degree from the University of Manitoba and has attended the Executive program at Stanford School of Business.

RENE M. VAN DOORN. Mr. van Doorn joined Standard Aero vof based in Tilburg, the Netherlands in 1997 as Executive Director of PW100 Operations. He became our President, Standard Aero International Operations in March 2001 and was appointed President, Dunlop Standard Energy in January 2004. Mr. van Doorn has a Bachelor degree in Electronic and Electrical Engineering and a Master of Business Administration degree from Brunel University in the United Kingdom. He has worked in the aerospace industry for over 20 years, including tenures with Fokker Aircraft and United Technologies (Hamilton Standard, Pratt & Whitney) from 1983 to 1997.

BRUCE CLARKE. Mr. Clarke commenced employment with Standard Aero Limited in June 1984. Hired initially as Standard Aero Limited's Training and Development Coordinator, he was promoted to Manager of Employee Relations in 1985, Manager of Human Resources in 1987, and Director of Human Resources in 1989. He was appointed Vice-President, Human Resources in 1990 and became our Senior Vice-President, Human Resources in March 2001. Mr. Clarke is a graduate of the University of Manitoba Master of Business Administration program majoring in Human Resources and Marketing with an undergraduate degree in Arts and Education. Prior to joining Standard Aero Limited, he worked for 10 years in public education in Manitoba.

BRADLEY BERTOUILLE. Mr. Bertouille commenced employment with Standard Aero Limited in October 1985. Mr. Bertouille was promoted to Assistant Controller in 1988 and Corporate Controller in 1990. In 1995, he was appointed Executive Vice-President, Finance and Administration of Standard Aero Limited and became our Senior Vice-President, Finance and Administration in 2001. Mr. Bertouille is a Certified Management Accountant with a Diploma in Business Administration from Red River College. Prior to joining Standard Aero Limited, Mr. Bertouille worked in retail accounting.

EDWARD S. RICHMOND. Mr. Richmond commenced employment with Standard Aero Limited in January 1993 as Director of the PT6A Business Unit. He was subsequently promoted to Executive Vice-President responsible for two major Strategic Business Units, one in Canada and one in the United States, prior to assuming his current role as our Senior Vice-President, Strategy and Business Development in March 2001. Prior to joining us, Mr. Richmond held management positions with UTL Corporation, European Helicopters and General Electric Aerospace. Mr. Richmond is a graduate of the Royal Military College of Canada with a Bachelor of Engineering degree. He is also a graduate of the General Electric Management Institute (Crotonville) and the Wharton Advanced Management Program.

BRIAN LANOWAY. Mr. Lanoway commenced employment with Standard Aero Limited in April 1983 as Staff Engineer. He was appointed as Director of the Accessories Product Line in 1986 and Director of Information Systems in 1987. In 1990, he was appointed Director of The Change Program at Standard Aero Limited where he was responsible for managing the operational redesign projects throughout Standard Aero Limited. In 1993, he accepted a position with Motor Coach Industries responsible for managing their business process redesign and returned to Standard Aero Limited in 1997 as Executive Vice-President, Strategic Projects. Mr. Lanoway became our Senior Vice-President, Strategic Projects in March 2001. Mr. Lanoway is a Professional Engineer with a Master of Science degree in Mechanical Engineering from the University of Manitoba. After graduation, he worked as a Project Engineer in the automotive industry and ultimately was Chief Engineer for K-Cycle Engines.

VERNA TAYLOR. Ms. Taylor commenced employment with Standard Aero Limited in June 1987. She began her career at Standard Aero Limited as Staff Engineer. In 1990, she was involved in the redesign of the existing rework facility. Upon completion of the redesign in 1992, Ms. Taylor assumed the role of Operations Engineer and later was promoted to Director of Reworks of Standard Aero Limited in 1993. In 1997, she was promoted to Executive Vice-President, Operations. Ms. Taylor became Senior Vice-President, Operations in March 2002. Ms. Taylor is a Professional Engineer with a Bachelor of Science degree in Industrial Engineering from the University of Manitoba and a graduate of the Master of Business Administration program from the University of Manitoba.

CHRIS ALLEN. Mr. Allen commenced employment with Standard Aero Limited in November 1991. Mr. Allen is a Professional Engineer with a Bachelor of Science degree in Engineering from the University of Manitoba. After five years in mechanical systems design, he began his career at Standard Aero as a Repair Engineer. He was promoted to Operations Engineer and then Manager of Engineering, before relocating to the United States in 1994 as Director of Regional Operations. In 1997, Mr. Allen started up the Marine & Industrial strategic business unit in Canada until it was restructured into Dunlop Standard Energy in 2003. Mr. Allen became our Senior Vice-President, Technology in July 2003.

B.    COMPENSATION

         Total salaries, bonuses, pension payments and other amounts paid by Dunlop Standard Aerospace Group Limited, us and our subsidiaries or their predecessor operations to the current members of our board of directors and the key executives who were employed by us as key executives in 2003 were approximately (pound)1.93 million (2002: (pound)1.92 million). We expect to compensate our directors and executive officers in accordance with their respective positions with us, and their performance against agreed business objectives.

         At December 31, 2003 our board of directors and key executives held options available to be exercised of 320,846 Ordinary Shares (2002: 320,846). The total number of all classes of Ordinary Shares held by our board of directors and key executives was 559,672 (2002: 692,754).

         Management Incentive Compensation Scheme. A group of management employees, selected each year by our chief executive officer on the basis of their significant contributions to our performance, participate in a management incentive compensation scheme. Pursuant to this scheme, these management employees may receive payments generally equal to up to 30% of their annual base salary if we, as a whole, reach, or the individual management employee's relevant division reaches, certain financial targets measured against our business plan for that year.

         Retirement Plans. Our executive officers in Canada and the United States participate in tax-advantaged defined contribution pension plans in which we match the individual employee's contributions up to 5% of that employee's salary, subject to government-mandated limits on employee contributions. Our executive officers in the United Kingdom participate in a defined benefit pension plan, which we believe has terms consistent with those offered by comparable employers in the United Kingdom.

         Employment Agreements. We have entered into employment agreements with all of our directors and executive officers, including Messrs. Shaw and Unruh, who serve as members of the board of directors. These agreements are generally for a period of twelve months to thirty six months with automatic renewal in the absence of notice of termination. Each of the employment agreements contains a notice period of twelve to thirty six months and a non-competition provision which prevents the executive officer from working for one of our competitors for at least one year after a voluntary termination of employment.

C.  BOARD PRACTICES

THE BOARD

         The Board. At December 31, 2003, the board of directors was comprised of five directors. In addition to the Chairman, David Shaw, there were four other executive directors. The board of directors meets when required. The board of directors does not have an audit or compensation committee. Our parent, Dunlop Standard Aerospace Group Limited, appointed our directors to serve on our board and may remove a director at any time.

         Internal Controls. The executive directors acknowledge that they have overall responsibility for our systems of internal control. The systems are designed to manage rather than eliminate the risk of failure to achieve our objectives, safeguard our assets against loss, fairly report our financial performance and position and to ensure compliance with relevant legislation, regulation and best practice. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the board of directors to deal with changing circumstances. For a summary of key financial risks inherent in our business, see "Risk Factors."


D.  EMPLOYEES

         As of December 31, 2003, we had approximately 4,000 employees worldwide. Of our employees, approximately 34% work in the United Kingdom, 32% in Canada, 28% in the United States, 5% in the Netherlands and 1% in other offices around the world, including Belgium, Australia, France and China. Approximately 63% of our employees are involved in engine repair and overhaul, and approximately 37% of our employees are involved in design and manufacturing. Approximately 4% of our employees are involved in the marketing of our products and services. Approximately 20% of our employees are members of labor unions. We negotiate contracts with our employee unions generally at a business unit level, and most contracts are reviewed annually. We believe that our relations with employees and unions are good. None of our operating divisions has suffered a material work stoppage or strike in the last five years.

AVERAGE EMPLOYEE NUMBERS           2003        2002        2001

Sales & Administration            1,120       1,124        1,109
Manufacturing                     2,565       2,572        2,668
Research & Development              277         268          242
                                  -----       -----        -----
Total Average Employees           3,962       3,964        4,019
                                  =====       =====        =====

E. SHARE OWNERSHIP

         Our board of directors and executive officers at December 31, 2003 owned shares in Dunlop Standard Aerospace Group Limited, the Parent Company, and had options to acquire shares which in aggregate would mean they would have approximately 63.6% of the total Ordinary and "A" Ordinary shares. The Management Shareholders currently own 607,054 Regular Ordinary Shares and 489,091 "A" Ordinary Shares and have options to acquire 10,932 Regular Ordinary Shares at an average exercise price of (pound)1 per share and 342,923 "A" Ordinary Shares at an average exercise price of (pound)1 per share.

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

         During 2003 15,077 "A" Ordinary Shares were issued at (pound)1.00 each pursuant to the exercise of share options under the Company's existing share option scheme.


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


SHARE STRUCTURE AND PRINCIPAL SHAREHOLDERS--THE PARENT COMPANY

         Dunlop Standard Aerospace Group Limited's authorized share capital comprises ordinary and preference shares as follows: 617,986 ordinary shares, par value 50 pence per share ("Regular Ordinary Shares"), 882,014 "A" ordinary shares, par value 50 pence per share ("A Ordinary Shares"), and 15,545,455 "B" ordinary shares, par value 50 pence per share ("B Ordinary Shares"), 155,862,000 10% cumulative redeemable preference shares, par value 50 pence per share ("Preference Shares"), and 10,000,000 10% cumulative redeemable preference shares, par value (pound)1 per share ("Preference Shares"). Together the Regular Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares are collectively the "Ordinary Shares". In respect of issued share capital at December 31, 2003, Doughty Hanson owned 13,500,000 B Ordinary Shares, 50,000 A Ordinary Shares, and 155,862,000 Preference Shares, and Management Shareholders owned 607,054 Regular Ordinary Shares and 489,091 A Ordinary Shares and have options to acquire a further 10,932 Regular Ordinary Shares and 342,923 A Ordinary Shares. As a result, and assuming the Management Shareholders exercise such options, Doughty Hanson and Management Shareholders hold approximately 90% and 10%, respectively, of the total voting rights of Dunlop Standard Aerospace Group Limited, which in turn holds 100% of the voting rights in the Company. Prior to the exercise of such remaining options, Doughty Hanson owns approximately 93% of the voting rights. These options expire on September 29, 2008.


B. RELATED PARTY TRANSACTIONS

         The shareholders of Dunlop Standard Aerospace Group Limited have entered into the Investment Agreement, which governs certain rights of, and voting restrictions among, the parties. The Investment Agreement gives Doughty Hanson enhanced rights over our operations and control of both us and our parent company. In particular, Doughty Hanson will be able to prevent us or our parent company from engaging in certain transactions outside the ordinary course of business. In addition, although the members of our board of directors and the boards of directors of our subsidiaries control the operations of those entities, Doughty Hanson has the right to appoint (1) a special director (the "Special Director") with additional powers and (2) an unlimited number of non-executive directors to the board of Dunlop Standard Aerospace Group Limited (of which three have been so appointed) regardless of the number of directors on that board. Doughty Hanson is entitled to appoint an unlimited number of non-executive directors so long as it continues to hold 75% of the B Ordinary Shares. The Management Shareholders are entitled to appoint one director, who is expected to be the chief executive officer. The Special Director and the non-executive directors will be appointed or removed by Doughty Hanson following written notice to us and subject to the prior written consent of the Special Director.

         Doughty Hanson may receive fees should any public offering of our equity or the equity of Dunlop Standard Aerospace Group Limited occur or if Doughty Hanson provides advice to us in connection with another transaction, such as an acquisition. In addition, we may provide compensation to certain employees of Doughty Hanson in their individual capacities as our employees or directors or as employees or directors of Dunlop Standard Aerospace Group Limited, the amount of which is not material to our business.


C.    INTEREST OF EXPERTS AND COUNSEL

         Not applicable


ITEM 8: FINANCIAL INFORMATION

See item 18 and pages F-1 through F-45.


LEGAL PROCEEDINGS

We are involved in certain legal proceedings arising in the normal course of our business. We believe that none of the proceedings, either individually or in the aggregate, is likely to have a material adverse effect on the business or our consolidated financial position.

SIGNIFICANT CHANGES

No significant changes have occurred since the dates of the annual financial statements included in this annual report on Form 20-F.


ITEM 9: THE OFFER AND LISTING

A. Price History                                         High             Low

1999................................................    $103.0        $100.5
2000................................................    $102.875      $97.5
2001................................................    $107.0        $93.0
2002................................................    $106.5        $98.0
2003................................................    $109.0        $98.0

First Quarter 2002...................................   $102.0        $100.0
Second Quarter 2002..................................   $106.5        $102.0
Third Quarter 2002...................................   $105.5        $101.5
Fourth Quarter 2002..................................   $102.5        $98.0
First Quarter 2003....................................  $104.5        $98.0
Second Quarter 2003...................................  $108.0        $100.0
Third Quarter 2003....................................  $108.5        $107.0
Fourth Quarter 2003..................................   $109.0        $106.38
First Quarter 2004....................................  $107.5        $105.13

October 2003........................................... $109.0        $108.00
November 2003.......................................... $108.5        $106.50
December 2003.......................................... $107.0        $106.38
January 2004........................................... $107.25       $106.5
February 2004.......................................... $107.0        $105.13
March 2004............................................. $107.5        $106.5
April 2004 (to April 7th).............................. $106.5        $106.5
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

         The Regular Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares in aggregate carry the right to vote as a single class (except with regard to matters that would vary the rights of holders of that class) and have pari passu rights to receive dividends once dividends have been paid on the Preference Shares. Each class of Ordinary Shares also carries the right to vote as a class with respect to certain matters that would vary the rights of holders of that class of shares, and the B Ordinary Shares have certain additional class rights relating to Doughty Hanson's control of Dunlop Standard Aerospace Group Limited. See "Risk Factors--Risks Relating to the Company--Control of the Company." Upon dissolution or liquidation of Dunlop Standard Aerospace Group Limited, any assets remaining following payment of amounts owed to creditors and to the holders of the Preference Shares are distributable among the holders of Ordinary Shares pro rata by the par value of Ordinary Shares held.

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

         At the time of our acquisition from BTR, Doughty Hanson undertook to subscribe for an aggregate additional 15,000,000 Preference Shares at (pound)1 per Preference Share, of which 5,000,000 were subscribed for in January 1999. In accordance with the amended credit agreement, 5,000,000 preference shares were subscribed on 30 September, 2002 and 5,000,000 were subscribed June 30, 2003. Once these Preference Shares have been issued and paid up, the total equity investment of Doughty Hanson and the Management Shareholders in the Company's parent, Dunlop Standard Aerospace Group Limited (assuming no further exercise of share options) will be (pound)170.5 million.

C.   MATERIAL CONTRACTS

         None.

D.   EXCHANGE CONTROLS

         There are currently no decrees or regulations in the United Kingdom restraining the import or export of capital or affecting the remittance of interest or other payments to holders of the Senior Notes who are not residents of the United Kingdom.

         There are no limitations relating only to non-residents of the United Kingdom under law in the United Kingdom or the Articles of Incorporation of the Company on the right to be a holder of the Group's Notes.

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

UNITED KINGDOM TAXATION

         The following summary describes certain United Kingdom tax consequences of the ownership of the notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their Notes and who hold those Notes as an investment. It may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of United Kingdom tax law in force and Inland Revenue published practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in United Kingdom tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning United Kingdom tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the notes are made hereby.


     INTEREST ON THE GLOBAL NOTES

         The Global Notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 ("ICTA") provided they are listed on a "recognised stock exchange" within the meaning of section 841 ICTA. The Luxembourg Stock Exchange is currently recognised for these purposes. Accordingly, once the notes are listed on the Luxembourg Stock Exchange (as is intended), payments of interest on the Global Notes may be made without withholding on account of United Kingdom income tax. No assurance can be given that such listing will be approved or maintained.

         In other cases (including if the listing is not approved or maintained), there will be an amount withheld from interest on account of income tax at the lower rate (currently 20%), subject to a direction to the contrary by the Inland Revenue in accordance with an applicable double taxation treaty or when the beneficial owner of the interest has satisfied the payor that it is subject to UK corporation tax in respect of that interest.

         United Kingdom paying and collecting agents can be obliged to provide the United Kingdom Inland Revenue with details of interest payments including the amount of the interest and the name and address of the person entitled to it. The Inland Revenue may, in certain cases, pass such information on to the tax authorities in which such person is resident for tax purposes.

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

     UNITED KINGDOM CORPORATION TAX PAYERS

         In general, holders of Notes that are within the charge to United Kingdom corporation tax will be charged to tax on returns on and fluctuations in value of the Notes as income broadly in accordance with their statutory accounting treatment so long as an authorised method is used. Such noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such noteholders' authorised accounting method, is applicable to that period.

     OTHER UNITED KINGDOM TAX PAYERS

         As the notes are denominated in U.S. dollars they would not generally be treated as qualifying corporate bonds ("QCBs") within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, the disposal of the Notes, including their redemption, by a person subject to United Kingdom capital gains tax, may give rise to a chargeable gain or allowable loss for the purposes of United Kingdom capital gains tax, depending upon the individual circumstances of the noteholder. Any gain or loss arising as a result of the exchange offer may result in a taxable gain or loss arising to a noteholder depending on the holder's particular circumstances and such noteholders should consult their own tax advisor.

         Accrued Income Scheme. Under the rules known as the Accrued Income Scheme, which will not apply to relevant discounted securities, a disposal by a noteholder who is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a permanent establishment to which the notes are attributable, may result in any interest which has accrued since the last interest payment date (or where no interest payment date has occurred, the issue of the Notes) being chargeable to tax as income.

     STAMP DUTY AND SDRT

         No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue or transfer by delivery of the Global Notes. Transfers of book-Entry Interests and interests therein should not attract United Kingdom stamp duty or stamp duty reserve tax.

     PROPOSED EUROPEAN UNION WITHHOLDING TAX DIRECTIVE

         On June 3, 2003, the EU adopted the Council Directive 2003/48/EC regarding the taxation of savings income. Under the directive, Member States will be required from January 1, 2005 to provide to the tax authorities of other Member States and certain non-Member States details of payment of interest, or other similar income, paid by a person within its jurisdiction to an individual resident in that other Member State or relevant non-Member State, except that Belgium, Luxembourg and Austria may instead operate a withholding system for a transitional period in relation to such payments by paying agents established in those countries. There will be a paying agent in Luxembourg and the United States.


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


ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Interest Rate Risks. Interest rate management is performed by our central treasury function which manages cash and reduces risk through the use of financial instruments. We borrow in U.S. dollars and pounds sterling at variable rates and are subject to fluctuations in interest rates on our borrowings and surplus cash. Our banking agreement required us to hedge at least 75% of borrowings against future movements in interest rates until November 2002, which we effected by using derivatives, such as interest rate swaps and collars where appropriate. We do not use derivatives for speculative purposes. We fixed our future interest rate requirements in November 2003 such that the majority of our U.S. dollar denominated debt is fixed until July 31, 2006 at a LIBOR interest rate of 2.69% which will result in actual interest rates of 5.19% to 5.44% and the majority of our pounds sterling denominated debt is fixed until January 31, 2006 at a LIBOR interest rate of 4.59% resulting in actual interest rates of 6.60% to 7.35%. As a result of the majority of our debt being fixed, management does not believe that a 100% basis point movement in interest rates would have a material impact on our operating profit.

         At December 31, 2002 we did not have any fixed rate liabilities denominated in pounds sterling. Our U.S. dollar-denominated fixed rate liability was 11.875% with a weighted average life for which the rate is fixed at 6.4 years. Effective February 28, 2002 we agreed to an increase in the margin above LIBOR by 0.25% for each of our tranches of bank debt under our credit agreement.

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

SENSITIVITY ANALYSIS

         Management estimates that a 10% change in the value of the U.S. dollar against the pound sterling would cause a (pound)2.6 million change in our operating profit offset by a (pound)2.0 million change in our interest expense based on operations comparable to the year ended December 31, 2003.

DEBT INSTRUMENTS

The following table details the gross debt owed by the Company at December 31, 2003, by maturity date.


--------------------------------------------------------------------------------------------------------------------
                           TOTAL GROSS BORROWINGS BY MATURITY DATE
--------------------------------------------------------------------------------------------------------------------
                                             (pound) M
--------------------------------------------------------------------------------------------------------------------
          Tranche      Tranche     Tranche       Tranche        Tranche       Total       Senior       Total
Year         A            B           C             D             E         Bank Loans     Notes     Borrowings
--------------------------------------------------------------------------------------------------------------------

2004    (pound)28.0   (pound).5      (pound).5   (pound)23.0           -    (pound)52.0           -    (pound)52.0
--------------------------------------------------------------------------------------------------------------------
2005           27.2          .5             .5            -            -           28.2           -           28.2
--------------------------------------------------------------------------------------------------------------------
2006           16.3          .5             .5            -   (pound)17.3          78.7           -           78.7
--------------------------------------------------------------------------------------------------------------------
2007             -         44.6           44.2            -          17.3          61.5           -           61.5
--------------------------------------------------------------------------------------------------------------------
2008             -           -              -             -            -             -            -             -
--------------------------------------------------------------------------------------------------------------------
2009             -           -              -             -            -             -  (pound)126.4         126.4
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Total   (pound)71.5 (pound)45.6    (pound)45.7   (pound)23.0  (pound)34.6  (pound)220.4 (pound)126.4  (pound)346.8
--------------------------------------------------------------------------------------------------------------------

Interest rates are disclosed in `Note 14 Borrowings' on page F22.

         On 10 February, 2004, we incurred $120.0 million of additional indebtedness with the issuance of New Senior Notes that have the same terms as the current Senior Notes, and repaid (pound)23 million of outstanding indebtedness under our Tranche D revolving credit facility with a portion of the proceeds


FOREIGN CURRENCY HEDGING ARRANGEMENTS

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

         Approximately 75% (2002-72%) of the Company's revenues are denominated in United States dollars, with another 17% (2002-19%) denominated in pounds sterling, and approximately 8% (2002-9%) in Canadian dollars.

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


                                    PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None


ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None


ITEM 15:  CONTROLS AND PROCEDURES

         David W. Shaw, our chief executive officer and David E. Unruh, our chief financial officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

         There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.


ITEM 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

         At December 31, 2003, the board of directors was comprised of five directors. In addition to the Chairman, there were four other executive directors. The board of directors does not have an audit committee.


ITEM 16B:  CODE OF ETHICS

         We are committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. Our Financial Code of Ethics applies to our Chief Executive Office, Chief Financial Officer, and all senior finance managers involved in completion of financial accounting and disclosures , and sets forth specific policies to guide them in the performance of their duties. The Financial Code of Ethics is not intended to replace other more general Codes of Ethics for employees generally but is intended to reinforce expectations for all finance team members to ensure complete and accurate financial records and reporting. Our Financial Code of Ethics has been filed as an exhibit to this annual report.


ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The aggregate fees billed for professional services by PricewaterhouseCoopers ("PwC") in respect of the years ended December 31, 2003 and 2002 were:


         Type of Fees               2003             2002
         ------------               ----             ----
         (in thousands)

         Audit Fees                 (pound)  436    (pound)   362
         Audit Related Fees         (pound)2,200    (pound) 1,508
         Tax Fees                   (pound)  193    (pound)   253
         All Other Fees             (pound)   46    (pound)   123


         In the above table, audit fees are fees the Company paid to PwC for professional services for the audit of the Company's consolidated financial statements included in Form 20-F and for services that are normally provided in connection with statutory and regulatory filings or engagements. Audit related fees includes amounts related to aborted acquisitions and capital raising activities included as exceptional costs. Tax fees generally represent fees for tax compliance and advisory services. All other fees are fees billed by PwC to the Company for any services not included in the first three categories such as consultancy costs.

         The board has the responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The board has established a policy to pre-approve all audit and certain permissible non-audit serviced provided by the independent auditor. All other non-audit services mut be approved by the board before such services can be provided. As well, the board details a list of services that can be pre-approved at the start of the year. Our board of directors approved the engagement of PwC in connection with the audit of our financial statements. In each of 2002 and 2003, the board of directors approved the above fees.


                                   PART III

ITEM 17:  FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.


ITEM 18:  FINANCIAL STATEMENTS

See pages F-1 though F-48, incorporated herein by reference.

ITEM 19:  EXHIBITS

Documents filed as exhibits to this report or incorporated herein by reference:

1.1*     Articles of Association of the Company.

2.1* Indenture, dated as of May 13, 1999, between the Company and The Bank of New York, as trustee, in respect of the 11-7/8% Senior Notes due 2009.

2.2* Notes Depositary Agreement, dated as of May 13, 1999, between the Company and The Bank of New York Trust Company (Cayman) Limited.

2.3 First Supplemental Indenture, dated as of February 10, 2004 to Indenture dated as of May 13, 2000, between the Company and The Bank of New York, as trustee, in respect of the 11-7/8% Senior Notes due 2009.

2.4 Amended and Restated Notes Depositary Agreement, dated as of May 13, 1999, as amended and restated as of February 10, 2004, between the Company and The Bank of New York Trust Company (Cayman) Limited.

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

4.2+ Supplemental Credit Agreement, dated September 28, 1998, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.3+ Supplemental Credit Agreement, dated May 7, 1999, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.4+ Supplemental Credit Agreement, dated February 15, 2002, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and The Fuji Bank, Limited.

4.5+ Supplemental Credit Agreement, dated January 17, 2003, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

4.6 Supplemental Credit Agreement, dated January 29, 2004, between Dunlop Standard Aerospace Group Limited and other as Borrowers and / or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

8.1      Included in Item 4.C of this Annual Report

11.1     Code of Ethics

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 200212.2

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


* - Incorporated by reference from our Registration Statement on Form F-4 (File No. 333-10886)

+ - Incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2002.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS PLC.

By:  /s/ DAVID E. UNRUH                        By:  /s/ DAVID W. SHAW
     ------------------------                       ------------------------
     Name:   D. E. Unruh                            Name:   D. W. Shaw
     Title:  Director                               Title:  Director
Dated:   April 12, 2004                        Dated:  April 12, 2004



                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors...............................................................................    F-2

Consolidated Profit and Loss Accounts for the years ended 31 December 2001, 2002 and 2003 ...................    F-3

Consolidated Statements of Total Recognized Gains and Losses for the years ended 31 December 2001, 2002 and
   2003......................................................................................................    F-4

Reconciliations of Movements in Shareholders' Funds for the years ended 31 December 2001, 2002 and 2003          F-4

Consolidated Balance Sheets as at 31 December 2002 and 2003..................................................    F-5

Consolidated Cash Flow Statements for the years ended 31 December 2001, 2002 and 2003 .......................    F-6

Notes to the Consolidated Financial Statements...............................................................    F-7




                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors of Dunlop Standard Aerospace Holdings plc.

     In our opinion, the accompanying consolidated balance sheets and the related profit and loss accounts, statements of total recognized gains and losses, reconciliations of movements in shareholders' funds, and cash flow statements present fairly, in all materials respects, the financial position of Dunlop Standard Aerospace Holdings plc (the "Group") and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.





PricewaterhouseCoopers LLP
Castle Donington, East Midlands
England
March 17, 2004

                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                     CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                      Year ended
                                         31
                                      December                    Year ended                                  Year ended
                                        2001                   31 December 2002                            31 December 2003
                                      ----------------------------------------------------------------------------------------------
                                                      Before       Exceptional      Total         Before     Exceptional     Total
                                                   Exceptional        Item                     Exceptional      Item
                                                       Item                                       Item
                                      (pound)'000    (pound)'000   (pound)'000   (pound)'000  (pound)'000   (pound)'000  (pound)'000
Revenues (note 3).....................   444,904       451,848             -        451,848     456,614             -      456,614
Operating costs less other
operating income  (notes 3 and 4)       (369,248)     (382,957)       (3,778)      (386,735)   (394,780)       (3,688)    (398,468)

Operating profit                          75,656        68,891        (3,778)        65,113      61,834        (3,688)      58,146
                                          ------        ------        ------         ------      ------        ------       ------


Finance costs (note 5)................  (41,930)                                   (43,235)                               (31,962)
                                        -------                                    -------                                -------

Profit on ordinary activities before
taxation (note 4).....................    33,726                                     21,878                                 26,184

Taxation (note 6).....................   (13,252)                                   (10,018)                               (13,137)
                                         -------                                    -------                                -------

Profit for the financial period
(note 17).............................    20,474                                     11,860                                 13,047
                                          ======                                     ======                                 ======







The accompanying notes are an integral part of these consolidated financial statements.






                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES







                                                             Year ended       Year ended       Year ended
                                                            31 December       31 December      31 December
                                                               2001              2002             2003
                                                         --------------------------------------------------
                                                         (pound)'000       (pound)'000      (pound)'000

Profit for the financial period......................           20,474            11,860           13,047
Foreign exchange adjustments.........................               62            (1,629)          (2,540)
                                                         --------------------------------------------------

Total recognized gains and losses....................           20,536            10,231           10,507

Prior year adjustment................................                -            (1,242)               -
Total recognized gains and losses since last
annual report........................................           20,536             8,989           10,507
                                                         ==================================================


              RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS




                                                             Year ended       Year ended       Year ended
                                                            31 December       31 December      31 December
                                                               2001              2002             2003
                                                         --------------------------------------------------
                                                         (pound)'000       (pound)'000      (pound)'000

Profit for the financial period......................           20,474            11,860           13,047
Foreign exchange adjustments.........................               62            (1,629)          (2,540)


                                                         --------------------------------------------------
Net change in shareholders' funds....................           20,536            10,231           10,507
Equity Shareholders' funds-beginning of period.......          194,952           215,488          225,719
                                                         --------------------------------------------------
Equity Shareholders' funds-end of period.............          215,488           225,719          236,226
                                                         ==================================================



The accompanying notes are an integral part of these consolidated financial statements.

                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                          CONSOLIDATED BALANCE SHEETS



                                                                           Year ended           Year ended
                                                                           31 December         31 December
                                                                              2002                 2003
                                                                           -----------         -----------
                                                                           (pound)'000         (pound)'000

Fixed Assets
Intangible fixed assets (note 8)............................................   341,945             336,914
Tangible fixed assets (note 9)..............................................   178,643             160,875
                                                                           -----------         -----------
                                                                               520,588             497,789
                                                                           -----------         -----------
Current assets
Inventories (note 10).......................................................    69,352              67,203
Investments (note 11) ......................................................         -                 183
Debtors (note 12)...........................................................   130,279             132,309
Cash at bank and in hand (note 23)..........................................    33,585              17,635
                                                                           -----------         -----------
                                                                               233,216             217,330
                                                                           -----------         -----------

Creditors - Amounts falling due within one year (note 13)...................  (152,948)           (148,646)
                                                                           -----------         -----------

Net current assets..........................................................    80,268              68,684

Total assets less current liabilities.......................................   600,856             566,473

Creditors -Amounts falling due after more than one year (note 14)...........  (352,522)           (298,526)

Provisions for liabilities and charges (note 16)............................
                                                                               (22,615)            (31,721)
                                                                           -----------         -----------
                                                                               225,719             236,226
                                                                           ===========         ===========
Share capital and reserves
Called up share capital (note 17)...........................................   160,000             160,000
Profit and loss account (note 17)...........................................    65,719              76,226
                                                                           -----------         -----------

Total equity shareholders' funds............................................   225,719             236,226
                                                                           ===========         ===========











The accompanying notes are an integral part of these consolidated financial statements.

                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                       CONSOLIDATED CASH FLOW STATEMENTS




                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
Net cash inflow from operating activities (note 23)             80,632            62,723           85,542


Returns on investments and servicing of finance
Interest paid (net of received)......................          (40,265)          (43,282)         (30,993)
Finance lease interest paid..........................              (12)                -              (31)
Net cash (outflow) from returns on investments and
servicing of finance.................................          (40,277)          (43,282)         (31,024)
                                                            --------------  --------------  --------------
Taxation

Tax paid.............................................           (8,927)           (7,724)          (8,058)
                                                            --------------  --------------  --------------
                                                                (8,927)           (7,724)          (8,058)
                                                            --------------  --------------  --------------

Capital expenditure
(Payments) to acquire tangible fixed assets..........          (28,513)          (33,537)         (10,306)
Proceeds from sale of tangible fixed assets..........            1,909             4,183              467
Development costs and licensing and OEM authorization
fees.................................................           (9,319)           (2,268)          (9,029)
                                                            --------------  --------------  --------------
Net cash (outflow) from capital expenditure..........          (35,923)          (31,622)         (18,868)
                                                            --------------  --------------  --------------


Net  cash inflow/(outflow) before use of liquid
resources and financing..............................           (4,495)          (19,905)          27,592
                                                            --------------  --------------  --------------
Management of liquid resources.......................          (11,381)                -                -
                                                            --------------  --------------  --------------
Short term bank deposits.............................          (11,381)                -                -

Financing
Issue of equity shares...............................                -                 -                -
Bank loans (repaid)/drawn (note 24)..................            8,760             8,294          (27,601)
Capital element of finance lease repayments
 (note 24)...........................................             (352)                -            3,672
                                                            --------------  --------------  --------------
Net cash (outflow)/inflow from financing                         8,408             8,294          (23,929)
                                                            --------------  --------------  --------------
(Decrease) in cash (note 24).........................           (7,468)          (11,611)           3,663
                                                            ==============  ==============  ==============


The accompanying notes are an integral part of these consolidated financial statements.

                     DUNLOP STANDARD AEROSPACE HOLDINGS plc

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1    Nature of Operations

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

     As at 31 December 2003 the subsidiaries of Dunlop Standard Aerospace Holdings plc were as follows:

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

2    Accounting Policies

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


     Goodwill arising on acquisitions

     Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalized. Goodwill is amortized over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. Goodwill being amortized over a period exceeding 20 years, or where not amortized at all as is the case at 31 December 2003 and 31 December 2002, is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the Group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company.


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


     Deferred costs, licences and OEM authorisation fees


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

     Grants

     Capital grants are treated as deferred income and released to the profit and loss account over the life of the asset to which they relate. The unamortised portions of such grants are included within accruals and deferred income. Revenue grants are credited to operating profit in the same period in which the expenditure to which they relate is charged.

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

     Derivative instruments

     Financial instruments are utilized to support and raise finances for the Group's trading operations. Interest is charged or taken to profit as incurred or earned, except that finance costs, including issue costs, of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount of debt.

     The Group is party to derivative financial instruments (derivatives) primarily to manage exposure to fluctuations in foreign currency exchange rates and interest rates. Derivatives are designated as hedges and treated as such from the inception of the relevant contracts. Gains or losses on hedging instruments are recognized when the hedged transaction occurs. Gains or losses arising from cancellation of hedging instruments due to the termination of the underlying transaction are taken to the profit and loss account immediately. Amounts payable or receivable in respect of interest rate swap agreements are recognized as adjustments to the interest expense over the period of the contracts.


3    Segmental Analysis

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

     Revenues



                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
Design and Manufacturing...........................          153,177           131,314           121,359
Engine Repair & Overhaul...........................          291,727           320,534           335,255
                                                            --------------  --------------  --------------
                                                             444,904           451,848           456,614
                                                            ==============  ==============  ==============


     Operating Costs Less Other Operating Income (pre-exceptional item)


                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
Design and Manufacturing...........................         (100,305)          (93,878)          (89,114)
Engine Repair & Overhaul...........................         (268,943)         (289,079)         (305,666)
                                                            --------------  --------------  --------------
                                                            (369,248)         (382,957)         (394,780)
                                                            ==============  ==============  ==============

     Operating Profit (pre-exceptional item)



                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
Design and Manufacturing...........................            52,872         37,436           32,245
Engine Repair & Overhaul...........................            22,784         31,455           29,589
                                                            --------------  --------------  --------------
                                                               75,656         68,891           61,834
                                                            ==============  ==============  ==============



Supplementary segment disclosures in respect of revenues:

                                                                          Revenues by Origin
                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
United Kingdom......................................          115,554            97,748           91,189
Other Europe........................................          .44,823            47,586           44,917
USA.................................................          165,760           170,326          191,968
Canada..............................................          102,597           116,709          114,344
Rest of the World...................................           16,170            19,479           14,196
                                                            --------------  --------------  --------------
                                                              444,904           451,848          456,614
                                                            ==============  ==============  ===============


                                                                          Revenues by Destination
                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
United Kingdom.....................................           58,411            55,225           46,005
Other Europe.......................................           55,949            54,315           57,852
USA................................................          248,299           250,595          264,906
Canada.............................................           45,309            45,884           44,152
Rest of the World..................................           36,936            45,829           43,699
                                                            --------------  --------------  --------------
                                                             444,904           451,848          456,614
                                                            ==============  ==============  ===============


         The Company has two customers, Rolls Royce plc, and Lockheed Martin/Kelly USA that, individually are more than 10% but less than 20% of revenues. Revenues made to Rolls Royce plc group of companies were as follows: year ended 31 December 2001:(pound)80.2 million; year ended 31 December 2002:(pound)81.8 million and year ended 31 December 2003:(pound)83.9 million. Revenues made to Lockheed Martin/Kelly USA were as follows: year ended 31 December 2001:(pound)55.7 million; year ended 31 December 2002:(pound)66.6 million and year ended 31 December 2003: (pound)85.8 million. In the year ended 31 December 2003, revenues made to the United States Government of(pound)92.0 million also exceeded 20% of total revenues (31 December 2002:(pound)71.8 million). This includes revenues to the U.S. military and other non-military organizations such as the U.S. Coast Guard and revenues through the Lockheed Martin/Kelly USA contract.

         Supplementary segment disclosures in respect of other operating costs less other operating income:


                                                                        Design and Manufacturing
                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                           (pound)'000       (pound)'000      (pound)'000
Cost of goods sold.................................           75,447           66,332           64,715
Selling general and administrative  expenses
and other expenses.................................           24,858           27,546           24,399
                                                            --------------  --------------  --------------
                                                             100,305           93,878           89,114
                                                            ==============  ==============  ===============

                                                                         Engine Repair & Overhaul
                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                             (pound)'000      (pound)'000     (pound)'000
Cost of goods sold.................................             238,986           260,267          274,635
Selling general and  administrative  expenses
and other expenses                                               29,957            28,812           31,031
                                                            --------------  --------------  --------------
                                                                268,943           289,079          305,666
                                                            ==============  ==============  ===============



         Supplementary segment disclosures in respect of the balance sheet information:

                                                                               Operating Net Assets
                                                                          31 December         31 December
                                                                             2002                2003
                                                                          (pound)'000         (pound)'000
                                                                          ------------       -------------
Design and Manufacturing...............................................     137,129             147,267
Engine Repair & Overhaul...............................................     189,979             160,341

                                                                            327,108             307,608
Unallocated net liabilities............................................      (9,307)            (16,721)
Goodwill...............................................................     313,856             304,129
Taxation...............................................................     (28,042)            (32,240)
Net debt...............................................................    (377,896)           (326,550)
                                                                          ------------       -------------
Net assets.............................................................     225,719             236,226
                                                                          ============       =============


         Unallocated net liabilities principally relate to accrued interest and accrued head office expense.






                                                    Engine Repair andOverhaul             Design and Manufacturing
                                                 31 December         31 December         31 December       31 December
                                                     2002               2003                2002               2003
                                                  (pound)'000        (pound)'000         (pound)'000        (pound)'000
                                               ------------------------------------ ------------------------------------
Long-lived assets by location
    United Kingdom...........................                               -              75,185              75,073
    Other Europe.............................        14,043            11,279                   -                   -
    USA......................................        23,708            16,914               4,389               3,779
    Canada...................................        58,761            52,314                   -                   -
    Rest of the World........................         2,416             1,415                 139                 101
                                                ---------------   -----------------  ----------------   -----------------
                                                     98,928            81,922              79,713              78,953
                                                ===============   =================  ================   ==================


Capital expenditure in the year ended 31 December 2003 was (pound)5.2 million in Engine Repair & Overhaul (year ended 31 December 2002: (pound)25.6 million) and (pound)5.1 million in Design and Manufacturing (year ended 31 December 2002: (pound)7.9 million).

4        Operating Costs Less Other Operating Income

     Operating costs less other operating income may be analyzed as follows:

                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                            (pound)'000        (pound)'000    (pound)'000
Changes in  inventories of finished goods and
work in progress.............................                   2,817            (1,895)            1,340
Raw materials and consumables................                 195,626           212,721           222,119
Employee costs                                                109,058           115,245           121,070
Depreciation and amortization                                  18,486            19,241            18,904
Other operating  charges less other operating
income.........................................                43,261            37,645            31,347
                                                            --------------  --------------  --------------
Total before exceptional items                                369,248           382,957           394,780
Other operating  charges less other operating
income - exceptional                                                -             3,788             3,688
                                                            --------------  --------------  --------------
                                                              369,248           386,735           398,468
                                                            ==============  ==============  ==============

     Profit on ordinary activities before taxation is stated after charging/(crediting):


                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                            (pound)'000        (pound)'000    (pound)'000

Depreciation.......................................              12,875            14,540         14,667
Amortisation of development costs..................               2,223             2,018          1,611
Amortisation of deferred costs.....................               2,643             1,622          1,438
Amortisation of license and OEM fees                                745             1,061          1,188
Loss on revenues of fixed assets                                     79               469             74
Operating lease rentals - land and buildings.......               4,682             4,409          3,562
                        - plant and equipment......                 529             1,820          1,369
Capital grant release..............................                (264)             (290)          (296)
Foreign exchange differences.......................                (909)             (358)        (1,168)
Goodwill impairment charge.........................                 199                 -              -
Exceptional Item -1................................                   -             3,778              -
Exceptional Item -2................................                   -                 -          3,688
                                                             =============  ===============  =============


     1. The current year exceptional item charge of (pound)3,688,000 related to our efforts to acquire a business that was ultimately purchased by another company.

     2. The prior year exceptional item charge of (pound)3,778,000 relates to costs incurred in relation to a proposed plan to seek a listing of the group's shares on the New York Stock Exchange.

5        Finance Costs

                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                            (pound)'000        (pound)'000    (pound)'000
Interest payable on bank loans and
Overdrafts net of interest received................            21,979            23,486          12,946
Interest payable on Senior Notes...................            17,813            17,699          17,130
Finance lease interest.............................                12                 -              31
Amortisation of finance costs......................             2,126             2,050           1,855
                                                            --------------  --------------  --------------
                                                               41,930            43,235          31,962
                                                            ==============  ==============  ===============



6        Taxation

                                                             Year ended       Year ended       Year ended
                                                             31 December      31 December      31 December
                                                                2001              2002             2003
                                                            --------------  --------------  --------------
                                                            (pound)'000        (pound)'000    (pound)'000
Analysis of the tax charge for the year:

United Kingdom:
Corporation tax at 30% (2001: 30%, 2000:30%)                  5,036              (1,001)           (715)
Adjustments in respect of prior periods...                      509                   -            (601)
Double tax relief.........................                        -                   -               -
------------------------------------------------------ ------------------- --------------- ----------------
                                                              5,545              (1,001)         (1,316)
Foreign Tax:
Corporation taxes - current period........                    8,319               8,222           4,015
Adjustment in respect of prior periods....                     (467)               (662)             (9)
Foreign Exchange Movement.................                        -                   -           1,786
------------------------------------------------------ ------------------- --------------- ----------------
                                                              7,852               7,560           5,792

------------------------------------------------------ ------------------- --------------- ----------------

Total current tax.........................                   13,397               6,559           4,476
------------------------------------------------------ ------------------- --------------- ----------------


Deferred taxation (note 15)
Origination and reversal of timing differences                 (145)              3,459           8,661
------------------------------------------------------ ------------------- --------------- ----------------
Representing:
  United Kingdom..........................                      946                 (89)            252
  Foreign tax.............................                   (1,091)              3,548           8,409
------------------------------------------------------ ------------------- --------------- ----------------

Total deferred tax........................                     (145)              3,459           6,996
Adjustment in respect of prior
year......................................                        -                   -           1,665
------------------------------------------------------ ------------------- --------------- ----------------
                                                               (145)              3,459           8,661
------------------------------------------------------ ------------------- --------------- ----------------

Tax on profit on ordinary activities......                   13,252              10,018          13,137
====================================================== =================== =============== ================


     Tax on recognised gains and losses not included in the profit and loss account:

                                                                      Year ended       Year ended       Year ended
                                                                      31 December      31 December      31 December
                                                                         2001              2002             2003
                                                                     --------------  --------------  --------------
                                                                     (pound)'000        (pound)'000    (pound)'000
UK Corporation tax at 30% (2002:30%)
Current tax  charges/(credit)  on exchange  movements offset in
reserves...............................................................  (127)              684             715
---------------------------------------------------------------- ----------------- --------------- ----------------


6    Taxation (con't)

     The tax for the period is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

                                                                      Year ended       Year ended       Year ended
                                                                      31 December      31 December      31 December
                                                                         2001              2002             2003
                                                                     --------------  --------------  --------------
                                                                     (pound)'000        (pound)'000    (pound)'000

Profit on ordinary activities before tax.........................      33,726           21,878          26,184
                                                                 ---------------- --------------- ----------------
Profit on ordinary  activities  multiplied  by standard rate of
corporation tax in the UK of 30% (2002:30%, 2001:30%)............      10,118            6,563           7,855
Effects of:

Adjustment to tax in respect of prior period.....................          42             (662)           (610)
Adjustment in respect of foreign tax rates.......................       2,536            2,691           1,731
Expenses not deductible for tax purposes.........................         671            1,192             588
Capital allowances in excess of depreciation.....................      (1,526)            (572)            676
Other timing differences.........................................       1,811           (2,874)         (7,672)
Losses...........................................................        (255)             221             122
Foreign Exchange Movement........................................           -                -           1,786
                                                                 ---------------- --------------- ----------------
                                                                       13,397            6,559           4,476
                                                                 ================ =============== ================

     The foreign tax rate adjustments reflect the fact that the majority of our taxable profits arise in North America where tax rates are significantly higher.

7        Employee Share Option Plans and Share Incentive Schemes

         At 31 December 2002 and 31 December 2003 share options had been granted to employees (including directors) of the Group to subscribe for shares in the ultimate parent undertaking, Dunlop Standard Aerospace Group Limited, as detailed in the table below. In all cases the subscription price is (pound)1 per share. All of the options were granted on 1 October 1998 and no options have expired. The market value of the options at the date of grant was (pound)1, which was equivalent to the exercise price at that date. There was consequently no cost to the Group arising from the issue of the share options.

         On 28 September 2000 the share option agreements were modified to permit share options to be exercised at any time.

                                                                      Options           Options          Options
                                                                   outstanding at      Exercised     outstanding at
                                                                     1 January         During the      31 December
                                                                       2003               Year            2003
                                                                   --------------  ----------------  ---------------
                                                                       Number            Number          Number
Ordinary shares of 50 pence each                                       10,932                   -          10,932
`A' Ordinary shares of 50 pence each                                  358,000             (15,077)        342,923
                                                                   --------------  ----------------  ---------------
                                                                      368,932             (15,077)        353,855
                                                                   ==============  ================= ===============











8        Intangible Fixed Assets


                                                                  Licenses and
                                                                      OEM
                                                Development      authorisation
                                                   Costs              Fees           Goodwill            Total
                                             ---------------- ------------------ --------------- ----------------
                                             (pound)'000       (pound)'000       (pound)'000       (pound)'000
Cost
At 31 December 2001.......................          20,188            18,874           325,296          364,358
Exchange adjustments......................            (421)           (1,885)          (11,241)         (13,547)
Additions.................................           2,135               133                 -            2,268
Reclassifications and other adjustments...             (15)                -                 -              (15)
                                             ---------------- ------------------ --------------- ----------------
At 31 December 2002.......................          21,887            17,122           314,055          353,064
                                             ================ ================== =============== ================

Exchange adjustments......................            (431)           (1,814)           (9,727)         (11,972)
Additions.................................           6,912             2,117                 -            9,029
Reclassifications and other adjustments...               -                 -                 -                -
                                             ---------------- ------------------ --------------- ----------------
At 31 December 2003.......................          28,368            17,425           304,328          350,121
                                             ================ ================== =============== ================

Amortisation
At 31 December 2001.......................           5,586             2,867               199            8,652
Exchange adjustments......................            (239)             (357)                -             (596)
Charge for period.........................           2,018             1,061                 -            3,079
Provision for impairment..................               -                 -                 -                -
Reclassifications and other adjustments...             (16)                -                 -              (16)
                                             ---------------- ------------------ --------------- ----------------
At 31 December 2002.......................           7,349             3,571               199           11,119
                                             ================ ================== =============== ================

Exchange adjustments......................            (270)             (441)                -             (711)
Charge for period.........................           1,611             1,188                 -            2,799
Provision for impairment..................               -                 -                 -                -
Reclassifications and other adjustments...                                 -                 -                -
                                             ---------------- ------------------ --------------- ----------------
At 31 December 2003.......................           8,690             4,318               199           13,207
                                             ================ ================== =============== ================

Net Book Amount
At 31 December 2001                                 14,602            16,007           325,097          355,706
                                             ================ ================== =============== ================
At 31 December 2002                                 14,538            13,551           313,856          341,945
                                             ================ ================== =============== ================
At 31 December 2003                                 19,678            13,107           304,129          336,914
                                             ================ ================== =============== ================

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

The non-amortisation of goodwill represents a departure from the Companies Act 1985, Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group's results, for the reasons outlined above. If the goodwill arising on the acquisition of the Group's businesses had been amortized over a period of 20 years, operating profit would have decreased by approximately (pound)15.6 million in 2003 (year ended 31 December 2002:
(pound)16.1 million and year ended 31 December 2001: (pound)16.3 million).

9  Tangible Fixed Assets

                                                                      Short
                                                     Freehold       leasehold
                                                     land and        land and       Plant and
                                                     buildings      buildings       machinery         Total
                                                --------------- --------------- --------------- -------------
                                                 (pound)'000    (pound)'000     (pound)'000     (pound)'000
Cost
At 31 December 2001.......................            52,456          2,915         146,675         202,046
                                                =============== =============== =============== =============
Exchange adjustments......................            (2,503)          (269)        (10,306)        (13,078)
Transfers.................................               443            136             860           1,439
Additions.................................             6,844             56          27,177          34,077
Disposals.................................                 -           (217)         (5,669)         (5,886)
                                                --------------- --------------- --------------- -------------
At 31 December 2002.......................            57,240          2,621         158,737         218,598
                                                =============== =============== =============== =============

Exchange adjustments......................            (2,506)          (229)         (9,503)        (12,238)
Transfers                                                  -              -          (5,003)         (5,003)
Additions.................................             1,821       .    100           9,066          10,987
Disposals.................................                 -           (141)           (928)         (1,069)
                                                --------------- --------------- --------------- -------------
At 31 December 2003.......................            56,555          2,351         152,369         211,275
                                                =============== =============== =============== =============

Depreciation
At 31 December 2001.......................             1,759            801          24,789          27,349
Exchange adjustments......................              (123)           (86)         (1,930)         (2,139)
Transfers                                                (11)            17           1,433           1,439
Charge for period.........................               880            167          13,493          14,540
Disposals.................................                 -            (98)         (1,136)         (1,234)
                                                --------------- --------------- --------------- -------------
At 31 December 2002.......................             2,505            801          36,649          39,955
                                                =============== =============== =============== =============

Exchange adjustments......................              (221)           (80)         (2,828)         (3,129)
Transfers.................................                 -              -            (565)           (565)
Charge for the period.....................               972            142          13,553          14,667
Disposals.................................                 -            (95)           (433)           (528)
                                                --------------- --------------- --------------- -------------
At 31 December 2003.......................             3,256            768          46,376          50,400
                                                =============== =============== =============== =============

Net Book Amount
At 31 December 2001                                   50,697          2,114         121,886         174,697
                                                =============== =============== =============== =============
At 31 December 2002                                   54,735          1,820         122,088         178,643
                                                =============== =============== =============== =============
At 31 December 2003                                   53,299          1,583         105,993         160,875
                                                =============== =============== =============== =============


         Plant and machinery at 31 December 2003 includes assets held under finance leases in North America and Holland with a cost of (pound)3,865,000 and accumulated depreciation of (pound)10,000. At 31 December 2002 and 31 December 2001, includes no assets held under finance leases.

         The net transfer of (pound)4,438,000 related to Engine Repair and Overhaul component cores which management believe are more fairly represented in stocks.

10  Inventories


                                                                          31 December         31 December
                                                                              2002                2003
                                                                      -----------------   ----------------
                                                                       (pound)'000         (pound)'000
Raw materials and consumables..........................................      37,204              37,802
Work in progress.......................................................      19,631              18,308
Finished goods.........................................................      12,517              11,093
                                                                      -----------------   ----------------
                                                                             69,352              67,203
                                                                      =================   ================


     Inventories are stated after provisions of(pound)8,735,000 (31 December 2002:(pound)8,457,000).

11  Investments

                                                                          31 December         31 December
                                                                              2002                2003
                                                                      -----------------   ----------------
                                                                       (pound)'000         (pound)'000
Trade Investments......................................................           -                 183
                                                                      -----------------   ----------------
                                                                                  -                 183
                                                                      =================   ================


12  Debtors


                                                                          31 December         31 December
                                                                              2002                2003
                                                                      -----------------   ----------------
                                                                       (pound)'000         (pound)'000
Amounts due within one year
Trade debtors..........................................................      95,809              92,823
Other debtors..........................................................       5,612               7,568
Prepayments and accrued income.........................................       3,282               3,038
Deferred costs - Initial manufactured parts provided...................       2,796               2,687
                                                                            107,499             106,116
Amounts due after more than one year
Other debtors..........................................................         574               1,936
Deferred costs - Initial manufactured parts provided...................      22,206              24,257
                                                                      -----------------   ----------------
                                                                            130,279             132,309
                                                                      =================   ================


     Trade debtors at 31 December 2003 are stated after allowances for doubtful accounts of(pound)2,865,000 (31 December 2002: (pound)2,595,000).

     Trade debtors at 31 December 2003 includes unbilled revenue of (pound)35,864,000 (31 December 2002: (pound)41,395,000), which represents amounts earned and recognized in the period for which billings are issued in the following period.


13  Creditors - Amounts falling due within one year


                                                                          31 December         31 December
                                                                              2002                2003
                                                                      -----------------   ----------------
                                                                       (pound)'000         (pound)'000
Bank overdraft.........................................................      18,148                   -
Bank loans (note 15)...................................................      49,762              50,278
Trade creditors........................................................      46,935              61,700
Other creditors........................................................       7,673               5,504
Amounts owed to parent undertaking.....................................       5,493              10,508
Taxation and social security...........................................       1,652               1,419
Corporation tax........................................................       7,837               3,286
Accruals and deferred income...........................................      15,448              15,190
Obligation under finance lease.........................................           -                 761
                                                                      -----------------   ----------------
                                                                            152,948             148,646
                                                                      =================   ================

     The bank overdraft facilities are repayable on demand and are secured as part of the Ancilliary Facilities Agreement to the main banking facilities described in note 14. The available overdraft facilities at 31 December 2003 were (pound)5 million, and Cdn$14.1 million.


14  Creditors - Amounts falling due after more than one year


                                                                          31 December         31 December
                                                                              2002                2003
                                                                      -----------------   ----------------
                                                                       (pound)'000         (pound)'000
Accruals and deferred income...........................................       8,951               5,380
Senior Notes (note 15).................................................     136,479             123,740
Bank loans (note 15)...................................................     207,092             166,804
Obligation under Finance lease.........................................           -               2,602
                                                                      -----------------   ----------------
                                                                            352,522             298,526
                                                                      =================   ================


15  Borrowings


The movement in gross borrowing obligations (ie-before deduction of deferred debt issue costs) is as follows:

                                                                                 Finance
                                                 Bank Loans     Senior Notes      Leases           Total
                                               -------------  ----------------  ----------      -------------
                                             (pound)'000      (pound)'000      (pound)'000       (pound)'000
At 31 December 2001                                 280,247         155,172              -           435,419
Principal repayments - scheduled.............       (15,615)              -              -           (15,615)
New loans drawn..............................        23,909               -              -            23,909
Exchange adjustments.........................       (27,086)        (15,420)             -           (42,506)
                                               -------------  ----------------  ----------      -------------
At 31 December 2002..........................       261,455         139,752              -           401,207
                                               =============  ================  ==========      =============
Principal repayments - scheduled                    (28,401)              -              -           (28,401)
New loans drawn..............................           800               -          3,672             4,472
Exchange adjustments.........................       (13,418)        (13,348)          (309)          (27,075)
                                               -------------  ----------------  ----------      -------------
At 31 December 2003..........................       220,436         126,404          3,363           350,203
                                               =============  ================  ==========      =============


Total gross borrowings, excluding unsecured bank overdrafts, are repayable from the balance sheet date as follows:


                                                                             Finance
                                                Bank Loans   Senior Notes     Leases             Total
                                              -------------  -------------- -------------    -------------
                                             (pound)'000    (pound)'000    (pound)'000     (pound)'000
Year one                                             51,969              -            761          52,730
Year two                                             28,162              -          1,331          29,493
Year three                                           78,793              -          1,271          80,065
Year four                                            61,512              -              -          61,511
Year five                                                 -              -              -               -
After five years                                          -        126,404              -         126,404
                                              -------------  -------------- -------------    -------------
                                                    220,436        126,404          3,363         350,203
                                              =============  ============== =============    =============



Borrowings include the following variable rate                                        31 December       31 December
collateralised bank loans repayable by:                                                   2002              2003
                                                                                   ----------------  ---------------
                                                   Currency        Interest rate    (pound)'000       (pound)'000
2006 (Tranche A)..............................   Sterling       LIBOR + 2.00%              93,920           71,520
2006 (Tranche B)..............................   U.S. dollars   LIBOR + 2.50%              51,017           45,664
2007 (Tranche C)..............................   U.S. dollars   LIBOR + 2.75%              51,022           45,672
2006 (Tranche D)..............................   Sterling       LIBOR + 2.00%              12,000           23,000
2006 (Tranche D)..............................   U.S. dollars   LIBOR + 2.00%              16,149                -
2007 (Tranche E)..............................   U.S. dollars   LIBOR + 2.75%              37,347           33,780
2007 (Tranche E)..............................   Sterling       LIBOR + 2.75%                   -              800
2009 (Senior Notes) ..........................   U.S. dollars         11.875%             139,752          126,404
                                                                                   ----------------  ---------------
Gross borrowings payable......................                                            401,207          346,840
Less debt issue costs to be amortized.........                                             (7,874)          (6,018)
                                                                                   ----------------  ---------------
Borrowings payable net of debt issue costs ...                                            393,333          340,822
                                                                                   ================  ===============
                                                                                           49,762           50,278
Repayable within one year.....................
Repayable after more than one year............                                            343,571          290,544
                                                                                   ----------------  ---------------
                                                                                          393,333          340,822
                                                                                   ================  ===============


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

     The Tranche D facility of (pound)50 million is a revolving credit facility. At 31 December 2003 (pound)23.0 million had been drawn down under this facility (31 December 2002: (pound)28.149 million). The Group's ability to draw down this facility is restricted by the level of any bank overdrafts or available credit facilities existing in the UK and North America at any point in time. At 31 December 2003, (pound)11.389 million of this facility had been committed in respect of overdraft facilities in the UK ((pound)5 million) and Canada (Cdn$14.1 million). Accordingly, the available facility at 31 December 2003 was (pound)15.611 million (31 December 2002: (pound)10.462 million).


     The Tranche E facility is a term loan facility. The aggregate amount to be repaid shall be fifty percent of the total amount outstanding on 1 October 2006 with the balance on 1 October 2007.

     Final repayment is due on all amounts under these facilities in 2007.

         The Senior Notes ("the Notes") are unsecured and mature on 15 May 2009. Interest at 11.875% is paid semi-annually. At the Company's discretion, the Notes may be redeemed on or after 15 May 2004. In addition, prior to 15 May 2003, the Company may redeem up to 35% of the Notes with the net proceeds of an equity sale and may also redeem all, but not fewer than all, of the Notes if certain additional taxes become payable.

     Certain of these facilities contain covenants that limit the Group's ability to raise additional finance in the future.

         The undrawn committed facilities available in respect of which all conditions precedent had been met at the balance sheet date were as follows:

                                                                            31 December       31 December
                                                                               2002              2003
                                                                         -----------------  ---------------
                                                                        (pound)'000        (pound)'000
Expiring in one year or less...........................................             -                  -
Expiring in more than one year but not more than two years.............             -                  -
Expiring in more than two years........................................        27,021             25,292
                                                                         -----------------  ---------------
                                                                               27,021             25,292
                                                                         =================  ===============

     All of the above committed borrowing facilities incur commitment fees at market rates.



The weighted average interest rate of borrowings (excluding the amortization of debt issue costs) at 31 December 2003, after taking into account the various interest rate swaps as described in note 17, was 7.5% (31 December 2002: 7.2%).








16  Provisions for Liabilities and Charges


                                                     Deferred tax         Warranty          Pension            Total
                                                   ---------------    -------------     -------------     ------------
                                                   (pound)'000       (pound)'000       (pound)'000       (pound)'000
At 31 December 2001.............................         17,212              1,536                 -            18,748

Exchange adjustments............................           (466)              (111)                -              (577)
Charged / (credited)............................          3,459              5,861                 -             9,320
Utilized........................................              -             (4,876)                -            (4,876)
                                                   ---------------    -------------     -------------     ------------
At 31 December 2002.............................         20,205              2,410                 -            22,615

Exchange adjustments............................             88               (175)                -               (87)
Charged / (credited)............................          8,661              3,645               389            12,695
Utilized........................................              -             (3,502)                -            (3,502)
                                                   ---------------    -------------     -------------     ------------
At 31 December 2003.............................         28,954              2,378               389            31,721
                                                   ===============    =============     =============     ============


         Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date, with the amounts provided expected to be utilized within eighteen months of the balance sheet date.

         The net deferred tax provision included within the financial statements is analyzed as follows:


                                                                            Year ended        Year ended
                                                                            31 December       31 December
                                                                               2002              2003
                                                                         --------------     -------------
                                                                         (pound)'000       (pound)'000
Deferred taxation provided
Accelerated capital allowances and other timing differences relating
to tangible fixed assets............................................           15,518             15,736
Deferred taxation on other short term timing differences:
   Deferred costs and other intangible assets                                   7,704              9,134
   Other short term timing differences.............................            (3,017)             4,084
                                                                         --------------     -------------
                                                                               20,205             28,954
                                                                         ==============     =============


Factors that may affect future tax charges

         Based on current capital investment plans, the group expects to continue to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current year.

         No provisions has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is (pound)0.9 million. At present it is not envisaged that any such tax will become payable in the foreseeable future.

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

17  Share Capital and Reserves

                                                                                             Profit and
                                                                           Share Capital    Loss Account
                                                                         --------------     -------------
                                                                         (pound)'000       (pound)'000
At 31 December 2001                                                           160,000             55,488
Retained profit for the year ended 31 December 2002................                 -             11,860
Exchange adjustments - retained earnings...........................                 -               (945)
                                     - net assets                                   -            (18,693)
                                     - borrowings                                   -             18,693
                                     - tax effect of above                          -               (684)
At 31 December 2002................................................           160,000             65,719


Retained profit for the year ended 31 December 2003................                 -             13,047
Exchange adjustments - retained earnings...........................                 -             (1,005)
                                     - net assets..................                 -            (17,415)
                                     - borrowings..................                 -             16,595
                                     - tax effect of above.........                 -               (715)
                                                                         --------------     -------------
At 31 December 2003................................................           160,000             76,226


         The share capital of the Company comprised:

Ordinary shares of(pound)1 each                       Authorised                Allotted and Fully Paid
                                               Number     (pound)'000           Number     (pound)'000
At 31 December 2002                         160,000,000          160,000     160,000,000      160,000,000
                                           -------------    -------------   -------------    -------------
At 31 December 2003                         160,000,000          160,000     160,000,000      160,000,000
                                           =============    =============   =============    =============


         The Company's authorised share capital on incorporation was 100 ordinary shares of (pound)1 each. This was subsequently increased to 155,000,000 ordinary shares of (pound)1 each on 30 September 1998, and to 160,000,000 ordinary shares of (pound)1 each on 30 March 1999. The Company issued 2 ordinary shares at par on incorporation. A further 154,999,998 ordinary shares were issued at par on 1 October 1998, and a further 5,000,000 ordinary shares were issued at par on 30 March 1999.

18  Foreign Exchange and Interest Rate Disclosures

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

     The following summarizes the Group's outstanding swap contracts at 31 December 2003 which, represent agreements to swap out of floating rates and into fixed rate payments:


Notional amount (000's)         Term                       Floating LIBOR rate          Fixed LIBOR rate

(pound)71,520                   Nov 03 - Jan 04            (pound) LIBOR                  4.60%
(pound)41,628                   Jan 04 - Jul 04            (pound) LIBOR                  4.60%
(pound)27,628                   Jul 04 - Jan 05            (pound) LIBOR                  4.60%
(pound)14,028                   Jan 05 - Jul 05            (pound) LIBOR                  4.60%
(pound)428                      Jul 05 - Jan 06            (pound) LIBOR                  4.60%
US $222,692                     Nov 03 - Jan 04              US$ LIBOR                    2.69%
US $173,209                     Jan 04 - Jul 04              US$ LIBOR                    2.69%
US $171,497                     Jul 04 - Jul 05              US$ LIBOR                    2.69%
US $169,786                     Jul 05 - Jul 06              US$ LIBOR                    2.69%


     Surplus cash is deposited with highly rated banks on maturities ranging from overnight up to three months. It is the Group's objective to maintain undrawn committed borrowing facilities of at least 5% of borrowings in order to provide flexibility in managing the Group's liquidity.

     The Group has significant operations in the United States and Canada, as well as other countries outside of the United Kingdom and consequently the balance sheet can be significantly affected by movements in Sterling exchange rates. In addition, currency exposures can arise from revenues and purchases transactions denominated in foreign currencies. The Group's policy is to use foreign currency loans to hedge foreign currency assets and liabilities. Transactional currency exposures are in the main naturally hedged, but where appropriate, are covered using forward exchange contracts.

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

                                                                               Year ended 31 December 2002

                                                                                        Floating rate               Fixed rate
                                                                  Total         Financial liabilities    Financial liabilities
Currency                                                    (pound)'000                   (pound)'000              (pound)'000
Sterling ................................................        105,920                     105,920                     -
U.S. dollar..............................................        295,287                     155,535                139,752
                                                             -------------               -------------          --------------
Total....................................................        401,207                     261,455                139,752
                                                             =============               =============          ==============


                                                                               Year ended 31 December 2002
                                                                            Fixed Rate Financial Liabilities
                                                            ------------------------------------------------------------------
                                                                               Weighted average   Weighted average period for
                                                                                  Interest rate           which rate is fixed
Currency                                                                                      %                         Years
Sterling ..............................................................                    -                            -
U.S. dollar............................................................                 11.875                          6.4
                                                                             -------------------          --------------------
Total..................................................................                 11.875                          6.4
                                                                             ===================          ====================


                                                                              Year ended 31 December 2003
                                                                                        Floating rate              Fixed rate
                                                                                Financial liabilities   Financial liabilities
Currency                                                     (pound)'000                  (pound)'000             (pound)'000
Sterling .................................................        95,320                      23,800                 71,520
U.S. dollar...............................................       251,520                           -                251,520
                                                             -------------               -------------          --------------
Total.....................................................       346,840                      23,800                323,040
                                                             =============               =============          ==============




                                                                              Year ended 31 December 2003
                                                                            Fixed Rate Financial Liabilities
                                                                               Weighted average       Weighted average period
                                                                                  Interest rate       for which rate is fixed
Currency                                                                                      %                         Years
Sterling .................................................                                 6.6                          2.2
U.S. dollar...............................................                                 9.2                          4.8
                                                                             -------------------          --------------------
Total.....................................................                                 9.0                          4.6
                                                                             ===================          ====================



         With the exception of excluded items there are no financial liabilities on which no interest is paid.



Fair values of financial assets and financial liabilities
         Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Group's financial instruments. There is no difference between the book values and fair values of any other financial assets or financial liabilities as at 31 December 2003:


                                                       31 December 2002              31 December 2003
                                                -----------------------------  ---------------------------
                                                  Book value      Fair value     Book value    Fair value
                                                (pound)'000     (pound)'000    (pound)'000    (pound)'000
                                                --------------  -------------  ------------  -------------
Primary financial instruments held or issued
to finance the Group's operations:
Cash at bank and on  hand.......................       33,585         33,585          17,635        17,635
Short-term borrowings and current portion of
long-term borrowings (incl. leases).............       69,765         69,765          52,730        52,730
Long-term borrowings (incl. Leases).............      349,590        352,385         297,473       305,537
Preference shares...............................            -              -               -             -

Derivative financial instruments held to
manage the interest rate profile:
Interest rate swaps - unrealized gain/(loss)                -              -               -          (919)
                                                ==============  =============  =============  =============

         For cash at bank and in hand, short-term deposits and short-term borrowings, the fair value approximates to the carrying valued due to the short maturity periods of these financial instruments. For medium and long-term borrowings, the fair value is based on market values (eg. for the Senior Notes) or, where not available, on the quoted market prices of comparable debt issued by other companies. Market rates have been used to determine the fair values of the interest rate collar and interest rate swap derivatives.


Hedges

         Unrecognized gains and losses on instruments used for hedging (all interest rate hedges), and the movements therein, are as follows:


                                                                                                           Total net
                                                                          Gains             Losses       Gains/(losses)
                                                                    (pound)'000      (pound)'000       (pound)'000

Unrecognized gains and losses on hedges at 31 December 2001........                            (8,970)        (8,970)
                                                                      =============   ===============   ==============
Gains and losses arising in previous  period that were recognised in
the year ended 31 December 2002....................................         -                   8,970          8,970
                                                                      -------------   ---------------   --------------
Gains  and  losses  arising  before 1  January  2002  that  were not
recognized in the year ended 31 December 2002..........................     -                       -              -
Gains and  losses  arising in 2002 that were not  recognised  in the
year ended 31 December 2002...........................................      -                       -              -
                                                                      -------------   ---------------   --------------
Unrecognised gains and losses on hedges at 31 December 2003                 -                       -              -
                                                                      =============   ===============   ==============
Gains and  losses  arising in 2003 that were not  recognised  in the
year ended 31 December 2003...........................................      -                    (919)          (919)
                                                                      -------------   ---------------   --------------
Unrecognised gains and losses on hedges at 31 December 2003                 -                    (919)          (919)
                                                                      =============   ===============   ==============






         Currency exposures

         The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

                                                                 31 December 2002
                                                     Net foreign monetary assets/(liabilities)
                                           Sterling        U.S. Dollar            Other             Total
                                        --------------  -----------------  -------------     ---------------
Functional currency of entity:         (pound)'000       (pound)'000      (pound)'000       (pound)'000
Sterling ...........................               -            18,800               88            18,888
U.S. dollar.........................          (1,373)                -           (4,922)           (6,295)
Other...............................               -               (19)             598               579
                                        --------------  -----------------  -------------     ---------------
                                              (1,373)           18,781           (4,236)           13,172
                                        ==============  =================  =============     ===============


                                                                 31 December 2003
                                                     Net foreign monetary assets/(liabilities)
                                           Sterling        U.S. Dollar            Other             Total
                                        --------------  -----------------  -------------     ---------------
Functional currency of entity:         (pound)'000       (pound)'000      (pound)'000       (pound)'000
Sterling ...........................               -             8,326             (109)            8,217
U.S. dollar.........................             320                 -             (719)             (399)
Other...............................               -              (131)             869               738
                                        --------------  -----------------  -------------     ---------------
                                                 320             8,195               41             8,556
                                        ==============  =================  =============     ===============


19  Pensions

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


     Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of defined benefit pensions over employees' working lives with the Group. The pension charge is determined by a qualified actuary using the projected unit method. The assumptions, which have the most significant effect on the results of the valuation, are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 7.5% per annum pre-retirement and 5.5% per annum post-retirement, that salary increases would average 3.25% per annum and that pensions accrued since the scheme commenced would increase at the rate of 2.5% per annum.

The most recent actuarial valuation was undertaken as at 5 April 2003 and assumed the investment returns would be 6.25% per annum pre-retirement and 5.25% per annum post-retirement, that salary increases would average 3.5% per annum and that pensions accrued since the scheme commenced would increase at the rate of 2.5% per annum. It showed that the market value of the Scheme's assets was (pound)53,841,000. The assets represented 82% of the benefits that had accrued to members, after allowing for expected future increases in earnings

The pension charge for the Scheme for the current year was (pound)2,989,000 (year ended 31 December 2002: (pound)2,595,000). Contributions paid by the company totalled (pound)2,600,000 and there was therefore a provision at 31 December 2003 of (pound)389,000 (year ended 31 December 2002: Nil) (This charge included the benefit of a reduction of (pound)342,000 (year ended 31 December 2002: (pound)1,752,000) due to the amortisation of experience surpluses that are being recognised over 12 years, the average remaining service lifetime of the employees.
     Scheme contributions were payable at the rate of 10% for the employer and 5% for employees. An actuarial valuation of this scheme was completed during 2003, which resulted in a change in the contribution rates payable to 17.5% for the employer and 7% for employees, beginning in 2004.

Details of the current year SSAP24 charge is as follows:

                                                                           Year ended        Year ended
                                                                           31 December       31 December
                                                                              2002              2003
                                                                         ---------------   ---------------
                                                                        (pound)'000       (pound)'000
Regular service cost...................................................         4,347             3,331
Variation credit.......................................................        (1,752)             (342)
                                                                         ---------------   ---------------
Total charge in respect of UK defined benefit pension scheme...........         2,595             2,989
                                                                         ===============   ================

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

     The total pension charge in the profit and loss account may be summarised as follows:


                                                                           Year ended        Year ended
                                                                           31 December       31 December
                                                                              2002              2003
                                                                         ---------------   ---------------
                                                                        (pound)'000       (pound)'000
Defined benefit schemes:
U.K. only..............................................................         2,595             2,989
Defined contribution schemes:
U.K., U.S., Canada, Singapore and the Netherlands                               2,556             3,045
                                                                         ---------------   ---------------
                                                                                5,151             6,034
                                                                         ===============   ===============

     Additional disclosures required under the transitional arrangements of FRS 17 in respect of the U.K. defined benefit plan are set out below.

Financial assumptions


                                                                           Year ended        Year ended
                                                                           31 December       31 December
                                                                              2002              2003
                                                                         ---------------   ---------------
                                                                        (pound)'000       (pound)'000
Salary increases.......................................................          3.25%             3.25%
Pension increases (on pensions now being accrued)......................          2.25%             2.50%
Discount rate..........................................................          5.75%             5.60%
RPI....................................................................          2.25%             2.50%
Expected return on equities............................................          7.50%             7.50%
Expected return on bonds...............................................          5.50%             5.25%

     The market value of the assets of the Scheme and the long-term expected rates of return on those assets are as follows:


                                        31 December       31 December       31 December      31 December
                                            2002             2002              2003              2003
                                              %        (pound)'000               %         (pound)'000
Equities ...........................          7.5             31,966             7.5              39,490
Bonds...............................          5.5             22,397            5.25             25,408
Others..............................          4.0                361            3.75                123
                                                       ---------------                     --------------
                                                              54,724                              65,021
Present value of scheme liabilities.                         (61,916)                            (72,098)
                                                       ---------------                     --------------
(Deficit)/surplus in the scheme.....                          (7,192)                             (7,077)
Related deferred tax asset                                     2,158                               2,123
                                                       ---------------                     --------------
Net pension liability...............                          (5,034)                             (4,954)
                                                       ===============                     ==============


     If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2003 would be as follows:

                                                                           31 December       31 December
                                                                              2002              2003
                                                                        (pound)'000       (pound)'000
Net assets excluding pension (liability)/asset                                225,719           236,615
Pension (liability)/asset..............................................        (5,034)           (4,954)
                                                                         --------------   ---------------
Net assets including pension (liability)/asset                                220,685           231,661
                                                                         ==============   ===============
Profit and loss account excluding pension (liability)/asset                    65,719            76,615
Pension (liability)/asset                                                      (5,034)           (4,954)
                                                                         --------------   ---------------
Profit and loss account................................................        60,685            71,661
                                                                         ==============   ===============



                                                                                          31 December        31 December
                                                                                              2002               2003
                                                                                       (pound)'000        (pound)'000
Analysis of amount charged to operating profit
In respect of defined benefit schemes

Current service.......................................................................         3,866              3,869
Past service cost.....................................................................             -                  -
--------------------------------------------------------------------------------------- ------------------ ------------------

Total operating charge                                                                         3,866              3,869
======================================================================================= ================== ==================
Movement in surplus/(deficit) during the year

Surplus in the scheme at the beginning of the year....................................         3,319             (7,192)
Movement:
Current service cost (from above).....................................................        (3,866)            (3,869)
Contributions.........................................................................         2,595              2,600
Past service cost (from above)........................................................             -                  -
Other finance income (from below).....................................................           842                 40
Actuarial (loss) (from below).........................................................       (10,082)             1,344

--------------------------------------------------------------------------------------- ------------------ ------------------
(Deficit) in the scheme at the end of the year                                                (7,192)            (7,077)
======================================================================================= ================== ==================

Analysis of the amount credited to other finance income

Expected return on pension scheme assets.............................................          4,190              3,737
Interest on pension scheme liabilities...............................................         (3,348)            (3,697)
--------------------------------------------------------------------------------------- ------------------ ------------------
Net return                                                                                       842                 40
======================================================================================= ================== ==================
                                                                                          31 December        31 December
                                                                                              2002               2003
                                                                                       (pound)'000        (pound)'000
Analysis of amount recognised in STRGL

Actual return less expected return on pension scheme assets..........................        (12,261)             3,700
Experience gains and losses arising on the scheme liabilities........................             15                900
Changes in the assumptions underlying the present value of the scheme liabilties.....          2,164             (3,256)
--------------------------------------------------------------------------------------- ------------------ ------------------
Actuarial (loss) recognised in STRGL                                                         (10,082)             1,344
======================================================================================= ================== ==================

                                                                                          31 December        31 December
                                                                                              2002               2003
History of experience gains and losses

Differences between the actual and expected return on scheme assets:
Amount ((pound)'000)                                                                           (12,261)             3,700
Percentage of scheme assets                                                                      (22.4%)              5.7%

Experience gains and losses on scheme liabilities
Amount ((pound)'000)                                                                              15                900
Percentage of the present value of the scheme liabilities                                          0%                 1.2%

Total amount recognised in statement of total recognised gains and losses:
Amount ((pound)'000)                                                                           (10,082)           1,344
Percentage of the present value of the scheme liabilities                                        (16.3%)              1.9%


20  Commitments

     Capital commitments
                                                                           31 December       31 December
                                                                              2002              2003
                                                                         -------------     --------------
                                                                          (pound)'000       (pound)'000
Authorised and contracted..............................................         2,253             1,613
                                                                         =============     ==============


     Lease commitments

     The Group had the following annual commitments under non-cancelable operating leases as follows:


                                                 31 December 2002                          31 December 2003
                                    ---------------------------------------   -----------------------------------
                                          Land and              Other              Land and              Other
                                          Buildings                                Buildings
                                       (pound)'000             (pound)'000       (pound)'000        (pound)'000
Within one year...................             137                363                    397                 161
Between two and five years........           4,167                386                  3,530                 525
After five years..................             585                  4                    476                   -
                                    -------------------     ---------------   ------------------    -------------
                                             4,889                753                  4,403                 686
                                    ===================     ===============   ==================    =============

     The company had no commitments under non-cancelable operating leases existing at either balance sheet date.

     The future minimum lease payments under non-cancelable operating leases at 31 December 2003 were as follows:


                                                                                     Operating Leases
                                                                      -----------------------------------------
                                                                       Land and Buildings               Other
                                                                      (pound)'000                 (pound)'000

2004...................................................................     4,082                        686
2005...................................................................     3,801                        412
2006...................................................................     3,697                        256
2007...................................................................     3,583                         78
Thereafter.............................................................       384                          5


21  Contingent Liabilities

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

     Other matters
     The Group's bankers have provided guarantees in the ordinary course of business amounting to (pound)344,000 at 31 December 2003 (31 December 2002; (pound)420,500).


22       Related Party Transactions

        The Company and Group have taken advantage of the exemption provided by FRS 8 (Related Party Disclosures) in not disclosing transactions with other group companies where there is a common ownership interest in excess of 90% and where such transactions are fully eliminated on consolidation.

      Amounts outstanding with the Dunlop Aerospace Limited UK Pension Scheme at 31 December 2003 totaled(pound)224,000 (2002:(pound)Nil).

23  Reconciliation of Operating Profit to Net Cash Inflow from Operating
    Activities


                                                     Year ended            Year ended            Year ended
                                                   31 December           31 December           31 December
                                                       2001                  2002                  2003
                                                 ---------------        --------------        --------------
                                                    (pound)'000          (pound)'000           (pound)'000
Operating profit..............................           75,656                65,113               58,146
Depreciation..................................           12,875                14,540               14,667
Amortisation of intangibles...................            2,968                 3,079                2,799
Amortisation of deferred costs................            2,643                 1,622                1,438
Loss on disposal of fixed assets..............               79                   469                   74
Goodwill impairment charge....................              199                     -                    -
Capital grant release.........................             (264)                 (290)                (296)
Change in stocks..............................           (2,327)               (6,071)               1,710
Change in debtors.............................            8,541               (15,701)             (12,436)
Change in creditors and provisions............          (19,738)                  (38)              19,440
                                                 ---------------        --------------        --------------
Net cash inflow from operating activities.....           80,632                62,723               85,542
                                                 ===============        ==============        ==============


24  Analysis of Changes in Net Debt

                                                                                                               At
                                       At 1 January        Cash          Exchange                         31 December
                                           2001            Flow         Adjustments          Other           2001
                                     ---------------  ------------    ---------------     -----------    --------------
                                      (pound)'000      (pound)'000      (pound)'000      (pound)'000     (pound)'000
Cash at bank and in hand..........         (37,219)          8,768             (612)             -          (29,063)
Overdrafts........................           1,248          (1,300)              52              -                -
                                     ---------------  ------------    ---------------     -----------    --------------
                                           (35,971)          7,468             (560)             -          (29,063)
Short-term deposits...............               -         (11,381)             (39)          (115)         (11,535)
Debt due within one year..........          19,395           8,760               32         26,207           54,394
Debt due after one year...........         385,639               -            9,543        (24,081)         371,101
Finance leases....................             338            (352)              14              -                -
                                     ---------------  ------------    ---------------     -----------    --------------
Total.............................         369,401           4,495            8,990          2,011          384,897
                                     ===============  ============    ===============     ===========    ==============


                                                                                                                At
                                        At 1 January        Cash          Exchange                         31 December
                                            2002            Flow         Adjustments          Other           2002
                                      ---------------  ------------    ---------------     -----------    --------------
                                       (pound)'000      (pound)'000      (pound)'000      (pound)'000     (pound)'000
Cash at bank and in hand..........         (29,063)         (6,537)           2,015              -          (33,585)

Overdrafts........................               -          18,148                -              -           18,148
                                     ---------------  ------------    ---------------     -----------    --------------
                                           (29,063)         11,611            2,015              -          (15,437)
Short-term deposits...............         (11,535)              -               39         11,496                -
Debt due within one year..........          54,394          15,615)          (1,112)        12,095           49,762
Debt due after one year...........         371,101          23,909          (30,013)       (21,426)         343,571
                                     ---------------  ------------    ---------------     -----------    --------------
Total.............................         384,897          19,905          (29,071)         2,165          377,896
                                     ===============  ============    ===============     ===========    ==============



                                                                                                               At
                                       At 1 January        Cash          Exchange                         31 December
                                           2003            Flow         Adjustments          Other           2003
                                     ---------------  ------------    ---------------     -----------    --------------
                                      (pound)'000      (pound)'000      (pound)'000      (pound)'000     (pound)'000
Cash at bank and in hand..........         (33,585)         14,485            1,465              -          (17,635)
Overdrafts........................          18,148         (18,148)               -              -                -
                                     ---------------  ------------    ---------------     -----------    --------------
                                           (15,437)         (3,663)           1,465              -          (17,635)
Short-term deposits...............               -               -                -              -                -
Debt due within one year..........          49,762         (28,401)            (208)        29,125           50,278
Debt due after one year...........         343,571             800          (26,557)       (27,270)         290,544
Finance leases....................               0           3,672             (309)             -            3,363
                                     ---------------  ------------    ---------------     -----------    --------------
Total.............................         377,896         (27,592)         (25,609)         1,855          326,550
                                     ===============  ============    ===============     ===========    ==============

Other includes the net change in deferred finance costs, accrued interest on bank deposits and reclassifications for debt that now falls due for repayment within one year of the balance sheet date.


25  Reconciliation of Net Cash Flow to Movement in Net Debt

                                                        Year ended          Year ended           Year ended
                                                       31 December         31 December          31 December
                                                           2001                2002                 2003
                                                     --------------       -------------        -------------
                                                     (pound)'000         (pound)'000          (pound)'000
Decrease/(increase) in cash for the period.......          7,468               11,611              (3,663)
Exchange adjustments.............................          8,990              (29,071)            (25,609)
Repayment of bank loans..........................        (10,240)             (15,615)            (28,401)
Decrease in net debt from management of liquid
resources........................................        (11,381)                   -                   -
Repayment of finance lease obligations...........           (352)                   -               3,672
Movement in debt issue costs.....................          2,126                2,050               1,855
New bank loans...................................         19,000               23,909                 800
Other non cash flow..............................           (115)                 115                   -
Issue of Senior Notes............................              -                    -                   -
Movement in net debt during the period...........         15,496               (7,001)            (51,346)
                                                     --------------       -------------        -------------
Net debt at beginning of period..................        369,401              384,897             377,896
                                                     --------------       -------------        -------------
Net debt at end of period........................        384,897              377,896             326,550
                                                     ==============       =============        =============



26  Subsequent Event


     In 10 February 2004, the Company, issued $120,000,000 of 11.875% Senior Notes due 2009 as additional debt securities under an indenture pursuant to which, on May 13, 1999, $225,000,000 of 11.875% Senior Notes due 2009 were issued.


27 Summary of Differences Between U.K. and U.S. Generally Accepted Accounting Principles (GAAP)


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

     Effect on net profit of differences between U.K. GAAP and U.S. GAAP:


                                                        Year ended          Year ended           Year ended
                                                       31 December         31 December          31 December
                                                           2001                2002                 2003
                                                      -------------       -------------        -------------
                                                     (pound)'000         (pound)'000          (pound)'000

Profit of the Group under U.K. GAAP                       20,474               11,860              13,047
Adjustments:
Deferred charges and development costs.............       (1,789)              (3,062)             (8,432)
Goodwill amortization..............................       (5,350)                   -                   -
Amortization  and  impairment of other  intangible
assets.............................................       (4,925)              (5,616)             (3,217)
Pensions...........................................         (621)              (1,449)             (2,174)
Interest rate swap contracts.......................       (7,494)               8,970                (919)
Deferred taxes.....................................        5,556                  (37)              4,423
                                                      -------------       -------------        -------------
Net income under U.S. GAAP.........................        5,851               10,666               2,728
                                                      =============       =============        =============


     Effect on equity shareholders' funds of difference between U.K. GAAP and U.S. GAAP:

                                                                            31 December         31 December
                                                                                2002                2003
                                                                         ---------------      --------------
                                                                         (pound)'000          (pound)'000
Equity shareholders' funds under U.K. GAAP.............................       225,719             236,226
Adjustments:
Deferred charges and development costs.................................       (41,985)            (49,584)
Goodwill ..............................................................      (127,659)           (122,366)
Other intangible assets................................................       165,797             155,393
Pensions...............................................................        (1,797)             (3,971)
Interest rate swap contracts...........................................             -                (919)
Deferred taxes.........................................................       (47,223)            (43,832)
                                                                         ---------------      --------------
Equity shareholders' funds under U.S. GAAP.............................       172,852             170,947
                                                                         ===============      ==============

A summary of the principal differences applicable to the Group is set out below:

Deferred Costs and Development Costs

     Under U.K. GAAP, the Group capitalises certain up-front costs related to service contracts (e.g. initial wheel and ship-sets that are provided to OEMs free of charge or at a significant price discount) and the purchase of certain distributor authorisation licenses. For U.K. GAAP purposes, these costs are typically amortised over two life cycles (with each life cycle ranging from 2 to 5 years) for the costs associated with service contracts or over the life of the specific program for the distributor authorisation licenses (which are typically 5 to 25 years in duration).

     Also under U.K. GAAP, certain development costs can be capitalized provided they meet stringent criteria, and subsequently amortized over the expected economic useful life of the related product. The Group capitalizes certain research and development costs related to certain major projects and also capitalizes certain regulatory certification charges for its parts development.


     Under U.S. GAAP, costs associated with the installation of initial braking and wheel systems are amortized over the shorter of the initial braking and wheel life cycle or three years, and distributor authorization licenses are amortized over 5 to 10 years, the original legal life of the licenses or related authorization agreements. Furthermore, under U.S. GAAP, all research and development costs are expensed as incurred.


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


     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Business Combinations," effective for business combinations initiated after 30 June 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after 15 December 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. SFAS 142 requires that goodwill and certain other intangible assets acquired after 30 June 2001 and having indefinite lives no longer be amortized, but rather tested for impairment at least annually. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. During the transition period from 1 July 2001 through 31 December 2001, the Group continued to amortize goodwill associated with business combinations completed prior to 1 July 2001 over their useful lives. At 31 December 2001, the Group's unamortized goodwill balance under U.S.GAAP was (pound)191.3 million. Effective 1 January 2002, all amortization of goodwill was discontinued under U.S. GAAP. Upon adoption of SFAS 142, the Group completed its transitional impairment testing, effective 1 January 2002 and determined there was no impairment. After completing the annual impairment test, calculated as at 31 December 2003, the Group determined that the carrying value of certain trademarks were not impaired (31 December 2002: (pound)2.8 million). With the adoption of SFAS No. 142, management of the Group also reassessed the remaining useful lives of all depreciable intangible assets and determined certain trademarks to be indefinite-life intangible assets.

The following table reflects net income/(loss) for the comparative periods prior to adoption of SFAS 142 as if the standard's non-amortization provisions had been adopted as of the beginning of the respective periods:


                                                        Year ended          Year ended           Year ended
SFAS 142                                               31 December         31 December         31 December
                                                           2001                2002                 2003
                                                     --------------      --------------       --------------
                                                     (pound)'000         (pound)'000          (pound)'000
Reported net income/(loss)                                 5,851               10,666                2728
Add back goodwill amortization                             5,350                    -                   -
Add back indefinite life trademark  amortization
- net of tax                                               1,069                    -                   -
                                                     --------------      --------------       --------------
Adjusted income/(loss)                                    12,270               10,666                2728
                                                     ==============      ==============       ==============

         Intangible Assets

                                                   As of 31 December 2003
                                             Gross Carrying        Accumulated           Weighted-Average
                                                 Amount            Amortisation             Amortisation
                                              (pound)'000          (pound)'000                   Period
                                           -----------------     ---------------        -------------------
Amortised intangible assets

Trademarks                                      124,067              (19,123)                 40 years

                                           -----------------     ---------------
Total                                           124,067              (19,123)
                                           =================     ===============


Unamortized intangible assets

Goodwill                                        181,762
Trademarks                                       50,388
                                           -----------------
Total                                           232,150
                                           =================








Aggregate Amortisation Expense:                           (pound)'000
For year ended 31 December 2003                                 3,217

Estimated Amortisation Expense:                           (pound)'000
For year ended 31 December 2004                                 3,217
For year ended 31 December 2005                                 3,217
For year ended 31 December 2006                                 3,217
For year ended 31 December 2007                                 3,217
For year ended 31 December 2008                                 3,217



     Goodwill

     The changes in the carrying amount of goodwill for the year ended 31December 2003 are as follows:


                                                         Engine Repair &
                                         Manufacturing       Overhaul          Total
                                       (pound)'000      (pound)'000      (pound)'000
                                       ----------------------------------------------------
Balance as of 1 January 2003                139,769           46,428          186,197
Goodwill acquired during year                  -                -                -
Impairment losses                              -                -                -
Foreign exchange                               -             (4,435)          (4,435)
                                       ----------------------------------------------------
Balance as of 31 December 2003              139,769           41,993          181,762
                                       ====================================================


     Pension and Post-retirement Benefits

     Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aimed to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, funding deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

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

     The measurement date for both the UK and Canadian plans is December 31

     The change in benefit obligation during the year is as follows:

                                                                           31 December          31 December
                                                                              2002                 2003
                                                                       ------------------   ------------------
                                                                        (pound)'000          (pound)'000
Benefit obligation at beginning of year.............................         59,133               65,453
Service cost........................................................          4,350                4,018
Interest cost.......................................................          3,567                3,899
Plan participants' contributions....................................          1,292                1,305
Other actuarial (gains)/losses......................................         (2,712)               2,696
Benefits paid.......................................................           (169)              (1,078)
Plan amendment......................................................              0                    0
Exchange rate adjustment............................................             (8)                  18
                                                                       ------------------   ------------------
Benefit obligation at 31 December...................................         65,453               76,311
                                                                       ==================   ==================

         The change in plan assets during the year is as follows:

                                                                          31 December          31 December
                                                                             2002                 2003
                                                                      ------------------   ------------------
                                                                        (pound)'000          (pound)'000
Fair value of plan assets at beginning of year......................         59,675               55,368
Estimated actual return on plan assets..............................         (8,127)               7,543
Employer contribution...............................................          2,706                2,815
Plan participants' contributions....................................          1,292                1,305
Benefits paid.......................................................           (169)              (1,078)
Exchange rate adjustment............................................             (9)                  17
                                                                      ------------------   ------------------
Fair value of plan assets at end of year............................         55,368               65,970
                                                                      ==================   ==================

Funded  status......................................................        (10,085)             (10,340)
Unrecognized prior service cost.....................................          1,754                1,611
Unrecognized net actuarial (gain)/loss..............................          6,980                5,034
                                                                      ------------------   ------------------
Net amount recognized...............................................         (1,351)              (3,695)
                                                                      ==================   ==================

         Assumptions used to determine the pension cost for the defined benefit plans were:

                                                                            Average               Average
                                                                          Weighted by           Weighted by
                                                                              PBO                   PBO
                                                                          31 December           31 December
                                                                              2002                 2003
                                                                      ------------------   ------------------
                                                                               (%)                  (%)
Discount rate.......................................................          5.75                 5.6
Rate of return on assets............................................          6.75                 6.6
Salary growth.......................................................          3.25                 3.25
Pension increases...................................................          2.25                 2.5



The expected rate of return on plan assets, based on actuarial advice, reflects the average rate of return expected from the plan's assets over the long term and should not change significantly from year to year unless justified by significant changes to the plan's asset distribution or general economic outlook.

The net periodic pension cost, in accordance with SFAS No. 87, for the Group's estimated portion of the defined benefit pension plan is summarized as follows:


                                                                           Year ended           Year ended
                                                                          31 December          31 December
                                                                              2002                 2003
                                                                      ------------------   ------------------
                                                                        (pound)'000          (pound)'000
Components of pension expense:
  Service costs (net of employee contributions).....................          4,350                4,018
  Interest cost.....................................................          3,567                3,899
  Expected return on plan assets....................................         (4,243)              (3,794)
  Amortization of unrecognized prior service cost...................            143                  143
  Amortization of unrecognized net gain/(loss)......................            227                  897
                                                                      ------------------   ------------------
Net periodic pension cost...........................................          4,044                5,163
                                                                      ==================   ==================
Exchange rate adjustment                                                          -                   (1)


     The plan asset allocations as at December 31, 2003 and 2002, by asset category, are as follows:


                                                                           Year ended           Year ended
                                                                          31 December          31 December
                                                                              2002                 2003
                                                                      ------------------   ------------------
Asset category
      Equities......................................................             58%                  61%
      Bonds.........................................................             41%                  39%
      Other.........................................................              1%                   0%
                                                                      ------------------   ------------------
                                                                                100%                 100%
                                                                      ==================   ==================


     The expected rate of return of the assets, split by asset category, as at December 31, 2003 and December 31, 2002 are as follows:


                                                                       Long term rate of return expected at
                                                                           Year ended           Year ended
                                                                          31 December          31 December
                                                                              2002                 2003
                                                                      ------------------   ------------------
Asset category
      Equities......................................................              9.5%                 8.75%
      Bonds.........................................................              5.51%                5.0%
      Other.........................................................              2.0%                 3.3%





     In order to arrange for the plan funds to be invested, the Trustee will select fund manager(s) from time to time based on appropriate external advice and assistance without any predetermined view as to whether there should be one fund manager or more and whether the fund manager(s) should be specialists or generalists.

     The fund managers can invest in any investment permitted by the Trust Deed, however, the Trustee will give instructions on the specific funds to invest in having consulted the actuary. The Trustee receives external advice on the benchmark asset allocation. The Trustee objective is to have bond exposure of around 40% and equities exposure of 60%.

     Dunlop Aerospace Limited expects to contribute approximately
(pound)4,321,000 to its pension plan in the year beginning January 1, 2004.

     The accumulated benefit obligation for the UK plan was (pound)55,154,00 as at December 31, 2003.

     In addition to the defined benefit plan, the U.S. and Canadian companies sponsor defined contribution plans. Employer contributions to the Canadian defined contribution arrangements in the year ended 31 December 2003 amounted to (pound)1,367,700 (2002: (pound)1,048,000; 2001: (pound)977,000). Employer contributions paid to the US plans in 2003 amounted to (pound)1,172,000 (2002:
(pound)1,173,000; 2001: (pound)1,317,000).

     Certain employees in the Netherlands participate in a collectively-bargained multi-employer plan. In addition to the collectively-bargained plan, employees in the Netherlands also participated in a defined contribution plan. Employer contributions to these plans for 2003 were (pound)389,000 (2002: (pound)324,000; 2001: (pound)272,000).

     In Australia, employees participate in an arrangement which is essentially a defined contribution plan. Employer contributions in 2003 were (pound)61,000 (2002: (pound)35,000; 2001: (pound)235,000).

     In Singapore a national defined contribution plan is operated. Employer contributions for 2003 were (pound)4,000 (2002:(pound)nil; 2001:
(pound)23,000).

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

      Under U.S. GAAP, deferred taxes are accounted for on all temporary differences, including those resulting from other U.S. GAAP adjustments, and a valuation allowance is established to reduce deferred tax assets to the amount which `more likely than not' will be realised in future periods based on current estimates of future taxable income, along with proper tax planning strategies.

      The components of the net deferred tax assets and liabilities as of 31 December 2002 and 2003 per U.K. GAAP are as follows:

                                                                           2002                2003
                                                                         (pound)'000       (pound)'000
                                                                   ------------------   ------------------
Current deferred tax assets consist of the following:
  Operating losses..............................................                985               1,095
  Advance tax paid on cash accounting basis.....................              3,458               1,919
  Debtors.......................................................                 44                  31
  Inventory.....................................................                439                 546
  Other provisions..............................................              1,571                 675
                                                                   ------------------   ------------------
  Total deferred tax assets.....................................              6,497               4,266
  Less: valuation allowance.....................................               (985)             (1,095)
                                                                   ------------------   ------------------
Current deferred tax assets.....................................              5,512               3,171
                                                                   ==================   ==================


Current deferred tax liabilities consist of the following:
  Gain on plant deferred through reinvestment...................                961                 379
  Cost per brake landing program deferrals......................                366                 331
  Percentage of completion contract accounting                                  -                 1,262
                                                                   ------------------   ------------------
Current deferred tax liabilities................................              1,327               1,972
                                                                   ==================   ==================

Non-current deferred tax liabilities consist of the following:
  Fixed assets..................................................             16,379              16,979
  Deferred charges and development costs........................              8,011              10,179
  Unrealized foreign exchange on debt...........................                  -               2,995
                                                                   ------------------   ------------------
Non-current deferred tax liabilities............................             24,390              30,153
                                                                   ==================   ==================


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


                                                               Year ended       Year ended        Year ended
                                                              31 December      31 December       31 December
                                                                   2001            2002              2003
                                                             -------------    -------------     -------------
Net cash inflow from operating activities.................         22,109            9,449            37,431
Net cash used in investing activities.....................        (38,337)         (29,354)           (6,167)
Net cash (outflow)/inflow from financing activities.......          7,512           26,442           (45,749)
Effect of exchange rates on cash and cash equivalents.....            560           (2,015)           (1,465)
                                                             -------------    -------------     -------------
Net (decrease)/increase in cash and cash equivalents
under U.S. GAAP...........................................         (8,156)           4,522           (15,950)

Cash and cash equivalents under U.S. GAAP at beginning of
year......................................................         37,219           29,063            33,585
                                                             -------------    -------------     -------------
Cash and cash equivalents under U.S. GAAP at end of year..         29,063           33,585            17,635
                                                             -------------    -------------     -------------
Bank (overdrafts) under U.K. GAAP at end of year..........        (18,148)               -                 -
                                                             -------------    -------------     -------------
Cash and bank balances, net of overdrafts, under U.K. GAAP
at end of year............................................         29,063           15,437            17,635
                                                             =============    =============     =============



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


     Recently Issued Accounting Standards


     In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. We do not expect the adoption of SFAS 150 will have a significant impact on our financial position and results of operations.

     In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF 00-21 will have a significant impact on our financial position and results of operations.


     In January 2003, the FASB issued FASB Interpretation No. 46 Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In December 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities. FIN 46 replace FIN 46 and clarifies the accounting for interests in variable interest entities. FIN 46 should be applied to entities considered to be Special Purpose Entities (SPE's) no later than the end of the first reporting period after December 15, 2003 and by the end of the first reporting period that ends after march 15, 2004 to entities other than SPE's. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is still in the process of determining the impact, if any, of adoption of FIN 46.

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


     Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents. Management believes the concentration of credit risk associated with accounts receivable is minimal because it has only two customers that accounted for more than ten % but less than twenty % of the Company's total revenues in years ended 31 December 2001, 2002, and 2003. Cash and liquid resources are invested in bank deposit accounts callable on no more than one months notice. The risk associated with the Company's cash and liquid resources is mitigated by the fact that these amounts are placed in what it believes to be high quality financial institutions.


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

     Under SFAS No. 131, the Company is required to present segment information based upon the `management approach'. U.K. GAAP is less prescriptive than U.S. GAAP in determining the segments of a business. Company segmental information disclosed in Note 3 has been prepared according to SFAS No. 131.

     The company presents its consolidated profit and loss accounts in accordance with U.K. GAAP and the Companies Act of 1985. This presentation differs in certain respects with that which is required under U.S. GAAP. The following income statement presents the Company's results of operation prepared in accordance with U.K. GAAP, but in a format that is required under U.S. GAAP.


                                                             Year ended       Year ended       Year ended
                                                            31 December      31 December      31 December
                                                                2001             2002             2003
                                                          ----------------- ---------------- ----------------
                                                         (pound)'000       (pound)'000      (pound)'000
Revenues.............................................          444,904           451,848          456,614
Cost of goods sold...................................         (314,433)         (326,599)        (339,350)
                                                          ----------------- ---------------- ----------------
Gross profit.........................................          130,471           125,249          117,264

Selling general and administrative expenses and other
expenses.............................................          (54,815)          (56,358)         (55,430)
Aborted IPO costs ...................................                -            (3,778)               -
Aborted acquisition costs ...........................                -                 -           (3,688)
                                                          ----------------- ---------------- ----------------
Income from operations...............................           75,656            65,113           58,146
Finance costs........................................          (41,930)          (43,235)         (31,962)
                                                          ----------------- ---------------- ----------------
Income before income taxes...........................           33,726            21,878           26,184
Income taxes.........................................          (13,252)          (10,018)         (13,137)
                                                          ----------------- ---------------- ----------------
Net Income...........................................           20,474            11,860           13,047
                                                          ================= ================ ================